Exhibit 99.2

MEMBERSHIP INTEREST

AND

STOCK PURCHASE AGREEMENT

BETWEEN

KEYSPAN CORPORATION,

TRANSCANADA FACILITY USA, INC.

AND

KEYSPAN ENERGY CORPORATION
(Solely for the purposes of Sections 2.1, 4.5, 5.1, 5.2, 5.3, 5.6, 7.1, 7.8, 7.13 and 7.17 and Article XI hereof)

DATED AS OF

March 31, 2008

[REDACTED] = CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS AND THE WORD “REDACTED” HAS BEEN OMITTED PURSUANT TO SECTION 12.2(3) OF NATIONAL INSTRUMENT 51-102.

TABLE OF CONTENTS

i

EXHIBITS
Exhibit A	Form of Unit 40 Facility Sublease
Exhibit B	Form of Unit 40 Site Sub-Sublease
Exhibit C	Form of Buyer Sublease Guaranty
Exhibit D	Form of Seller Sublease Guaranty
Exhibit E	Form of Transition Services Agreement

SELLER DISCLOSURE SCHEDULES
Section 1.1(a)	Excluded Liabilities
Section 1.1(b)	Knowledge
Section 1.1(c)	Permitted Encumbrances
Section 1.1(d)	Scheduled Capital Expenditures
Section 1.1(e)	Unit 10/20/30 Land
Section 1.1(f)	Unit 40 Land
Section 1.1(g)	Working Capital
Section 5.3(a)	Consents and Approvals
Section 5.3(b)	Consents and Approvals
Section 5.5(a)	Absence of Certain Changes or Events
Section 5.7(a)	Real Property
Section 5.7(d)	Inventory
Section 5.8	Environmental Matters

Section 5.8(a)	Environmental Permits
Section 5.9(a)	Collective Bargaining Agreement(s)
Section 5.9(b)	Labor Matters
Section 5.10(a)	ERISA; Benefit Plans
Section 5.10(g)	ERISA; Benefit Plans
Section 5.11(a)	Certain Contracts and Arrangements
Section 5.11(b)	Certain Contracts and Arrangements
Section 5.11(c)	Certain Contracts and Arrangements
Section 5.12	Legal Proceedings
Section 5.13(a)	Permits; Compliance with Laws
Section 5.13(b)	Permits; Compliance with Laws
Section 5.14	Regulation as a Utility
Section 5.15	Taxes
Section 5.16	Intellectual Property
Section 5.17	Insurance
Section 5.19	Bank Accounts
Section 7.1	Conduct of Business of the Seller
Section 7.9(b)(ii)	Continuing Corporate Employee(s)
Section 7.9(b)(iv)	Severance Benefits
Section 7.10(a)	Emissions Allowances to be Included in the Ravenswood Accounts
Section 7.12	Restructuring
Section 7.13	Termination of Affiliate Contracts
Section 7.16	Ravenswood Insurance
Section 7.19	Guaranties

BUYER DISCLOSURE SCHEDULES
Section 6.3(a)	Consents and Approvals
Section 6.3(b)	Consents and Approvals
Section 6.3(c)	Buyer's and its Affiliates' Assets
Section 6.4	Regulation as a Utility

MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT

MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT, dated as of March 31, 2008 (the "Agreement"), between KeySpan Corporation, a New York corporation (the "Seller"), TransCanada Facility USA, Inc., a Delaware corporation (the "Buyer"), and for purposes of Sections 2.1, 4.5, 5.1, 5.2, 5.3, 5.6, 7.1, 7.8, 7.13 and 7.17 and Article XI only, KeySpan Energy Corporation, a New York corporation ("Energy").

W I T N E S S E T H:

WHEREAS, the Seller owns all of the issued and outstanding membership interests (the "Membership Interest") of KeySpan-Ravenswood, LLC, a New York limited liability company ("Ravenswood");

WHEREAS, the Seller owns 100% of Energy, which in turn owns all of the issued and outstanding shares (the "Shares") of KeySpan Ravenswood Services Corp., a New York corporation ("Services" and together with Ravenswood, the "Companies");

WHEREAS, the Board of Directors of the Seller and the Board of Directors of the Buyer have approved the acquisition of Ravenswood by the Buyer, which acquisition is to be effected by the purchase of the Membership Interest by the Buyer upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Energy and the Board of Directors of the Buyer have approved the acquisition of Services by the Buyer, which acquisition is to be effected by the purchase of all of the Shares by the Buyer upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently herewith, TransCanada Corporation and TransCanada Energy USA, Inc. ("Buyer's Guarantors") have entered into a Guaranty Agreement, dated as of the date hereof (the "Buyer Parent Guaranty"), pursuant to which the Buyer's Guarantors have jointly and severally guaranteed the payment and performance obligations of the Buyer hereunder;

WHEREAS, concurrently herewith, National Grid plc ("Seller's Guarantor") has entered into a Guaranty Agreement, dated as of the date hereof (the "Seller Parent Guaranty"), pursuant to which the Seller's Guarantor has guaranteed the payment and performance obligations of the Seller hereunder;

WHEREAS, in connection with the transactions contemplated by this Agreement, at the Closing (as defined below), the Unit 40 Sublessor (as defined below) and Ravenswood shall enter into the Unit 40 Facility Sublease in the form attached hereto as Exhibit A and the Unit 40 Site Sub-Sublease (each as defined below) in the form attached hereto as Exhibit B;

WHEREAS, concurrently herewith, the Buyer and the Seller's Guarantor have entered into a Transfer Agreement, dated as of the date hereof ("Transfer Agreement") with respect to certain actions and matters related to the Restructuring (as defined below); and

WHEREAS, the Seller and the Buyer desire to give the Buyer the opportunity to make an election under section 338(h)(10) of the Code with respect to the purchase of the Shares.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  As used in this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

(1)  "Actual Transfer Date" shall have the meaning set forth in Section 7.9(e) hereof.

(2)  "Adjustment Amount" shall have the meaning set forth in Section 3.2(a) hereof, as the same may be modified as contemplated by Section 3.2(b) hereof.

(3)  "Adjustment Statement" shall have the meaning set forth in Section 3.2(a) hereof.

(4)  "ADR NOx Allowance" means a NOx Allowance as that term is defined in 6 NYCCR 237-1.2(b) for purposes of compliance with 6 NYCCR Subpart 237.

(5)  "ADR SO2 Allowance" means a SO2 Allowance as that term is defined in 6 NYCCR 238-1.2(b) for purposes of compliance with 6 NYCCR Subpart 238.

(6)  "Affiliate" shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

(7)  "Affiliate Contracts" means all contracts, agreements, personal property leases, commitments, understandings (including agency agreements or relationships) or instruments (including powers of attorney) between the Seller or any of its Affiliates (other than the Companies), on the one hand, and either of the Companies, on the other hand.

(8)  "Agreed Upon Transfer Amount" means (i) in the case of a transfer of assets and liabilities from a Seller Pension Plan in which no Continuing Union Employee participated immediately prior to the Closing, the "accumulated benefit obligation" pursuant to Statement of Financial Accounting Standard No. 87 determined as of the Actual Transfer Date in accordance with the assumptions used for purposes of financial disclosure for the Seller's most recently ended fiscal year and (ii) in the case of a transfer of assets and liabilities from a Seller Pension Plan in which a Continuing Union Employee participated immediately prior to the Closing, the "projected benefit obligation" pursuant to Statement of Financial Accounting Standard No. 87 determined as of the Actual Transfer Date in accordance with the assumptions used for purposes of financial disclosure for the Seller's fiscal year ended March 31, 2008.

(9)  "Agreement" shall have the meaning set forth in the preface hereto.

(10)  "Allocation" shall have the meaning set forth in Section 3.3(a) hereof.

(11)  "Allowance" shall have the meaning set forth in 40 CFR § 72.2 for purposes of compliance with Title IV of the federal Clean Air Act.

(12)  "Ancillary Agreements" means, collectively, the Buyer Parent Guaranty, the Seller Parent Guaranty, each Break-up Guaranty, the Unit 40 Facility Sublease, the Unit 40 Site Sub-Sublease, the Buyer Sublease Guaranty, the Seller Sublease Guaranty, the Transition Services Agreement, and the Transfer Agreement.

(13)  "Applicable Facilities" means, collectively, the Unit 10 Facility, the Unit 20 Facility, the Unit 30 Facility, the Unit 40 Facility, the Gas Turbines and the Rainey Tank Farm.

(14)  "Audited Financial Statements" shall have the meaning set forth in Section 5.4 hereof.

(15)  "Authorized Account Representative" means the authorized account representative for the Applicable Facilities for purposes of 6 NYCCR Subparts 204, 237 and 238.

(16)  "Benefit Plans" means the employee benefit plans, programs or arrangements adopted, maintained, contributed to or required to be contributed to by the Seller, the Companies or their ERISA Affiliates with respect to or for the benefit of the Company Employees or with respect to which either of the Companies will or may have any Liability, including those plans, programs and arrangements listed on Section 5.10 of the Seller Disclosure Schedules.

(17)  "Benefit Plans of the Buyer" shall have the meaning set forth in Section 7.9(c) hereof.

(18)  "Books and Records" means original versions or copies of the books, records, minute books, manuals, contracts and other materials (in any form) in the possession of the Seller or any of its Affiliates to the extent primarily relating to the Companies, the Applicable Facilities or the Business, including financial and accounting records, records maintained at the Seller's or an Affiliate's offices, advertising, catalogues, sales and promotional materials, price lists, correspondence, customer materials and records, manufacturing and quality control records and procedures, blueprints, research and development files, records and data books, Intellectual Property disclosures, service and warranty records, equipment logs, operating guides and manuals, sales order files, litigation files and any additional similar documents, in each case, to the extent primarily relating to the Companies, the Applicable Facilities, or the Business; provided that, "Books and Records" shall not include personnel records.

(19)  "Break-up Damages" shall have the meaning set forth in Section 10.3(a) hereof.

(20)  "Break-up Guaranty" shall have the meaning set forth in Section 10.3(b) hereof.

(21)  "Business" means the ownership (to the extent applicable), use and operation of the Applicable Facilities.

(22)  "Business Day" means any day other than Saturday, Sunday and any day which is a legal holiday or a day on which banking institutions in Calgary, Alberta or the State of New York are authorized by applicable Law or other governmental action to close.

(23)  "Buyer" shall have the meaning set forth in the preface hereto.

(24)  "Buyer 401(k) Plan" shall have the meaning set forth in Section 7.9(f) hereof.

(25)  "Buyer Cafeteria Plan" shall have the meaning set forth in Section 7.9(h) hereof.

(26)  "Buyer Closing Certificate" shall have the meaning set forth in Section 8.3(c) hereof.

(27)  "Buyer Disclosure Schedules" means the disclosure schedules of the Buyer, referred to in, and delivered pursuant to, this Agreement.

(28)  "Buyer Indemnitee" shall have the meaning set forth in Section 9.2(a) hereof.

(29)  "Buyer Parent Guaranty" shall have the meaning set forth in the recitals hereto.

(30)  "Buyer Protected Information" shall have the meaning set forth in Section 7.2(d) hereof.

(31)  "Buyer Required Regulatory Approvals" shall have the meaning set forth in Section 6.3(b) hereof.

(32)  "Buyer Sublease Guaranty" means a Guaranty to be executed by Buyer's Guarantors, in substantially the form attached as Exhibit C hereto.

(33)  "Buyer's Guarantors" shall have the meaning set forth in the recitals hereto.

(34)  "Buyer's Pension Plan" shall have the meaning set forth in Section 7.9(e) hereof.

(35)  "Cafeteria Plan Participants" shall have the meaning set forth in Section 7.9(h) hereof.

(36)  "Capital Expenditures Adjustment Amount" means an amount equal to (A) the Capital Expenditures Amount minus (B) the Estimated Capital Expenditures Amount.  For the avoidance of doubt the Capital Expenditures Adjustment Amount may be a negative number.

(37)  "Capital Expenditures Amount" means the aggregate amount of all funds actually expended, beginning April 1, 2008, and ending on the Closing Date, with respect to any capital expenditures made by the Seller or the Companies for capital additions to or improvements or replacements of the Applicable Facilities (but excluding any maintenance capital expenditures) that are in all cases in accordance with Good Utility Practices and are (i) necessary repairs due to breakdown or casualty made in response to a business emergency or other unforeseen operational matters, (ii) not in excess of $2,000,000 in the aggregate with respect to all Applicable Facilities (and not on an individual Applicable Facility basis), (iii) specifically requested by the Buyer in writing or approved by the Buyer in writing or (iv) described in the Scheduled Capital Expenditures.  For purposes of determining the Capital Expenditures Amount, additions to, or improvements or replacements of, the Applicable Facilities performed or provided by the Seller or any of its Affiliates shall be valued at cost, without any markup, and shall exclude corporate allocations.

(38)  "Cash Adjustment Amount" means an amount equal to (A) the cash and cash equivalents (including cash on hand, restricted cash, marketable securities and short-term investments) of the Companies as of the Closing Date minus (B) the Estimated Cash Adjustment Amount.  For the avoidance of doubt such Cash Adjustment Amount may be a negative number.

(39)  "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601, et seq., as amended.

(40)  "CFIUS" means the Committee on Foreign Investment in the United States.

(41)  "CFIUS Approval" means (i) the Seller and the Buyer shall have received a written notification issued by CFIUS that it has determined that (A) it lacks jurisdiction over the transaction or (B) it has concluded its review under the Exon Florio Amendment and has determined not to conduct a full investigation; or (ii) if a full investigation is deemed to be required, the Seller and the Buyer shall have received notification that the United States government will not take action to prevent the consummation of the transactions contemplated by this Agreement.

(42)  "Claim" means any claim, audit, examination, demand, lawsuit, proceeding, arbitration or governmental investigation.

(43)  "Closing" shall have the meaning set forth in Section 4.1 hereof.

(44)  "Closing Date" shall have the meaning set forth in Section 4.1 hereof.

(45)  "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(46)  "Code" means the Internal Revenue Code of 1986, as amended.

(47)  "Collective Bargaining Agreements" shall have the meaning set forth in Section 5.9(a) hereof.

(48)  "Companies" shall have the meaning set forth in the recitals hereto.

(49)  "Company Agreements" shall have the meaning set forth in Section 5.11(a) hereof.

(50)  "Company Employee" means any current or former employee of the Companies and any Corporate Employee.

(51)  "Con Edison" means Consolidated Edison Company of New York, Inc.

(52)  "Confidentiality Agreement" means the Confidentiality Agreement, dated December 10, 2007, between the Seller and TransCanada Corporation.

(53)  "Consent Decree" means the Order on Consent, DEC File No. R2-20000906-179, that KeySpan Corporation d/b/a KeySpan Energy, KeySpan Ravenswood, Inc. and KeySpan Ravenswood Services Corp., initially entered into with the NYSDEC on October 10, 2000, entitled "In the Matter of the Enforcement of Articles 17, 19, 25, and 27 of the New York State Environmental Conservation Law, Article 12 of the New York State Navigation Law, and Parts 227, 373, 610, et seq., 661, et seq., 700, et seq., and 750, et seq., of Title 6 and Parts 30 et seq. of Title 17 of the Official Compilation of Codes, Rules and Regulations of the State of New York," and as modified by the Modified Order on Consent, effective August 2001.

(54)  "Continuing Corporate Employee" shall have the meaning set forth in Section 7.9(b)(ii) hereof.

(55)  "Continuing Employee" means each Continuing Corporate Employee, Continuing Union Employee and Continuing Management Employee as of immediately prior to the Closing Date.

(56)  "Continuing Management Employee" means each employee of the Companies whose employment is not the subject of a collective bargaining agreement as of immediately prior to the Closing Date.

(57)  "Continuing Union Employee" means each employee of the Companies whose employment is the subject of a collective bargaining agreement as of immediately prior to the Closing Date.

(58)  "Corporate Employee" shall have the meaning set forth in Section 7.9(b)(ii).

(59)  "Credit Rating" means, with respect to any Person, the rating then assigned to such Person's unsecured, senior long-term debt obligations not supported by third party credit enhancements, or if such Person does not have such a rating, then the rating then assigned to such Person as an issuer, by S&P and/or Moody's, as applicable, and any successors thereto.

(60)  "Designated Representative" shall have the meaning for such term as set forth in 40 CFR 72.2.

(61)  "Direct Claim" shall have the meaning set forth in Section 9.3(c) hereof.

(62)  "DOJ" shall have the meaning set forth in Section 7.6(a) hereof.

(63)  "Electronic Data Room" means the electronic data room, as constituted as of 12:00 p.m., New York local time, on March 26, 2008, hosted by Intralinks and made available to the Buyer.

(64)  "Emissions Allowances" means, collectively, NOx Allowances and SO2 Allowances.

(65)  "Encumbrances" means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations and restrictions, easements, licenses, rights of way, restrictions, exceptions, covenants, encumbrances and charges of any kind, whether imposed by Law, agreement or otherwise.

(66)  "Energy" shall have the meaning set forth in the preface hereto.

(67)  "Environmental Claims" means any judicial or administrative complaint, summons, citation, directive, order, litigation, notice of violation, proceeding or judgment from any Governmental Authority or Person alleging violations of or liability under applicable Environmental Laws.

(68)  "Environmental Condition" means the presence or Release to the environment, including air, surface and subsurface water, groundwater, soil and sediments, whether at the Real Property or otherwise, of Hazardous Substances, including any migration of Hazardous Substances through air, surface and subsurface water, groundwater, soil and sediments, at, to or from the Real Property, or at, to or from any Off-Site Location, regardless of when such presence or Release occurred or is discovered.

(69)  "Environmental Laws" means all federal, state and local laws, regulations, rules, ordinances, codes, common law decrees, judgments, directives, or judicial or administrative orders relating to pollution or protection of the environment, natural resources or human health and safety, including laws relating to Releases or threatened Releases of Hazardous Substances (including to air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, arrangement for disposal, Release, transport or handling of Hazardous Substances, laws relating to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and laws relating to the management, use restoration, or compensation for use of or damage to natural resources.

(70)  "Environmental Liabilities" means any Liability (including any Liability for personal injury, property or natural resource damages, costs of environmental remediation, fines, attorneys' fees or penalties), arising under any Environmental Laws or Governmental Order or contract, or other consensual agreement pursuant to which any Liability is assumed or imposed with respect to any environmental, health or safety matters.

(71)  "Environmental Permits" means all permits, licenses, certificates and other governmental authorizations, consents and approvals under Environmental Laws.

(72)  "EPA" means the United States Environmental Protection Agency.

(73)  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(74)  "ERISA Affiliate" means any Person or entity that together with the Seller would be deemed to be under common control within the meaning of section 414(b), (c), (m) or (o) of the Code.

(75)  "Estimated Adjustment Amount" means the sum of the Estimated Capital Expenditures Adjustment Amount, the Estimated Working Capital Adjustment Amount and the Estimated Cash Adjustment Amount, as set forth on a statement (together with supporting work papers) delivered to the Buyer at least three (3) Business Days prior to the Closing.  For the avoidance of doubt the Estimated Adjusted Amount may be a negative number.

(76)  "Estimated Capital Expenditures Adjustment Amount" means an amount equal to (A) the Estimated Capital Expenditures Amount minus (B) the Target Capital Expenditures Amount.  For the avoidance of doubt the Estimated Capital Expenditures Adjustment Amount may be a negative number.

(77)  "Estimated Capital Expenditures Amount" means the Seller's good faith reasonable estimate of the Capital Expenditures Amount, as set forth on a statement (together with supporting work papers) delivered to the Buyer at least three (3) Business Days prior to the Closing.

(78)  "Estimated Cash Adjustment Amount" means an amount equal to the Seller's good faith reasonable estimate of the cash and cash equivalents (including cash on hand, restricted cash, marketable securities and short-term investments) of the Companies as of the Closing Date, as set forth on a statement (together with supporting work papers) delivered to the Buyer at least three (3) Business Days prior to the Closing.

(79)  "Estimated Purchase Price" shall have the meaning set forth in Section 4.2 hereof.

(80)  "Estimated Working Capital Adjustment Amount" means an amount equal to (A) the Estimated Working Capital Amount minus (B) the Target Working Capital Amount.  For the avoidance of doubt the Estimated Working Capital Adjustment Amount may be a negative number.

(81)  "Estimated Working Capital Amount" means the Seller's good faith reasonable estimate of the Working Capital of the Companies as of the Closing Date, as set forth on a statement wherein the line items are prepared in accordance with GAAP and delivered (together with supporting work papers) to the Buyer at least three (3) Business Days prior to the Closing.  For the avoidance of doubt the Estimated Working Capital Amount may be a negative number.

(82)  "Excluded Liabilities" means any Losses arising out of or related to (i) any enforcement actions by a Governmental Authority pertaining to the conduct of the Companies or the Business prior to the Closing (except with respect to Environmental Liabilities), including the matter described under "Regulatory Proceedings – Other" of Section 5.12 of the Seller Disclosure Schedules, other than any Losses arising out of or related to (i) changes in any statute, code, rule, regulation, policy or ordinance, or (ii) any future Governmental Order related generally to the NYISO-administered wholesale market and/or the price, terms and conditions of the sale of energy, capacity or ancillary services in such market, in each case, arising out of or attributable to the matter described under "Regulatory Proceedings – Other" of Section 5.12 of the Seller Disclosure Schedules; (ii) the matters described on Section 1.1(a) of the Seller Disclosure Schedules; (iii) the Global Common Greenport Agreement or the conduct by either Company of any business prior to the Closing other than the Business or matters incidental to the Business, or (iv) Section 11 of the Unit 10/20/30 Facility Lease, except for Losses arising out of or related to Section 11(a)(iv) of the Unit 10/20/30 Facility Lease, for which a Seller Indemnitee is entitled to indemnification pursuant to Section 9.2(b)(iv).

(83)  "Existing [REDACTED: Name of party – due to confidentiality] Guaranty" means the Guarantee of KeySpan Corporation, dated as of December 19, 2007, by KeySpan Corporation, for the benefit of [REDACTED: Name of party – due to confidentiality] under the [REDACTED: Name of party – due to confidentiality] Agreements.

(84)  "Existing KeySpan Guaranty" shall have the meaning set forth in Section 7.20 hereof.

(85)  "Existing Lease Documents" means, collectively, the Unit 10/20/30 Facility Lease, the Unit 40 Site Lease, the Unit 40 Site Sublease and the Unit 40 Facility Lease.

(86)  "Exon-Florio Amendment" means Section 721 of Title VII of the Defense Production Act of 1950, as amended.

(87)  "Federal Power Act" means the Federal Power Act of 1935, as amended.

(88)  "FERC" means the Federal Energy Regulatory Commission or any successor thereto.

(89)  "Final Order" means a final order (whether or not any appeal thereof is pending) that has not been revised, stayed, enjoined, set aside, annulled or suspended, with respect to which any required waiting period has expired irrespective of any opportunity for rehearing; and as to which all conditions to effectiveness prescribed therein or otherwise by Law, have been satisfied.

(90)  "Forms" shall have the meaning set forth in Section 7.7(g) hereof.

(91)  "FTC" shall have the meaning set forth in Section 7.6(a) hereof.

(92)  "Fuel Inventory Amount" means the book value amount for the Companies' fuel inventory as of the Closing Date.  As of December 31, 2007, the book value amount for the Companies' fuel inventory was $[REDACTED: Fuel inventory value] and the value for the Companies' fuel inventory as of the Closing Date and until December 31, 2008 will be $[REDACTED: Fuel inventory value.]

(93)  "GAAP" means the United States generally accepted accounting principles, as in effect from time to time.

(94)  "Gas Turbines" means the gas turbine units comprised of Ravenswood GT1 through GT11 with an aggregate capacity of approximately 478 megawatts (including all related appliances, appurtenances, accessions, controls, interconnection facilities, transmission lines, wiring, furnishings, materials and parts, and other related facilities, buildings, plants and structures, along with the replacement thereof).

(95)  "Global Common Greenport Agreement" means the operation and maintenance agreement between Global Common Greenport, LLC and Services, dated as of June 27, 2003.

(96)  "Good Utility Practice" means any of the generally accepted practices, methods and acts engaged in or approved by a significant portion of the electric generating industry during the relevant time period or any of the practices, methods, and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety, and expedition.  Good Utility Practices are not intended to be limited to the optimum practices, methods or acts to the exclusion of all others, but rather to be acceptable practices, methods or acts generally accepted in the region.

(97)  "Governmental Authority" means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States or any foreign country, or any state, local or other governmental subdivision thereof.

(98)  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(99)  "Hazardous Substances" means (i) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid which may contain levels of polychlorinated biphenyls; (ii) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants" or "pollutants" or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.

(100)  "[REDACTED: Name of party – due to confidentiality]" means [REDACTED: Name of party – due to confidentiality], a Delaware corporation, and if applicable, any assignee or successor to its interest in one or more of the [REDACTED: Name of party – due to confidentiality] Agreements permitted under the terms thereof.

(101)  "[REDACTED: Name of party – due to confidentiality] Agreements" means collectively [REDACTED: Description of certain agreements subject to confidentiality.]

(102)  "[REDACTED: Name of party – due to confidentiality] Release" shall have the meaning set forth in Section 7.15(b) hereof.

(103)  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(104)  "Indebtedness" means, whether or not contingent, (i) indebtedness for borrowed money; (ii) obligations to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, in the ordinary course of business and consistent with customary trade practices; (iii) indebtedness of another Person secured by a lien on the property of such Person; (iv) capital lease obligations; (v) guaranteed indebtedness of others; and (vi) all negative cash balances.

(105)  "Indemnifiable Losses" shall have the meaning set forth in Section 9.2(a) hereof.

(106)  "Indemnifying Party" shall mean a Person required to provide indemnification under this Agreement.

(107)  "Indemnitee" shall mean a Person entitled to receive indemnification under this Agreement.

(108)  "Independent Accounting Firm" means an independent accounting firm of national reputation mutually appointed by the Seller and the Buyer.

(109)  "Intellectual Property" means all trademarks and service marks and any registrations and applications for registration therefor, trade names, logos, Internet domain names, and other similar designations of source, copyrights and any registrations and applications for registration therefor, patents (including all reissues, divisions, continuations and extensions thereof), patent applications, and trade secrets, confidential and proprietary know-how, and intellectual property rights in the following: websites, technologies in development, computer programs and other computer software (including software systems and applications), user interfaces, topographies, sources code, object code, algorithms, display screens, layouts, developmental tools, instructions, templates, evaluation software and hardware, formulae and information, manufacturing, engineering and other drawings and manuals, technology, processes, designs, lab notebooks and journals, schematics, data plans, blueprints, research, and development reports, technical information, engineering data, design and engineering specifications and other similar intellectual property rights, in each case, to the extent relating to the Business or the Applicable Facilities.

(110)  "KeySpan/National Grid Marks" shall have the meaning set forth in Section 7.14 hereof.

(111)  "KeySpan Release" shall have the meaning set forth in Section 7.20 hereof.

(112)  "Knowledge of the Seller" or "to the Seller's Knowledge" means actual knowledge after reasonable inquiry and investigation in the course of their respective duties of the persons identified on Section 1.1(b) of the Seller Disclosure Schedules.

(113)  "Law" means any statute, code, rule, regulation, ordinance, order or judgment of any Governmental Authority having the effect of law.

(114)  "Letter of Credit Requirements" means the requirement that any Break-up L/C be an irrevocable, standby letter of credit issued by a major U.S. commercial bank or the U.S. branch office of a foreign bank, which, in either case, has counters for presentment and payment located in the City of New York and a Credit Rating of at least (i) "A" by S&P and "A2" by Moody's, if such entity is rated by both S&P and Moody's or (ii) "A" by S&P or "A2" by Moody's, if such entity is rated by either S&P or Moody's, but not both, and which letter of credit is in a form reasonably acceptable to the Seller.

(115)  "Liability" means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

(116)  "LIC Funding" shall have the meaning set forth in Section 1.1(185) hereof.

(117)  "Losses" means, collectively, any and all losses, Liabilities, damages, payments, costs and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorney's fees and reasonable disbursements).

(118)  "Material Adverse Effect" means any development, change, event or effect that is material and adverse to the financial condition, business, assets, operations or results of operations of the Companies, taken as a whole, or the Business; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any development, change, event or effect to the extent arising from any of the following be taken into account in determining whether a Material Adverse Effect has occurred or would result: (i) changes in the national, regional or local wholesale or retail markets for electric power in which the Companies operate, (ii) changes in the international, national, regional or local markets for any fuel used at the Applicable Facilities, (iii) changes in the North American, national, regional or local electric transmission or distribution systems, (iv) changes in applicable Law or any interpretations thereof by any Governmental Authority, including any effects arising from the New York Independent System Operator, Inc. Docket No. ER08-283-000 (NYISO 2008 Demand Curve Reset Proceeding) and the New York Independent System Operator, Inc. Docket No. EL07-39-000 (NYISO In-City Capacity Market Revisions Proceeding and the NYISO In-City Capacity Market Investigation) and any interpretations of Applicable Law by any Governmental Authority relating to the NYISO-administered wholesale market and/or the price, terms and conditions of the sale of energy, capacity or ancillary services from the Applicable Facilities (other than any such changes as are contained in any Required Approvals), (v) changes in general economic, political or business conditions (including changes in interest rates and changes in the financial, banking, currency and capital markets), (vi) changes in GAAP, (vii) the announcement of this Agreement, (viii) acts permitted by this

Agreement or consented to by the Buyer, (ix) acts of war or terrorism (other than such acts that cause any damage or destruction that renders physically unusable, or materially adversely affects the physical condition of, any Applicable Facility), and (x) changes in weather or climate.

(119)  "Membership Interest" shall have the meaning set forth in the recitals hereto.

(120)  "Money Pool Agreement" means the Nonutility Money Pool Agreement, dated January 1, 2008, by and among the Seller, KeySpan Corporate Services LLC, Energy and its subsidiaries, KeySpan New England, LLC and its subsidiaries, Ravenswood, KeySpan-Glenwood Energy Center, LLC, KeySpan–Port Jefferson Energy Center, LLC, KeySpan Electric Services LLC, KeySpan Energy Trading Services LLC, KeySpan Exploration and Production LLC, KeySpan Engineering & Survey, Inc., KeySpan Utility Services LLC, KSNE, LLC, KeySpan MHK, Inc., Services, KeySpan Technologies Inc. and its subsidiaries, KeySpan Services Inc. and its subsidiaries, KEDC Holdings Corp. and its subsidiaries, North East Transmission Co., Inc., and KeySpan Generation LLC.

(121)  "Moody's" means Moody's Investors Services, Inc. or any successor thereto.

(122)  "NOx" means oxides of nitrogen.

(123)  "NOx Allowance" means an allowance or authorization used to comply with a NOx Budget Program, including: (i) a NOx Ozone Season Allowance; (ii) a CAIR NOx allowance, as that term is defined in 6 NYCCR 244-1.2(b); (iii) a CAIR NOx Ozone Season allowance, as that term is defined in 6 NYCCR 243-1.2(b); and (iv) an ADR NOx Allowance.

(124)  "NOx Budget Program" means a statutory or regulatory program promulgated by the U.S. or a state thereof pursuant to which the U.S. or such state provides for a limit on the amount of NOx that can be emitted by all sources covered by the program and establishes tradable allowances or authorizations as the means for ensuring compliance with the limit.

(125)  "NOx Ozone Season Allowance" shall have the meaning set forth in 6 NYCCR 204-1.2(b) for purposes of compliance with 6 NYCCR Subpart 204.

(126)  "NYISO" means the New York Independent System Operator.

(127)  "NYSDEC" means the New York State Department of Environmental Conservation.

(128)  "NYSPSC" means the New York State Public Service Commission.

(129)  "Off-Site Location" means any real property other than the Real Property.

(130)  "Permits" shall have the meaning set forth in Section 5.13(a) hereof.

(131)  "Permitted Encumbrances" means (i) those exceptions listed on Section 1.1(c) of the Seller Disclosure Schedules; (ii) all Encumbrances set forth in approvals of any Governmental Authority set forth in the Electronic Data Room, except for such Encumbrances which secure indebtedness; (iii) any state of facts which an accurate survey of the Unit 10/20/30 Real Property and the Unit 40 Real Property currently being prepared for the Seller shows; provided, that such state of facts does not, individually or in the aggregate, materially affect the value, utility or operation of the Applicable Facilities or the Real Property; (iv) statutory liens for current Taxes, assessments or other governmental charges not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings, provided that such proceedings are set forth in Section 5.12 or Section 5.15 of the Seller Disclosure Schedules; (v) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations which are not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings, provided that such proceedings are set forth in Section 5.12 of the Seller Disclosure Schedules; (vi) zoning laws and regulations; (vii) restrictions set forth in any entitlements, and other land use and environmental regulations by Governmental Authorities; (viii) Encumbrances existing under or as a result of the Existing Lease Documents with respect to the Unit 40 Facility; (ix) licenses and easements placed on Unit 40 Land or the Unit 10/20/30 Real Property after the date hereof exclusively for the use and operation of the Unit 10 Facility, the Unit 20 Facility, the Unit 30 Facility or the Unit 40 Facility, provided that the Buyer reasonably approves in writing the form, content and  location of such licenses and easements; (x) licenses, easements, restructuring and other use and activity limitations and other documents and declarations of record that may be filed against the Unit 40 Land or the Unit 10/20/30 Real Property in connection with the Restructuring, as expressly described in Section 7.12 of the Seller Disclosure Schedules; and (xi) such other rights, imperfections in or failure of title and Encumbrances that are not material in character, amount, or extent individually, or, together with any rights, imperfections in or failures of title and Encumbrances of the nature described in clauses (i) through (x), are not material in the aggregate.

(132)  "Person" means any individual, partnership, joint venture, corporation, limited liability company, limited liability partnership, trust, unincorporated organization or Governmental Authority or any department or agency thereof.

(133)  "Property Taxes" means any real estate tax or assessment imposed on the Real Property by the City of New York, and such term shall include any interest, penalties or additions to tax attributable thereto.

(134)  "Purchase Price" shall have the meaning set forth in Section 3.1 hereof.

(135)  "Qualifying Offer of Employment" shall have the meaning set forth in Section 7.9(b)(i) hereof.

(136)  "Rainey Tank Farm" means two 750,000-gallon steel tanks used for the storage of No. 6 fuel oil plus the 1,000-gallon steel tank used for the storage of foam for fire prevention located on the southeastern portion of Con Edison's Rainey Substation.

(137)  "Ravenswood" shall have the meaning set forth in the recitals hereto.

(138)  "Ravenswood Insurance Policies" shall have the meaning set forth in Section 7.16 hereof.

(139)  "Real Property" means, collectively, the Unit 10/20/30 Real Property and the Unit 40 Real Property.

(140)  "Release" means release, spill, leak, discharge, dispose of, pump, pour, emit, empty, inject, leach, dump or allow to escape into or through the environment.

(141)  "Released Environmental Claims" shall have the meaning set forth in Section 9.2(h) hereof.

(142)  "Remediation" means an action of any kind to address an Environmental Condition or Release of Hazardous Substances, including any or all of the following activities: (i) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (ii) obtaining any permits, licenses and other governmental authorizations, consents and approvals necessary to conduct any such activity; (iii) preparing and implementing any plans or studies for any such activity; (iv) obtaining a written notice from a Governmental Authority with jurisdiction over the Companies under Environmental Laws that no material additional work is required by such Governmental Authority; (v) the use, implementation, application, installation, operation or maintenance of removal actions, remedial technologies applied to the surface or subsurface soils or sediments, excavation and treatment or disposal of soils or sediments, systems for long-term treatment of surface water or ground water, engineering controls or institutional controls; and (vi) any other activities reasonably determined by a party to be necessary or appropriate or required under Environmental Laws to address an Environmental Condition or a Release of Hazardous Substances.

(143)  "Representatives" means a party's respective officers, directors, employees, agents and representatives (including any accountants, legal counsel, consultants, financial advisors and other authorized representatives).

(144)  "Required Approvals" means the Seller Required Regulatory Approvals and the Buyer Required Regulatory Approvals.

(145)  "Restructuring" shall have the meaning set forth in Section 7.12(a) hereof.

(146)  "S&P" means Standard and Poor's Rating Group (a division of McGraw-Hill, Inc.) or any successor thereto.

(147)  "Scheduled Capital Expenditures" means those capital expenditures included on Section 1.1(d) of the Seller Disclosure Schedules.

(148)  "Section 338(h)(10) Elections" shall have the meaning set forth in Section 7.7(g) hereof.

(149)  "Securities Act" means the Securities Act of 1933, as amended.

(150)  "Seller" shall have the meaning set forth in the preface hereto.

(151)  "Seller Cafeteria Plan" shall have the meaning set forth in Section 7.9(h) hereof.

(152)  "Seller Closing Certificate" shall have the meaning set forth in Section 8.2(c) hereof.

(153)  "Seller Disclosure Schedules" means the disclosure schedules of the Seller, referred to in, and delivered pursuant to, this Agreement.

(154)  "Seller Group" means, with respect to the Seller, the affiliated group of entities filing a consolidated federal income Tax Return of which the Seller and Services are members (with the Seller being the common parent of the Seller Group).

(155)  "Seller Indemnitee" shall have the meaning set forth in Section 9.2(b).

(156)  "Seller Parent Guaranty" shall have the meaning set forth in the recitals hereto.

(157)  "Seller Pension Plans" shall have the meaning set forth in Section 7.9(e) hereof.

(158)  "Seller Protected Information" shall have the meaning set forth in Section 7.2(e) hereof.

(159)  "Seller Required Regulatory Approvals" shall have the meaning set forth in Section 5.3(b) hereof.

(160)  "Seller Sublease Guaranty" means a Guaranty to be executed by Seller's Guarantor and National Grid USA, in substantially the form attached as Exhibit D hereto.

(161)  "Seller Union 401(k) Plans" shall have the meaning set forth in Section 7.9(f) hereof.

(162)  "Seller's Actuary" means the enrolled actuary of the Seller Pension Plans.

(163)  "Seller's Guarantor" shall have the meaning set forth in the recitals hereto.

(164)  "Services" shall have the meaning set forth in the recitals hereto.

(165)  "Shared Assets" shall have the meaning set forth in Section 5.7(d) hereof.

(166)  "Shares" shall have the meaning set forth in the preface hereto.

(167)  "SO2" means sulfur dioxide.

(168)  "SO2 Allowance" means an allowance or authorization used to comply with an SO2 Budget Program, including: (i) an Allowance; (ii) a CAIR SO2 Allowance, as that term is defined in 6 NYCCR 245-1.2(b); and (iii) an ADR SO2 Allowance.

(169)  "SO2 Budget Program" means a statutory or regulatory program, promulgated by the U.S. or a state pursuant to which the U.S. or state provides for a limit on the amount of SO2 that can be emitted by all sources covered by the program and establishes tradable allowances or authorizations as the means for ensuring compliance with the limit.

(170)  "Solvent" with regard to any Person, means that (i) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its Liabilities, (ii) such Person has sufficient capital with which to conduct its business and (iii) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature.  For purposes of this definition, "debt" means any Liability on a claim, and "claim"

means (A) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (B) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.  With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

(171)  "Straddle Period" means a taxable year or period beginning on or before, and ending after, the Closing Date.

(172)  "Target Capital Expenditures Amount" means the cumulative dollar amount of the Scheduled Capital Expenditures for each completed calendar quarter from April 1, 2008 through the Closing plus a pro-rated portion of the Scheduled Capital Expenditures for the calendar quarter in which the Closing occurs.

(173)  "Target Working Capital Amount" means $[REDACTED: Specific working capital amount]. A calculation of the Target Working Capital Amount is provided in Section 1.1(g) of the Seller Disclosure Schedules.

(174)  "Tax" means all taxes, charges, fees, duties (including custom duties), levies or other assessments, including all federal, state, local, foreign and other net income, gross income, gross receipts, net proceeds, ad valorem, alternative or add-on minimum tax, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, use, transfer, documentary, mortgage, registration, fuel, excess profits, occupational, windfall profits, license, payroll, environmental, capital stock, disability, severance, employees' income withholding, other withholding, unemployment and social security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

(175)  "Tax Return" means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information) supplied or required to be supplied to any authority with respect to Taxes and including any supplement or amendment thereof.

(176)  "Termination Date" shall have the meaning set forth in Section 10.1(b) hereof.

(177)  "Third Party Claim" shall have the meaning set forth in Section 9.3(a) hereof.

(178)  "Third Party Supply Arrangements" shall have the meaning set forth in Section 5.7(d) hereof.

(179)  "Transfer Agreement" shall have the meaning set forth in the recitals hereto.

(180)  "Transition Services Agreement" means the Transition Services Agreement between the Seller and the Buyer, in substantially the form attached as Exhibit E hereto, except for additions to Schedule A thereto.

(181)  "Treasury Regulations" means the income tax regulations promulgated under the Code, as may be amended from time to time (including corresponding provisions of succeeding regulations and any temporary regulations).

(182)  "UCAP Auction" means the New York Installed Capacity Auction.

(183)  "Unaudited Financial Statements" shall have the meaning set forth in Section 5.4 hereof.

(184)  "Unit 10 Facility" means that certain approximately 385 megawatt steam turbine generator (including all related appliances, appurtenances, accessions, controls, interconnection facilities, transmission lines, wiring, furnishings, materials and parts, and other related facilities, buildings, plants, structures and equipment, along with the replacement thereof) located on the Unit 10/20/30 Land.

(185)  "Unit 10/20/30 Facility Lease" means that certain Lease Agreement, dated as of June 9, 1999, between LIC Funding, LP ("LIC Funding"), as lessor, and Ravenswood, as lessee.

(186)  "Unit 10/20/30 Land" means that certain land legally described on Section 1.1(e) of the Seller Disclosure Schedules.

(187)  "Unit 10/20/30 Real Property" means the Unit 10/20/30 Land, collectively with the Unit 10 Facility, the Unit 20 Facility and the Unit 30 Facility and all other improvements located thereon and all easements, licenses and appurtenances thereto.

(188)  "Unit 20 Facility" means that certain approximately 385 megawatt steam turbine generator (including all related appliances, appurtenances, accessions, controls, interconnection facilities, transmission lines, wiring, furnishings, materials and parts, and other related facilities, buildings, plants, structures and equipment, along with the replacement thereof) located on the Unit 10/20/30 Land.

(189)  "Unit 30 Facility" means that certain approximately 972 megawatt steam turbine generator (including all related appliances, appurtenances, accessions, controls, interconnection facilities, transmission lines, wiring, furnishings, materials and parts, and other related facilities, buildings, plants, structures and equipment, along with the replacement thereof) located on the Unit 10/20/30 Land.

(190)  "Unit 40 Facility" means that certain nominally-rated 250 net megawatt combine cycle natural gas-fired electric generating facility with dual-fuel capability (including all related appliances, appurtenances, accessions, controls, interconnection facilities, transmission lines, wiring, furnishings, materials and parts, and other related facilities, buildings, plants, structures and equipment, along with the replacement thereof) located on the Unit 40 Land.

(191)  "Unit 40 Facility Lease" means that certain Facility Lease Agreement, dated as of May 25, 2004, between the Unit 40 Title Holder, as lessor, and Ravenswood, as lessee.

(192)  "Unit 40 Facility Sublease" means the Sublease, by and between the Unit 40 Sublessor, as sublessor, and Ravenswood, as sublessee, to be executed and effective as of the Closing Date, in the form attached hereto as Exhibit A.

(193)  "Unit 40 Land" means that certain land legally described on Section 1.1(f) of the Seller Disclosure Schedules.

(194)  "Unit 40 Real Property" means, collectively, the Unit 40 Land and the Unit 40 Facility and all other improvements located thereon and all easements, licenses and appurtenances thereto.

(195)  "Unit 40 Site Lease" means that certain Site Lease and Easement Agreement, dated as of May 25, 2004, between Ravenswood, as lessor, and Unit 40 Title Holder, as lessee.

(196)  "Unit 40 Site Sub-Sublease" means the Sub-Sublease, by and between the Unit 40 Sublessor, as sub-sublessor, and Ravenswood, as sub-sublessee, to be executed and effective as of the Closing Date, in the form attached hereto as Exhibit B.

(197)  "Unit 40 Site Sublease" means that certain Site Sublease, dated as of May 25, 2004, between the Unit 40 Title Holder, as sublessor, and Ravenswood, as sublessee.

(198)  "Unit 40 Sublessor" means an Affiliate of the Seller to be formed prior to the Closing Date.

(199)  "Unit 40 Title Holder" means SE Ravenswood Trust, a Delaware statutory trust.

(200)  "USEPA" means the United States Environmental Protection Agency, or any successor agency thereto.

(201)  "Voluntary Cleanup Agreement" refers to an agreement by and between KeySpan-Ravenswood, Inc. and the NYSDEC entitled "In the Matter of the Implementation of a Voluntary Cleanup Agreement for: The Site of a Proposed 250mw Generating Station in Ravenswood, Long Island City, N.Y., Index # D2-0100-01-08.

(202)  "Working Capital" means the working capital of the Companies, calculated in a manner consistent with Section 1.1(g) of the Seller Disclosure Schedules.  For the avoidance of doubt, Working Capital may be a negative number.

(203)  "Working Capital Adjustment Amount" means an amount equal to (A) the Working Capital of the Companies as of the Closing Date minus (B) the Estimated Working Capital Amount.  For the avoidance of doubt, the Working Capital Adjustment Amount may be a negative number.

(204)  "414(l) Required Amount" shall have the meaning set forth in Section 7.9(e) hereof.

Section 1.2  Other Definitional and Interpretive Matters.  Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation apply:

(a)  Calculation of Time Period.  When calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded.  If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

(b)  Dollars.  Any reference in this Agreement to "dollars" or "$" means U.S. dollars.

(c)  Exhibits and Schedules.  Unless otherwise expressly indicated, any reference in this Agreement to an "Exhibit" or a "Schedule" refers to an Exhibit or Schedule to this Agreement.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein are defined as set forth in this Agreement.

(d)  Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement.  All references in this Agreement to any "Section" are to the corresponding Section of this Agreement unless otherwise specified.

(e)  "Herein".  The words "herein," "hereinafter," "hereof," and "hereunder" refer to this Agreement (including the Schedules and Exhibits to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(f)  "Including".  The word "including" or any variation thereof means "including, without limitation" and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

(g)  "Number".  The meaning of defined terms in this Agreement applies to both the singular and the plural of those terms.

ARTICLE II

PURCHASE AND SALE

Section 2.1  The Sale.  Subject to the terms and conditions of this Agreement, at the Closing, (a) the Seller agrees to sell, convey, assign, transfer and deliver to the Buyer, free and clear of all Encumbrances, and the Buyer agrees to purchase and accept from the Seller, all rights, title and interest in and to the Membership Interest and (b) Energy agrees to sell, convey, assign, transfer and deliver to the Buyer, free and clear of all Encumbrances, and the Buyer agrees to purchase and accept from Energy, all rights, title and interest in and to the Shares.

ARTICLE III

PURCHASE PRICE

Section 3.1  Purchase Price.  The purchase price for the Membership Interest and the Shares shall be the sum of (a) the Estimated Purchase Price and (b) the Adjustment Amount (the "Purchase Price").

Section 3.2  Purchase Price Adjustment.

(a)  Within sixty (60) days after the Closing, the Seller shall prepare and deliver to the Buyer a written statement, together with supporting work papers with respect to the calculation of the amounts set forth therein (the "Adjustment Statement"), which reflects (i) the Capital Expenditures Adjustment Amount, (ii) the Working Capital Adjustment Amount and (iii)

the Cash Adjustment Amount (the sum of such amounts as set forth on the Adjustment Statement shall be the "Adjustment Amount").  The items reflected in the Adjustment Amount shall be determined in accordance with GAAP applied on the same basis, and using the same principles, policies and methods as the Seller has applied and used in connection with the determination of the items reflected in the Estimated Adjustment Amount (including the Target Working Capital Amount).  The Buyer agrees to cooperate with the Seller in connection with the preparation of the Adjustment Statement and related information, and shall provide to the Seller and the Seller's Representatives such books, records, information, and access to such of the Companies' employees and properties during normal business hours, as may be reasonably requested from time to time by the Seller.

(b)  The Buyer may dispute the Adjustment Amount, the Adjustment Statement and the items reflected therein; provided, however, that the Buyer shall notify the Seller in writing of any disputed amounts, and provide a reasonably detailed description of the basis of such dispute, within sixty (60) days after the Buyer's receipt of the Adjustment Statement.  In the event of a dispute with respect to the Adjustment Amount, the Buyer and the Seller shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties.  If the Buyer and the Seller are unable to reach a resolution of any such differences within thirty (30) days after the Seller's receipt of the Buyer's written notice of dispute, the Buyer and the Seller shall submit the amounts remaining in dispute for determination and resolution to the Independent Accounting Firm, which shall be instructed to determine and report to the parties, within thirty (30) days after such submission, a resolution of such remaining disputed amounts, and such resolution shall be final, binding and conclusive on the parties hereto with respect to the remaining amounts disputed.  The fees and disbursements of the Independent Accounting Firm shall be allocated between the Buyer and the Seller so that the Buyer's share of such fees and disbursements shall be in the same proportion that the aggregate amount of such remaining disputed amounts so submitted to the Independent Accounting Firm that is unsuccessfully disputed by the Buyer (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed amounts so submitted by the Buyer to the Independent Accounting Firm.  For the avoidance of doubt, the Adjustment Amount shall be deemed to be modified to the extent of any changes thereto that become final, binding and conclusive on the parties based on mutual agreement or a determination of the Independent Accounting Firm in accordance with this Section 3.2(b).

(c)  Within ten (10) Business Days after the date on which the Buyer's written notice of dispute is required to be delivered in accordance with Section 3.2(b), (i) the Buyer shall pay to the Seller an amount equal to the sum of all undisputed portions of the Adjustment Amount reflected in the Seller's Adjustment Statement if the sum of such undisputed portions is a positive number, or (ii) the Seller shall pay to the Buyer an amount equal to the amount by which the sum of all undisputed portions of the Adjustment Amount reflected in the Seller's Adjustment Statement is less than zero, if the sum of such undisputed portions is less than zero.  If there is a dispute with respect to any amount on the Adjustment Statement or the Adjustment Amount, within five (5) Business Days after the final determination of all such disputed amounts in accordance with Section 3.2(b), the Buyer shall pay to the Seller an amount equal to the disputed portion of the Adjustment Amount as finally determined to be payable with respect to the Adjustment Statement in accordance with Section 3.2(b) if such amount is a positive number; provided, however, that if such finally determined portion is less than zero, then the Seller shall pay to the Buyer the amount by which such amount is less than zero.  All payments made pursuant to this Section 3.2(c) shall be paid together with interest thereon for the period commencing on the Closing Date through the date of payment, calculated at the prime rate of Citibank, N.A. in effect on the Closing Date, in cash by wire transfer of immediately available funds.

Section 3.3  Allocation of Purchase Price.

(a)  The Buyer shall allocate the Estimated Purchase Price, together with liabilities that are deemed to be assumed for U.S. federal income tax purposes (the "Allocation"), among the assets owned by Ravenswood and the Shares in accordance with section 1060 of the Code and the Treasury Regulations thereunder (or any similar provision of local or state Tax Law) and shall submit the proposed Allocation to the Seller not later than thirty (30) days after the Closing Date.  If there is any adjustment to the Purchase Price, the Buyer shall modify the Allocation by allocating such adjustment in accordance with section 1060 of the Code and the Treasury Regulations thereunder (or any similar provision of local or state Tax Law) and shall submit the new proposed Allocation to the Seller within sixty (60) days after such adjustment.  If, within twenty (20) days after the receipt of the proposed Allocation, the Seller notifies the Buyer in writing that the Seller disagrees with the proposed Allocation, then the Buyer and the Seller shall attempt in good faith to resolve their disagreement within thirty (30) days following the Seller's notification to the Buyer of such disagreement.  If the Seller does not so notify the Buyer within twenty (20) days after receipt of the proposed Allocation, or upon resolution of the dispute by the Seller and the Buyer, the proposed Allocation shall become the final Allocation.  In the event the Buyer determines that it would like to make an election under section 338(h)(10), the Seller and the Buyer shall, at the same time and subject to the same constraints set forth above pursuant to the allocation under section 1060 of the Code, allocate the "adjusted deemed sale price" among the assets of Services in accordance with section 338 of the Code and the Treasury Regulations promulgated thereunder.  The term "adjusted deemed sale price" shall be based on the allocation of the Purchase Price to the Shares as set forth above and shall otherwise be determined in accordance with section 338 of the Code and the Treasury Regulations promulgated thereunder.

(b)  If the Buyer and the Seller are unable to resolve their disagreement within the thirty (30) days following any such notification by the Buyer, the dispute shall be submitted to a nationally recognized independent accounting firm or law firm chosen jointly by the Buyer and the Seller, for resolution within thirty (30) days after such submission.  Both the Buyer and the Seller agree to accept the independent accounting firm's or law firm's, as the case may be, determination of the final Allocation.  Any fees, costs and expenses of the independent accounting firm or law firm, as the case may be, with respect to such dispute shall be borne equally by the Buyer and the Seller (unless otherwise determined by the independent accounting firm or law firm).

(c)  Each of the Buyer and the Seller agrees to file Internal Revenue Service Form 8594 and Internal Revenue Service Form 8883, and all federal, state, local and foreign Tax Returns, in accordance with the final Allocation.  Unless the parties otherwise agree, each of the Buyer and the Seller shall report the transactions contemplated by this Agreement for all Tax purposes in a manner consistent with the final Allocation determined pursuant to this Section 3.3.  Each of the Buyer and the Seller agrees to provide the other within a reasonable timeframe with any other information required to complete Form 8594 and Form 8883 (or any similar state, local, or foreign Tax form).  Each of the Buyer and the Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the final Allocation.

ARTICLE IV

THE CLOSING

Section 4.1  Time and Place of the Closing.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, at 10:00 a.m., local time, on the third (3rd) Business Day following the date on which all of the conditions to each party's obligations hereunder have been satisfied or waived (other than conditions to be satisfied at the Closing), or at such other place or time as the parties may agree.  The date and time at which the Closing actually occurs is hereinafter referred to as the "Closing Date."  The Closing shall be effective for all purposes as of 12:01 a.m. New York City time on the Closing Date.

Section 4.2  Payment of Purchase Price.  At the Closing, the Buyer shall pay or cause to be paid to the Seller, in cash, an amount (the "Estimated Purchase Price") equal to the sum of: (a) $2,861,854,555.00 and (b) the Estimated Adjustment Amount and (c) the Fuel Inventory Amount, by wire transfer of immediately available funds to the account or accounts designated by the Seller prior to the Closing.  The Estimated Purchase Price shall be subject to adjustment as provided in Section 3.2.

Section 4.3  Deliveries by the Seller.  At the Closing, the Seller shall deliver or cause to be delivered to the Buyer the following:

(a)  a certificate or certificates representing the Membership Interest or other evidence of ownership, duly and validly endorsed in favor of the Buyer or accompanied by a separate membership interest power duly and validly executed by the Seller or otherwise sufficient to vest in the Buyer good title, free and clear of all Encumbrances, to the Membership Interest;

(b)  evidence satisfactory to the Buyer acting reasonably of the receipt of each Seller Required Regulatory Approval required hereunder;

(c)  the Unit 40 Facility Sublease and the Unit 40 Site Sub-Sublease and the exhibits thereto, each duly executed by the Unit 40 Sublessor and Ravenswood;

(d)  the Seller Closing Certificate;

(e)  the Transition Services Agreement, duly executed by the Seller;

(f)  the Buyer's Break-up Guaranty, for termination thereof;

(g)  an executed certificate of non-foreign status satisfying the requirements of Treasury Regulation Section 1.445-2(b)(2);

(h)  evidence satisfactory to the Buyer acting reasonably of (i) the Seller's compliance with Section 7.13 and (ii) the termination of all powers of attorney related to the signing authority of any Person with respect to the bank accounts set forth as item 1 on Section 5.19 of the Seller Disclosure Schedules;

(i)  evidence satisfactory to the Buyer acting reasonably of the assignment of the Global Common Greenport Agreement to an Affiliate of the Seller other than the Companies and the full, unconditional and irrevocable release of Services in connection therewith;

(j)  written resignations of the directors and officers (or persons holding similar offices) of each Company, such resignations to be effective concurrently with the Closing on the Closing Date;

(k)  the Sublease Guaranty, duly executed by Seller's Guarantor and National Grid USA;

(l)  (i) evidence satisfactory to the Buyer acting reasonably of completion of the Restructuring in accordance with Section 7.12 of the Seller Disclosure Schedules and (ii) a certificate executed by an officer of Seller as to compliance with the covenants applicable on or prior to the Closing and accuracy of the representations and warranties, in each case, as set forth in the Transfer Agreement and evidence reasonably requested by Buyer to corroborate the accuracy of such certificate;

(m)  evidence satisfactory to the Buyer acting reasonably that Ravenswood has been designated as a "copy party" (at an address designated by the Buyer) to (i) the Lessee (as defined in the Facility Lease) under the Facility Lease pursuant to Section 22.2 thereof, (ii) the Ground Sublessee (as defined in the Site Sublease) under the Site Sublease pursuant to Section

 11.2 thereof, and (iii) the Ground Lessor (as defined in the Site Lease) under the Site Lease pursuant to Section 13.2 thereof;

(n)  one or more bills of sale in forms reasonably acceptable to both the Seller and the Buyer, pursuant to which any Shared Assets are conveyed to the Buyer or any of its Affiliates (including the Companies); and

(o)  such other agreements, documents, instruments and writings as are expressly required to be delivered by the Seller at or prior to the Closing Date pursuant to this Agreement or as may be reasonably requested by the Buyer to carry out the intent and purposes of this Agreement.

Section 4.4  Deliveries by the Buyer.  At the Closing, the Buyer shall deliver or cause to be delivered to the Seller the following:

(a)  the Estimated Purchase Price by wire transfer of immediately available funds;

(b)  the Buyer Closing Certificate;

(c)  the [REDACTED: Name of party – due to confidentiality] Release, if applicable;

(d)  each KeySpan Release, if applicable;

(e)  evidence satisfactory to the Seller acting reasonably of the receipt of each Buyer Required Regulatory Approval required hereunder;

(f)  the Transition Services Agreement, duly executed by the Buyer;

(g)  the Seller's Break-up Guaranty, for termination thereof; and

(h)  such other agreements, documents, instruments and writings as are expressly required to be delivered by the Buyer at or prior to the Closing Date pursuant to this Agreement or as may be reasonably requested by the Seller to carry out the intent and purposes of this Agreement.

Section 4.5  Deliveries by Energy.  At the Closing, Energy shall deliver the following:

(a)  a certificate or certificates representing the Shares, duly and validly endorsed in favor of the Buyer or accompanied by a separate stock power duly and validly executed by Energy or otherwise sufficient to vest in the Buyer good title, free and clear of all Encumbrances, to the Shares; and

(b)  such other agreements, documents, instruments and writings as are expressly required to be delivered by Energy at or prior to the Closing Date pursuant to this Agreement or as may be reasonably requested by the Buyer to carry out the intent and purposes of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Each of the Seller and, to the extent applicable, Energy represents and warrants to the Buyer as follows:

Section 5.1  Organization; Qualification.  Each of the Seller and Energy is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York.  Ravenswood is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of New York and has all limited liability company power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted.  Services is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York and has all corporate power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted.  Each of the Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified and licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller to perform its obligations under this Agreement.  The copies of the certificate of incorporation and by-laws or similar organizational documents of the Companies which were previously furnished to the Buyer are true, complete and correct copies of such documents as in effect on the date of this Agreement.

Section 5.2  Authority Relative to this Agreement.  Each of the Seller and Energy has full corporate power and authority to execute and deliver this Agreement and, subject to the satisfaction of the closing conditions, to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.  The execution, delivery and performance by each of the Seller and Energy of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the board of directors of the Seller and the board of directors of Energy and no other corporate proceedings on the part of the Seller, Energy or any of their respective Affiliates are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by each of the Seller and Energy, and assuming that this Agreement constitutes a valid and binding agreement of the Buyer, constitutes a valid and binding agreement of each of the Seller and Energy, enforceable against each of the Seller and Energy in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally or general principles of equity.

Section 5.3  Consents and Approvals; No Violation.

(a)  Section 5.3(a) of the Seller Disclosure Schedules sets forth all material consents, authorizations or notices under any contract, agreement, personal property lease, commitment, understanding or instrument to which either Company is a party or is otherwise bound (including the Company Agreements) which, after giving effect to the Restructuring, are required or necessary in order to consummate the transactions contemplated by this Agreement.  Except as set forth on Section 5.3(a) of the Seller Disclosure Schedules, and subject to obtaining the Required Approvals, neither the execution and delivery of this Agreement by each of the Seller and Energy nor the sale of the Membership Interest and the Shares pursuant to this Agreement shall (i) conflict with or result in any breach of any provision of the articles of incorporation, bylaws or other organizational documents of the Seller, Energy or either Company, (ii) violate any Governmental Order applicable to the Seller, Energy or either Company, (iii) result in a material default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any Company Agreement, (iv) result in the creation of any Encumbrance on the Membership Interest or the Shares, or (v) result in the creation of any Encumbrance on any material asset of either of the Companies.  Except as set forth on Section 7.12 of the Seller Disclosure Schedules, no consents, authorizations or notices are required or necessary in order to consummate the Restructuring, and the consummation of the Restructuring will not (A) result in any default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any contract, agreement, personal property lease, commitment, understanding or instrument to which either Company is a party or is otherwise bound (including the Company Agreements), except as set forth on Section 5.3(a) of the Seller Disclosure Schedules, or (B) result in the creation of any Encumbrance on the Membership Interest, the Shares or any asset of either of the Companies.

(b)  Except as set forth in Section 5.3(b) of the Seller Disclosure Schedules and except for (i) the filings required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act, (ii) any approvals under the Federal Power Act required for the consummation of this Agreement, (iii) CFIUS Approval, and (iv) any required approvals of NYSPSC (the filings and approvals referred to in clauses (i) through (iv) above and set forth on Section 5.3(b) of the Seller Disclosure Schedules are collectively referred to as the "Seller Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is, after giving effect to the Restructuring, necessary for the consummation by the Seller of the transactions contemplated by this Agreement, other than (A) such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; and (B) those requirements which become applicable to the Seller as a result of the specific regulatory status of the Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which the Buyer (or any of its Affiliates) is or proposes to be engaged.

Section 5.4  Financial Statements.

(a)  The Seller has delivered to the Buyer true and complete copies of the unaudited combined balance sheets of the Companies, Ravenswood VIE and KeySpan Energy Supply, LLC for each of the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007 and the related unaudited combined statements of income and unaudited statements of cash flows for the fiscal years then ended (collectively, the "Unaudited Financial Statements").  The Unaudited Financial Statements were prepared in good faith and fairly present, in all material respects, the combined financial position and the combined results of operations and cash flows of the Companies, Ravenswood VIE and KeySpan Energy Supply, LLC for the periods indicated.  Prior to the Closing, the Seller will deliver to the Buyer true and complete copies of the final audited combined balance sheets of the Companies, Ravenswood VIE and KeySpan Energy Supply, LLC for the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007 and the related audited combined statements of income and audited statements of cash flows for the fiscal years then ended (collectively, the "Audited Financial Statements").  The Audited Financial Statements will (i) have been prepared in accordance with GAAP, applied on a consistent basis during the period involved (except as may be stated in the notes thereto) and (ii) will fairly present, in all material respects, the combined financial position and the combined results of operations and cash flows, as the case may be, of the Companies, Ravenswood VIE and KeySpan Energy Supply, LLC as of the times and for the periods referred to therein.

(b)  The Target Working Capital Amount was prepared in accordance with GAAP.

(c)  For each of the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007, (i) Ravenswood VIE had no assets or operations other than assets and operations in its role as the equity participant under the Unit 10/20/30 Facility Lease and (ii) KeySpan Energy Supply, LLC had no assets or operations other than those directly related to the conduct of the Business's energy trading activities and the retail energy services business of its Affiliate, KeySpan Energy Services Inc., during such periods.  After giving effect to the Restructuring, Ravenswood VIE will not own or lease any asset, property or right used in or related to the Business as conducted as of the date of this Agreement.  KeySpan Energy Supply, LLC does not own or lease any asset, property or right used in or related to the Business as conducted as of the date of this Agreement.  None of the liabilities of Ravenswood VIE and KeySpan Energy Supply, LLC existing as of the date of this Agreement or arising hereafter (including any such liablities that are reflected on the Unaudited Financial Statements) have been, or, after giving effect to the Restructuring, will be, transferred to or assumed by either of the

Companies or prevent or materially impair or delay the ability of the Seller or the Energy to perform its obligation under this Agreement.

Section 5.5  Absence of Certain Changes or Events; Undisclosed Liabilities.

(a)  Except as set forth on Section 5.5(a) of the Seller Disclosure Schedules, since December 31, 2007 (i) each of the Companies has conducted its business only in the ordinary course, in substantially the same manner in which it has previously been conducted, and (ii) there has not been any event or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller to perform its obligations under this Agreement.

(b)  Neither Company has any Liabilities of any nature, except those which (i) are accrued or reserved against in the Unaudited Financial Statements, (ii) were incurred in the ordinary course of business and consistent with past practice after December 31, 2007, (iii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (iv) are of a nature not required to be reflected in the Audited Financial Statements, or (v) are set forth in the Seller Disclosure Schedules.

Section 5.6  Capitalization.  (a) One (1) membership interest of Ravenswood is issued and outstanding and (b) the authorized shares of capital stock of Services consists of two-hundred (200) shares, no par value per share, of which two-hundred (200) shares are issued and outstanding.  The Membership Interest is held beneficially and of record by the Seller, free and clear of any Encumbrances, and all of the Shares are held beneficially and of record by Energy, free and clear of any Encumbrances.  The Membership Interest and all of the Shares have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights.  There are no options, warrants, calls, rights, commitments or agreements of any character to which the Seller, Energy or either Company is a party or by which they are bound obligating the Seller, Energy or either Company to issue, deliver or sell, pledge, grant a security interest on or encumber or cause to be issued, delivered or sold, pledged or encumbered or a security interest to be granted on, any equity interests of the Companies or obligating the Seller, Energy or either of the Companies to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  Neither Company, directly or indirectly, (i) owns any equity interests in any other Person or (ii) is a party to any agreement, voting trust or understanding relating to the voting, purchase or redemption or other acquisition of any equity interests in such Company or any other Person.

Section 5.7  Real Property.

(a)  As of the date hereof, the only real property owned by the Companies is the Unit 10/20/30 Land, fee simple title to which is vested in part in Ravenswood and in part in Services, and the Unit 40 Land, fee simple title to which is vested in Ravenswood, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.  On the Closing Date, after giving effect to the Restructuring, the only real property owned by the Companies will be the Unit 10/20/30 Real Property, fee simple title to which will be vested in part in Ravenswood

and in part in Services, free and clear of all Encumbrances other than Permitted Encumbrances.   Except pursuant to the Unit 10/20/30 Facility Lease and as otherwise set forth on Section 5.7(a) of the Seller Disclosure Schedules: (i) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of any portion of the Unit 10/20/30 Real Property (other than Permitted Encumbrances) and (ii) there are no outstanding rights of first refusal, rights of first offer or options to purchase the Unit 10/20/30 Real Property or any interest therein.

(b)  As of the date hereof, Ravenswood leases the Unit 10 Facility, the Unit 20 Facility and the Unit 30 Facility pursuant to the Unit 10/20/30 Facility Lease.  Upon the acquisition by Ravenswood of fee title to the Unit 10 Facility, the Unit 20 Facility and the Unit 30 Facility prior to the Closing Date and pursuant to the Restructuring, the Unit 10/20/30 Facility Lease will be terminated, and neither of the Companies will have any Liability of any nature whatsoever with respect to the Unit 10/20/30 Facility Lease other than the Excluded Liabilities set forth in clause (iv) of the definition thereof. There are no Claims pending or, to the Seller's Knowledge threatened, between LIC Funding, on the one hand, and the Companies, on the other hand, arising out of or relating to the Unit 10/20/30 Facility Lease.  As of the date hereof, to Seller's Knowledge, LIC Funding has no intention of bringing any Claim against either of the Companies arising out of or relating to the Unit 10/20/30 Facility Lease.

(c)  As of the date hereof, Ravenswood leases the Unit 40 Land to the Unit 40 Title Holder pursuant to the Unit 40 Site Lease, and the Unit 40 Title Holder subleases the Unit 40 Land to Ravenswood pursuant to the Unit 40 Site Sublease, in each case free and clear of all Encumbrances other than Permitted Encumbrances.  As of the date hereof, Ravenswood leases the Unit 40 Facility from the Unit 40 Title Holder pursuant to the Unit 40 Facility Lease, free and clear of all Encumbrances other than Permitted Encumbrances.  After giving effect to the Restructuring and upon execution and delivery of the Unit 40 Facility Sublease, on the Closing Date, (A) the Unit 40 Sublessor will (i) own fee simple title to the Unit 40 Land, (ii) own the interest of lessor under the Unit 40 Site Lease, (iii) own the subleasehold interest in the Unit 40 Land under the Unit 40 Site Sublease, (iv) own the leasehold interest in the Unit 40 Facility under the Unit 40 Facility Lease, (v) sub-sublease the Unit 40 Land to Ravenswood pursuant to the Unit 40 Site Sub-Sublease and (vi) sublease the Unit 40 Facility to Ravenswood pursuant to the Unit 40 Facility Sublease, and (B) Ravenswood will (i) own the subleasehold interest in the Unit 40 Facility under the Unit 40 Facility Sublease and (ii) own the sub-subleasehold interest in the Unit 40 Land under the Unit 40 Site Sub-Sublease, in each case free and clear of all Encumbrances other than Permitted Encumbrances.  On the Closing Date after giving effect to the Restructuring, other than the Unit 40 Site Sub-Sublease, the Unit 40 Facility Sublease and that certain Lease Agreement by and between Services and Steam House Leasing, LLC, dated June 18, 1999, neither Company will be party to any other lease, sublease or other material instrument pursuant to which it holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property.  As of the date hereof and immediately prior to the Restructuring, each of the Unit 40 Site Lease, the Unit 40 Site Sublease and the Unit 40 Facility Lease (A) is in full force and effect and constitutes a valid and binding obligation of Ravenswood, (B) has not been modified, amended, terminated or altered nor subject to any waiver, and (C) (i) assuming such agreement is a valid and binding obligation of, and enforceable against, the Unit 40 Title Holder, such agreement is enforceable against Ravenswood, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally or general principles of equity, (ii) Ravenswood is not in breach or default under such agreement, except, in each case, where such failure to be so valid, binding and enforceable, or such breach or default, would not give rise to a right of any other Person to terminate or accelerate any such agreement and otherwise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller to perform its obligations under this Agreement, and (iii) Ravenswood has not provided or received any notice of default which remains uncured as of the date hereof under any such agreement.  On the Closing Date after giving effect to the Restructuring, each of the Unit 40 Site Lease, the Unit 40 Site Sublease and the Unit 40 Facility Lease (A) will be in full force and effect (and not subject to any modification, amendment, termination or alteration nor subject to any waiver) and will constitute a valid and binding obligation of the Unit 40 Sublessor, and (B) assuming such agreement will then be a valid and binding obligation of, and enforceable against, the Unit 40 Title Holder, (i) such agreement will be enforceable against the Unit 40 Sublessor, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally or general principles of equity, and (ii) the Unit 40 Sublessor will not be in breach or default under such agreement on the Closing Date, except, in each case, where such failure to be so valid, binding and enforceable, or such breach or default, would not give rise to a right of any other Person to terminate or accelerate any such agreement and otherwise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller to perform its obligations under this Agreement.  On the Closing Date after giving effect to the Restructuring, each of the Unit 40 Facility Sublease and the Unit 40 Site Sub-Sublease (A) will be in full force and effect (and not subject to any modification, amendment, termination or alteration nor subject to any waiver) and will constitute a valid and binding obligation of Ravenswood and the Unit 40 Sublessor, (B) will be in the forms attached as Exhibits A and B without any change other than any change which has been approved in writing by the Buyer, and (C) (i) such agreement will be enforceable against each of Ravenswood and the Unit 40 Sublessor, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally or general principles of equity, and (ii) neither Ravenswood nor the Unit 40 Sublessor will be in breach or default under such agreement on the Closing Date.

(d)  The Real Property includes all real property and leaseholds or other interests in real property necessary for the operation of the Business as currently conducted.  Within five (5) Business Days after the date of this Agreement, the Seller will deliver to the Buyer a list of turbine generator maintenance tools used for support and maintenance of the Applicable Facilities; provided, that such list, upon delivery, shall be deemed to be included in Section 5.7(d) of the Seller Disclosure Schedules as of the date hereof for purposes of Section 7.8.  One of the Companies has good title to, or a valid leasehold interest in, free and clear of all Encumbrances other than Permitted Encumbrances, all of the material tangible personal property and assets (including the Applicable Facilities and the tangible personal property and assets listed on Section 5.7(d) of the Seller Disclosure Schedules) necessary for the operation of the Business as currently conducted, with the exception of tangible personal property and assets used for the support and maintenance of the Applicable Facilities which are either (i) supplied by the Seller or any of its Affiliates (other than the Companies) and used in the support or maintenance of other facilities operated by the Seller or any of its Affiliates (other than the Companies) (collectively, the "Shared Assets") or (ii) supplied by outside vendors pursuant to short-term agreements or purchase orders with third parties (collectively, the "Third Party Supply Arrangements").  The reasonable replacement value of the Shared Assets is not more than $15,000,000.

Section 5.8  Environmental Matters.  Except as set forth on Section 5.8 of the Seller Disclosure Schedules or in any environmental site assessment or report prepared by or for the Seller listed on Section 5.8 of the Seller Disclosure Schedules:

(a)  The Companies hold, and are in compliance with, all Environmental Permits required for each to operate its business under applicable Environmental Laws and all of such Environmental Permits are in effect and no appeal or other action is pending to require any additional Environmental Permits, or to the Seller's Knowledge, threatened, to revoke, suspend, or modify any such Environmental Permits; and each Company is otherwise in compliance with applicable Environmental Laws, except for such failures to hold or comply with required Environmental Permits, or such failures to be in compliance with applicable Environmental Laws, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The material Environmental Permits held by the Companies are listed on Section 5.8(a) of the Seller Disclosure Schedules.

(b)  There are no pending or, to the Seller's Knowledge, threatened material Environmental Claims against either Company.  Since January 1, 2003, neither the Seller nor any of its Affiliates or either of the Companies has received any written notice of any material investigation, allegation, complaint, order, directive, citation, notice of responsibility, notice of potential responsibility or information request from any Governmental Authority or any other Person pursuant to applicable Environmental Law, relating to the Companies, which the Seller reasonably believes will, or would be reasonably expected to, result in a material Environmental Claim against either of the Companies.

(c)  Neither Company (i) has entered into or agreed to any material Governmental Order nor is subject to any material Governmental Order relating to compliance with any Environmental Law or Environmental Permits; (ii) is subject to any material investigation, judgment, decree or order, remediation or cleanup relating to Hazardous Substances pursuant to applicable Environmental Law; or (iii) except as set forth in any of the Company Agreements has assumed, retained or agreed to indemnify any other Person with respect to any material Environmental Claims.  To the Seller's Knowledge, neither Company has been threatened to become subject to any Governmental Order relating to compliance with any Environmental Law or Environmental Permit, except such Governmental Orders that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(d)  Notwithstanding any provision to the contrary in this Agreement, including Sections 5.8(a), (b) and (c) hereof, the Seller makes no representation or warranty with respect to the Companies' compliance with Environmental Laws relating to the construction of new, or modification of existing, sources of air emissions.

(e)  The representations and warranties made in this Section 5.8 are the Seller's and Energy's exclusive representations and warranties relating to environmental matters.

Section 5.9  Labor Matters.

(a)  Section 5.9(a) of the Seller Disclosure Schedules sets forth all collective bargaining agreements between either Company and any labor union representing Company Employees (collectively, the "Collective Bargaining Agreements").

(b)  With respect to the Company Employees, except to the extent set forth on Section 5.9(b) of the Seller Disclosure Schedules and except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:  (i) the Companies are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours; (ii) neither Company has received written notice of any unfair labor practice complaint against such Company pending before the National Labor Relations Board; (iii) there is no labor strike, slowdown or stoppage actually pending, or, to the Seller's Knowledge, threatened against either Company; (iv) to the Seller's Knowledge, neither Company has received notice that any representation petition respecting the employees of such Company has been filed with the National Labor Relations Board (other than with respect to those employees covered by a Collective Bargaining Agreement); (v) no arbitration proceeding arising out of or under any Collective Bargaining Agreement is pending against either Company; and (vi) the Companies have not taken any action with respect to the transactions contemplated by this Agreement that would reasonably be expected to constitute a "mass layoff" or "plant closing" within the meaning of the Worker Adjustment and Retraining Notification (WARN) Act of 1989 or that would reasonably be expected to otherwise trigger any notice requirement or liability under any local or state plant closing notice Law.

Section 5.10  ERISA; Benefit Plans.

(a)  Section 5.10(a) of the Seller Disclosure Schedules contains a list of each Benefit Plan.  Neither of the Companies maintains or sponsors a Benefit Plan.

(b)  With respect to the Benefit Plans (other than any "multiemployer plan," as defined in section 3(37) of ERISA), the Seller has delivered to the Buyer complete and accurate copies of the Benefit Plans and any amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code, the most recent actuarial report, as applicable, and the most recent determination letter received from the Internal Revenue Service with respect to the Benefit Plans intended to qualify under section 401 of the Code.

(c)  The Benefit Plans have been operated and administered in all material respects in accordance with their terms and applicable Law, including ERISA and the Code.  No event has occurred which will or could cause any such Benefit Plan to fail to comply in all material respects with such requirements, and no notice has been received by the Seller, either Company or any of their respective Affiliates from any Governmental Authority questioning or challenging such compliance.

(d)  Each Benefit Plan intended to be "qualified" within the meaning of section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that it is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to result in the revocation of such letter.

(e)  No liability under Title IV or section 302 (or, for plan years beginning after 2007, section 303) of ERISA has been incurred by the Companies or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Companies or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation.  No Benefit Plan subject to Title IV of ERISA  or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Benefit Plan ended prior to the Closing Date.   No Company has made contributions or is required to make contributions to a "multiemployer pension plan," nor does either Company participate in a plan described in section 4063(a) of ERISA.

(f)  There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Seller, threatened involving any Benefit Plan or the assets thereof and, to the Knowledge of the Seller, no facts exist which could give rise to any such actions, suits or Claims.

(g)  Except as set forth on Section 5.10(g) of the Seller Disclosure Schedules, no payments will be required to be made, and no increase in benefits will accrue, to any Person under any Benefit Plan with respect to which the Companies would have any material liability due to the consummation of the transactions contemplated by this Agreement.

(h)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

Section 5.11  Certain Contracts and Arrangements.

(a)  As of the date hereof, except for (i) the agreements listed on Section 5.11(a) of the Seller Disclosure Schedules (the "Company Agreements"), (ii) agreements with suppliers entered into in the ordinary course of business with a value less than $1,000,000 or with annual payments less than $500,000, and (iii) contracts, agreements, personal property leases, commitments, understandings or instruments with a value less than $1,000,000 or with annual payments less than $500,000 neither Company is a party to any contract, agreement, personal property lease, commitment, understanding or instrument which is material to its business or operations.  Notwithstanding the foregoing, all (A) Affiliate Contracts, (B) joint venture agreements,  (C) contracts containing limitations on the ability of either Company to compete in any line of business or containing exclusivity obligations or restrictions binding on either Company, (D) contracts or agreements outside the ordinary course of business, and (E) contracts with respect to Indebtedness, in each case, to which either Company is a party or is otherwise bound are set forth in Section 5.11(a) of the Seller Disclosure Schedule.

(b)  Except as disclosed on Section 5.11(b) of the Seller Disclosure Schedules, each Company Agreement constitutes a valid and binding obligation of the Company that is a party thereto and, to the Knowledge of the Seller, each other party thereto, and is in full force and effect in all material respects and shall continue in full force and effect in all material respects, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder.

(c)  Except as set forth on Section 5.11(c) of the Seller Disclosure Schedules, there is not, under any of the Company Agreements listed on Section 5.11(a) of the Seller Disclosure Schedules or under any other contract, agreement, personal property lease, commitment, understanding or instrument to which either Company is  a party or is otherwise bound, any default or event which, with notice or lapse of time or both, would constitute a default on the part of either Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller or of Energy to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

(d)  Seller has made available to the Buyer complete and correct copies of each of the Company Agreements.

(e)  Except as set forth in any of the Company Agreements, there are no guaranties, surety bonds, material indemnities or similar contingent obligations granted or given by either of the Companies in respect of the obligations or Liabilities of any other Person.

Section 5.12  Legal Proceedings, etc.  Except as set forth on Section 5.12 of the Seller Disclosure Schedules, there are no Claims pending or, to the Knowledge of the Seller, threatened against either Company before any Governmental Authority, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially impair or delay the ability of the Seller or of Energy to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.  Except as set forth on Section 5.12 of the Seller Disclosure Schedules, neither Company is subject to any material Governmental Order.

Section 5.13  Permits; Compliance with Laws.

(a)  Each Company has all permits, licenses and other governmental authorizations, consents and approvals, other than with respect to Environmental Laws (which representations are set forth in Section 5.8), necessary to operate its business as presently operated (collectively, "Permits"), except where the failure to have such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All material Permits held by the Companies are listed on Section 5.13(a) of the Seller Disclosure Schedules.

(b)  Except as set forth on Section 5.13(b) of the Seller Disclosure Schedules, neither Company has received any written notification that it is in violation of any material Permit, or any material Law applicable to such Company.  Each Company is in compliance with all Permits and Laws applicable to such Company, except for violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All Permits listed on Section 5.13(a) of the Seller Disclosure Schedules are in effect in all material respects and no appeal or other action is pending to revoke any of such Permits.

Section 5.14  Regulation as a Utility.  Except as set forth on Section 5.14 of the Seller Disclosure Schedules, neither Company is subject to regulation as a public utility or public service company (or similar designation) by the United States, any State of the United States, any foreign country or any municipality or any political subdivision of the foregoing.

Section 5.15  Taxes.  Except as set forth on Section 5.15 of the Seller Disclosure Schedules:

(a)  All material Tax Returns required to be filed by the Companies (including any predecessors) or with respect of the Companies or their predecessors have been or will be timely filed with the appropriate taxing authority, and such Tax Returns are or will be true and correct in all material respects and all Taxes required to be reported on such Tax Returns have been or will be timely paid.

(b)  Neither Company nor the Seller with respect to the Companies has outstanding agreements or waivers extending the statutory period of limitation for Taxes.

(c)  There are no audits, Claims, assessments, levies, administrative proceedings, lawsuits pending or, to the Seller's Knowledge, threatened against either of the Companies or the Seller with respect to the Companies by any taxing authority.

(d)  No election has been made by Ravenswood to be classified as an association taxable as a corporation for U.S. federal or state income tax purposes.

(e)  There are no liens for Taxes (other than for current Taxes not yet due or payable) upon the assets of the Companies.

(f)  None of the assets of the Companies directly or indirectly secures any debt with interest that is exempt under section 103(a) of the Code.

(g)  Since its formation, Ravenswood has been disregarded as an entity separate from the Seller for U.S. federal income tax purposes under Treasury Regulation Sections 301.7701-2 and -3 and any comparable provision under state or local law which permits such treatment.

(h)  There are not in force or effect for any Company, any material Tax indemnity agreements, Tax sharing agreements, Tax allocation agreements or any similar agreement that would require any of the Companies to pay material Taxes, pay another party for material Tax losses, entitlements or Refunds.

(i)  Services is a member of the consolidated group of which the Seller is the common parent.

(j)  Prior to its conversion into a limited liability company, KeySpan Ravenswood Inc. (i) was a member of the consolidated group of which the Seller was the common parent and (ii) was at no time a member of an affiliated group filing a consolidated federal Tax Return (other than the Seller) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(k)  None of the assets of the Companies constitutes tax-exempt bond financed property or tax-exempt use property with in the meaning of section 168 of the Code.

(l)  None of the Companies has engaged in a "reportable transaction" or "listed transaction" for U.S. federal income Tax purposes or equivalent under state or local Law.

(m)  Since the date that is one year prior to the date of the Closing, Services has not owned the membership interest in or the assets owned by Ravenswood directly or indirectly.

Section 5.16  Intellectual Property.  Except for the assets described in Section 5.16 of the Seller Disclosure Schedules and excluding commercially available computer software that is used in the business and operations of the Companies without being customized or adapted by the Companies, (i) the Companies own or have the right to use under a license, sublicense or other agreement all material Intellectual Property necessary for the conduct of the Business as currently conducted and all such material Intellectual Property will be available for use by the Companies on substantially the same terms and conditions immediately subsequent to the Closing, (ii) such material Intellectual Property is not the subject of any Encumbrance or claim of license or ownership of any third party that would materially adversely effect the Companies' rights in, or ability to use or exploit, such Intellectual Property as currently used or exploited, (iii) to the Knowledge of the Seller, the Companies have not engaged in any conduct, or omitted to perform any necessary act, the result of which is reasonably likely to invalidate any material registrations or applications for Intellectual Property rights owned by the Companies, (iv) to the Knowledge of the Seller, the conduct of the business of the Companies as currently conducted does not infringe any Person's Intellectual Property, and as of the date hereof there is no such Claim pending or, to the Knowledge of the Seller, threatened against any of the Companies, and (v) to the Knowledge of the Seller, as of the date hereof no Person is infringing any Intellectual Property owned by the any of the Companies and used in its business as currently conducted, and no such Claims are pending or, to the Knowledge of the Seller, threatened against any Person by either of the Companies.

Section 5.17  Insurance.  Section 7.16 of the Seller Disclosure Schedules lists all material policies of fire, liability, title, workers' compensation and other forms of insurance held by the Seller or any of its Affiliates (related to the operations of the Companies) or the Companies.  Except as set forth on Section 5.17 of the Seller Disclosure Schedules, as of the date of this Agreement, all material policies of fire, liability, title, workers' compensation and other forms of insurance purchased or held by and insuring the Companies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid, and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation.  Except as set forth on Section 5.17 of the Seller Disclosure Schedules, there are no pending claims against the policies listed on Section 5.17 of the Seller Disclosure Schedules that seek insurance recovery for Losses in excess of $3,000,000 for any one claim or $10,000,000 in the aggregate for all such claims.

Section 5.18  Reports.  Since January 1, 2007, each Company has filed or caused to be filed with FERC all material forms, statements, reports and documents required to be filed with respect to the operation of its business under the Federal Power Act and the rules and regulations thereunder, each of which complied in all material respects with all applicable requirements of such act and the rules and regulations thereunder in effect on the date each such report was filed.

Section 5.19  Bank Accounts.  Set forth on Section 5.19 of the Seller Disclosure Schedules are (i) the names of each bank or other financial institution with which each Company maintains an account and (ii) a description of each such account, including account number, branch (if applicable) and authorized signatories.

Section 5.20  No Broker Fees or Commissions.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, whose fees shall be paid by the Seller or its Affiliates (other than the Companies).

Section 5.21  Electronic Data Room. No material of any kind or nature has been added or uploaded to, changed or removed from, the Electronic Data Room since 12:00 p.m. New York local time, on March 26, 2008.

Section 5.22  Limitation on Representations and Warranties.  Except for the representations and warranties contained in this Article V, neither the Seller, nor any of its Affiliates nor any of their respective Representatives makes or has made any representation or warranty, either express or implied, concerning the Membership Interest or the Shares or the business, finances, operations, assets, liabilities, prospects or any other aspect of the Companies.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller as follows:

Section 6.1  Organization.  The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all corporate power and authority to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted.

Section 6.2  Authority Relative to this Agreement.  The Buyer has full corporate power and authority to execute and deliver this Agreement and, subject to the satisfaction of the closing conditions, to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the Board of Directors of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by the Buyer, and assuming that this Agreement constitutes a valid and binding agreement of the Seller, constitutes a valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors' rights generally or general principles of equity.

Section 6.3  Consents and Approvals; No Violation.

(a)  Section 6.3(a) of the Buyer Disclosure Schedules sets forth all consents, authorizations or notices under any note, bond, mortgage, lease, indenture, license, contract, agreement or other instrument or obligation to which the Buyer is a party or by which the Buyer's assets or properties are bound which are required or necessary in order to consummate the transactions contemplated by this Agreement, except those consents, authorizations or notices the failure of which to obtain or make would not, individually or in the aggregate, materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.  Except as set forth on Section 6.3(a) of the Buyer Disclosure Schedules, and subject to obtaining the Required Approvals, neither the execution and delivery of this Agreement by the Buyer nor the purchase of the Membership Interest and the Shares pursuant to this Agreement shall (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Buyer, (ii) violate any outstanding Governmental Order applicable to the Buyer, which violation would materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement, or (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, lease, indenture, license, contract, agreement or other instrument or obligation to which the Buyer or any of its subsidiaries is a party or by which any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or would not, individually or in the aggregate, materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(b)  Except as set forth on Section 6.3(b) of the Buyer Disclosure Schedules and except for (i) the filings required by the HSR Act and the expiration or earlier termination of all waiting periods under the HSR Act; (ii) any approvals under the Federal Power Act required for the consummation of this Agreement; (iii) CFIUS Approval; and (iv) any required approvals of NYSPSC, including post-closing authority to operate Ravenswood under lightened or incidental regulation (the filings and approvals referred to in clauses (i) through (iv) above and set forth on Section 6.3(b) of the Buyer Disclosure Schedules are collectively referred to as the "Buyer Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by the Buyer of the transactions contemplated by this Agreement, other than those declarations, filings, registrations, notices, authorizations, consents or approvals which would not, individually or in the aggregate, materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(c)  Section 6.3(c) of the Buyer Disclosure Schedules sets forth a complete list of (i) generation capacity of any Person owned or controlled, directly or indirectly, by the Buyer and each of its Affiliates that is qualified to bid in any UCAP Auction in any zones within New York State and (ii) any transmission of any Person owned or controlled, directly or indirectly, by the Buyer or any of its Affiliates, located in or interconnected to the NYISO market.

(d)  To the knowledge of the Buyer, there are no conditions relating to the Buyer or its Affiliates in existence that the Buyer reasonably expects to prevent the receipt of the Required Approvals.

Section 6.4  Regulation as a Utility.  Except as set forth on Section 6.4 of the Buyer Disclosure Schedules, the Buyer is not subject to regulation as a public utility or public service company (or similar designation) by the United States, any state of the United States, any foreign country or any municipality or any political subdivision of the foregoing.

Section 6.5  Legal Proceedings.  There are no Claims pending or, to the knowledge of the Buyer, threatened against the Buyer by or before any Governmental Authority, which would, individually or in the aggregate, materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.  The Buyer is not subject to any Governmental Order which would, individually or in the aggregate, materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

Section 6.6  Availability of Funds.  The Buyer (a) at the Closing will have sufficient internal funds (without giving effect to any unfunded financing, regardless of whether any such financing is committed) available to pay the Purchase Price and any expenses incurred by the Buyer in connection with the transactions contemplated by this Agreement, (b) at the Closing will have the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (c) has not incurred, and prior to the Closing will not incur, any obligation, commitment, restriction, or Liability of any kind which would reasonably be expected to impair or adversely affect such resources and capabilities.

Section 6.7  Acquisition of Membership Interest and Shares for Investment; Ability to Evaluate and Bear Risk.

(a)  The Buyer is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act.  The Buyer is acquiring the Membership Interest and Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Membership Interest and Shares.  The Buyer acknowledges that the Membership Interest and Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under such act and such Laws.

(b)  The Buyer is able to bear the economic risk of holding the Membership Interest and Shares for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Membership Interest and Shares.

Section 6.8  Investigation by the Buyer.  The Buyer has performed all due diligence that it has deemed necessary to perform concerning the Companies and the Applicable Facilities in connection with its decision to enter into this Agreement and to consummate the transactions contemplated by this Agreement and acknowledges that the Buyer and the Buyer's Representatives have been provided access to the personnel, properties, premises and records of the Companies for such purpose.  In entering into this Agreement, the Buyer has relied solely upon its own investigation and analysis and upon the representations and warranties of the Seller contained herein.  The Buyer acknowledges that none of the Seller or any of its Affiliates or any of their respective directors, officers, employees, shareholders, Affiliates, agents, advisors or Representatives makes or has made any representation or warranty, either express or implied, as to the accuracy of completeness of any of the information provided or made available to the Buyer or the Buyer's Representatives, except that the foregoing limitations shall not apply with respect to the Seller to the specific representations and warranties set forth in Article V of this Agreement, but always subject to the limitations and restrictions contained herein.

Section 6.9  Solvency.  Each of the Buyer and (assuming the accuracy of the Seller's representations and warranties and compliance by the Seller with all of its covenants set forth herein) each Company will be Solvent following the Closing, after giving effect to the transactions contemplated by this Agreement and the incurrence of any financings in connection therewith.

Section 6.10  No Broker Fees or Commissions.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee from the Buyer or any of its Affiliates in connection with any of the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF THE PARTIES

Section 7.1  Conduct of the Business.

(a)  Except (i) as required to comply with the terms of this Agreement, (ii) for actions approved by the Buyer in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law or any Governmental Order, (iv) as required in connection with the Restructuring, (v) to the extent required to meet obligations set forth in the [REDACTED: Name of party – due to confidentiality] Agreements, (vi) in connection with necessary repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, or (vii) as set forth on Section 7.1 of the Seller Disclosure Schedules, during the period from the date of this Agreement to the Closing Date, the Seller and Energy shall cause each Company to operate and maintain its business according to its ordinary and usual course of business consistent with past practice and Good Utility Practice, including using reasonable best efforts to incur Scheduled Capital Expenditures substantially as budgeted and scheduled, unless the Buyer and the Seller shall agree otherwise in writing.  Notwithstanding the foregoing, on the last Business Day preceding the Closing Date, the Seller and Energy shall cause the Companies to distribute to the Seller or Energy, as applicable, as a cash dividend or other distribution, substantially all of the Companies' cash on hand as of such date.

(b)  Without limiting the enforceability of Section 7.1(a), except (i) as required to comply with the terms of this Agreement, (ii) for actions approved by the Buyer in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law or any Governmental Order, (iv) as required in connection with the Restructuring, (v) to the extent required to meet the obligations set forth in the [REDACTED: Name of party – due to confidentiality] Agreements, (vi) in connection with necessary repairs due to breakdown or casualty or other actions taken in response to a business emergency or other unforeseen operational matters, or (vii) as set forth on Section 7.1 of the Seller Disclosure Schedules during the period from the date of this Agreement to the Closing Date, the Seller and Energy shall cause each Company not to:

(i)  (A) amend its organizational documents; (B) split, combine or reclassify its outstanding Shares or the Membership Interest, as applicable; (C) declare, set aside or pay any distribution payable in stock or property in respect of any Shares or the Membership Interest, as applicable; or (D) repurchase, redeem or otherwise acquire any of its Shares or the Membership Interest, as applicable, or any securities convertible into or exchangeable or exercisable for any of such Shares or the Membership Interest, as applicable;

(ii)  issue, sell, or dispose of any Shares or the Membership Interest, as applicable, or any other equity securities in either Company, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Shares, the Membership Interest or other equity securities in either Company;

(iii)  incur any Indebtedness, except for Indebtedness under the Money Pool Agreement that will be repaid or eliminated prior to the Closing;

(iv)  except pursuant to the Money Pool Agreement or as permitted under Section 7.1(b)(x), make any acquisition of, or investment in, assets or stock of any other Person, other than in an amount not to exceed $5,000,000 in the aggregate;

(v)  sell, lease, license, or grant any Encumbrance or otherwise dispose of any of its assets, other than (A) any assets as are obsolete, (B) pursuant to Company Agreements that are in effect on the date hereof or (C) except with respect to granting an Encumbrance, in an amount not to exceed $1,000,000 in the aggregate;

(vi)  terminate, establish, adopt, enter into, make any new grants or awards of unit-based compensation or other benefits under, amend or otherwise materially modify any Benefit Plan or increase the salary, wage, bonus or other compensation of any Company Employee except (A) for grants or awards under any existing Benefit Plan in such amounts  and  on such terms as are consistent with past practice or (B) for actions necessary to satisfy existing contractual obligations under any Benefit Plan existing as of the date hereof or to comply with applicable Law;

(vii)  hire non-management employees (other than to maintain an aggregate headcount of no more than six (6) more employees than are included in the headcount as of the date of this Agreement), hire management employees, terminate any employee (except for cause), or transfer the employment of any Company Employee (other than transfers between the Companies or promotions within a Company);

(viii)  enter into any new, or amend any existing, collective bargaining agreement which pertains to the employment of any Continuing Union Employee, except to the extent that the failure to do so would constitute a violation of Law;

(ix)  change any material financial or Tax accounting method, policies, practices or election, except as required by GAAP or applicable Law;

(x)  make any maintenance expenditures or capital expenditures, other than, in each case consistent with Good Utility Practices, (A) the Scheduled Capital Expenditures, (B) any other maintenance expenditure or capital expenditure which expenditures shall not exceed $2,000,000 in the aggregate with respect to all Applicable Facilities, and not on an individual Applicable Facility basis, or (C) any unscheduled maintenance expenditures and capital expenditures that are required in order to comply with an applicable Law or regulatory requirement;

(xi)  amend in any material respect any of the Company Agreements or enter into any new contract, agreement, personal property lease, commitment, understanding or instrument that would have been required to be disclosed on Section 5.11 of the Seller Disclosure Schedules if such contract, agreement, personal property lease, commitment, understanding or instrument had been in effect on the date hereof;

(xii)  enter into or materially amend any material real or personal property tax agreement, treaty or settlement;

(xiii)  adopt or amend any severance or termination pay plan or arrangement for any Company Employee;

(xiv)  make any material filings with any Governmental Authority or submit any material documents or material information to a Governmental Authority other than filings required by applicable Law or in connection with seeking to obtain any Required Approval in accordance with Section 7.6;

(xv)  initiate, commence or settle any Claim related to the Business or the Companies, other than with respect to any Claim that constitutes an Excluded Liability; or

(xvi)  enter into any contract, agreement, commitment or arrangement, whether written or oral, with respect to any of the transactions set forth in the foregoing paragraphs (i) through (xv).

(c)  The Seller, Energy and the Buyer acknowledge and agree that: (i) nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the Seller's, Energy's or the Companies' operations prior to the Closing Date, (ii) prior to the Closing Date, the Seller and Energy shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Companies' operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of the Buyer shall be required with respect to any matter set forth in this Section 7.1 or elsewhere in this Agreement to the extent the requirement of such consent would violate any applicable Law.

Section 7.2  Access to Information; Confidentiality.

(a)  Between the date of this Agreement and the Closing Date, the Seller shall, during ordinary business hours and upon reasonable notice, cause the Companies to (i) give the Buyer and the Buyer's Representatives reasonable access to all of their respective books, records, personnel, plants, offices and other facilities and properties to which the Buyer is permitted access by Law and permit the Buyer to make such reasonable inspections thereof and inquiries as the Buyer may reasonably request; (ii) cause their respective officers and advisors to furnish the Buyer with such operating data and other information as the Buyer may from time to time reasonably request; and (iii) cause their respective officers and advisors to furnish the Buyer a copy of each material report, schedule or other document filed or received by them with or from NYSPSC or FERC; provided, however, that (A) any such access and inspections shall be conducted in such a manner as not to interfere unreasonably with the operation of the businesses of the Companies or any on-going proceeding before any Governmental Authority, (B) the Buyer will indemnify and hold harmless the Seller, its Affiliates and their respective Representatives from and against any costs, damages, losses, expenses or other Liabilities incurred by the Seller, its Affiliates or their respective Representatives, including the Companies, resulting from personal injury or property damage caused by the Buyer's Representatives while present at either of the Companies, any Applicable Facility or other premises to which the Buyer is granted access hereunder (including restoring any such premises to the condition substantially equivalent to the condition such premises were in prior to any such investigation), (C) the Seller shall not be required to cause the Companies to take any action which would constitute or result in a waiver of the attorney-client privilege and (D) the Seller shall not be required to cause the Companies to supply the Buyer with any information which the Seller or either Company is under a legal obligation not to supply.  Notwithstanding anything in this Section 7.2 to the contrary, (1) the Buyer will not have access to personnel and medical records if such access could, in the Seller's good faith judgment, subject the Seller or either Company to risk of Liability or otherwise violate the Health Insurance Portability and Accountability Act of 1996, and (2) any investigation of environmental matters by or on behalf of the Buyer will be limited to visual inspections and site visits; provided, that the Buyer's indemnification obligations under Section 9.2(b) and the Seller's indemnification obligations under Section 9.2(a) shall not be affected by the results of any such visual inspections and site visits, and the Buyer will not have the right to perform or conduct any sampling or testing at, in, on, or underneath any of the facilities or properties of the Companies prior to the Closing.

(b)  All information furnished to or obtained by the Buyer and the Buyer's Representatives pursuant to this Section 7.2 shall be subject to the provisions of the Confidentiality Agreement and shall be treated as "Evaluation Material" (as defined in the Confidentiality Agreement) until the Closing.

(c)  For a period of seven (7) years after the Closing Date, the Seller and the Seller's Representatives shall have reasonable access to all of the books and records of the Companies containing information relating to the period prior to the Closing to the extent that such access may reasonably be required by the Seller in connection with matters relating to or affected by the operation of the Companies prior to the Closing Date.  Such access shall be afforded by the Buyer upon receipt of reasonable advance notice and during normal business hours.  If the Buyer shall desire to dispose of any such books and records prior to the expiration of such seven (7)-year period, the Buyer shall, prior to such disposition, give the Seller a reasonable opportunity, at the Seller's expense, to segregate and remove such books and records as the Seller may select.

(d)  For a period of two (2) years from and after the Closing Date (and with respect to the matters set forth in Section 6.3(c) of the Buyer Disclosure Schedules from and after the date of this Agreement), except as required by any applicable Law, Governmental Authority, or applicable stock exchange rule, the Seller shall not, and shall cause its Affiliates not to, directly or indirectly, disclose to any Person or use any information provided to the Buyer or any of its Affiliates pursuant to the Confidentiality Agreement not then in the public domain or generally known in the industry, in any form, acquired prior to the Closing Date (or after the Closing in connection with the Transition Services Agreement or the other post-Closing actions contemplated hereby or thereby) and relating to the Business, the Applicable Facilities or the Companies (collectively, "Buyer Protected Information").  Notwithstanding the foregoing, if after the Closing it becomes necessary for the Seller or any of its Affiliates (other than the Companies) to use Buyer Protected Information that is imbedded with other information of the Seller or any of its Affiliates in the ordinary course of its business and operations and such Buyer Protected Information cannot be reasonably separated or segregated from such other information, then such Buyer Protected Information may be used by the Seller or its Affiliate in the ordinary course of its business and operations.

(e)  For a period of two (2) years from and after the Closing Date, except as required by any applicable Law, Governmental Authority, or applicable stock exchange rule, the Buyer shall not, and shall cause its Affiliates (including the Companies) not to, directly or indirectly, disclose to any Person or use any information provided to the Buyer or any of its Affiliates pursuant to the Confidentiality Agreement not then in the public domain or generally known in the industry, in any form, acquired prior to the Closing Date (or after the Closing Date in connection with the Transition Services Agreement or the other post-Closing actions contemplated hereby or thereby) and relating to the businesses and operations of the Seller and its Affiliates (other than the Companies) (collectively, "Seller Protected Information").  Notwithstanding the foregoing, ifafter the Closing, it becomes necessary for the Buyer or any of its Affiliates to use Seller Protected Information that is imbedded with other information of the Buyer or any of its Affiliates in the ordinary course of its business and operations and such Seller Protected Information cannot be reasonably separated or segregated from such other information, then such Seller Protected Information may be used by the Buyer or its Affiliate in the ordinary course of its business and operations.

(f)  Upon the Buyer’s request, the Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to enforce, on behalf of and for the benefit of the Companies, the terms of any confidentiality agreement with any Person (other than Buyer or any of its Affiliates) relating to the transactions described in such confidentiality agreement comparable to the transactions contemplated by the Confidentiality Agreement.

(g)  The parties to this Agreement acknowledge that TransCanada Corporation, an Affiliate of the Buyer, executed the Confidentiality Agreement.  The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall automatically terminate and be of no further force or effect.

Section 7.3  Expenses.  Except for (a) the fee payable in connection with the filing required by the HSR Act, which shall be the sole liability of the Buyer and (b) as set forth in Section 3.2(b), Section 3.3(b) or Section 7.7(a), all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including costs of consultants and Representatives) shall be borne by the party incurring such costs and expenses.

Section 7.4  Further Assurances.  Subject to the terms and conditions of this Agreement, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement.

Section 7.5  Public Statements.  The parties shall consult with each other prior to issuing any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated by this Agreement and neither party shall issue any such public announcement, statement or other disclosure without having first received the written consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law.

Section 7.6  Regulatory Matters.

(a)  HSR Filings.  Notwithstanding anything in Section 7.6(c) to the contrary, each party hereto shall, within twenty (20) days after the date of this Agreement, file or cause to be filed with the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") any notifications required to be filed under the HSR Act, and the rules and regulations promulgated thereunder with respect to the transactions contemplated by this Agreement.

(b)  CFIUS Filing.  The Seller acknowledges that after execution of this Agreement, the Buyer may inform CFIUS of the transactions contemplated by this Agreement.  The Buyer and the Seller shall, within twenty (20) days after the date of this Agreement, make all filings and submissions contemplated to be made or effected by them pursuant to the Exon-Florio Amendment.

(c)  Regulatory Approvals.  Each party hereto shall cooperate and prepare and file as soon as practicable, but in any event within twenty (20) days after the date of this Agreement, all necessary documentation to effect all necessary applications, notices, petitions, filings and other documents, including those specified in Sections 7.6(a) and 7.6(b), and to use reasonable best efforts to transfer all Consent Decree and Voluntary Cleanup Agreement obligations and obtain all permits, licenses, and other governmental authorizations, consents and approvals necessary or advisable related to this Agreement or the consummation of the transactions contemplated hereby, including the Required Approvals.  The parties further agree to use reasonable best efforts (i) to take any action, make any undertaking or receive any clearance or approval required by any Governmental Authority or applicable Law, including those specified in Sections 7.6(a) and 7.6(b), and (ii) to satisfy any conditions imposed by any Governmental Authority in all Final Orders.  Each of the parties shall cooperate in all filings and submissions and shall respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation.  [REDACTED: Certain covenants to obtain regulatory approvals.]

(d)  Responsibilities.  The Seller and the Buyer agree that (i) the Buyer shall have primary responsibility for the preparation and filing of any applications with or notifications to CFIUS, the FTC and/or the DOJ in connection with the transactions contemplated by this Agreement and (ii) the Seller and the Buyer shall have joint responsibility for the preparation and filing of any applications with or notifications to FERC or NYSPSC in connection with the transactions contemplated by this Agreement (with the exception of obtaining NYSPSC approval for post-closing lightened and/or incidental regulation and, if required, the notification or application contemplated by Section 7.25, which in each case shall be the primary responsibility of the Buyer).  Each party shall have the right to review and approve in advance drafts of all such applications, notices, petitions, filings and other documents made or prepared in connection with the transactions contemplated by this Agreement, which approval shall not be unreasonably withheld, conditioned or delayed.

(e)  Communications.  The parties hereto shall consult with each other prior to proposing or entering into any stipulation or agreement with any Governmental Authority or any third party in connection with any consents and approvals of any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement and shall not propose or enter into any such stipulation or agreement without the other party's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)  Ongoing Regulatory Matters.  From the date of this Agreement through the Closing Date, and subject to the other terms of this Agreement, the Seller shall continue (and cause the Companies to continue) to pursue in good faith all regulatory proceedings that relate to or effect the Business or the Companies consistent with the Seller’s and the Companies’ activities and practices prior to the date of this Agreement. Subject to applicable Law and attorney-client privilege, the Seller shall keep the Buyer reasonably informed as to the status of all such proceedings and shall offer the Buyer a reasonable opportunity to consult with the Seller on the overall strategy and positions to be taken by the Seller or the Companies in each such proceeding.

Section 7.7  Tax Matters.

(a)  Notwithstanding any other provision of this Agreement, all transfer, documentary, recording, sales, use, excise, stamp, registration and similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Seller, including any such taxes imposed pursuant to New York State Real Estate Transfer Tax, N.Y. Tax Law Article 31 (sections 1401 et seq.) and New York City Real Property Transfer Tax, New York City Administrative Code Title 11, Chapter 21 (sections 11-2101 et seq.) shall be borne by the Seller, and the Seller shall, at its own expense, file, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, the Buyer shall join in the execution of any such Tax Returns or other documentation.

(b)  Except as otherwise provided in Section 7.7(a) above, the Seller shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Companies for taxable years or periods ending on or before the Closing Date, and the Seller shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.  The Buyer shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Companies for taxable years or periods ending after the Closing Date, and the Buyer shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.  Upon the written request of the Buyer setting forth in detail the computation of the amount owed, the Seller shall pay to the Buyer, no later than two (2) days prior to the due date for the applicable Tax Return, the Seller's allocable share pursuant to this Section 7.7(b) of the Taxes which are payable with any Tax Return to be filed by the Buyer with respect to any Straddle Period.  To the extent permitted or required by applicable Law or administrative practice, the taxable year of each of the Companies which includes the Closing Date shall be treated as closing on (and including) the Closing Date.  For purposes of apportioning between the Seller and the Buyer the Taxes of the Companies or with respect to the assets of the Company for a Straddle Period (which is not treated under the immediately preceding sentence as closing on the Closing Date), such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(c)  Each of the Buyer and the Seller shall provide the other with such assistance as may reasonably be requested (including access to the assets, properties, personnel and records of either of the Companies) by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes with respect to the Companies and each shall retain and provide the requesting party with any records or information which may be relevant to such return, audit or examination, proceedings or determination.  Any information obtained pursuant to this Section 7.7 or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes with respect to the Companies shall be kept confidential by the parties hereto except to the extent that a party is legally compelled to disclose such information.  After the Closing Date, in the case of any Claim with respect to Taxes for which the Seller is or may be liable or entitled to a refund pursuant to this Agreement, the Buyer shall promptly inform the Seller of such Claim, and shall afford the Seller, at the Seller's expense, the opportunity to control the conduct of such Claims and, if there is a reasonable basis therefor, initiate any claim for refund, file any amended return or take any other action which the Seller deems appropriate with respect to such Taxes.  The Buyer shall execute or cause to be executed powers of attorney or other documents necessary to enable the Seller to take all actions desired by the Seller with respect to such Claim to the extent such Claim may affect the amount of Taxes for which the Seller is liable or entitled to a refund pursuant to this Agreement.  Any Claim with respect to Taxes for a period which includes but does not end on the Closing Date shall be controlled by the Buyer.  Notwithstanding any provision of this Section 7.7(c) to the contrary, the Seller shall not settle any Claim, initiate any claim for refund or file any amended Tax Return without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed, if, as result of such Claim, claim for refund or amended Tax Return, the Taxes payable by the Buyer or either Company for a taxable period for which the Seller is not obligated to indemnify the Buyer or either Company would likely be materially increased.  Notwithstanding any provision of this Section 7.7(c) to the contrary, the Buyer shall not settle any Claim, initiate any claim for refund or file any amended return without the prior written consent of the Seller, which consent shall not be unreasonably withheld if, as a result of such Claim, claim for refund or amended Tax Return, the Taxes for which the Seller is obligated to indemnify the Buyer or the company pursuant to Section 7.7 would likely be materially increased.

(d)  Notwithstanding any other provision of this Agreement, from and after the Closing Date, the Seller shall protect, defend, indemnify and hold harmless the Buyer and its Affiliates from any and all Taxes (including any obligation to contribute to the payment of any Taxes determined on a consolidated, combined, or unitary basis with respect to a group of corporations that includes or included the Companies) which are (i) imposed on the Seller or any member of the consolidated, unitary or combined group which includes or included either Company for any period that ends on or before the Closing Date, that the Buyer or either Company pays, otherwise satisfies in whole or in part, or results in Encumbrances on any of the Buyer's or either Company's assets; or (ii) imposed on either Company in respect of its income, business, property or operations or for which it may otherwise be liable (A) for any taxable period of such Company or portion thereof ending prior to the Closing Date, (B) resulting by reason of the several liability of such Company pursuant to Treas. Reg. Section 1.1502-6 or any analogous state, local or foreign law or regulation by reason of its having been a member of any consolidated, combined or unitary group on or prior to the Closing Date, or (C) resulting from its ceasing to be a member of any consolidated, combined or unitary group as of the Closing Date.  The Seller shall have no liability under this Section 7.7(d) as to matters resulting from or arising out of (x) activities of the Buyer or its Affiliates, (y) conduct of the Buyer or its Affiliates that conflict with this Agreement or (z) failures by the Buyer or its Affiliates to make filings or take other actions required to be taken by the Buyer or its Affiliates under this Agreement (in each case, including each Company as an Affiliate of the Buyer from and after the Closing Date and in each case, other than matters resulting from or arising out of actions taken or failed to be taken at the direction of the Seller or its Affiliates).

(e)  Any Tax refund (including any interest in respect thereof) received by the Buyer or any of the Companies, and any amounts credited against Tax to which the Buyer or any of the Companies becomes entitled (including by way of any amended Tax Returns or any carryback filing), that relate to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date, shall be for the account of the Seller, and the Buyer shall pay over to the Seller any such refund or the amount of any such credit within five days after receipt of such credit or entitlement thereto.  The Buyer shall pay the Seller interest at the rate prescribed under section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 7.7(e).

(f)  Where it is necessary for purposes of this Section 7.7 to apportion between the Seller and the Buyer the Taxes of the Companies for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on a daily basis.

(g)  At the option of the Buyer, each of the Seller and the Buyer shall cause an authorized person to make a valid and timely joint election under section 338(h)(10) of the Code and a similar election under any applicable state, local or foreign income tax Law for Services (the "Section 338(h)(10) Elections"). To facilitate such election, the Seller shall deliver to the Buyer on the Closing Date an Internal Revenue Service Form 8023 and any similar form under applicable state, local or foreign income tax Law (collectively, the "Forms") properly signed and authorized by the Seller with respect to the Section 338(h)(10) Election, which Forms shall have been duly executed by an authorized person.  The Seller and the Buyer shall cooperate in the preparation of any information to be included in the Forms or attachments thereto.  The Buyer shall timely file the Forms with the relevant taxing authorities.  The Buyer shall duly and timely file the Forms as prescribed by Treasury Regulation §1.338(h)(10)-1 or the corresponding provisions of applicable state, local or foreign income tax Law, and deliver evidence of such filings to the Seller.  The Buyer and the Seller shall timely file Internal Revenue Service Form 8883.  The Seller shall cause to be paid to the proper Taxing Authority any taxes due with respect to the transactions contemplated by this Agreement.

(h)  Notwithstanding any other provision of this Agreement, the obligations of the parties set forth in this Section 7.7 shall not be subject to any restrictions or limitations other than those expressly set forth in this Section 7.7 and shall survive the Closing.

Section 7.8  Supplements to Schedules.  Each of the Seller and Energy agrees that, with respect to each such party's representations and warranties contained in this Agreement, such party shall have the continuing obligation until the Closing to correct, supplement or amend promptly the Seller Disclosure Schedules with respect to any matter arising or discovered after the date of this Agreement (whether or not existing or known at the date of this Agreement) that causes the representations and warranties of the Seller or Energy to be untrue or inaccurate in any respect, subject to the last sentence of this Section 7.8.  Prior to the Closing, for all purposes of this Agreement including for purposes of determining whether the conditions set forth in Article VIII have been fulfilled, the Seller Disclosure Schedules shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any such correction, supplement or amendment thereto.  After the Closing, for all purposes of this Agreement, including Article IX (except with respect to any matter disclosed as a result of a breach by the Seller or Energy of any of their respective covenants contained herein) any information with respect to any matter not existing prior to the date of this Agreement disclosed pursuant to any such supplement or amendment shall be deemed to be included in the Seller Disclosure Schedules.  The Seller and Energy acknowledge and agree that the Buyer requires a reasonable amount of time to review any corrections, supplements and amendments to the Seller Disclosure Schedules and, accordingly, shall provide the Buyer with any corrections, supplements and amendments to the Seller Disclosure Schedules at least three (3) Business Days prior to the Closing (unless a lesser time is agreed to by the Buyer).

Section 7.9  Employees.

(a)  Collective Bargaining Agreements.  Notwithstanding any provision of this Agreement to the contrary, effective as of the Closing Date, the Buyer shall cause the Companies to continue to be bound by and honor the Collective Bargaining Agreements and all the Companies' obligations under the Collective Bargaining Agreements, as applicable.

(b)  Continued Employment.

(i)  Continuing Union and Management Employees.  Following the Closing Date, Continuing Union Employees and Continuing Management Employees shall have continued employment with the Buyer or one of its Affiliates.  For the Continuing Union Employees, their terms and conditions of employment will be continued by the Companies, the Buyer or its Affiliates in accordance with the Collective Bargaining Agreements.  [REDACTED: Certain specific obligations related to providing continued employment.]  The Seller will provide the Buyer within five (5) Business Days after the date hereof, with information required to transition the Continuing Union Employees and the Continuing Management Employees to the Buyer or its Affiliate including: job title, the market reference point of the position, compensation data (including base salary, current short term and long term incentive targets and actual base pay and bonus for the last two (2) completed years), work location, date of hire, recognized service date, and any other information reasonably requested by the Buyer that is necessary for payroll and administration of each employee. Any management employee of the Companies who, as of the Closing Date, is on short term or long term disability (the names of which Persons will be provided to the Buyer on the Closing Date) shall be transferred to the employment of the Seller or one of its Affiliates (other than the Companies) immediately prior to the Closing Date; provided, however, that if such Person returns to active employment status within eighteen (18) months after the Closing Date, the Buyer or one of its Affiliates shall then offer employment to such Person in accordance with this Section 7.9(b)(i).

(ii)  Continuing Corporate Employees.  Except to the extent previously provided in the Electronic Data Room, the Seller shall, within five (5) Business Days after the date hereof, provide the Buyer with information about the employees listed on Section 7.9(b)(ii) of the Seller Disclosure Schedules (each, a "Corporate Employee") including; job title, the market reference point of the position, compensation data (including base salary, current short term and long term incentive targets and actual base pay and bonus for the last two (2) completed years), work location, date of hire, recognized service date, and any other information reasonably requested by the Buyer that is necessary for payroll and administration of each employee.  The Buyer shall, not less than sixty (60) days after the date of execution of this Agreement, make or cause an Affiliate of Buyer to make, a Qualifying Offer of Employment to begin as of the Closing Date to all of the Corporate Employees.  Each such employee who accepts a Qualifying Offer of Employment is referred to herein as a "Continuing Corporate Employee."  An offer of employment shall be deemed a "Qualifying Offer of Employment" if: the offer is open for at least ten (10) Business Days and is for a position with substantially comparable job responsibility, salary, location and target incentive opportunity, and other pension, welfare and fringe benefits that are substantially comparable in the aggregate to those provided to such employees immediately prior to the Closing Date and may require that the Corporate Employee be actively available for work on the Closing Date, other than those employees on vacation.  Notwithstanding the foregoing, the Buyer shall be required to offer employment pursuant to this Section 7.9(b)(ii) in a manner that complies in all respects with applicable Law, including Laws governing employment discrimination, wages and hours, employee classifications, immigration and work conditions.

(iii)  [REDACTED: Compensation and benefits information.]

(iv)  [REDACTED: Severance benefits.]

(v)  The Buyer shall indemnify, defend and hold the Seller harmless from and against any Losses incurred by the Seller arising out of or related to the Buyer's failure to comply with Section 7.9(b)(ii).

(c)  Benefit Continuation for Continuing Employees.  The Buyer shall waive or cause to be waived all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any employee benefit plans, programs and policies of the Buyer in which the employee becomes a participant (the "Benefit Plans of the Buyer") that are welfare benefit plans in which such employees may be eligible to participate after the Closing Date.  In addition, the Buyer shall provide each Continuing Employee with credit for any co-payments and deductibles paid during the plan year commencing immediately prior to the Closing Date in satisfying any applicable co-payments, deductible or other out-of-pocket requirements under any welfare plans in which such employees are eligible to participate after the Closing Date for the plan year immediately following the Closing Date. Notwithstanding the foregoing, any waivers of exclusions or waiting periods and any crediting of co-payments and deductibles pursuant to this Section 7.9(c) shall be subject to and contingent on the approval of the Buyer's insurers, which the Buyer shall use commercially reasonable efforts to obtain, to the extent such approval is necessary.

(d)  Service Credit and Vacation Accrual for Continuing Employees. Each Continuing Employee shall be given credit for all service prior to the Closing Date, to the same extent as such service was credited under the applicable Benefit Plan, under all Benefit Plans of the Buyer for  purposes of eligibility, vesting, and determination of level of benefits but not for purposes of benefit accrual; provided, however, that each Continuing Union Employee and Continuing Management Employee shall also receive such credit for benefit accrual purposes under the applicable Buyer Pension Plan to the extent assets and liabilities with respect to such service are transferred from a Seller Pension Plan to such Buyer Pension Plan.  Notwithstanding the foregoing, such service shall not be recognized to the extent that it results in the duplication of benefits.  In addition, effective as of the Closing Date, the Buyer will credit each Continuing Employee with such employee's unused vacation days accrued by such employee with the applicable Company prior to the Closing Date with respect to the calendar year in which the Closing Date occurs in accordance with the personnel or similar policies applicable to such employees as of the Closing Date.  The Buyer shall not be obligated to recognize any leave banks, including vacation carry-over, sick banks or paid time off banks, that had been retained by the Companies prior to the Closing Date.

(e)  Transfer of Pension Plan Liabilities and Assets.  As soon as practicable after, and in any event within ninety (90) days after, the Closing Date, but only if requested by the Seller no later than thirty (30) days prior to the Closing Date, (i) the Buyer shall establish or designate a defined benefit pension plan and trust intended to qualify under section 401(a) and section 501(a) of the Code (the "Buyer's Pension Plan") and (ii) upon receipt by the Seller of written evidence of the adoption or designation of the Buyer's Pension Plan and the trust thereunder by the Buyer and either (A) the receipt by the Buyer of a copy of a favorable determination letter issued by the IRS with respect to the Buyer's Pension Plan or (B) other evidence reasonably satisfactory to the Seller that the terms of the Buyer's Pension Plan and its related trust qualify under section 401(a) and section 501(a) of the Code, the Seller shall direct the trustees of the Long Island Pension Plan, LI Non Union CB Plan, Local 1-2 Plan, RAV Management Pension Plan, New York Pension Plan, and Cash Balance Pension Plan (collectively, the "Seller Pension Plans") to transfer assets having a value as of the actual date of such transfer (the "Actual Transfer Date") equal to the value of the accrued benefit liabilities with respect to the Continuing Employees under the Seller Pension Plans determined as of the Actual Transfer Date in accordance with sections 401(a)(12) and 414(l) of the Code and Treasury Regulation Section 1.414(l)-1(b)(5) (such amount, the "414(l) Required Amount") from the trust(s) under the Seller Pension Plans to the trust under the Buyer's Pension Plan. If the 414(l) Required Amount exceeds the Agreed Upon Transfer Amount the Buyer shall pay to the Seller an amount equal to (1) the 414(l) Required Amount less (2) the Agreed Upon Transfer Amount and such payment shall be deemed to be an adjustment to the Purchase Price.  If the Agreed Upon Transfer Amount exceeds the 414(l) Required Amount, the Seller shall pay to the Buyer an amount equal to (1) the Agreed Upon Transfer Amount less (2) the 414(l) Required Amount and such payment shall be deemed to be an adjustment to the Purchase Price.  The determination of the 414(l) Required Amounts and Agreed Upon Transfer Amounts shall be determined by the Seller's Actuary and shall be communicated to the Buyer not later than ten (10) Business Days following the applicable Actual Transfer Date.  The Buyer shall have the right to appoint an independent actuary ("Buyer's Actuary") for the purpose of verifying the calculation of the 414(l) Required Amounts and Agreed Upon Transfer Amounts.  The Seller's Actuary shall deliver to the Buyer's Actuary such supporting documents and information as Buyer's Actuary may reasonably request.  Within thirty (30) days following receipt by the Buyer's Actuary of the calculation of the 414(l) Required Amounts and Agreed Upon Transfer Amounts and any reasonably requested supporting documentation and information, the Buyer shall notify the Seller in writing if the Buyer's Actuary disagrees with the calculation made by the Seller's Actuary.  If any such disagreement is not resolved to the satisfaction of the Buyer within ninety (90) days of the Seller's receipt of such written notification from Buyer (or within such longer period as the Seller and the Buyer shall mutually agree), the Buyer may elect to have the calculation submitted for arbitration by a third independent actuary mutually acceptable to the Buyer and the Seller, who shall be entitled to the privileges and immunities of an arbitrator, and whose determination shall be conclusive, final and binding and have the force and effect of an arbitral award.  The fees and expenses of such third independent actuary will be shared equally by the Buyer and the Seller.  As of the applicable Actual Transfer Date the Buyer's Pension Plan shall assume all liabilities for all accrued benefits, including all ancillary benefits, under the Seller Pension Plans in respect of the Continuing Employees with respect to whom assets and liabilities were transferred and each of the Seller and the Seller Pension Plans shall be relieved of all liabilities for such benefits.  Upon the transfer of pension assets in accordance with this Section 7.9(e), the Buyer agrees to indemnify and hold harmless the Seller, its Affiliates and their respective Representatives from and against any and all Losses arising out of or related to the Buyer's Pension Plan, in respect of the Continuing Employees, including benefits accrued by the Continuing Employees prior to the Closing Date that are provided by the Buyer's Pension Plan, and the Seller shall have no further obligation with respect to such assumed obligations.  The Buyer and the Seller shall provide each other such records and information as may be necessary or appropriate to carry out their obligations under this Section 7.9(e) or for the purposes of administration of the Buyer's Pension Plan, and they shall cooperate in the filing of documents required by the transfer of assets and liabilities described herein.  Notwithstanding anything contained herein to the contrary, no such transfer shall take place until the 31st day following the filing of all required Forms 5310 in connection therewith.

(f)  401(k) Plan.  Effective as of the Closing Date, the Buyer shall maintain or designate a defined contribution plan and related trust intended to be qualified under sections 401(a), 401(k) and 501(a) of the Code (the "Buyer 401(k) Plan").  Effective as of the Closing Date, the Continuing Union Employees shall cease participation in the Seller's relevant defined contribution plans (collectively, the "Seller Union 401(k) Plans"), and shall commence participation in the Buyer 401(k) Plan.  As soon as practicable after the Closing Date (but in any event not before any required filings with the IRS have become effective), the Seller shall cause the trustee of the trusts established under the Seller Union 401(k) Plans to transfer to the trustee of the trust established under the Buyer 401(k) Plan all assets and liabilities attributable to the accounts of the Continuing Union Employees under the Seller Union 401(k) Plans as of the date of such transfer (including all applicable plan loans), and the Buyer shall cause the trustee of the trust established under the Buyer 401(k) Plan to accept such transfer.  Until such time as assets are transferred from the Seller Union 401(k) Plans to the Buyer 401(k) Plan as contemplated in the foregoing provisions of this Section 7.9(f), the Seller and the Buyer shall cooperate to take such steps as may be necessary to permit any Continuing Union Employee with an outstanding plan loan under the Seller Union 401(k) Plans as of the Closing Date to make timely loan service payments to the Seller Union 401(k) Plans through the Buyer's payroll deductions.  The Buyer shall cause the Buyer 401(k) Plan to accept rollover contributions (including any plan loans) from or on behalf of Continuing Management Employees and Continuing Corporate Employees who receive an eligible rollover contribution (within the meaning of Section 402(f)(2) of the Code) from a defined contribution plan maintained by the Seller.

(g)  Post-Retirement Health and Welfare Benefits.  From and following the Closing Date, (i) the Seller shall retain all obligations and liabilities for post-retirement health and welfare benefits under the Seller's Benefits Plan as of the Closing Date with respect to each Continuing Employee who satisfies the eligibility criteria for such benefits under the applicable post-retirement health or welfare benefit plan of the Seller as of the Closing Date, and (ii) the Buyer shall assume all obligations and liabilities for post-retirement health and welfare benefits with respect to each Continuing Employee who, as of the Closing Date, does not satisfy the eligibility criteria for such benefits under the applicable post-retirement health and welfare benefit plan of the Seller, and such employees shall cease to be eligible to participate in the Seller's post-retirement health and welfare benefit plans.  [REDACTED: Post-closing covenants related to post-retirement health and welfare benefits.]

(h)  Health Flex Account Transfer.  Effective as of the Closing Date, the Buyer or an Affiliate of the Buyer shall have in effect flexible spending reimbursement accounts under a cafeteria plan qualified under section 125 of the Code (the "Buyer Cafeteria Plan").  Each Continuing Employee who participated as of the Closing Date (collectively, the "Cafeteria Plan

 Participants") in a Seller Plan qualified under section 125 of the Code (a "Seller Cafeteria Plan"), shall participate in the Buyer Cafeteria Plan effective as of the Closing Date.  During the period from the Closing Date until the last day of the year in which the Closing Date occurred, the Buyer shall continue the salary reduction elections made by the Cafeteria Plan Participants as in effect as of the Closing Date, and each Cafeteria Plan Participant shall be entitled to reimbursement from such participant's flexible spending reimbursement accounts under the Buyer Cafeteria Plan.  As soon as practicable following the Closing Date, the Seller shall cause to be transferred from the Seller Cafeteria Plan to the Buyer Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made by Cafeteria Plan Participants prior to the Closing during the year in which the Closing occurs over the aggregate reimbursement payouts paid to the Cafeteria Plan Participants for such year from such accounts.  After the end of the period during which claims can be paid from a Continuing Employee's account under the Buyer Cafeteria Plan with respect to the year in which the Closing occurs, the Buyer shall transfer to the Seller an amount of cash equal to the lesser of (i) the amount by which the aggregate salary deductions by the Buyer with respect to all Continuing Employees under the Buyer Cafeteria Plan have exceeded the aggregate claims paid by the Buyer with respect to all Continuing Employees under the Buyer Cafeteria Plan and (ii) the amount, if any, of the aggregate negative balance of all Continuing Employees under the relevant Seller Cafeteria Plan as of the Closing.  From and after the Closing, the Buyer shall assume and be solely responsible for all unreimbursed claims made by the Cafeteria Plan Participants under each Seller Cafeteria Plan that were incurred for the plan year of the Seller Cafeteria Plan that commenced prior to the Closing, or that are incurred anytime thereafter.

(i)  COBRA Liabilities.  Effective as of the Closing Date, the Buyer shall assume the Seller's obligations with respect to the provision of notices, election periods and benefits pursuant to COBRA or any similar local Law in respect of all Continuing Union Employees and Continuing Management Employees who, as of the Closing Date, are receiving, entitled to receive or entitled to elect to receive continuation of group health plan coverage under COBRA or any similar local Law.

(j)  WARN Act.  The Buyer shall assume all Liability and obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state Law resulting from the Buyer's selection of Continuing Employees, the Closing or the Buyer's actions following the Closing.

(k)  Third-Party Rights.  Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit Seller's or Buyer's ability to amend, modify or terminate any benefit plan, program, agreement or arrangement, or (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(l)  Mutual Non-Solicitation.

(i)  For a period of twelve (12) months after the Closing Date, the Seller and its Affiliates shall not, without the prior written consent of the Buyer, directly solicit, encourage, or induce any Continuing Employee to become an employee, contractor, or consultant of the Seller or any of its Affiliates; provided, however, that this Section 7.9(l)(i) shall not apply to solicitation (i) directed to the public in general, whether or not the individuals responding to such general solicitation were Continuing Employees or (ii) of Continuing Employees who have been terminated by the Companies.

(ii)  Except as set forth in this Section 7.9, for a period of twelve (12) months after the Closing Date, the Buyer and its Affiliates (including the Companies) shall not, without the prior written consent of the Seller, directly solicit, encourage, or induce any employee of the Seller or any of its Affiliates to become an employee, contractor, or consultant of the Buyer or any of its Affiliates; provided, however, that this Section 7.9(l)(ii) shall not apply to solicitation (i) directed to the public in general, whether or not the individuals responding to such general solicitation were employees of the Seller or any of its Affiliates or (ii) of employees of the Seller or any of its Affiliates who have been terminated.

(m)  Cooperation. Each of the Parties shall use its reasonable best efforts to cooperate with this Section 7.9, including on any employee communications about the transactions contemplated by this Agreement, the interview process, any meetings required to be held with the relevant union or requested by such union, and to ensure the orderly transition of the Continuing Employees to the Buyer or its Affiliates, where reasonably possible.

(n)  Closing Payments. At the Closing, the Seller shall pay any amounts due at Closing as a result of the transaction contemplated by this Agreement under the retention agreements with those employess listed on Section 5.10(g) of the Seller Disclosure Schedules.

Section 7.10  Emissions Allowances.

(a)  Emissions Allowances to be Included in the Applicable Facilities' Accounts.  The Seller shall ensure that all Emissions Allowances allocated to the Applicable Facilities, beginning with vintage year 2008 (or in the case of ADR NOx Allowances, vintage year 2007-2008), shall be recorded in the EPA and NYSDEC accounts associated with said facilities, other than Allowances retained by Con Edison in connection with the Seller's acquisition of certain of the Applicable Facilities from Con Edison.  For purposes of clarification, the Emission Allowances that have been allocated to the Applicable Facilities and are to be recorded in the EPA and NYSDEC accounts for the Applicable Facilities are set forth on Section 7.10(a) of the Seller Disclosure Schedule.

(b)  Emissions Allowances to be Retained by the Seller.  The Seller shall retain all Emission Allowances allocated to the Applicable Facilities with a vintage year of 2007 or earlier (or in the case of ADR NOx Allowances, vintage year 2006-2007 or earlier).

(c)  Change in Designated Representatives and Authorized Account Representatives.  Within five (5) days after the Closing Date, the Buyer and the Seller shall file the required forms with the USEPA and the NYSDEC to provide notice of a change in the Designated Representatives and Authorized Account Representatives, respectively, for the SO2 and NOx accounts for the Applicable Facilities.

Section 7.11  Litigation Support

.  In the event and for so long as either party is actively contesting or defending against any third-party Claim in connection with (i) any transaction contemplated by this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Seller (and related to the Companies or the Business) or either Company, the other party will cooperate, upon request of the other party, with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as is reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article IX).

Section 7.12  Restructuring; Sublease.

(a)  Prior to the Closing, the Seller shall cause Ravenswood to undertake the restructuring steps set forth on Section 7.12 of the Seller Disclosure Schedules (the "Restructuring"), such that, upon the consummation of the Restructuring, (i) title to the Unit 10/20/30 Real Property will be vested in Ravenswood, (ii) title to the Unit 40 Land will be vested in the Unit 40 Sublessor, (iii) the interest of Ravenswood as lessor under the Unit 40 Site Lease will be vested in the Unit 40 Sublessor, (iv) the interest of Ravenswood as sublessee under the Unit 40 Site Sublease will be vested in the Unit 40 Sublessor and (v) the interest of Ravenswood as lessee under the Unit 40 Facility Lease will be vested in the Unit 40 Sublessor.

(b)  The Buyer and the Seller acknowledge that prior to the Closing, Seller will cause Unit 40 Sublessor and Ravenswood to execute the Unit 40 Facility Sublease and the Unit 40 Site Sub-Sublease, in the forms attached as Exhibits A and B, respectively.  The Seller agrees not to change such forms without the Buyer's prior written consent.

Section 7.13  Termination of Affiliate Contracts.  Except as set forth on Section 7.13 of the Seller Disclosure Schedules, and except as otherwise agreed to in writing by the Seller and the Buyer, the Seller and Energy shall take (or cause to be taken) all action necessary such that all Affiliate Contracts terminate prior to, or simultaneously with, the Closing without any further action or Liability on the part of the parties thereto.

Section 7.14  Seller's Name.  No later than sixty (60) days following the Closing Date, the Buyer shall cause the Companies to change their names and cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to remove any reference to "KeySpan" or "National Grid."  Following the Closing, the Buyer shall cause the Companies to, as soon as practicable, but in no event later than sixty (60) days following the Closing Date, cease to (i) make any use of (A) any names or marks that include the term "KeySpan" or "National Grid", and (B) any names or marks related thereto or containing or comprising the foregoing, including any names or marks confusingly similar thereto or dilutive thereof (the "KeySpan/National Grid Marks"), and (ii) hold themselves out as having any affiliation with the Seller or any of its Affiliates.  In furtherance thereof, as soon as practicable but in no event later than sixty (60) days following the Closing Date, the Buyer shall cause each of the Companies to remove, strike over or otherwise obliterate all KeySpan/National Grid Marks from all assets and other materials owned by the Companies, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems.  Any use by the Companies of any of the KeySpan/National Grid Marks as permitted in this Section 7.14 is subject to their compliance with the quality control requirements and guidelines in effect for the KeySpan/National Grid Marks as of the Closing Date.  The Buyer and its Affiliates shall not use the KeySpan/National Grid Marks in a manner that may reflect negatively on such name and marks or on the Seller or its Affiliates.  The Buyer and its Affiliates shall indemnify and hold harmless the Seller and any of its Affiliates for any costs, damages, losses, expenses, or other liabilities relating to or arising from the use by the Buyer or any of its Affiliates of the KeySpan/National Grid Marks pursuant to this Section 7.14.

Section 7.15  Agreement with [REDACTED: Name of party – due to confidentiality.]

(a)  From and after the Closing:

(i)  The Buyer shall cause the Companies to comply with the terms of the [REDACTED: Name of party – due to confidentiality]  Agreements except for the Services Agreement, dated as of December 19, 2007, by and between the Ravenswood, Keyspan Corporate Services LLC and [REDACTED: Name of party – due to confidentiality], whether arising before or after the Closing; and

(ii)  The Buyer shall not cause or permit any Company to amend, modify or waive any right under the [REDACTED: Name of party – due to confidentiality]  Agreements except for the Services Agreement, dated as of December 19, 2007, by and between the Ravenswood, Keyspan Corporate Services LLC and [REDACTED: Name of party – due to confidentiality]  that will or may reasonably be expected to increase the liability of the Seller under the Existing [REDACTED: Name of party – due to confidentiality]  Guaranty.

(b)  The Buyer shall use its reasonable best efforts (both before and after the Closing) to obtain a full and unconditional release, in a form reasonably satisfactory to the Seller, of all of the obligations of the Seller under the Existing [REDACTED: Name of party – due to confidentiality] Guaranty with respect to any matter relating to events that occur after the Closing (the "[REDACTED: Name of party – due to confidentiality] Release").  In the event the Buyer has not, as of the Closing, obtained the [REDACTED: Name of party – due to confidentiality]  Release, (i) the Buyer shall defend, indemnify and hold harmless each of the Seller and its Affiliates (other than the Companies) and their respective Representatives from and against any and all losses, liabilities, damages, obligations, payments, costs, Taxes and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) incurred by the Seller or any of such Affiliates or their respective Representatives arising out of or relating to the Existing [REDACTED: Name of party – due to confidentiality]  Guaranty with respect to any matter relating to events that occur from and after the Closing, and (ii) the Buyer shall not permit either Company or any of their respective Affiliates to (A) renew or extend the term of, (B) increase the obligations under, or (C) transfer to another third party, any loan, lease, contract or other obligation for which the Seller or any of its Affiliates (other than the Companies) is or would reasonably be expected to be liable under the Existing [REDACTED: Name of party – due to confidentiality]  Guaranty.  To the extent that the Seller or any of its Affiliates (other than the Companies) has performance obligations under the Existing [REDACTED: Name of party – due to confidentiality]  Guaranty, the Buyer shall (1) perform such obligations on behalf of the Seller or such Affiliates or (2) otherwise take such action as reasonably requested by the Seller so as to put the Seller or such Affiliates in the same position as if the Buyer, and not the Seller or such Affiliates, had performed or was performing such obligations.

Section 7.16  Ravenswood Insurance.  As set forth on Section 7.16 of the Seller Disclosure Schedules, as of the date of this Agreement, the Companies are the beneficiaries of certain insurance policies retained to insure the Companies and the Applicable Facilities (the "Ravenswood Insurance Policies").  During the period from the date of this Agreement to the Closing Date, the Seller shall, and shall cause its applicable Affiliates to, maintain in all material respects the Ravenswood Insurance Policies. At the Closing, the Ravenswood Insurance Policies will no longer be enforceable by the Companies, and any coverage for the Companies and the Applicable Facilities under such Ravenswood Insurance Policies will cease to continue, except for item 20 of Section 7.16 of the Seller Disclosure Schedules.  Notwithstanding the foregoing, the Seller will provide recovery to the Buyer or the Companies in accordance with the terms of the Ravenswood Insurance Policies, or any other historical insurance policy retained from a third-party to insure the Companies, the Business or the Applicable Facilities, for any claims made or Losses incurred prior to the Closing Date that relate to the Companies, the Business or the Applicable Facilities if such claim was reported or made against the Ravenswood Insurance Policies or such other insurance policies (at no cost to the Seller or any of its Affiliates) prior to the Closing or if the Ravenswood Insurance Policies or such other insurance policies (at no cost to the Seller or any of its Affiliates) permit the Buyer or the Companies to pursue such claim after the Closing even if it was not reported or made prior to the Closing (such claims and Losses, collectively, the "Recoverable Insurance Claims").  To the extent any Recoverable Insurance Claim is subject to indemnification by the Seller under Article IX of this Agreement, in accordance with Section 9.2(c), any payment by the Seller under Article IX shall be net of any payments received by the Companies pursuant to the Ravenswood Insurance Policies or such other insurance policies.

Section 7.17  Intercompany Indebtedness; Release.  All intercompany accounts, whether payables or receivables, between the Seller, Energy or any of their respective Affiliates (other than the Companies), on the one hand, and either of the Companies, on the other hand, as of the Closing shall be settled (in cash or through cash capital contributions, cash distributions or cancellations) at or prior to the Closing.  Subject to the occurrence of the Closing and effective as of the Closing Date, each of the Seller and Energy, on their own behalf and on behalf of each of their Affiliates, knowingly, voluntarily and unconditionally releases, forever discharges (and agrees not sue, and to cause their respective Affiliates not to sue) the Companies and the Companies' respective officers, directors and Representatives and the heirs, executors, administrators, successors or assigns of the foregoing, from or for any and all Claims (including intercompany debts or other obligations) of the Seller, Energy or any of their respective Affiliates (except for rights or obligations arising under this Agreement) that arise out of acts, events, conditions or omissions occurring or existing prior to the Closing.

Section 7.18  Assignment of Certain Agreements.  The Seller shall use commercially reasonable efforts to assign the agreement set forth in items 2, 3 and 4 of Section 5.3(a) and item 1 of Section 5.11(b) of the Seller Disclosure Schedules as contemplated thereby at or prior to the Closing.

Section 7.19  Conduct of the Buyer.

(a)  Prior to the Closing Date, the Buyer shall not, and shall not allow any of its Affiliates to, make any acquisition of, or investment in, assets or stock of any other Person or knowingly take any other actions that would reasonably be expected to delay, impede, or condition the receipt of the Required Approvals, including any such action that would cause the Buyer or any of its Affiliates to not comply with (i) the NYSPSC order with respect to any equity ownership interest in capacity previously divested by Con Edison in Zone J or any transmission located in or interconnected to the NYISO market or (ii) any requirements with respect to horizontal or vertical market power.

(b)  From the date hereof until the Closing Date, the Buyer shall not, and shall not allow any of its Affiliates to, take any action that would have required disclosure under Section 6.3(c) of the Buyer Disclosure Schedules had such action been taken prior to the date hereof.

Section 7.20  Guaranties.  The Buyer shall use its reasonable best efforts (both before and after the Closing) to obtain: (a) in the case of Item 4 of Section 7.20 of the Seller Disclosure Schedules, an amendment to the contract underlying such guaranty so that the Seller is no longer required to provide a guaranty under such underlying contract and (b) in the case of each of the guaranties set forth on Section 7.20 of the Seller Disclosure Schedules (each, an "Existing KeySpan Guaranty") either, (i) a full and unconditional release of all of the obligations of the Seller under such Existing KeySpan Guaranty, in a form reasonably satisfactory to the Seller, or (ii) a substitute guaranty (or other accommodation) so that the Buyer is substituted in place of the Seller or any of its Affiliates, as appropriate, of all of the obligations of the Seller under such Existing KeySpan Guaranty such that the Seller may terminate such Existing KeySpan Guaranty upon notice, without further obligation to the Seller (each of (i) or (ii), a "KeySpan Release").  In the event the Buyer has not, as of the Closing, obtained a KeySpan Release with respect to any Existing KeySpan Guaranty, (A) the Buyer shall defend, indemnify and hold harmless each of the Seller and its Affiliates (other than the Companies) and their respective Representatives from and against any and all losses, liabilities, damages, obligations, payments, costs, Taxes and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) incurred by the Seller or any of such Affiliates or their respective Representatives arising out of or relating to such Existing KeySpan Guaranty from and after the Closing and (B) the Buyer shall not permit either Company or any of their respective Affiliates to (x) renew or extend the term of, (y) increase the obligations under, or (z) transfer to another third party, any loan, lease, contract or other obligation for which the Seller or any of its Affiliates (other than the Companies) is or would reasonably be expected to be liable under such Existing KeySpan Guaranty; provided, however, that the Companies shall be entitled to extend the term of the contract underlying the guaranty listed as Item 1 of Section 7.20 of the Seller Disclosure Schedules on a month-to-month basis for an aggregate extension of up to six (6) months after the Closing Date so long as the Buyer continues to comply with its obligations under this Section 7.20 during such six-month period (including the Buyer’s obligation to continue to use its reasonable best efforts after the Closing to obtain a KeySpan Release with respect to such Existing KeySpan Guaranty).  To the extent that the Seller or any of its Affiliates (other than the Companies) has performance obligations under any Existing KeySpan Guaranty, the Buyer shall (1) perform such obligations on behalf of the Seller or such Affiliates or (2) otherwise take such action as reasonably requested by the Seller so as to put the Seller or such Affiliates in the same position as if the Buyer, and not the Seller or such Affiliates, had performed or was performing such obligations.  For the avoidance of doubt, but subject to the proviso to the second sentence of this Section 7.20, if any KeySpan Release is not obtained by the Buyer, the Buyer shall cause the Companies or any of its Affiliates, as appropriate, to terminate the underlying contract or agreement related to such Existing KeySpan Guaranty at the end of the term of such contract or agreement without taking into account any extensions or renewals thereof, but in no event later than December 31, 2008.

Section 7.21  Books and Records.

(a)  Except for Books and Records located at the Applicable Facilities and except as prohibited by Law, within fifteen (15) days after the Closing Date, the Seller shall deliver any Books and Records to the location designated by the Buyer in writing.

(b)  From and after the Closing Date, except to the extent previously provided in accordance with section 7.21(a), the Seller shall deliver, and shall cause its Affiliates to deliver, copies of any books, records, minute books, manuals, contracts and other materials (in an form) in the possession of the Seller or any of its Affiliates to the extent relating to the Companies, the Applicable Facilities or the Business, including financial and accounting records, records maintained at the Seller's or an Affiliate's offices, advertising, catalogues, sales and promotional materials, price lists, correspondence, customer materials and records, manufacturing and quality control records and procedures, blueprints, research and development files, records and data books, Intellectual Property disclosures, service and warranty records, equipment logs, operating guides and manuals, sales order files, litigation files and any additional documents as the Buyer may reasonably request; provided, that all such materials may be REDACTED to the extent reasonably required to maintain the confidential nature of any information relating to the Seller, any of its Affiliates or any Third Party.

Section 7.22  Real Property Covenant.

(a)  Within ten (10) days after the date of this Agreement, the Seller shall deliver to the Buyer copies of any real property surveys, title searches, and title insurance reports, commitments and policies in the possession of the Seller with respect to the Real Property or any portion thereof that have not been provided by the Seller to the Buyer prior to the date hereof.  As soon as available, and in no event later than twenty (20) days after the date of this Agreement, the Seller shall deliver to the Buyer originals of a current certified survey map of the Real Property, including the Unit 10/20/30 Real Property and the Unit 40 Real Property, signed by the surveyor and certified to the Buyer, the Buyer's counsel and the Buyer's designated title insurance company.

(b)  From the date hereof through the Closing Date, the Seller shall use reasonable best efforts to assist the Buyer in obtaining, at the Buyer's expense, a New York form ALTA (2006) Owner's Title Insurance Policy issued by a title insurance company selected by the Buyer and insuring the Real Property, including fee title to the Unit 10/20/30 Real Property and a leasehold interest in the Unit 40 Real Property in an amount equal to that portion of the Purchase Price properly allocable to the Real Property (as determined by the Buyer), subject only to Permitted Encumbrances.  From and after the date hereof (including following the Closing), the Seller shall use reasonable best efforts to eliminate or otherwise resolve to the Buyer's reasonable  satisfaction (at no cost to the Buyer or the Companies) any Encumbrances identified by the Buyer that are not Permitted Encumbrances.  For the avoidance of doubt, any Encumbrances identified by the Buyer, and efforts by the Seller, as contemplated by this Section 7.22(b) shall not be deemed to be limit any of the Buyer's rights hereunder.

(c)  The Seller shall use its reasonable best efforts (both before and after the Closing) to obtain an acknowledgement from LIC Funding, in a form reasonably satisfactory to the Buyer that LIC Funding shall look only to the Guaranty, dated June 9, 1999, from the Seller in favor of LIC Funding with respect to any liability under the Unit 10/20/30 Facility Lease after the termination thereof.

Section 7.23  Interim Reports. From the date of this Agreement through the Closing, the Seller shall deliver to the Buyer all monthly financial and operational reports prepared by the Seller or any of its Affiliates (including the Companies) with respect to the Companies, the Business or the Applicable Facilities that are prepared in the ordinary course of business.

Section 7.24  Subsequent Actions Regarding Certain Assets.  From and after the date of this Agreement, in the event that the Buyer identifies any asset, property or right that was used primarily in the conduct of the Business as conducted prior to the date of this Agreement but is leased or owned by the Seller or any of its Affiliates (other than the Companies), including any such asset, property or right that is identified by the Buyer after the Closing, the Seller shall use reasonable best efforts to transfer, convey, assign or otherwise deliver (at no cost to the Buyer or the Companies) as promptly as practicable such asset, property or right to one of the Companies as directed by the Buyer in writing.

Section 7.25  Unit 40 Structure Approval.  [REDACTED: Section relating to approvals regarding the Unit 40 structure.]

Section 7.26  Electronic Data Room.  Within ten (10) Business Days after the date of this Agreement, the Seller shall deliver two sets of CDROMs, with each set containing all contents of the Electronic Data Room.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1  Conditions to Each Party's Obligations.  The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)  The waiting period under the HSR Act applicable to the consummation of the transactions contemplated by this Agreement shall have expired or been terminated.

(b)  No preliminary or permanent injunction or other Governmental Order which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect (each party agreeing to use its reasonable best efforts to have any such injunction or Governmental Order lifted, subject to the terms of this Agreement) and no Law shall have been enacted by any Governmental Authority which prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

(c)  The Restructuring shall have been completed in accordance with the terms of Section 7.12.

Section 8.2  Conditions to Obligations of the Buyer.  The obligation of the Buyer to effect the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Buyer at or prior to the Closing Date of the following additional conditions:

(a)  Each of the Seller and Energy shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement required to be performed and complied with by it on or prior to the Closing Date, and all deliveries contemplated by Sections 4.3 and 4.5 shall have been made.

(b)  The representations and warranties of the Seller and Energy contained in this Agreement shall be true and correct, without giving effect to any materiality or Material Adverse Effect qualifications therein, on and as of the date hereof and on and as of the Closing Date as if made again on and as of the Closing Date (except to the extent any such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct only as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that, notwithstanding the foregoing, (i) the representations and warranties in Section 5.6 shall be true and correct in all respects, (ii) the representations and warranties in Section 5.1, Section 5.2, Sections 5.3(a)(i), (ii) and (iv) and Sections 5.7(a) and (c) (except for the fourth sentence of such clause (c)) that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and (iii) the representations and warranties in Section 5.1, Section 5.2, Sections 5.3(a)(i), (ii) and (iv), Sections 5.7(a) and (c) (except for the fourth sentence of such clause (c)) that are not so qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects, in each case, with respect to clauses (i) through (iii) of this Section 8.2(b) on and as of the date hereof and on and as of the Closing Date as if made again on and as of the Closing Date (except to the extent any such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects or true and correct in all material respects, as applicable, only as of such earlier date).

(c)  The Buyer shall have received a certificate (the "Seller Closing Certificate") from an authorized officer of each of the Seller and Energy, dated the Closing Date, to the effect that the conditions set forth in Sections 8.2(a) and (b) hereof have been satisfied.

(d)  Each of the Buyer Required Regulatory Approvals shall have become a Final Order, and such Final Orders shall not impose terms or conditions (which are in addition to terms and conditions due to existing Law) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(e)  The Buyer shall have received the Unit 40 Facility Sublease and the Unit 40 Site Sub-Sublease, each executed by the Unit 40 Sublessor and Ravenswood.

Section 8.3  Conditions to Obligations of the Seller.  The obligation of the Seller to effect the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Seller at or prior to the Closing Date of the following additional conditions:

(a)  The Buyer shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement required to be performed and complied with by it on or prior to the Closing Date and all deliveries contemplated by Section 4.4 shall have been made.

(b)  The representations and warranties of the Buyer contained in this Agreement shall be true and correct, without giving effect to any materiality qualifications therein, on and as of the date hereof and on and as of the Closing Date as if made again on and as of the Closing Date (except to the extent any such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct only as of such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impair or delay the Buyer's ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, notwithstanding the foregoing, (i) the representations and warranties in Sections 6.1, 6.2 and the first clause of the second sentence of Section 6.3(a) that are qualified as to materiality or material adverse effect shall be true and correct in all respects, and (ii) the representations and warranties in Sections 6.1, 6.2 and the first clause of the second sentence of Section 6.3(a) that are not so qualified as to materiality or material adverse effect shall be true and correct in all material respects, in each case with respect to clauses (i) and (ii) of this Section 8.3(b), on and as of the date hereof and on and as of the Closing Date, as if made again on and as of the Closing Date (except to the extent any such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects or true and correct in all material respects, as applicable, only as of such earlier date).

(c)  The Seller shall have received a certificate (the "Buyer Closing Certificate") from an authorized officer of the Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 8.3(a) and (b) hereof have been satisfied.

(d)  Each of the Seller Required Regulatory Approvals shall have become a Final Order, and such Final Orders shall not impose terms or conditions (which are in addition to terms and conditions due to existing Law) which would have a material adverse effect on the Seller and its subsidiaries, taken as a whole.

ARTICLE IX

INDEMNIFICATION

Section 9.1  Survival Period.  Subject to Section 9.2(d), the representations and warranties provided for in this Agreement shall survive the Closing and remain in full force and effect until, but will expire on, the date that is [REDACTED: Length of survival period] after the Closing Date; provided, however, that (i) the representations and warranties contained in Section 5.8 (Environmental Matters) shall survive until the date that is [REDACTED: Length of survival period] after the Closing Date; (ii) the representations and warranties contained in Sections 5.1 (Organization, Qualification), 5.2 (Authority Relative to this Agreement), 5.6 (Capitalization),

5.20 (No Broker Fees or Commissions), 6.1 (Organization), 6.2 (Authority Relative to this Agreement) and 6.10 (No Broker Fees or Commissions) shall survive the Closing and remain in full force and effect indefinitely following the Closing; and (iii) the representations and warranties contained in Section 5.15 (Taxes) shall survive until the expiration of the applicable statute of limitations.

Section 9.2  Indemnification.  Subject to the terms, conditions and limitations set forth in this Article IX, from and after the Closing:

(a)  The Seller shall indemnify, defend and hold harmless the Buyer and its Affiliates (including the Companies) and their respective Representatives (each, a "Buyer Indemnitee") from and against any and all Claims (by any Person), losses, liabilities, damages, obligations, payments, costs and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (collectively, "Indemnifiable Losses"), asserted against or suffered by any Buyer Indemnitee relating to, resulting from or arising out of (i) any breach by the Seller or Energy of any representation or warranty of the Seller or Energy contained in this Agreement; (ii) any breach by the Seller or Energy of any covenant or agreement of the Seller or Energy, as applicable, contained in this Agreement; (iii) any Excluded Liability; (iv) the storage, transportation, treatment, disposal, discharge, Release, or recycling of Hazardous Substances, or the arrangement for such activities, on or prior to the Closing Date, at or to any Off-Site Location, by or on behalf of the Companies in connection with the ownership or operation of the Applicable Facilities or the Real Property; provided, that for purposes of this Section 9.2 only, "Off-Site Location" does not include any location impacted by the physical disposal, discharge or Release of Hazardous Substances at the Real Property as a result of the migration or movement of such Hazardous Substances in the environment to or through adjacent properties.

(b)  The Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates and their respective Representatives (each, a "Seller Indemnitee") from and against any and all Indemnifiable Losses asserted against or suffered by any Seller Indemnitee relating to, resulting from or arising out of (i) any breach by the Buyer of any representation or warranty of the Buyer contained in this Agreement; (ii) any breach by the Buyer of any covenant or agreement of the Buyer contained in this Agreement; (iii) except for matters for which a Buyer Indemnitee is entitled to indemnification pursuant to Section 9.2(a)(iv), any violation or alleged violation of, or noncompliance with, Environmental Laws prior to, on or after the Closing Date with respect to the Companies, the Real Property, or any activities associated with the ownership, use or operation of the Applicable Facilities, including in connection with former owners or operators of the Applicable Facilities or the Real Property, including the cost of correcting such violations or noncompliance and fines and penalties arising out of such violations or noncompliance; (iv) except for matters for which a Buyer Indemnitee is entitled to indemnification pursuant to Section 9.2(a)(iv), the release, discharge or disposal of Hazardous Substances prior to, on, or after the Closing Date at, on, in, under or migrating to or from the Real Property or the ownership, use or operation of the Applicable Facilities, by any Person, or exposure of persons to Hazardous Substances (including asbestos) at the Real Property or the

Applicable Facilities prior to, on or after the Closing Date, including the following Liabilities arising from or related to such release or exposure: (A) loss of life, personal injury or property damage, (B) loss, injury or damage to natural resources, and (C) Remediation related to said Release; (v) the storage, transportation, treatment, disposal, discharge, Release or recycling of Hazardous Substances, or the arrangement for such activities, after the Closing Date, at or to any Off-Site Location, by or on behalf of the Companies or otherwise in connection with the ownership, use or operation of the Applicable Facilities or the Real Property; (vi) the Consent Decree; or (vii) the Voluntary Cleanup Agreement; provided, that the foregoing indemnification shall not be limited or proscribed due to any assertion or allegation that the Indemnified Losses arise from the negligence or other violation of statutory or common law standards by the Companies, the Seller or its Affiliates or their respective Representatives in connection with the ownership or operation of the Applicable Facilities or the Real Property on or prior to the Closing Date.

(c)  In calculating amounts payable to an Indemnitee, the amount of any Indemnifiable Losses shall be determined without duplication of any other Indemnifiable Loss for which an indemnification claim has been made under any other covenant, agreement, representation or warranty.  The amount of any Indemnifiable Loss shall be reduced to the extent that the Indemnitee receives any insurance proceeds or other payment with respect to an Indemnifiable Loss from an unaffiliated party (it being understood that the Companies shall not be considered Affiliates of the Seller or its Affiliates), and to take into account any Tax benefit or loss recognized by the Indemnitee arising from the recognition of the Indemnifiable Loss.

(d)  The expiration, termination or extinguishment of any covenant, agreement, representation or warranty shall not affect the parties' obligations under this Section 9.2 if the Indemnitee provided the Indemnifying Party with written notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

(e)  Subject to the second sentence of this Section 9.2(e), in no event shall the Seller be liable for indemnification pursuant to Section 9.2(a)(i) with respect to (i) any individual item where the Indemnifiable Loss relating thereto is less than $[REDACTED: Specific limits on indemnification] and (ii) any individual item where the Indemnifiable Loss relating thereto is equal to or greater than $[REDACTED: Specific limits on indemnification], unless and until the aggregate of all Indemnifiable Losses which are equal to or greater than $[REDACTED: Specific limits on indemnification] and are incurred or suffered by the Buyer Indemnitees, collectively, exceeds [REDACTED: Specific limits on indemnification]% of the Purchase Price, in which case the Buyer Indemnitiees shall only be entitled to indemnification for such Indemnifiable Losses in excess of such amount; provided, however, that neither the Seller, on the one hand, nor the Buyer, on the other hand, shall be required to make payments for indemnification pursuant to Section 9.2(a)(i) or 9.2(b)(i), as applicable, in an aggregate amount in excess of [REDACTED: Specific limits on indemnification]% of the Purchase Price.  The limitations on indemnifications set forth in this Section 9.2(e) shall not apply to (A) any indemnification claim made with respect to a breach of any of the Seller's or Energy's representations and warranties set forth in Section 5.1, Section 5.2, Section 5.4(b), Section 5.6, the last sentence of Section 5.7(d), Section 5.10(e),

Section 5.11(a)(C), Section 5.11(e), Section 5.15 or Section 5.20, (B) an indemnification claim made pursuant to Section 7.7(d), or (C) any Claim in law or equity based on fraud.

(f)  In addition to the other limitations set forth in this Article IX, with respect to any claim for indemnification regarding any breach of any representation and warranty set forth in Section 5.8: (i) to the extent applicable, the Seller's indemnification obligation shall be limited to the cost of the least restrictive standard or remedy acceptable under applicable Environmental Law (including engineering or institutional controls) based on the industrial use of the relevant facility or property; provided, that the use of such standards or engineering or institutional controls does not materially interfere with operations at the affected facility; and (ii) if any contamination at any Real Property that is subject to indemnity by the Seller is exacerbated due to the negligence, gross negligence or willful misconduct of the Buyer or the Companies after the Closing Date, to the extent such exacerbation increases the cost of the investigation or remediation of such contamination, the Seller shall not be responsible for any such increase in costs.

(g)  If and to the extent that prior to the Closing a party has expressly waived in writing the breach of or inaccuracy in a representation or warranty or the failure to perform a covenant or agreement made by the other party, and the Closing nonetheless occurs, then such party shall not have the right to assert a claim for indemnification in respect of such breach, inaccuracy or failure to perform, and the party against whom such claim could otherwise be asserted shall have no liability or obligation in respect thereof.

(h)  From and after the Closing, except as otherwise provided in Section 3.2, Section 7.2, Section 7.7(d), Section 7.9(b)(v), Section 7.9(e), Section 7.15(b), Section 7.20, Section 10.3, or Section 11.7 and except for any Claims in law or equity based on fraud, the rights and remedies of the Seller and the Buyer under this Article IX are exclusive and in lieu of any and all other rights and remedies which the Seller and the Buyer may have under this Agreement or otherwise for monetary relief with respect to (i) any breach of any representation or warranty set forth in this Agreement or (ii) any breach or failure to perform any covenant or agreement set forth in this Agreement.  Without limiting the foregoing, but subject to the terms of this Agreement, the Buyer, for itself and its Affiliates and on behalf of their respective successors and assigns, does hereby irrevocably release, hold harmless and forever discharge the Seller and its Affiliates and their respective Representatives from any and all Environmental Claims resulting from or arising out of or in connection with any Environmental Condition or Hazardous Substances or Environmental Law, other than Claims arising from a breach of the representations or warranties set forth in Section 5.8 (Environmental Matters) and other than as set forth in Section 9.2(a)(iv) (collectively, "Released Environmental Claims").  In furtherance of, but subject to, the foregoing, the Buyer, for itself and on behalf of its successors and assigns, hereby irrevocably waives any and all rights and benefits with respect to such Environmental Claims that it now has, or in the future may have conferred upon it by virtue of any Law or common law principle, which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party's settlement with the obligor.  In this connection, the Buyer hereby acknowledges that it is aware that factual matters now unknown to it and the Seller or any of its Affiliates may have given, or hereafter may give, rise to Released Environmental Claims that have not been made prior to the date of this Agreement, and will not be made prior to the Closing Date, and the Buyer further agrees that this release set forth in this Section 9.2(h) has been negotiated and agreed upon in light of that awareness, and the Buyer, for itself and its Affiliates and on behalf of their respective successors and assigns, nevertheless hereby intends irrevocably to release, hold harmless and forever discharge the Seller and its Affiliates and their respective Representatives from all such Environmental Claims.

(i)  Any indemnification payment by the Seller or the Buyer pursuant to Section 9.2(a) or Section 9.2(b), respectively, shall be treated as an adjustment to the Purchase Price hereunder.

Section 9.3  Defense of Claims.

(a)  If any Indemnitee receives notice of the assertion of any Claim or of the commencement of any Claim made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a "Third Party Claim") with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) days after the Indemnitee's receipt of notice of such Third Party Claim.  Such notice shall describe the nature of the Third Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee; provided, however, that such estimated amount shall in no way limit the Indemnitee's right to recover any amount of Losses over such estimate.  The Indemnitee shall not settle any Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), unless the settlement would not require the payment by the Indemnifying Party of any indemnification payment under this Agreement. The Indemnifying Party shall have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume control of the defense of any Third Party Claim at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, and the Indemnitee shall cooperate in good faith in such defense at such Indemnitee's own expense; provided, however, that the Indemnifying Party's exercise of such right to assume control of such defense shall constitute an acknowledgement without reservation of the Indemnifying Party's obligation to indemnify the Indemnitee with respect to such Third Party Claim; provided further, however, that notwithstanding the Indemnifying Party’s election to assume control of such defense, the Indemnitee shall have the right (but not the obligation) to participate in such defense and to employ counsel, at its own expense, separate from counsel employed by the Indemnitee.

(b)  If within ten (10) days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claim the Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in the last sentence of Section 9.3(a), the Indemnifying Party shall not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps, the Indemnitee may assume its own defense, and the Indemnifying Party shall be liable for all reasonable expenses thereof.  Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder.  If a firm offer is made to settle a Third Party Claim which could reasonably be expected to lead to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect.  If the Indemnitee fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall be the amount of such firm offer, plus reasonable costs and expenses paid or incurred by the Indemnitee up to the date of such notice.

(c)  Any Claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such Claim in reasonable detail and indicating the estimated amount, if practicable, but in any event not later than ten (10) days after the Indemnitee becomes aware of such Direct Claim; provided, however, that any such estimated amount shall in no way limit the Indemnitee's rights to recover any amount of Losses over such estimate.  The Indemnifying Party shall have a period of thirty (30) days within which to respond to such Direct Claim.  If the Indemnifying Party does not respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted such Claim.  If the Indemnifying Party rejects such Claim, the Indemnitee shall be free to seek enforcement of its rights to indemnification under this Agreement.

(d)  If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any Claim, recovery, settlement or payment by or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof at the prime rate then in effect of Citibank N.A.), shall promptly be repaid by the Indemnitee to the Indemnifying Party.  Nothing in this Section 9.3(d) shall be construed to require any party hereto to obtain or maintain any insurance coverage.

(e)  A failure to give timely notice as provided in this Section 9.3 shall not affect the rights or obligations of any party hereunder except if, and only to the extent that, as a result of such failure, the party which was entitled to receive such notice was actually prejudiced as a result of such failure.

ARTICLE X

TERMINATION AND ABANDONMENT

Section 10.1  Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)  by mutual written consent of the Buyer and the Seller;

(b)  by either the Seller or the Buyer if the transactions contemplated by this Agreement shall not have been consummated on or before [REDACTED: Specific date] (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to (i) the Seller, if the Seller’s or Energy’s failure to fulfill any of its obligations under this Agreement (including any failure to perform its obligations under Section 4.3 or 4.5) or violation or breach of any covenant, agreement, representation or warranty contained in this Agreement (including any violation or breach that is the subject of any notice delivered by the Buyer pursuant to Section 10.1(d)) has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date; or (ii) the Buyer, if the Buyer’s failure to fulfill any of its obligations under this Agreement (including any failure to pay the Estimated Purchase Price or perform its obligations under Section 4.4) or violation or breach of any covenant, agreement, representation or warranty contained in this Agreement (including any violation or breach that is the subject of any notice delivered by the Seller pursuant to Section 10.1(e)) has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date; provided, further, that if on the Termination Date the conditions to the Closing set forth in Section 8.2(d) or 8.3(d) shall not have been fulfilled but all other conditions to the Closing shall be fulfilled (other than conditions to be satisfied at Closing, which conditions shall be capable of being fulfilled on December 31, 2008 as a condition precedent to such extension), then the Termination Date shall be extended until [REDACTED: Specific date];

(c)  by either the Seller or the Buyer if (i) any Governmental Authority, the consent of which is a condition to the obligations of the Seller and the Buyer to consummate the transactions contemplated by this Agreement, shall have determined not to grant its consent and all appeals of such determination, to the extent available, shall have been taken and have been unsuccessful, or (ii) any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order shall have become final and nonappealable;

(d)  by the Buyer, if there has been a violation or breach by the Seller or Energy of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of the Buyer impossible and such violation or breach has not been cured by the Seller or Energy within sixty (60) Business Days after the Buyer delivers to the Seller a written notice of such violation or breach; and

(e)  by the Seller, if there has been a violation or breach by the Buyer of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of the Seller impossible and such violation or breach has not been cured by the Buyer within sixty (60) Business Days after the Buyer delivers to the Seller a written notice of such violation or breach.

Section 10.2  Procedure and Effect of Termination.  In the event of termination of this Agreement and abandonment of the transactions contemplated by this Agreement by either or both of the parties pursuant to Section 10.1, written notice thereof shall forthwith be given by the terminating party to the other party and this Agreement shall terminate and the transactions contemplated by this Agreement shall be abandoned, without further action by any of the parties hereto; provided, however, that Section 7.2(b), Section 7.3, and Article XI shall survive terminate of this Agreement.  If this Agreement is terminated as provided herein:

(a)  nothing herein, except as set forth in Section 10.3, shall relieve any party from liability for damages actually incurred as a result of a breach of any representation, warranty, covenant or agreement of such party contained in this Agreement, provided that the Seller's and the Buyer's remedies shall be limited to the provisions of Section 10.3 (to the extent applicable); and

(b)  all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other person to which they were made.

Section 10.3  Break-up Damages.

(a)  If this Agreement is terminated by the Seller pursuant to Section 10.1(e) and if the basis for such termination is that the Buyer has breached its obligation to consummate the Closing in accordance with Article IV (including by failure to pay the Estimated Purchase Price or perform its obligations under Section 4.4), then, in lieu of all other Claims and remedies that might otherwise be available to the Seller or Energy with respect to any such breach and such termination and as the Seller's and Energy’s exclusive remedy therefor notwithstanding any other provision of this Agreement, the Buyer shall pay the Seller, by wire transfer of immediately available funds within three (3) Business Days following the date of termination, as liquidated damages, an amount equal to [REDACTED: Specific percentage] of the Estimated Purchase Price (the "Break-up Damages").  If this Agreement is terminated by the Buyer pursuant to Section 10.1(d) and if the basis for such termination is that the Seller or Energy has breached its obligation to consummate the Closing in accordance with Article IV (including by failure to perform its obligations under Sections 4.3 and 4.5), then, in lieu of all other Claims and remedies that might otherwise be available to the Buyer with respect to any such breach and such termination and as the Buyer's exclusive remedy therefor notwithstanding any other provision of this Agreement, the Seller shall pay the Buyer, by wire transfer of immediately available funds within three (3) Business Days following the date of termination, as liquidated damages, the Break-up Damages.

(b)  On the date hereof, each of the Buyer and the Seller will cause to be delivered to the other party a guaranty agreement executed by the Buyer's Guarantors or the Seller's Guarantor, as applicable, pursuant to which the Buyer's Guarantors or the Seller's Guarantor, as the case may be, have guaranteed the payment and performance obligations of the Buyer or the Seller, as applicable, for the Break-up Damages (each, a "Break-up Guaranty").  If the applicable party pays the Break-up Damages in full by the time required, then each party shall simultaneously terminate the other party's Break-up Guaranty.  If the applicable party does not pay the Break-up Damages in full by the time required, then (i) the other party may enforce its rights to receive payment of the Break-up Damages under the applicable Break-up Guaranty, and (ii) such applicable party shall immediately return to the other party such other party's Break-up Guaranty.

(c)  The provision for payments of liquidated damages in this Section 10.3 has been included because, in the event of a breach by a party of its obligation to consummate the Closing, the actual damages to be incurred by the other party or parties can reasonably be expected to approximate the amount of liquidated damages provided for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1  Amendment and Modification.  Subject to applicable Law, this Agreement may be amended, modified or supplemented only by written agreement of the Seller, Energy and the Buyer.

Section 11.2  Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.3  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, sent by facsimile transmission, or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

(i)           If to the Seller or Energy, to:

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
Attention:   John G. Cochrane, Executive Vice-President
Michael A. Walker, Deputy General Counsel
Facsimile:        [REDACTED]

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York  10036-6522
Attention:  Sheldon S. Adler, Esq.
Pankaj K. Sinha, Esq.
Facsimile:      [REDACTED]

(ii)           if to the Buyer, to:

TransCanada Facility USA, Inc.
TransCanada Pipelines Tower
450 – 1st Street, SW
Calgary, AB   T2P 5H1
Attention:        Sean McMaster
Executive Vice-President,
Law and General Counsel
Facsimile:    [REDACTED]

with copies to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606
Attention:         Marc F. Sperber
D. Michael Murray
Facsimile:          [REDACTED]

Section 11.4  Assignment; No Third Party Beneficiaries.  This Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto, including by operation of law without the prior written consent of the other party, nor is this Agreement intended to confer upon any other Person except the parties hereto any rights or remedies hereunder.  Notwithstanding the foregoing, the Buyer shall be permitted to assign its rights, interests or obligations in this Agreement to an Affiliate without the prior written consent of the Seller but in no event shall the Buyer's Guarantors be released from their obligations under the Buyer Parent Guaranty as a result of any such assignment.  Without limiting the generality of the foregoing, no provision of this Agreement will create any third-party beneficiary rights in any Person, including any employee or former employee of the Seller or any of their Affiliates (including any beneficiary or dependent thereof) in respect of continued employment, and no provision of this Agreement will create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder.

Section 11.5  Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a)  All judicial proceedings brought against the parties arising out of or relating to this agreement, or any obligations hereunder, shall be brought exclusively in any courts of the United States of America for the Southern District of New York.  By executing and delivering this agreement, the parties, irrevocably (i) accept generally and unconditionally the exclusive jurisdiction and venue of these courts; (ii) waive any objections which such party may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this agreement brought in the courts referred to in clause (i) above and hereby further irrevocably waive and agree not to plead or claim in any such court that such action or proceeding brought in any such court has been brought in an inconvenient forum; (iii) agree that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 11.3; and (iv) agree that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court, and otherwise constitutes effective and binding service in every respect.

(b)  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE PARTIES.  EACH OF THE PARTIES TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR SUCH PARTY ENTERING INTO THIS AGREEMENT AND EACH SUCH OTHER DOCUMENT.

Section 11.6  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of Law) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 11.7  No Consequential Damages.  Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be liable to the Seller or Energy, nor shall the

Seller or Energy be liable to the Buyer, for any exemplary, punitive, special, indirect, consequential, remote or speculative damages (including any damages on account of lost profits or opportunities) resulting from or arising out of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, except to the extent that any such damages are included in Indemnifiable Losses resulting from a Third Party Claim; provided, however, that the foregoing limitation shall not be applicable to any indemnification claim made with respect to a breach of the Seller's representations in Section 5.11(a)(C).

Section 11.8  Entire Agreement.  This Agreement and the Ancillary Agreements, including the documents, exhibits, schedules, certificates and instruments referred to herein and therein, embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement.  There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.  It is expressly acknowledged and agreed that, except to the extent included in the representations and warranties contained in this Agreement, there are no restrictions, promises, representations, warranties, covenants or undertakings of the Seller or the Buyer contained in any material made available to the Buyer pursuant to the terms of the Confidential Information Memorandum, dated December, 2007, or the divestiture-related correspondence previously made available to the Buyer by the Seller and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  This Agreement supersedes all prior agreements and understandings between the parties with respect to the transactions contemplated by this Agreement.

Section 11.9  Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 11.10  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Seller, the Buyer and Energy have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

KEYSPAN CORPORATION

By:       Signed “John G. Cochrane”
Name:  John G. Cochrane
Title:  Executive Vice-President

 TRANSCANADA FACILITY USA, INC.

By:      Signed “Alexander J. Pourbaix
Name:Alexander J. Pourbaix
Title: President

By:      Signed “William C. Taylor”
Name: William C. Taylor
Title: Vice-President

KEYSPAN ENERGY CORPORATION
(Solely for the purposes of Sections 2.1, 4.5, 5.1, 5.2, 5.3, 5.6, 7.1, 7.8, 7.13 and 7.17 and Article X)

By:      Signed “John G. Cochrane”
Name: John G. Cochrane
Title: Executive Vice-President

EXHIBIT A

FACILITY SUBLEASE AGREEMENT

Dated as of [        ], 2008

between

[UNIT 40 SUBLESSOR],
as Sublessor

and

KEYSPAN-RAVENSWOOD, LLC,
as Sublessee

.

TABLE OF CONTENTS

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FACILITY SUBLEASE AGREEMENT

This FACILITY SUBLEASE AGREEMENT, dated as of [            ], 2008 (this “Facility Sublease”), between [UNIT 40 SUBLESSOR], a New York limited liability company (the “Sublessor”), and KEYSPAN-RAVENSWOOD, LLC, a New York limited liability company (the “Sublessee”).

WITNESSETH:

WHEREAS, pursuant to the Facility Lease Agreement dated as of May 25, 2004, by and among SE Ravenswood Trust, a Delaware statutory trust, as Owner Lessor and the Sublessee (the “Facility Lease”), the Owner Lessor leased the Facility to the Sublessee;

WHEREAS, (i) pursuant to the deed, dated [        ], 2008, between the Sublessee and the Sublessor (the “Deed”), the Sublessee conveyed its title to and interest in the Facility Site to the Sublessor and (ii) concurrently with such transfer, pursuant to the Assignment and Assumption Agreement, dated as of [        ], 2008, between the Sublessee, as the assignor, and the Sublessor, as the assignee (the “Assignment and Assumption Agreement”), the Sublessee assigned all of its right, title and interest in, to and under the Facility Lease and each of the other Operative Documents to the Sublessor;

WHEREAS, pursuant to this Facility Sublease, the Sublessor desires to sublease the Facility to the Sublessee for the Facility Sublease Term on terms provided herein, and the Sublessee desires to sublease the Facility from the Sublessor on such terms;

WHEREAS, the Sublessor owns the Facility Site which is leased to the Owner Lessor under the Site Lease and subleased back to the Sublessor under the Site Sublease; and

WHEREAS, pursuant to the a site sub-sublease, dated as of the date hereof, by and among the Sublessor, as sub-sublessor, and the Sublessee, as sub-sublessee, (the “Site Sub-Sublease”) the Sublessor sub-subleased the Facility Site to the Sublessee;

NOW, THEREFORE, in consideration of the foregoing premises, the mutual agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

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Section 1.	DEFINITIONS

Section 1.1  Definitions.

 As used in this Facility Sublease, the following capitalized terms have the meanings specified or referred to in this Section 1.1:

(a)  “Actual Knowledge” shall mean, with respect to any Person, actual knowledge of, or receipt of written notice by, an officer (or other employee whose responsibilities include the administration of the transactions contemplated herein ) of such Person;

(b)  “Allocated Rent” shall have the meaning ascribed to it in Section 3.2(c) hereof;

(c)  “Assignment and Assumption Agreement” has the meaning ascribed to it in the recitals hereto;

(d)  “Basic Sublease Rent Payment Date” means any date listed as a “Basic Sublease Rent Payment Date” on Schedule A-1 hereof;

(e)  “Basic Sublease Term” has the meaning ascribed to it in Section 3.1 hereof;

(f)  “Buyer Sublease Guarantor” means each of TransCanada Corporation, a Canadian corporation, and TransCanada Energy USA Inc., a Delaware corporation;

(g)  “Buyer Sublease Guaranty” means the guaranty, dated as of [          ], 2008, executed by each Buyer Sublease Guarantor in favor of the Guarantor;

(h)  “Change of Control” means the transfer of the equity interest in the Sublessee as contemplated by and in accordance with Article II of the MISPA;

(i)  “Claim” and “Claims” have the meanings ascribed to them in Section 20.1 hereof;

(j)  “Code” means the Internal Revenue Code of 1986, as amended;

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(k)  “Declaration of Easements” means the declaration of easements created by the Sublessee, dated as of [], 2008, covering easements necessary for the operation and maintenance of the Facility;

(l)  “Deed” has the meaning ascribed to it in the recitals hereto;

(m)  “Default Notice” has the meaning ascribed to it in Section 2.2(d) hereof;

(n)  “Designated Operative Documents” means the Participation Agreement, the Facility Lease, the Memorandum of Facility Lease, the Site Sublease and the Memorandum of Site Sublease;

(o)  “Disputes” has the meaning ascribed to it in Section 2.2(e) hereof;

(p)  “Equity Interests” means the membership interests in the Sublessor;

(q)  “Event of Loss Proceeds” has the meaning ascribed to it in Section 10.4 hereof;

(r)  “Excluded Taxes” has the meaning ascribed to it in Section 21.1(b) hereof;

(s)  “Facility Lease” has the meaning ascribed to it in the recitals hereto;

(t)  “Facility Sublease” has the meaning ascribed to it in the recitals hereto;

(u)  “Facility Sublease Documents” means this Facility Sublease, the Memorandum of Facility Sublease, the Site Sub-sublease, the Memorandum of Site Sub-sublease, the Assignment and Assumption Agreement, the Seller Sublease Guaranty, the Buyer Sublease Guaranty, the Sublease Tax Indemnity Agreement, the Deed, and the Declaration of Easements;

(v)  “Facility Sublease Term” means the Basic Sublease Term and any Renewal Sublease Terms irrevocably selected in accordance with the terms hereof;

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(w)  “Head Lease Tax Indemnitees” means the Pass Through Trustee, the Indenture Trustee, the Owner Lessor, the Owner Trustee, the Trust Company and the Owner Participant, their respective Affiliates (including in the case of the Owner Participant, the Equity Investor) and their respective agents, employees, servants, directors, members, and shareholders;

(x)  “Intercompany Note” means the intercompany note, to be issued by National Grid USA, concurrently with the prepayment of the Sublease Base Rent pursuant to Section 3.2(b) hereof, in the aggregate principal amount of $[REDACTED: Amount], in the form of Exhibit 1 hereto;

(y)  “Lessee” means the Sublessor, in its capacity as Lessee under the Facility Lease;

(z)  “Members” means each of National Grid USA, a Delaware Corporation and KeySpan Corporation, a New York corporation;

(aa)  “Memorandum of Facility Sublease” means the memorandum of the Facility Sublease, dated as of [], 2008, between the Sublessor and the Sublessee;

(bb)  “Memorandum of Site Sub-sublease” means the memorandum of the Site Sub-sublease and the Transfer Agreement, dated as of [], 2008, between the Sublessor and the Sublessee;

(cc)  “MISPA” means the membership interest and stock purchase agreement, dated as of March 31, 2008, by and among KeySpan Corporation, as the seller, TransCanada Facility USA, Inc. , as the buyer, and KeySpan Energy Corporation solely for the purpose of certain provisions;

(dd)  “New Sublease” has the meaning ascribed to it in Section 22.1 hereof;

(ee)  "NPV of Sublease Base Rent" has the meaning ascribed to it in Section 3.2(b) hereof;

(ff)  “Option Period” has the meaning ascribed to it in Section 22.1 hereof;

(gg)  “Optional Modification” has the meaning ascribed to it in Section 8.2 hereof;

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(hh)  “Renewal Sublease Term” means any renewal period selected in accordance with Section 15.1 hereof;

(ii)  “Rental Period” has the meaning ascribed to it in Section 3.2 hereof;

(jj)  “Retained Operative Document” means any Operative Document which is not a Designated Operative Document;

(kk)  “Required Modification” has the meaning ascribed to it in Section 8.1 hereof;

(ll)  "Seller Event of Default" means any of the following, and in each case except to the extent (a) resulting from the Sublessee’s failure to pay Sublease Termination Value or Supplemental Sublease Rent, (b)  resulting from the Sublessee’s failure to comply with the terms of this Facility Sublease or any other Facility Sublease Document, or (c) resulting from any action or inaction of the Sublessor at any time from and after the Transfer Date: (i) Lease Event of Default under Sections 16(a) and (b) of the Facility Lease; (ii) Lease Event of Default under Section 16(d) of the Facility Lease, to the extent resulting solely from failure to comply with any Sublessor Retained Obligation; (iii) the Lease Event of Default under Section 16(e) of the Facility Lease; (iv) Lease Event of Default under Section 16(f) of the Facility Lease; (v) Lease Event of Default under Section 16(g) of the Facility Lease; (vi) Lease Event of Default under Section 16(h) of the Facility Lease; (vii) Lease Event of Default under Section 16(i) of the Facility Lease; and (viii) failure by the Sublessor to perform its obligations under this Facility Sublease and the Site Sub-Sublease;

(mm)   “Seller Sublease Guaranty” means the guaranty, dated as of [          ], 2008 executed by National Grid plc, a public limited company organized under the laws of England and Wales, and National Grid USA, a Delaware Corporation in favor of the Sublessee;

(nn)  “Site Sub-sublease” has the meaning ascribed to it in the recitals hereto;

(oo)  “Special Sublease Transfer” has the meaning ascribed to it in Section 14.1 hereof;

(pp)  “Straddle Period” means a taxable year or period beginning on or before, and ending after, the Sublease Closing Date;

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(qq)  “Sublease Base Rent” has the meaning ascribed to it in Section 3.2 hereof;

(rr)  “Sublease Closing Date” means the date hereof;

(ss)  "Sublease Default" means an event that with the passage of time or the giving of the notice or both will become a Sublease Event of Default;

(tt)  “Sublease Event of Default” has the meaning ascribed to is on Section 16 hereof;

(uu)  “Sublease Expiration Date” has the meaning ascribed to it in Section 3.1 hereof;

(vv)  “Sublease Renewal Rent” has the meaning ascribed to it in Section 15.2 hereof;

(ww)  “Sublease Rent” means the Sublease Base Rent, the Sublease Renewal Rent and Supplemental Sublease Rent;

(xx)  “Sublease Tax Indemnity Agreement” means the Income Tax Indemnity Agreement, dated as of [      ], 2008, between the Sublessor and the Sublessee;

(yy)  “Sublease Termination Date” shall mean each of the monthly dates (a) during the Basic Sublease Term, identified in column [__] of Schedule B to this  Facility Sublease and (b) during any Renewal Sublease Term, on which the Sublease Renewal Rent, if any, is payable under the Facility Lease;

(zz)  “Sublease Termination Value” means the values set forth on Schedule [B] hereto;

(aaa)  “Sublessee” has the meaning ascribed to it in the recitals hereto;

(bbb)  “Sublessee Lender” means the holder(s) of any loan secured by the pledge of Equity Interests in the Sublessee together with the heirs, legal representatives, successors, transferees, nominees and assigns of such holder(s);

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(ccc)  “Sublessor” has the meaning ascribed to it in the recitals hereto and all reference to the Sublessor shall be deemed to also refer to Sublessor in its capacity as the Lessee under the Facility Lease;

(ddd)  “Sublessor Indemnitee” has the meaning ascribed to it in Section 20.1 hereof;

(eee)  “Sublessor Reserved Matter” has the meaning ascribed to it in Section 2.2(f) hereof;

(fff)  “Sublessor Retained Obligations” has the meaning ascribed to it in Section 2.2(a) hereof;

(ggg)  “Sublessor’s Account” means the account designated pursuant to Section 4.2 of the MISPA;

(hhh)  “Supplemental Sublease Rent” means all (A) Supplemental Lease Rent (other than Supplemental Lease Rent payable as a result of (i) any Sublessor Retained Obligation or (ii) the Lessee’s obligations under any Retained Operative Document, including, without limitation, the Tax Indemnity Agreement) and (B) any and all amounts, liabilities and obligations (other than Sublease Base Rent and Sublease Renewal Rent) that the Sublessee assumes or agrees to pay under the Facility Sublease Documents to the Sublessor or any other Person;

(iii)  “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation:  taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; and liability for the payment of any of the foregoing as a result of (x) successor or transferee liability, (y) being party to any tax sharing agreement, or (z) any express or implied obligation to indemnify any other Person with respect to the payment of any of the foregoing;

(jjj)  “Tax Advance” has the meaning ascribed to it in Section 21.1(g)(iii)(E) hereof;

(kkk)  “Tax Benefit” has the meaning ascribed to it in Section 21.1(e) hereof;

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(lll)  “Tax Claim” has the meaning ascribed to it in Section 21.1(g)(i) hereof;

(mmm)  “Tax Indemnitee” has the meaning ascribed to it in Section 21.1(a) hereof;

(nnn)  “Tax or Indemnity Benefit” has the meaning ascribed to it in Section 21.1(e) hereof;

(ooo)  “Termination Notice” has the meaning ascribed to it in Section 22.1 hereof;

(ppp)  “Transfer Agreement” means the transfer agreement, dated as of [              ], by and among National Grid plc, National Grid USA and the Guarantor;

(qqq)  “Transfer Date” means the date when any Buyer Sublease Guarantor or any of their Affiliates acquire ownership of the Equity Interests in the Sublessor pursuant to the Transfer Agreement;

(rrr)  “Treasury Regulations” means regulations, including temporary regulations, promulgated or proposed under the Code;

(sss)  “TV Payment Date” has the meaning ascribed to it in Section 10.2(a) hereof;

(ttt)  “Unamortized Portion of the Purchase Price” means the amount set forth opposite such Sublease Termination Date on Schedule D;

(uuu)  “Unamortized Rent” means, for any Sublease Termination Date, an amount set forth for such Sublease Termination Date on Schedule C; and

(vvv)  “United States Person” means any “United States person” within the meaning of Section 7701(a)(30) of the Code.

Unless the context hereof otherwise requires, capitalized terms used in this Facility Sublease, including those in the recitals, and not otherwise defined herein shall have the respective meanings specified therefor in Appendix A to the Participation Agreement, dated as of May 25, 2004, among the Sublessor, as assignee of the Sublessee, SE Ravenswood Trust, as

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Owner Lessor, SE Ravenswood Lease, L.L.C., Wilmington Trust Company, and Wells Fargo Bank Northwest, N.A., as Indenture Trustee and Pass Through Trustee.  The general provisions of such Appendix A shall apply to this Facility Sublease, including the terms specifically defined herein.

Section 2.	SUBLEASE OF THE FACILITY

Section 2.1  Sublease.  The Sublessor hereby subleases the Facility, upon the terms and conditions set forth herein, to the Sublessee for the Basic Sublease Term and, subject to the Sublessee’s exercise of the renewal option or options set forth in Section 15, one or more Renewal Sublease Terms, and the Sublessee hereby subleases the Facility, upon the terms and conditions set forth herein, from the Sublessor for such term.

Section 2.2  Sublease Subject to the Facility Lease.

(a)  The Sublessor and the Sublessee acknowledge and agree that this Facility Sublease is subject and subordinate to all of the terms and conditions of the Facility Lease, including, without limitation, the Owner Lessor’s rights thereunder.  Neither the Sublessor nor any of its Affiliates shall be deemed to have assumed any duty or obligation of the Owner Lessor under the Facility Lease and shall not be liable or responsible in any manner whatsoever for any failure of the Owner Lessor to perform any such duty or obligation.  The Sublessee will abide by, comply in all respects with, and fully and completely perform all terms, covenants, conditions, and provisions of the Facility Lease and the other Designated Operative Documents (including, without limitation, terms, covenants, conditions, and provisions relating to operation, maintenance, insurance and alterations) as if the Sublessee were the Lessee under the Facility Lease and the other Designated Operative Documents, provided however, that the Sublessee’s obligations under the Designated Operative Documents assumed hereunder shall not include any of the following obligations of the Lessee, all of which shall remain obligations of the Sublessor as the Lessee under the Facility Lease: (i) obligations under Section 3.2 and Section 22.13 of the Facility Lease and (ii) Sections 5.1, 5.2, 5.3 (with respect to any Lease Default or Lease Event of Default which constitutes a Seller Event of Default), 5.4, 5.5, clause (B) of 5.6(a) and related obligations under 5.6(b) (for as long the Sublessor owns the Facility Site and to the extent such obligations relate to the Facility Site), 5.7 (except to the extent such obligation relates to the Facility) 5.8, 5.9, 5.11, 5.12, 9.1 (except to the extent of the Sublessee’s indemnity obligations under Section 20 hereof) and 9.2 (except to the extent of the Sublessee’s indemnity obligations under Section 21 hereof) of the Participation Agreement (collectively, the “Sublessor Retained Obligations”). Unless otherwise directed by the Sublessee or upon the suspension of the irrevocable power of attorney granted to the Sublessee below, neither the Sublessor nor any of its Affiliates shall take any actions to interfere with the Sublessee acting as if it were the Lessee under the Facility Lease and the other Designated Operative Documents as long as no Sublease Event of Default has accrued and is continuing.  To the extent that the Facility Lease or any other Designated Operative Document imposes or requires the performance of the Lessee thereunder of any duty or obligation that is more stringent than or in conflict with

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any term, covenant, condition, or provision of this Facility Sublease, the applicable term, covenant, condition, or provision of the Facility Lease or such other Designated Operative Document will control and will constitute the duties and obligations of Sublessee under this Facility Sublease as to the subject matter of such term, covenant, condition, or provision.  The Sublessee will not engage in or permit any conduct that would: (i) constitute a breach of or default under the Facility Lease; or (ii) result in the Owner Lessor being entitled to terminate the Facility Lease or to terminate the Sublessor’s right as lessee under the Facility Lease, or to exercise any other rights or remedies to which the Owner Lessor may be entitled for a default or breach under the Facility Lease. In no event shall the Sublessee have any liability to the Sublessor or any of its Affiliates for any breach of the Facility Lease caused by an act or omission of the Sublessor or any of its Affiliates, before, on or after the date hereof.

(b)  The Sublessor agrees that it will promptly pay or cause to be paid the Basic Lease Rent or Renewal Lease Rent, as applicable, under the Facility Lease during the term of this Facility Sublease when such payments become due and payable and, if the Sublessor fails to pay such Basic Lease Rent or Renewal Lease Rent as applicable, the Sublessor shall be responsible for any applicable late charges, fees or interest payable to the Owner Lessor.

(c)  The Sublessee will not be entitled to act as agent for, or otherwise on behalf of, the Sublessor or its Affiliates or to bind the Sublessor or its Affiliates in any way whatsoever in connection with the Facility Lease, any other Operative Document or otherwise except as provided in this Section 2.2.  The Sublessor, in its capacity as the Lessee under the Facility Lease, hereby appoints, and the Sublessee agrees to act, as the exclusive operator of the Facility during the Basic Sublease Term and, subject to the Sublessee’s exercise of the renewal option or options set forth in Section 15, one or more Renewal Sublease Terms.  Except as specifically provided herein, the Sublessor shall not exercise any rights or take any action with respect to the operation or maintenance of the Facility or the Facility Site, all such rights being exclusively reserved to the Sublessee hereunder.  The Sublessor hereby delegates to the Sublessee the sole and exclusive right to perform the obligations of and assert the rights of the Lessee with respect to operation and maintenance of the Facility and the Facility Site under the Facility Lease and any other Designated Operative Document and to exercise all rights thereunder subject only to the other provisions of this Section 2.2.  In accordance with the provisions of this Facility Sublease, except in respect of any Sublessor Retained Obligations, Sublessor Reserved Matters or Retained Operative Documents, the Sublessee will have the sole and exclusive right to review, negotiate and execute on behalf of Sublessor amendments and other documentation relating to the Facility and the Facility Site (including the operation and maintenance thereof) and to otherwise act on behalf of the Sublessor in dealing with the Financing Parties under the Facility Lease and the Designated Operative Documents including with respect to the matters relating to the Facility and the

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Facility Site (including the operation and maintenance thereof), and the Sublessor hereby grants to the Sublessee an irrevocable power of attorney, coupled with an interest, and, subject to any limitation on such appointment herein, appoints the Sublessee as its agent and attorney to review, negotiate and execute on behalf of the Sublessor amendments and other documentation relating to the Facility and the Facility Site (including the operation and maintenance thereof) and to otherwise act on behalf of the Sublessor in dealing with the Financing Parties with respect to the matters relating to the Facility and the Facility Site (including the operation and maintenance thereof). The foregoing power of attorney and appointment are subject to the following requirements and limitations:  (i) all amendments and other documentation executed by the Sublessee, and actions taken by the Sublessee on behalf of the Sublessor must comply in all respects with the requirements and provisions of this Facility Sublease, (ii) the foregoing power of attorney does not apply to any termination, extension or renewal of the Facility Lease, any amendment to, modification of or consent under any Retained Operative Document, any Sublessor Retained Obligation or any Sublessor Reserved Matter, (iii) upon request by the Sublessor, the Sublessee will provide the Sublessor with such summaries, documentation and other information relating to the Sublessee’s negotiations and other activities pertaining to the Facility Lease or any other Facility Sublease Document as the Sublessor or any of its Affiliates may reasonably request, and (iv) the foregoing power of attorney and appointment granted herein to the Sublessee (x) may be suspended by written notice from the Sublessor to the Sublessee at any time upon the occurrence of a Sublease Event of Default or if the Sublessee violates or fails to comply with the foregoing requirements and limitations and until such violation or failure is cured and (y) shall automatically terminate upon the termination of this Facility Sublease. The Sublessee will, and does hereby agree to, indemnify, defend and hold the Sublessor and all of its Affiliates harmless from, against and in respect of any and all Claims asserted against, paid, suffered, incurred or sustained by the Sublessor or any of its Affiliates and in any manner arising out of, by reason of, or in connection with all deeds and activities performed by the Sublessee pursuant to and under the authority granted by the power of attorney granted in this Section 2.2(c) (including, without limitation, a violation of or failure to comply with the foregoing requirements and limitations).  Except as expressly provided in this Facility Sublease, no renewal, extension or other change to the term of the Facility Lease, the Basic Lease Rent, Renewal Lease Rent, Termination Values or any Sublessor Reserved Matter, desired by the Sublessee pursuant to this Section 2.2 will be effected without the prior written consent of the Sublessor, such consent not to be unreasonably withheld, conditioned or delayed; provided however, that the Sublessor shall not be obligated to take any action to provide its consent until it shall have received from each Buyer Sublease Guarantor a re-affirmation of its obligations under the Buyer Sublease Guaranty.

(d)  Upon receipt by the Sublessor of any notice of default or notice of an act or omission which could with the passing of time and/or the giving of notice constitute an event of default under the Facility Lease or non-compliance with a term of the Facility Lease (the “Default Notice”), the Sublessor will, within five (5) Business Days after receipt of the Default Notice or to the extent practical under the circumstances such shorter time as is reasonably necessary to avoid a termination of the Facility Lease, provide the Sublessee with a copy of the Default Notice.  If such default or non-compliance with a term of the Facility Lease is caused by the Sublessee's failure to perform its obligations hereunder, the Sublessee shall cure or otherwise remedy such default or noncompliance within the time frames for the exercise of such cure rights by the Lessee set forth under the Facility Lease.

(e)  During the Facility Sublease Term, for any dispute or litigation arising out of or in connection with the Facility Lease or any other issue relating to the operation or maintenance of the Facility, including any Claim (collectively, “Disputes”), the Sublessee shall have the right to control, prosecute, settle and compromise such Disputes; provided that the

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Sublessee shall not control, prosecute, settle or compromise such Disputes which constitute Sublessor Reserved Matters. The Sublessee shall keep the Sublessor timely and reasonably informed of the status and of the activities relating to the Disputes.

(f)  The “Sublessor Reserved Matter” means any matter (i) for which the Sublessee is seeking indemnification under this Facility Sublease, the Seller Sublease Guaranty or by any other means, (ii) which would increase the amounts owed by or increase the liability of the Lessee or its Affiliates under any Operative Document, unless the Sublessee prepays in immediately available funds the net present value (determined using the Discount Rate) of all costs, expenses and liabilities (in such amounts as may be reasonably required by the Sublessor) which the Sublessor and the Guarantor will or may reasonably be expected to expend or incur in connection with such matter, (iii) which arise under any Retained Operative Document or Sections 9.1 or 9.2 of the Participation Agreement or (iv) which could reasonably be expected to result in the termination of or a Lease Event of Default under the Facility Lease.

(g)  The Sublessee shall deliver to the Sublessor and the Guarantor:

(i)  within 60 days following the end of each fiscal quarter of the Sublessee, a certificate signed by an authorized officer of the Sublessee, certifying that to such officer’s knowledge after due inquiry, no Lease Default, Lease Event of Default, Sublease Default or any Sublease Event of Default exists, or if any such event or condition exists, the nature thereof and the corrective actions that the Sublessee has taken or proposes to take with respect thereto;

(ii)  promptly upon obtaining Actual Knowledge thereof, written notice of:

(A)  any litigation commenced against the Sublessee or any Financing Party involving claims relating to the Facility, the Facility Site or any Operative Document or Facility Sublease Document, such notice to include copies of all papers filed in such litigation and to be given monthly if any such papers have been filed since the last notice given;

(B)  any dispute or disputes relating to the Facility, the Facility Site or any Operative Document or Facility Sublease Document which may exist between the Sublessee or any Financing Party on one hand and any Governmental Entity on the other and which involve (a) claims against any such Person, the Facility or the Facility Site, (b) injunctive or declaratory relief, (c) revocation or material violation of any material applicable permit or (d) any Liens for taxes due but not paid;

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(C)  any Lease Default, Lease Event of Default, Sublease Default or any Sublease Event of Default (except for any Lease Default or Lease Event of Default which constitutes a Seller Event of Default);

(D)  initiation of any condemnation proceedings involving the Facility or any material portion of the Facility Site;

(E)  any material Environmental Condition; and

(F)  any situation requiring the Lessee to make any payment of Supplemental Lease Rent pursuant to the Operative Documents, such notice to set forth the reason for and amount of such payment;

(iii)  promptly, copies of all material correspondence sent to or received from any Financing Party, which shall include, without limitation, copies of any and all proposed amendments to any Designated Operative Document.

Section 2.3  Representations and Warranties

(a)  Representations and Warranties of the Sublessor. The Sublessor represents and warrants to the Sublessee that, as of the date hereof:

(i)  Organization; Power and Authority. The Sublessor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York.  The Sublessor has the requisite corporate power and authority to execute and deliver and perform its obligations under this Facility Sublease and other Facility Sublease Documents.

(ii)  Authorization, etc. The execution, delivery and performance by the Sublessor of this Facility Sublease and the other Facility Sublease Documents have been duly authorized by all necessary corporate action on the part of the Sublessor, and, when executed and delivered, this Facility Sublease and each other Facility Sublease Document will constitute the legal, valid and binding obligation of the Sublessor enforceable against the Sublessor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally and (b) general principles of equity.

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(iii)  Non-Contravention. The execution, delivery and performance of this Facility Sublease and other Facility Sublease Documents do not and will not (A) contravene any Applicable Law binding on the Sublessor or its property, (B) require any action, consent or approval by any trustee or holder of indebtedness of the Sublessor (other than those obtained prior to the date hereof) or (C) constitute a violation of or a default under any indenture, mortgage or other material contract to which the Sublessor is a party or by which any of its property is bound, which in any case, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect.

(iv)  Governmental Approvals. All Governmental Approvals (if any) which are required as of the date hereof for the execution, delivery or performance by the Sublessor of its obligations under this Facility Sublease and each other Facility Sublease Document have been obtained or made, are not the subject of any pending request for rehearing or appeal, and are in full force and effect (other than any Governmental Approvals, the failure to obtain which is not likely to cause a Material Adverse Effect).

(v)  Investment Company Act. The Sublessor is not an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(vi)  No Amendments to Designated Operative Documents. The Sublessor has delivered to the Sublessee copies of each Designated Operative Document to which it is a party and has not (i) entered into any supplements, amendments, modifications or clarifications to any such Designated Operative Document or (ii) requested or obtained any waiver other than supplements, amendments, modifications clarifications or waivers delivered to the Sublessee prior to the date hereof.

(vii)  Ventures, Subsidiaries and Affiliates; Outstanding Equity Interests and Indebtedness. The Sublessor has no Subsidiaries and is not engaged in any joint venture or partnership with any other Person.  As of the date hereof, all of the issued and outstanding Equity Interests of the Sublessor are owned by the Members.  There are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which the Sublessor may be required to issue, sell, repurchase or redeem any of its Equity Interests.  As of the date hereof, the Sublessor has no indebtedness (except for the obligations under the Operative Documents and the Facility Sublease Documents).

(viii)  Nature of Business; No Material Contracts.  The Sublessor is not and has not engaged in any business other than as relates to the Facility Lease, the Site Sublease and the transactions contemplated hereby and

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activities related thereto, has no material liabilities other than pursuant to or as permitted by the Operative Documents, and is not a party to or bound by any material contract other than the Facility Sublease Documents and the Operative Documents to which it is a party.

(ix)  No Lease Default or Lease Event of Default. No Lease Default or Lease Event of Default has occurred or will occur upon execution of the Facility Sublease Documents.  To the Sublessor’s Actual Knowledge no Event of Loss or Burdensome Termination Event has occurred or will occur upon the execution and delivery of the Facility Sublease Documents.

(b)  Representations and Warranties of the Sublessee. The Sublessee represents and warrants to the Sublessor that, as of the date hereof:

(i)  Organization; Power and Authority. The Sublessee is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York.  The Sublessee has the requisite corporate power and authority to execute and deliver and perform its obligations under this Facility Sublease and other Facility Sublease Documents.

(ii)  Authorization, etc. The execution, delivery and performance by the Sublessee of this Facility Sublease and each other Facility Sublease Documents have been duly authorized by all necessary corporate action on the part of the Sublessee, and, when executed and delivered, this Facility Sublease will constitute the legal, valid and binding obligation of the Sublessee enforceable against the Sublessee in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally and (b) general principles of equity.

(iii)  Non-Contravention. The execution, delivery and performance of this Facility Sublease and other Facility Sublease Documents do not and will not (A) contravene any Applicable Law binding on the Sublessee or its property, (B) require any action, consent or approval by any trustee or holder of indebtedness of the Sublessee (other than those obtained prior to the date hereof) or (C) constitute a violation of or a default under any indenture, mortgage or other material contract to which the Sublessee is a party or by which any of its property is bound, which in any case, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect.

(iv)  Governmental Approvals. All Governmental Approvals (if any) which are required as of the date hereof for the execution,

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delivery or performance by the Sublessee of its obligations under this Facility Sublease each other Facility Sublease Document have been obtained or made, are not the subject of any pending request for rehearing or appeal, and are in full force and effect (other than any Governmental Approvals, the failure to obtain which is not likely to cause a Material Adverse Effect).

(v)  Investment Company Act. The Sublessee is not an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(vi)   Reliance of Corporate Separateness. The Sublessee is entering into the transactions contemplated by the Facility Sublease Documents in reliance on the Sublessor's identity as a separate and distinct legal entity from the Guarantor or any of its Affiliates or any other Person.

Section 3.	FACILITY SUBLEASE TERM AND RENT

Section 3.1  Basic Sublease Term.  The basic term of this Facility Sublease (the “Basic Sublease Term”) shall commence on the Sublease Closing Date and shall terminate at 11:59 p.m. (New York City time) on May 25, 2040 (the “Sublease Expiration Date”), subject to earlier termination pursuant to Section 10 or Section 17 hereof.

Section 3.2  Rent.

(a)   Payment of Sublease Base Rent.  The Sublessee hereby agrees to pay to the Sublessor on each Basic Sublease Rent Payment Date during the Basic Sublease Term, unless this Facility Sublease is earlier terminated in accordance with the express provisions hereof, the amount set forth opposite such Basic Sublease Rent Payment Date on Schedule A-1 hereto (“Sublease Base Rent”).

(b)  Prepayment of Sublease Base Rent upon Change of Control.  Upon occurrence of the Change of Control of the Sublessee, the Sublessee shall prepay the net present value of all Sublease Base Rent as determined using the Discount Rate and as set forth on Schedule A-2 hereto (the "NPV of Sublease Base Rent").  Such prepayment of the Sublease Base Rent shall constitute compensation to the Sublessor for the sublease of the Facility to the Sublessee under this Facility Sublease and shall fully satisfy the obligation of the Sublessee to pay Sublease Base Rent under this Facility Sublease.

(c)  Allocation of Rent Upon Change of Control.

(i)  Initial Allocations.  The Sublease Base Rent will be allocated in the amounts and to the periods as set forth in Schedule A-3, column

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“b”, hereto (the “Allocated Rent”).  Within each full or partial calendar year during the Basic Sublease Term (each, a “Rental Period”), Sublease Base Rent shall be allocated on a level basis by month and on a level daily basis within each month.  It is the intention of the Sublessor and the Sublessee that the allocation of Sublease Base Rent to each Rental Period as provided in this Section 3.2(c)(i) constitutes a specific allocation of fixed rent within the meaning of Treasury Regulation section 1.467-1(c)(2)(ii).

(ii)  Proportional Rent Amounts.  Because the amount prepaid by the Sublessee pursuant to Section 3.2(b) as the net present value of all Sublease Base Rent  exceeds the sum of the present values of the Allocated Rent set forth on Schedule A-3, column “b”, hereto (as determined using the Applicable Federal Rate of 4.65%, compounded annually, as the discount rate), the fixed rent for each rental period is the “proportional rental amount” as required by Treasury Regulation section 1.467-2(a).  Such “proportional rental amount”, calculated in accordance with Treasury Regulation section 1.467-2(c)(1), equals, in each Rental Period, the Allocated Rent for such period multiplied by a fraction, the numerator of which equals the amount shown as the “Rent Payment” on July 15, 2008, on Schedule A-3, column “a”, hereto and the denominator of which equals the sum of the present values of the Allocated Rent shown on Schedule A-3, column “b”, hereto calculated as described in the first sentence of this paragraph (ii).

(iii)  Prepaid Rent Amounts and Interest on Prepaid Rent.  Because, as of the close of each Rental Period, the prepaid rent shown as the “Rent Payment” on Schedule A-3, column “a”, hereto reduced by the absolute value of cumulative 467 Interest as shown on Schedule A-3, column “j”, hereto exceeds the cumulative amount of 467 Proportional Rental Accruals as shown on Schedule A-3, column “g”, hereto it is the intention of the Sublessor and the Sublessee that such excess constitutes prepaid rent within the meaning of Treasury Regulation section 1.467-1(c)(3)(ii) and interest shall accrue thereon at the annual discount rate shown on Schedule A-3 hereto (and equal to 110% of the annual long-term Applicable Federal Rate on the Sublease Closing Date).  The Sublessor and the Sublessee on any Federal income tax returns filed by them (or on any Federal income tax returns on which their income is included), shall accrue as interest expense and interest income, respectively, the amount (and only such amount, unless required to do otherwise by the Internal Revenue Service) shown under the heading “467 Interest” (the “Interest on Prepaid Rent”) set forth opposite such Rental Period in column “i” of Schedule A-3 hereto and shall accrue as rental income and rental expense, respectively, the amount (and only such amount, unless required to do otherwise by the Internal Revenue Service) shown as 467 Proportional Rent Accrual set forth opposite such Rental Period in column “g” of Schedule A-3 hereto.

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(d)  Payment and Allocation of Sublease Renewal Rent.  Sublease Renewal Rent, if any, shall be paid as set forth in Section 15 and shall be allocated on a level daily basis over such Renewal Sublease Term.

Section 3.3  Supplemental Sublease Rent.  The Sublessee also agrees to pay to the Sublessor any and all Supplemental Sublease Rent, promptly as the same shall become due and owing, or where no due date is specified, promptly after demand by the Sublessor, and in the event of any failure on the part of the Sublessee to pay any Supplemental Sublease Rent, the Sublessor shall have all the same rights, powers and remedies as are provided for herein or by law or equity or otherwise for the failure to pay Sublease Base Rent or Sublease Renewal Rent.  The Sublessee will also pay as Supplemental Sublease Rent, to the extent permitted by Applicable Law, an amount equal to interest at the Overdue Rate on any Supplemental Sublease Rent not paid when due (whether on demand or otherwise) for the period from such due date until the same shall be paid.  All Supplemental Sublease Rent to be paid pursuant to this Section 3.3 shall be payable in the manner set forth in Section 3.4.

Section 3.4  Manner of Payments.  All Sublease Rent shall be paid by the Sublessee in lawful currency of the United States of America in immediately available funds to the recipient not later than 10:00 a.m. (New York City time) on the due date therefor. All Supplemental Sublease Rent due on account of Supplemental Lease Rent shall be paid as provided in Section 3.5 of the Facility Lease. All other Sublease Rent shall be paid by the Sublessee to the Sublessor by payment to the Sublessor’s Account or to such other place as the Sublessor shall notify the Sublessee in writing reasonably in advance of such payment.  The Sublessee agrees that, except pursuant to Section 10.2 (b) and Section 10.3 and any provision of this Facility Sublease which expressly provides for the same, the Sublease Rent is non-refundable and that the Sublessee will not have any right of abatement, reduction, set-off, counterclaim, rescission, refund, defense or deduction with respect thereto.

Section 4.	DISCLAIMER OF WARRANTIES; RIGHT OF QUIET ENJOYMENT

Section 4.1  Disclaimer of Warranties

(a)  Without waiving any claim the Sublessee may have against any manufacturer, vendor or contractor, or any claims that the Sublessee or any of its Affiliates may have pursuant to the MISPA, THE SUBLESSEE ACKNOWLEDGES AND AGREES SOLELY FOR THE BENEFIT OF THE SUBLESSOR THAT (i) THE FACILITY AND EACH COMPONENT THEREOF IS OF A SIZE, DESIGN, CAPACITY AND MANUFACTURE ACCEPTABLE TO THE SUBLESSEE, (ii) THE SUBLESSEE IS SATISFIED THAT THE FACILITY AND EACH COMPONENT THEREOF IS SUITABLE FOR THEIR RESPECTIVE PURPOSES, (iii) THE SUBLESSOR IS NOT A MANUFACTURER OR A DEALER IN PROPERTY OF SUCH KIND, (iv) THE FACILITY IS SUBLEASED HEREUNDER TO THE EXTENT PROVIDED HEREBY FOR THE BASIC SUBLEASE TERM AND THE RENEWAL SUBLEASE TERMS, IF ANY, SPECIFIED HEREIN SUBJECT TO ALL APPLICABLE LAWS NOW IN EFFECT OR HEREAFTER ADOPTED, INCLUDING (1) ZONING REGULATIONS, (2) ENVIRONMENTAL LAWS OR (3) BUILDING

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RESTRICTIONS, AND IN THE STATE AND CONDITION OF EVERY PART THEREOF WHEN THE SAME FIRST BECAME SUBJECT TO THIS FACILITY SUBLEASE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND BY THE SUBLESSOR AND (v) THE SUBLESSOR SUBLEASES FOR THE BASIC SUBLEASE TERM AND THE RENEWAL SUBLEASE TERMS, IF ANY, SPECIFIED HEREIN AND THE SUBLESSEE TAKES THE FACILITY UNDER THIS FACILITY SUBLEASE “AS-IS”, “WHERE-IS” AND “WITH ALL FAULTS”, AND THE SUBLESSEE ACKNOWLEDGES THAT THE SUBLESSOR NEITHER MAKES NOR SHALL BE DEEMED TO HAVE MADE, AND EXPRESSLY DISCLAIMS, ANY AND ALL RIGHTS, CLAIMS, WARRANTIES OR REPRESENTATIONS, EITHER EXPRESS OR IMPLIED, AS TO THE VALUE, CONDITION, FITNESS FOR ANY PARTICULAR PURPOSE, DESIGN, OPERATION, MERCHANTABILITY THEREOF OR AS TO THE TITLE OF THE FACILITY, THE QUALITY OF THE MATERIAL OR WORKMANSHIP THEREOF OR CONFORMITY THEREOF TO SPECIFICATIONS, FREEDOM FROM PATENT, COPYRIGHT OR TRADEMARK INFRINGEMENT, THE ABSENCE OF ANY LATENT OR OTHER DEFECT, WHETHER OR NOT DISCOVERABLE, OR AS TO THE ABSENCE OF ANY OBLIGATIONS BASED ON STRICT LIABILITY IN TORT OR ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WHATSOEVER WITH RESPECT THERETO.  It is agreed that all such risks, as between the Sublessor on the one hand and the Sublessee on the other hand are to be borne by the Sublessee with respect to acts, occurrences or omissions during the Facility Sublease Term.  The Sublessor shall not have any responsibility or liability to the Sublessee or any other Person with respect to any of the following occurring during the Facility Sublease Term:  (x) any liability, loss or damage caused or alleged to be caused directly or indirectly by the Facility or any Component or by any inadequacy thereof or deficiency or defect therein or by any other circumstances in connection therewith; (y) the use, operation or performance of the Facility or any Component thereof or any risks relating thereto; or (z) the delivery, operation, servicing, maintenance, repair, improvement, replacement or decommissioning of the Facility or any Component thereof.  The provisions of this paragraph (a) of this Section 4.1 have been negotiated, and, except for the representations and warranties set forth in Section 2.3(a) hereof and the MISPA, the foregoing provisions are intended to be a complete exclusion and negation of any representations or warranties of the Sublessor, express or implied, with respect to the Facility or any Component thereof that may arise pursuant to any Applicable Law now or hereafter in effect, or otherwise.

(b)  During the Facility Sublease Term, so long as no Sublease Event of Default shall have occurred and be continuing, the Sublessor hereby appoints irrevocably and constitutes the Sublessee its agent and attorney-in-fact, coupled with an interest, to assert and enforce, from time to time, in the name and for the account of the Sublessor, at the sole cost and expense of the Sublessee, whatever claims and rights the Sublessor may have in respect of the Facility or any Component thereof against any manufacturer, vendor or contractor, or under any express or implied warranties relating to the Facility or any Component thereof.

Section 4.2  Quiet Enjoyment.

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(a)  The Sublessor acknowledges notice of the Site Sub-Sublease and expressly agrees that, so long as no Sublease Event of Default has occurred and is continuing, neither the Sublessor nor any party acting by, through or under the Sublessor shall take or cause to be taken any action contrary to the Sublessee’s rights under this Facility Sublease and the Site Sub-sublease, including the right to possession, use and quiet enjoyment of the Facility, the Facility Site and the Easements.  So long as no Sublease Event of Default has occurred and is continuing, in the event of a bankruptcy of the Owner Lessor, without the prior written consent of the Sublessee, the Sublessor shall not exercise, or refrain from exercising, any rights that it might have or obtain pursuant to section 365(h) of title 11, United States Code.

(b)  The Sublessee and the Sublessor agree that at any time prior to the Transfer Date if any Seller Event of Default results in a termination of the Facility Lease and loss by the Sublessee of its right of possession, use and quiet enjoyment of the Facility, the Sublessor shall pay to the Sublessee the Unamortized Portion of the Purchase Price (in which case provisions of Section 10.3 shall not apply) as of the applicable Sublease Termination Date, and such payment will be the sole and exclusive remedy of the Sublessee on account of any termination of this Facility Sublease and the Facility Lease due to a Sublessor Event of Default. The Sublessee hereby expressly waives and relinquishes any and all other remedies at law or in equity it may have against the Sublessor or any of its Affiliates on account of such event. The Sublessor shall have the right to apply amounts owed to the Sublessee pursuant to this Section 4.2(b) against any and all amounts owed to the Sublessor by the Sublessee on such Sublease Termination Date (including any amounts which may be owed pursuant to Section 17.1).

Section 5.	RETURN OF FACILITY

Section 5.1  Return. Upon expiration or early termination of this Facility Sublease, the Sublessee, at its own expense, shall return the Facility (together with any Modifications to the Facility title to which shall have vested in the Owner Lessor pursuant to Section 8.3) to the Sublessor or any transferee or assignee of the Sublessor by surrendering the Facility into the possession of the Sublessor or such transferee or assignee at the Facility Site.  In connection with such return, the Sublessee shall:

(i)  assign, to the extent permitted by Applicable Law, and shall cooperate with all reasonable requests of the Sublessor or any transferee or assignee of the Sublessor for purposes of obtaining, or enabling the Sublessor or such transferees or assignees to obtain, any and all Governmental Approvals and licenses, permits, approvals and consents of any other Persons that are or will be required to be obtained by the Sublessor or such transferee or assignee in connection with the use, operation or maintenance of the Facility on or after such return in compliance with Applicable Law; provided that if any such Governmental Approval or other license, permit, approval or consent also relates to any other facilities, the Sublessee and the Sublessor shall enter into mutually satisfactory arrangements so that the Facility and such other facilities may each be owned, operated and maintained in a commercially reasonable manner;

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(ii)  provide the Sublessor or a transferee or assignee of the Sublessor copies of all documents (including equipment inspection reports and maintenance records and all Governmental Approvals and related materials), instruments, plans, maps, specifications, manuals, drawings and other documentary materials relating to the installation, maintenance, operation, construction, design, modification and repair of the Facility as shall be in the Sublessee’s possession and shall be reasonably appropriate or necessary for the continued operation of the Facility.  Upon such return, the right to use the Facility granted hereunder for the benefit of the Sublessee shall cease and terminate;

(iii)  assign any long-term service contracts specifically applicable only to the Facility to the extent such assignment is permitted under such contract without the consent of the counterparty thereto;

(iv)  enter into any reasonably requested support arrangements contemplated by Section 5.6 of the Participation Agreement; and

(v)  take, execute, acknowledge and deliver such acts, documents and assurances as may be required pursuant to Section 5.7 of the Participation Agreement.

Section 5.2  Condition Upon Return.  At the time of the return of the Facility by the Sublessee to the Sublessor or any transferee or assignee of the Sublessor pursuant to Section 5.1, the following conditions shall be complied with, all at the Sublessee’s sole cost and expense; provided that this Section 5.2 shall not apply to any return pursuant to Section 10:

(a)  the Facility shall be free and clear of all Liens (other than Permitted Liens of the type specified in (b) (other than Indenture Trustee’s Liens), (h), (i), (j), (k), (1) or (m) of the definition thereof and the interests of the Owner Participant and the Owner Lessor under any of the Operative Documents);

(b)  the Facility shall be in at least as good a condition as if it had been maintained and operated during the Facility Sublease Term in compliance with the provisions of this Facility Sublease, ordinary wear and tear excepted; and

(c)  at the request of the Sublessor and to the extent permitted by the Facility Lease, remove all Sublessee’s Severable Modifications and otherwise restore the Facility Site to the condition required by the Facility Lease.  Any Sublessee’s Severable Modifications not removed by the Sublessee within thirty (30) days of the expiration or the early termination of this Facility Sublease will, at the Sublessor’s option, be deemed abandoned by the Sublessee and title to such Severable Modifications will automatically, without further action, vest in the Sublessor or its designee.

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Section 5.3  Environmental Reports; Clean-up.

(a)  In connection with the return of the Facility to the Sublessor at the Sublease Expiration Date or the expiration of the last Renewal Lease Term elected by the Sublessee or pursuant to Section 17, the Sublessee shall, at its own expense, provide the Sublessor (a) not later than nine (9) months prior to the later of the Sublease Expiration Date or the expiration date of the last Renewal Lease Term elected by the Sublessee, or (b) in connection with any return pursuant to Section 17 of this Facility Sublease, as promptly as possible prior to such return, a Phase I Survey (as defined below) as to the environmental conditions or circumstances of the Facility and the Facility Site and the presence or absence of any Environmental Conditions that reasonably could give rise to a liability or a potential liability.  Such survey shall be conducted in conformance with American Society for Testing and Materials (“ASTM”) standards for a Phase I environmental site assessment and shall include a review of the compliance or non-compliance of the Facility and Facility Site at the time of the return of the Facility with any applicable Environmental Laws, as then currently in effect (together, a “Phase I Survey”) performed not more than 90 days prior to the date such report is provided to the Sublessor, by a reputable environmental consulting firm (selected by the Sublessee and reasonably acceptable to the Sublessor).  The Phase I Survey will only be expanded to a Phase II environmental site assessment conducted in conformance with the ASTM standards (a “Phase II Survey”) if, as a result of the Phase I Survey, facts are revealed that would reasonably necessitate a Phase II Survey; provided however, that such facts were not otherwise previously identified in the scope of work, site investigation results, contaminant fate and transport, conclusions and recommendations sections of the environmental reports listed as items 13, 14 and 21 in Schedule 4(w) to the Participation Agreement.  The provisions of such Phase I Survey or Phase II Survey shall not relieve the Sublessee of any indemnification obligation or liability with respect to Environmental Conditions or any non-compliance with Environmental Laws existing at the time of such return, whether known or unknown, in respect of the Facility or the Facility Site.

(b)  If the Phase I Survey or Phase II Survey delivered pursuant to Section 5.3(a) indicates that, or at the time of any return of the Facility pursuant to Section 5.1 (other than pursuant to Section 10) the Sublessee has received written notice or otherwise has Actual Knowledge that, any action (including

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clean-up, investigation, abatement, correction, removal or remediation) is then required under any then applicable Environmental Laws as then currently in effect (whether indicated in the Phase I Survey or Phase II Survey or otherwise and including any action then required under applicable Environmental Laws (as then currently in effect) for the Facility to be then in compliance with such Environmental Laws), the Sublessee shall, at its own expense, within 90 days of the Sublessor having received such Phase I Survey or Phase II Survey, provide the Sublessor with a remediation plan reasonably satisfactory to the Sublessor designed to effect compliance with then applicable Environmental Laws (as then currently in effect) and the return conditions set forth in this Section 5 as promptly as is reasonably practical (and in any event prior to the expiration of the Facility Sublease Term) and without materially adversely affecting the continued operation of the Facility.  To the extent that any action (including clean-up, investigation, abatement, correction, removal or remediation) required to be taken under this Section 5.3(b) cannot reasonably be completed prior to expiration or termination of this Facility Sublease, the Sublessee shall complete such action (including clean-up, investigation, abatement, correction, removal or remediation) as promptly thereafter as is reasonably practical, and in addition the Sublessee shall provide to the Sublessor adequate financial assurance during such period following the end of the Facility Sublease Term with respect to the ability of the Sublessee (or any other Person responsible therefor) to satisfy such obligation.  The obligations of the Sublessee set forth in Section 5.3(a) and (b) hereof shall survive the termination of this Facility Sublease and the expiration of the Facility Sublease Term.

(c)  Nothing contained in Section 5.3(a) and (b) above shall be construed to waive any right or claim or modify any obligation which any party hereto or any of their respective Affiliates may have pursuant to the MISPA.

Section 5.4  Return upon termination of the Facility Lease. Notwithstanding anything to the contrary in the foregoing Sections 5.1 through and including 5.3, upon the expiration or early termination of this Facility Sublease concurrently with or as a result of the termination of the Facility Lease (whether in accordance with its terms or as a result of any exercise of remedies by the Owner Lessor or any of its successors or assigns), all obligations of the Lessee set forth in Section 5 of the Facility Lease and Section 5.6 and 5.7 of the Participation Agreement (in each case except for the Sublessor Retained Obligations thereunder) shall constitute obligations of the Sublessee hereunder mutatis mutandis and performance by the Sublessee of all such obligations for the benefit of the Owner Participant, the Owner Trustee, the Owner Lessor or any transferees or assignee of any of such parties resulting in full and unconditional satisfaction of the Sublessor’s obligations to such parties shall constitute performance by the Sublessee of its obligations hereunder and shall fully discharge such obligations.

Section 6.	LIENS

(a)  The Sublessee will not directly or indirectly create, incur, assume or suffer to exist any Lien on or with respect to the Facility (or any Component thereof), the Ground Interest, the Operative Documents or the Facility Sublease Documents or the Sublessor’s interest therein, except Permitted Liens, other than of the type specified in clause (c) of the definition thereof. The Sublessee shall promptly notify the Sublessor of the imposition of any such Lien of which the Sublessee has Actual Knowledge and shall promptly at its own expense take such action as may be necessary to fully discharge and release such Lien.  If the Sublessee fails to cause any Lien (except Permitted Liens, other than of the type specified in clause (c) of the definition thereof) to be discharged within the permitted time, the Sublessor may cause it to be discharged and may pay (but shall be under no obligation to do so) the amount necessary to discharge such Lien.  If the Sublessor makes any such payment, all amounts paid by the Sublessor will be payable by the Sublessee to the Sublessor as Supplemental Sublease Rent within ten (10) days of demand.

(b)  Other than the Facility Sublease and the Site Sub-sublease, the Sublessor will not directly or indirectly create, incur, assume or suffer to exist any Lien on or with respect to the Facility (or any Component thereof), the Ground Interest, the Operative Documents or the Facility Sublease Documents or the Sublessee’s interest therein, except

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Permitted Liens, other than of the type specified in clause (c) of the definition thereof.  The Sublessor shall promptly notify the Sublessee of the imposition of any such Lien of which the Sublessor has Actual Knowledge and shall promptly at its own expense take such action as may be necessary to fully discharge and release such Lien.  If the Sublessor fails to cause any Lien (except Permitted Liens, other than of the type specified in clause (c) of the definition thereof) to be discharged within the permitted time, the Sublessee may cause it to be discharged and may pay (but shall be under no obligation to do so) the amount necessary to discharge such Lien. If the Sublessee makes any such payment, all amounts paid by the Sublessee will be payable by the Sublessor to the Sublessee within ten (10) days of demand.

Section 7.	MAINTENANCE; REPLACEMENTS OF COMPONENTS

Section 7.1  Maintenance.  The Sublessee, at its own cost and expense, will (a) cause the Facility to be maintained in good condition, repair and working order, ordinary wear and tear excepted, and in any event in all material respects (i) in accordance with Prudent Industry Practice without discrimination by reason of the subleased status of the Facility as compared to other comparable property owned, leased or subleased by the Sublessee or its Affiliates; (ii) in compliance with all Applicable Laws of any Governmental Entity unless such non-compliance could not reasonably be expected to result in a material adverse effect on (x) the ability of the Sublessee to perform its material obligations under any of the Facility Sublease Documents or (y) the validity or enforceability of any of the Facility Sublease Documents or any Operative Document; provided however, that the Sublessee may, in good faith and by appropriate proceedings, diligently contest the validity or application of any Applicable Law in any reasonable manner that (A) does not involve any risk of foreclosure, sale or forfeiture or loss of the Facility or any substantial part thereof or the Facility Site (in each case, unless such risk is not material) or the impairment of the use, operation or maintenance of the Facility in any material respect, and (B) could not result in any criminal liability being incurred by, or could not reasonably be expected to have any material adverse effect on the interests of the Sublessor, any Financing Party or any of their Affiliates, including subjecting any of the above parties (other than the Sublessor or its Affiliates to the extent already subject to regulation as a public utility, in which case such regulation shall not become materially more burdensome as a result of such contest), to regulation as a public utility under Applicable Law; and (iii) in accordance with the terms of all insurance policies required to be maintained with respect to the Facility pursuant to Section 11; and (b) cause to be made, at its own cost and expense, all repairs, renewals, replacements and improvements thereof, all as in the judgment of the Sublessee may be necessary so that the Facility may be operated in accordance with its intended purpose.

Section 7.2  Replacement of Components.  The Sublessee shall have all rights and perform all obligations of the Lessee under Section 7.2 of the Facility Lease.  The Sublessor hereby designates the Sublessee to take title to any replaced Component pursuant to Section 7.2 of the Facility Lease. The Sublessee acknowledges and agrees that if any Component to the Facility that is subject to the Facility Lease and this Facility Sublease is removed from the Facility, such Component shall remain subject to the Facility Lease and the other Operative Documents and this Facility Sublease, wherever located, until such time as such Component is replaced by a Replacement Component which has been incorporated into the Facility and which

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meets the requirements for the Replacement Component specified in Section 7.2 of the Facility Lease.

Section 8.	MODIFICATIONS

Section 8.1  Required Modifications.  The Sublessee, at its sole cost and expense, shall make or cause to be made all Modifications to the Facility as are required (a) by Applicable Law or (b) to maintain in effect any insurance policy required to be maintained with respect to the Facility pursuant to Section 11 hereof (each, a “Required Modification”); providedhowever, that the Sublessee may, in good faith and by appropriate proceedings, diligently contest the validity or application of any Applicable Law in any reasonable manner that (i) does not involve any danger of foreclosure, sale or forfeiture or loss of any part of the Facility or any substantial part thereof or the Facility Site (in each case unless such risk is not material) or impair the use, operation or maintenance of the Facility in any material respect, and (ii) could not result in any criminal liability being incurred by, or could not reasonably be expected to have any material adverse effect on the interests of the Sublessor, any Financing Party or any of their Affiliates, including subjecting any of the above parties (other than the Sublessor or its Affiliates to the extent already subject to regulation as a public utility, in which case such regulation shall not become materially more burdensome as a result of such contest), to regulation as a public utility under Applicable Law.

Section 8.2  Optional Modifications.  The Sublessee at any time may, at its sole cost and expense, make or cause or permit to be made any Modification to the Facility as the Sublessee considers desirable in the proper conduct of its business (any such Modification that is not a Required Modification being referred to as an “Optional Modification”); provided that the Sublessee shall not make and shall prevent from being made any Optional Modification to the Facility that would (i) materially diminish the current or residual value, utility (other than with respect to Optional Modifications for pollution control equipment) or remaining useful life of the Facility as a whole, below the current or residual value, utility (other than with respect to Optional Modifications for pollution control equipment) or remaining useful life of the Facility as a whole immediately prior to such Optional Modification (assuming the Facility was then in the condition required to be maintained by the terms of this Facility Sublease, but without regard to any Severable Modifications previously made that were not Required Modifications) or (ii) cause the Facility or any substantial portion thereof to become “limited use” property, within the meaning of Revenue Procedure 2001-28, 2001-19 I.R.B. 1156 or Revenue Procedure 2001-29, 2001-19 I.R.B. 1160.

Section 8.3  Title to Modifications.  The Sublessee acknowledges Section 8.3 of the Facility Lease and agrees that title to all Required Modifications and all Nonseverable Modifications shall (at no cost to the Sublessor or the Owner Lessor) vest in the Owner Lessor pursuant to such Section 8.3.  In addition, the Sublessee acknowledges the right of the Owner Lessor to purchase any Removable Modification and agrees to be bound by all obligations of the Lessee under Section 8.3 of the Facility Lease and exercise all rights of the Lessee in connection therewith pursuant to and in accordance with Section 2.2 hereof.

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Section 9.	NET SUBLEASE

This Facility Sublease is a “net sublease” and the Sublessee’s obligation to pay all Sublease Rent payable hereunder (and all amounts, including Sublease Termination Value (or amounts computed by reference thereto), in lieu of Sublease Rent following termination of this Facility Sublease in whole or in part) shall be absolute and unconditional under any and all circumstances and shall not be terminated, extinguished, diminished, lost or otherwise impaired by any circumstance of any character, including by:

(i)           any setoff, counterclaim, recoupment, defense or other right which the Sublessee may have against the Sublessor or any other Person, including any claim as a result of any breach by any of said parties of any covenant or provision in any Facility Sublease Document or any Operative Document,

(ii)           any lack or invalidity of title or any defect in the title, condition, design, operation, merchantability or fitness for use of the Facility or any Component or any portion of either thereof, or any eviction by paramount title or otherwise, or any unavailability of the Facility, the Facility Site, any Component or any portion of either thereof, any other portion of the Facility, or any part thereof,

(iii)           any loss, theft or destruction of, or damage to, the Facility or any Component or any portion of either thereof or interruption or cessation in the use or possession thereof or any part thereof by the Sublessee for any reason whatsoever and of whatever duration,

(iv)           the condemnation, requisitioning, expropriation, seizure or other taking of title to or use of the Facility Site, the Facility, any Component or any portion of either thereof by any Governmental Entity or otherwise,

(v)           the invalidity or unenforceability (or allegation of invalidity or unenforceability) or lack of due authorization or other infirmity of any Facility Sublease Document or any Operative Document,

(vi)           the lack of right, power or authority of the Sublessor or Owner Lessor to enter into any Facility Sublease Document or any Operative Document,

(vii)           any ineligibility of the Facility or any Component or any portion of either thereof for any particular use, whether or not due to any failure of the Lessee to comply with any Applicable Law,

(viii)           any event of “force majeure” or any frustration,

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(ix)           any legal requirement similar or dissimilar to the foregoing, any present or future law to the contrary notwithstanding,

(x)           any insolvency, bankruptcy, reorganization or similar proceeding by or against the Sublessee or any other Person,

(xi)           any Lien of any Person with respect to the Facility Site, the Facility, any Component or any portion of either thereof or any part thereof,

(xii)           any prohibition, limitation or restriction of Sublessee’s use of all or any part of the Facility, the Facility Site or the Ground Interest or any portion thereof or any interest therein or the interference with such use by any Person,

(xiii)            the termination or loss of the Facility, the Facility Site or the Ground Interest or any portion thereof, any other lease, sublease, right-of-way, easement or other interest in personal or real property upon or to which any portion of the Facility is located, attached or appurtenant or in connection with which any portion of the Facility is used or otherwise affects or may affect the Facility or any right thereto,

(xiv)            any breach, default or misrepresentation by the Sublessor or the Owner Lessor or any other Person under any Facility Sublease Document or any Operative Document,

(xv)            any failure, omission or delay on the part of any Person to exercise any right, power or remedy under any Facility Sublease Document or any Operative Document,

(xvi)           the taking or omission of any of the actions referred to in any Facility Sublease Document or any Operative Document or

(xvii)          any other cause, whether similar or dissimilar to the foregoing, any present or future law notwithstanding, except as expressly set forth herein or in any Facility Sublease Document or any Operative Document.

It is the intention of the parties hereto that all Sublease Rent (and all amounts, including Sublease Termination Value, in lieu of Sublease Rent following termination of this Facility Sublease in whole or in part) payable by the Sublessee hereunder shall continue to be payable in all events in the manner and at times provided for herein.  Except as otherwise expressly provided in Section 10.2(b) and Section 10.3, such Sublease Rent, and all amounts (including Sublease Termination Value (or amounts computed by reference thereto), in lieu of Sublease Rent following termination of this Facility Sublease in whole or in part) shall not be subject to any abatement and the payments thereof shall not be subject to any setoff or reduction

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for any reason whatsoever, including any present or future claims of the Sublessee or any other Person against the Sublessor or any other Person under this Facility Sublease or otherwise.  To the extent permitted by Applicable Law, the Sublessee hereby waives any and all rights which it may now have or which at any time hereafter may be conferred upon it, by statute or otherwise, to terminate, cancel, quit or surrender this Facility Sublease with respect to the Facility except in accordance with Section 10.  If for any reason whatsoever this Facility Sublease shall be terminated in whole or in part by operation of law or otherwise (other than a termination solely as a result of the Seller Event of Default), except as specifically provided herein, the Sublessee nonetheless agrees, to the extent permitted by Applicable Law, to pay to the Sublessor an amount equal to, if in connection with a termination of a Renewal Sublease Term, Sublease Renewal Rent, and all Supplemental Sublease Rent and any other amounts due and owing, at the time such payment would have become due and payable in accordance with the terms hereof had this Facility Sublease not been so terminated.  Nothing contained herein shall be construed to waive any claim which the Sublessee might have under any Facility Sublease Document or otherwise or to limit the right of the Sublessee to make any claim it might have against the Sublessor or any other Person or to pursue such claim in such manner as the Sublessee shall deem appropriate.

Section 10.	EVENTS OF LOSS; OTHER TERMINATION EVENTS AND RIGHTS OF FIRST OFFER AND FIRST REFUSAL

Section 10.1  Occurrence of Events of Loss.

(a)  If an Event of Loss described in clauses (a), (b) or (c) of the definition of Event of Loss shall occur, the Sublessee shall have the right, at its own cost and expense, to rebuild or replace the Facility in accordance with the terms of Sections 10.1 and 10.3 of the Facility Lease and subject to all conditions to such rebuilding or replacement set forth in such Sections 10.1 and 10.3.  The Sublessee shall have the right, at its own cost and expense, to negotiate with the Financing Parties on behalf of and for the benefit of the Sublessor in connection with such rebuilding or replacement and the Sublessor, if requested by the Sublessee, will exercise commercially reasonable efforts to assist the Sublessee in satisfying the conditions to rebuilding or replacement set forth in Section 10.3 of the Facility Lease; provided however, that the Sublessor shall not be obligated to take any action until it shall have received from each Buyer Sublease Guarantor a re-affirmation of its obligation under the Buyer Sublease Guaranty.

(b)  If an Event of Loss described in clauses (a) or (b) of the definition of Event of Loss shall have occurred and the Sublessee shall have elected (or shall be deemed to have elected) not to rebuild or replace the Facility, and the Owner Lessor has delivered a written notice of its election to retain the Owner Lessor’s interest in accordance with Section 10.1(b)(ii) of the Facility Lease, Section 10.3 hereof shall apply and this Facility Sublease shall automatically terminate on date the Facility Lease terminates pursuant to Section 10.1(b)(ii) thereof.  The Sublessee shall pay to the Sublessor all Supplemental Sublease Rent accrued and unpaid on such termination date.  The Sublessee’s obligation to pay accrued Supplemental Sublease Rent shall survive the termination of the Facility Sublease pursuant to this Section 10.1(b).

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(c)  If an Event of Loss described in clauses (a), (b) or (c) of the definition of Event of Loss shall have occurred and the Sublessee shall have elected (or shall be deemed to have elected) not to rebuild or replace the Facility, and the Owner Lessor does not elect to retain its interest in accordance with Section 10.1(b)(ii) of the Facility Lease, then on the date specified for the payment by the Lessee in Section 10.1(b)(iv)(A) or (B) of the Facility Lease, the Sublessee shall, subject to Sections 10.2(b) and 10.3,  pay to the Sublessor (i) the amount which the Sublessor is required to pay to the Owner Lessor pursuant to such Section 10.1(b)(iv)(A) or (B), as applicable, plus (ii) all other Supplemental Sublease Rent accrued and unpaid on such termination date (including all reasonable documented out-of-pocket costs and expenses of the Sublessor and each Financing Party).  This Facility Sublease shall automatically terminate without any further action by or notice from the Sublessor as of the date of the termination of the Facility Lease following such Event of Loss; provided however, that the parties’ respective payment obligations hereunder shall survive such termination of this Facility Sublease.

(d)  If an Event of Loss described in clause (d) of the definition of Event of Loss shall occur, provisions of Section 10.1(c) of the Facility Lease shall apply.  If the Owner Lessor’s Interest is sold within the timeframe specified by such Section 10.1(c), the Sublessee shall, subject to Sections 10.2(b) and 10.3, pay to the Sublessor the sum of (i) the amount which the Sublessor is required to pay to the Owner Lessor under Section 10.1(c)(ii) of the Facility Lease and (ii) any accrued Supplemental Sublease Rent.  If the Owner Lessor’s Interest is not sold within the timeframe specified by such Section 10.1(c), the Sublessee shall, subject of Sections 10.2(b) and 10.3, pay to the Sublessor the Sublease Termination Value plus all other accrued Supplemental Sublease Rent.  The Sublessor hereby irrevocably designates the Sublessee to receive any and all net cash proceeds of the sale of the Owner Lessor’s Interest which may be payable to it as the Lessee pursuant to Section 10.1(c)(iii) of the Facility Lease.

(e)  the Sublessee and the Sublessor agree to cooperate in connection with any disposition of the Owner Lessor’s Interest pursuant to Section 10.1(b) and (c) of the Facility Lease.

Section 10.2  Sublease Termination Value.

(a)  Sublease Termination Value shall be calculated monthly, for the same day of the month as the stated Basic Lease Rent and Renewal Lease Rent, if any, are payable under the Facility Lease (each, a “TV Payment Date”). Sublease Termination Values during the Basic Sublease Term are set forth in Schedule B.

(b)  The Sublessee shall have the right to apply Sublease Termination Value amounts owed to the Sublessor under this Facility Sublease against any and all amounts owed to the Sublessee by the Sublessor on date of such termination or transfer pursuant to Section 4.2(b) and Section 10.3 hereof.

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Section 10.3  Payment of Unamortized Rent.  If (i) this Facility Sublease terminates for any reason, other than pursuant to Section 17 hereof, and the Sublessor has not entered into a New Sublease pursuant to Section 22.1, or (ii) the Sublessee acquires the Owner Lessor’s Interest pursuant to and in accordance with the provisions of Section 14.1, the Sublessor shall pay to the Sublessee on the next Sublease Termination Date an amount equal to Unamortized Rent as of such Sublease Termination Date and the Sublessee hereby expressly waives and relinquishes any and all other claims remedies at law or in equity it may have against the Sublessor or any of its Affiliates on account of such early termination of this Facility Sublease.

The Sublessor shall have the right to apply amounts owed to the Sublessee pursuant to this Section 10.3 against any and all amounts owed to the Sublessor by the Sublessee on the applicable Sublease Termination Date (including the Sublessee’s obligation to pay any Sublease Termination Value).

Section 10.4  Event of Loss Proceeds.

      Any payments solely with respect to the Facility received at any time by the Sublessee or the Sublessor from any Governmental Entity as a result of the occurrence of an Event of Loss described in clause (c) of the definition of an Event of Loss or from insurance proceeds as a result of the occurrence of an Event of Loss described in clause (a), (b) or (d) of the definition of an Event of Loss shall be applied in accordance with Section 10.2(b) of the Facility Lease subject in the case of the Sublessor to the next succeeding paragraph.  Each of the Sublessee and the Sublessor hereby agrees to pay any and all such amounts received by it at any time promptly to the parties entitled to receive such payment pursuant to Section 10.2(b) of the Facility Lease.

The Sublessor and the Sublessee agree that (i) the Sublessee shall be entitled to any and all proceeds received by, or which are required to be paid to, the Lessee pursuant to and in accordance with such Section 10.2 (“Event of Loss Proceeds”), (ii) the Sublessee will be entitled to use the Event of Loss Proceeds to pay for the costs of rebuilding or replacing the Facility in accordance with the terms of this Facility Sublease and the Operative Documents and (iii) if the Sublessee has not elected to rebuild or replace the Facility pursuant to Section 10.1 above, all Event of Loss Proceeds shall be applied in reduction of the Sublessee’s obligation to pay the amounts required to be paid by it pursuant to Section 10.1 above or, if already paid by the Sublessee, shall be applied to reimburse the Sublessee for its payment of such amounts.

Section 10.5  Burdensome Buyout and Obsolescence Events.

  Unless requested in writing by the Sublessee, subject to all applicable provisions of the Facility Lease, the Sublessor hereby agrees not to exercise any termination right it may have as the Lessee pursuant to Section 13 or Section 14 of the Facility Lease.  The Sublessee shall have the right to request the Sublessor to exercise its rights under Section 13 or Section 14 of the Facility Lease and the Sublessor agrees, if requested by the Sublessee, to assist the Sublessee in exercising such rights; provided however, that the Sublessor shall not be obligated to take any action until it shall have received such indemnity, security or undertaking for costs from the Sublessee as it may reasonably require for all costs, claims, losses and expenses and liabilities to the Financing

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Parties or any other Person which it will or may reasonably be expected to expend or incur in connection with such exercise of right of first offer or right of first refusal.

        Section 10.6  Right of First Offer and First Refusal. The Sublessee shall have the right to request the Sublessor to exercise its right of first offer or right of first refusal on the terms and conditions set forth in Section 13.1 and 13.2 of the Participation Agreement and the Sublessor agrees, if requested by the Sublessee, to take all commercially reasonable efforts to assist the Sublessee in exercising such rights; provided however, that the Sublessor shall not be obligated to take any action until it shall have received such indemnity, security or undertaking for costs from the Sublessee as it may reasonably require for all costs, claims, losses and expenses and liabilities to the Financing Parties or any other Person which it will or may reasonably be expected to expend or incur in connection with such exercise of the right of first offer or right of first refusal.

Section 10.7  Supplemental Financing; Optional Refinancing. Unless requested in writing by the Sublessee, subject to all applicable provisions of the Participation Agreement, the Sublessor hereby agrees not to exercise any right (a) to issue Additional Lessor Notes pursuant to Section 11.1 of the Participation Agreement or (b) to refund or refinance any Note pursuant to Section 11.2 of the Participation Agreement. The Sublessee shall have the right to request the Sublessor to exercise its rights under Section 11.1 or Section 11.2 of the Participation Agreement and the Sublessor agrees, if requested by the Sublessee, to take all commercially reasonable efforts to assist the Sublessee in exercising such rights; provided, however, that the Sublessor shall not be obligated to take any action until it shall have received such indemnity, security or undertaking for costs from the Sublessee as it may reasonably require for all costs, claims, losses and expenses and liabilities to the Financing Parties or any other Person which it will or may reasonably be expected to expend or incur in connection with such exercise of the rights to issue Additional Lessor Notes or refund or refinance any Note.

Section 11.	INSURANCE

The Sublessee will maintain (or cause to be maintained) the insurance required to be maintained by the Lessee pursuant to Schedule D to the Facility Lease. In addition, all policies of insurance required to be maintained by the Sublessee hereunder which, pursuant to the provisions of the Facility Lease, require the Owner Lessor to be named as an additional insured, shall name the Sublessor and the Guarantor as additional insureds.

Section 12.	INSPECTION

During the Facility Sublease Term, the Sublessee will provide to the Sublessor and each Financing Party access for inspection in accordance with the provisions of the Facility Lease.

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Section 13.	COVENANTS

Section 13.1  Covenants of the Sublessor.

(a)  Waivers, Modifications and Amendments.  The Sublessor agrees not to, directly or indirectly amend, modify, terminate or supplement any Designated Operative Document in any material respect without prior written consent of the Sublessee, such consent not to be unreasonably withheld or delayed.  The Sublessor shall promptly provide to the Sublessee a notice of any such amendment, modification or supplement together with a copy of all relevant documentation.

(b)  Special Purpose Entity.  So long as the Facility Sublease is outstanding, the Sublessor shall independently make decisions with respect to its business and daily operations, respect and appropriately document the separate and independent natures of its activities, as compared with those of any other Person, take all reasonable steps to continue its identity as a separate legal entity, and make it apparent to third persons that the Sublessor is a Person with assets and liabilities distinct from those of any other Person.  Without limiting the foregoing, the Sublessor shall:

(i)  not amend, modify or otherwise change this Facility Sublease or the Sublessor’s certificate of formation, in any material term or manner, or in a manner which adversely affects the Sublessor’s existence as a single purpose entity;

(ii)  not liquidate or dissolve (or suffer any liquidation or dissolution), or enter into any transaction of merger or consolidation, or acquire or permit the acquisition by purchase or otherwise all or substantially all the business or assets of, or any stock or other evidence of beneficial ownership of any Person;

(iii)  not guarantee or pledge its assets for the benefit of, or otherwise become liable on or in connection with, any obligation of any other Person;

(iv)  not own any asset other than the Facility Site and incidental property necessary for the operation of the Facility and not transfer or further encumber the Facility Site or the Facility, except as otherwise permitted by the Operative Documents or the Facility Sublease Documents;

(v)  not engage, either directly or indirectly, in any business other than the ownership of the Facility Site and activities contemplated by the Operative Documents and the Facility Sublease Documents;

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(vi)  not enter into any contract or agreement with any affiliate of any principal or Member of the Sublessor, except upon terms and conditions that are substantially similar to those that would be available on an arms length basis with third parties other than an affiliate;

(vii)  not incur any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation), other than (i) the existing indebtedness and obligations that the Sublessor has in respect of the Facility Sublease Documents and the Operative Documents;

(viii)  not make any loans or advances to any third party which, for avoidance of doubt, shall not include the Intercompany Note;

(ix)  be solvent and pay its debts from its assets as the same shall become due;

(x)  do all things necessary to preserve its existence, and will observe all formalities applicable to it;

(xi)  conduct and operate its business in its own name;

(xii)  at all times hold itself out to the public as, a legal entity separate and distinct from any other entity (including, without limitation, any affiliate or Member of the Sublessor, as applicable);

(xiii)  file its own tax returns (to the extent the Sublessor shall be unable to file a consolidated tax return with its Members);

(xiv)  maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

(xv)  allocate fairly and reasonably any overhead and expense for shared office space;

(xvi)  not commingle the funds and other assets of the Sublessor with those of, or pledge its assets for the benefit of, any of any other Person;

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(xvii)  maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or identify its individual assets from those of any Affiliate or any other Person;

(xviii)  not hold itself out to creditors (including through issuances of financial statements or otherwise) as being available to satisfy, or otherwise hold itself out to be responsible for the debts, liabilities or obligations of any other Person or entity;

(xix)  pay any liabilities out of its own funds, including salaries of its employees, not funds of any Affiliate;

(xx)  not use stationary, invoices, or checks of any other Person or entity, including its Affiliates; and

(xxi)  not hold title to the Sublessor’s assets other than in Sublessor’s name.

(c)  The Sublessor covenants and agrees that during the term of this Facility Sublease it shall not revoke a notice designating the Sublessee as a “copy party” under the Operative Documents.

Section 13.2  Covenants of the Sublessee.

(a)  Taxes. The Sublessee shall, prior to the time penalties shall attach thereto, (i) file, or cause to be filed, all material tax and information returns that are required to be, or are required to have been, filed by it in any jurisdiction, and (ii) pay or cause to be paid all material Taxes shown to be, or to have been, due and payable on such returns and all other material Taxes lawfully imposed and payable by it, to the extent the same shall have become due and payable, except to the extent there is a good faith contest thereof by the Sublessee.

(b)  No disposition of Units 10 through 30.  Without the prior written consent of the Sublessor, the Sublessee shall not (i) lease, assign, transfer or otherwise dispose of the Unit 10 Facility, the Unit 20 Facility or the Unit 30 Facility (as each such term is defined in the MISPA) or (ii) merge or consolidate with or into any Person, liquidate or dissolve unless, in each case, the transferee or the entity resulting from such consolidation or succeeding to such properties or assets (A) is organized under the laws of the United States, any state thereof or the District of Columbia and (B) shall expressly assume, pursuant to an agreement reasonably acceptable to the Sublessor, all of the Sublessee’s obligations under the Facility Sublease Documents or provide other indemnification, security or undertaking reasonably acceptable to the Sublessor.

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Section 13.3  Cooperation

. Upon either Party’s request, the other Party shall use all commercially reasonable efforts to assist the other Party in discharging such other Party’s obligations under Section 5.7 of the Participation Agreement.

Section 14.	SPECIAL SUBLEASE TRANSFERS

Section 14.1  Special Sublease Transfers.The Sublessor agrees that if it exercises the right to purchase the Facility or the Owner Lessor’s Interest at the direction of the Sublessee pursuant to Section 10.6, the Sublessor shall designate the Sublessee as its designee in respect of such transfer and the Sublessee shall purchase from the Sublessor such interest at a price equal to the Sublessor’s out-of-pocket costs and expenses (which shall include the purchase price paid by the Sublessor to the Owner Lessor) incurred in connection with such purchase (a “Special Sublease Transfer”), net of any amounts which may be owed by the Sublessor to the Sublessee pursuant to Section 10.3 hereof. Upon payment of such sums this Facility Sublease shall automatically terminate and the Sublessee shall cease to have any liability to the Sublessor with respect to this Facility Sublease and other Facility Sublease Documents except for obligations surviving pursuant to the express terms of this Facility Sublease or any Facility Sublease Document or which have otherwise accrued but not been paid as of such date.  The Sublessor shall transfer (by an appropriate instrument of transfer) such interest acquired from the Owner Lessor on “as is”, “where is” and “with all faults basis, without any representation or warranty other than a warranty as to the absence of any Lien in favor of the Sublessor.

Section 15.	FACILITY SUBLEASE RENEWAL

Section 15.1  Facility Sublease Renewal Term.  With respect to any negotiations with the Financing Parties of the terms of a renewal or extension of the Facility Lease, the Sublessee will, at Sublessee’s sole cost and expense, use commercially reasonable efforts to negotiate and obtain an extension or renewal of the Facility Lease on behalf of and for the benefit of the Sublessor, and the Sublessor, if requested by the Sublessee, will make commercially reasonable efforts to assist the Sublessee in obtaining such extension or renewal; provided however, that such renewal or extension does not impose any additional liability or obligation on the Sublessor or any of its Affiliates for which the Sublessee is not responsible (or subsequently agrees to be responsible) under the terms of this Facility Sublease. In connection with any such negotiation, the Sublessee will use commercially reasonable efforts to obtain from the Owner Lessor a release of the Guarantor from its obligations under the Guaranty. If, at the conclusion of any such negotiations by the Sublessee, the Sublessee has obtained a proposal from the Owner Lessor for the renewal or extension of the Facility Lease which does not impose any other conditions or responsibilities on the Lessee thereunder materially more onerous than prior to the renewal of the Facility Lease, the Sublessor agrees to accept such proposal and use commercially reasonable efforts to cause such renewal or extension to be entered into. Upon renewal of the Facility Lease and the payment by the Sublessee to the Sublessor of all amounts required under Section 15.2 this Facility Sublease shall automatically be extended for a term contemporaneous with the term of the Facility Lease (the “Renewal Sublease Term”).

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Section 15.2  Sublease Renewal Rent for the Renewal Sublease Terms

.  Renewal rent for any Renewal Sublease Term selected will be in the amount due under the Facility Lease, excluding any Supplemental Lease Rent (the “Sublease Renewal Rent”).

Section 16.	EVENTS OF DEFAULT

The following events shall constitute a “Sublease Event of Default” hereunder (whether any such event shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any Governmental Entity):

(a)  failure by the Sublessee to pay Sublease Rent when due pursuant to Section 3.2(b) or 15.2;

(b)  failure by the Sublessee to perform any obligations under the Facility Lease assumed by it hereunder as provided in Section 2.2, and such failure continues for a period of time in excess of the cure period, if any, applicable to such event pursuant to the Facility Lease;

(c)  failure by the Sublessee to make payment when due of any Sublease Rent (other than payments covered by clause (a) above) and such failure continues for more than the later of ten (10) days after written notice from the Sublessor and the last day of a cure period for corresponding payment, if any, under the Facility Lease;

(d)  failure by the Sublessee to perform or observe any covenant, obligation or agreement to be performed or observed by it under this Facility Sublease or any other Facility Sublease Document (other than any obligation or agreement referred to in Section 16(a), (b) or (c) above) in any material respect, and such failure shall continue unremedied for thirty (30) days after the earlier of (i) written notice thereof from the Sublessor or (ii) the date on which the Sublessee obtains Actual Knowledge thereof provided however, that if (i) such failure is capable of being remedied but not within such 30-day period, and (ii) such party is diligently proceeding to cure such failure, and such failure is reasonably capable of being remedied within such extended period, then the period for cure shall be extended for an additional 90 days;

(e)  (i) the Sublessee or any Buyer Sublease Guarantor commences any case or other proceeding (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or

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the Sublessee or any Buyer Sublease Guarantor shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Sublessee or any Buyer Sublease Guarantor any case or other proceeding of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) there shall be commenced against the Sublessee or any Buyer Sublease Guarantor any case or other proceeding seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or (iv) the Sublessee or any Buyer Sublease Guarantor shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; or (v) the Sublessee shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due;

(f)  any Facility Sublease Document to which the Sublessee is a party is terminated or ceases to constitute a valid and binding obligation of the Sublessee;

(g)  any Buyer Sublease Guarantor shall fail to perform any of its obligations set forth in the Buyer Sublease Guaranty and such failure shall continue unremedied until the later of (i) the cure period, if any, applicable to the underlying Sublease Default pursuant to clauses (a) through (f) above or (ii)  30 days after receipt by such Buyer Sublease Guarantor of written notice thereof from the Sublessor; and

(h)  the Buyer Sublease Guaranty ceases to be a valid and binding obligation of either Buyer Sublease Guarantor.

Section 17.	REMEDIES

Section 17.1  Remedies for Sublease Event of Default.  Upon the occurrence of any Sublease Event of Default and at any time thereafter so long as the same shall be continuing, the Sublessor may, at its option, declare this Facility Sublease to be in default by written notice to the Sublessee; provided that upon the occurrence of a Sublease Event of Default described in paragraph (e) of Section 16, this Facility Sublease shall automatically be deemed to be in default without the need for giving any notice; and at any time thereafter, so long as the Sublessee shall not have remedied all outstanding Sublease Events of Default, the Sublessor may do one or more of the following as the Sublessor in its sole discretion shall elect, if (i) the applicable Sublease Event of Default is (x) also a Lease Event of Default and has been declared or notified as such by the Owner Lessor or (y) a Sublease Event of Default under Section 16(e) or (h) above, elect to proceed under clause (a), (b) or (c) below and (ii) in any other case, proceed under clause (a) below only (and, for the avoidance of doubt, the provisions of clause (iii) of the paragraph immediately succeeding clause (c) shall not be applicable) to the extent permitted by, and subject to compliance with any mandatory requirements of, Applicable Law then in effect:

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(a)  proceed by appropriate court action or actions, either at law or in equity, to enforce performance by the Sublessee, at the Sublessee’s sole cost and expense, of the applicable covenants and terms of this Facility Sublease or to recover damages for breach thereof;

(b)  by notice in writing to the Sublessee, terminate this Facility Sublease whereupon all right of the Sublessee to the possession and use under this Facility Sublease of the Facility shall absolutely cease and terminate but the Sublessee shall remain liable as hereinafter provided; and thereupon, the Sublessor may demand that the Sublessee, and the Sublessee shall upon written demand of the Sublessor and at the Sublessee’s expense, forthwith return possession of the Facility to the Sublessor in the manner and condition required by, and otherwise in accordance with all of the provisions of this Facility Sublease; and the Sublessor may thenceforth hold, possess and enjoy the same free from any right of the Sublessee, or its successor or assigns, to use the Facility for any purpose whatever;

(c)  hold, keep idle or lease to others the Sublessor’s interest as the Sublessor in its sole discretion may determine, free and clear of any rights of the Sublessee under this Facility Sublease and without any duty to account to the Sublessee with respect to such action or inaction or for any proceeds with respect thereto, except that the Sublessee’s obligation to pay Sublease Rent due for any periods subsequent to the date upon which the Sublessee shall have been deprived of possession and use of the Facility pursuant to this Section 17 shall be reduced by the net proceeds, if any, received by the Sublessor from leasing the Facility to any Person other than the Sublessee.

In addition, the Sublessee shall be liable, except as otherwise provided in clause (c) above, (i) for any and all unpaid Sublease Rent due hereunder before or during the exercise of any of the foregoing remedies, (ii) on an After-Tax Basis, for reasonable legal fees and other reasonable, documented out-of-pocket costs and expenses incurred by reason of the occurrence of any Sublease Event of Default or the exercise of the Sublessor’s remedies with respect thereto,  and (iii) where applicable, the repayment in full of any costs and expenses necessary to be expended in connection with the return of the Facility in accordance with this Facility Sublease, including any costs and expenses incurred by Sublessor in connection with retaking constructive possession of, or in repairing, the Facility in order to cause it to be in compliance with all maintenance standards imposed by this Facility Sublease.

Section 17.2  Cumulative Remedies.  The remedies in this Facility Sublease provided in favor of the Sublessor shall not be deemed exclusive, but shall be cumulative and shall be in addition to all other remedies in its favor existing at law or in equity; and the exercise or beginning of exercise by the Sublessor of any one or more of such remedies shall not, except as specifically provided in this Section 17, preclude the simultaneous or later exercise by the Sublessor of any or all of such other remedies.  To the extent permitted by Applicable Law, the Sublessee hereby waives any rights now or hereafter conferred by statute or otherwise which may require the Sublessor to sell, lease or otherwise use the Facility or any Component thereof in mitigation of the Sublessor’s damages as set forth in this Section 17 or which may otherwise limit or modify any of the Sublessor’s rights and remedies in this Section 17.

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Section 17.3  No Delay or Omission to be Construed as Waiver.  No delay or omission to exercise any right, power or remedy accruing to the Sublessor upon any breach or default by the Sublessee under this Facility Sublease shall impair any such right, power or remedy of the Sublessor, nor shall any such delay or omission be construed as a waiver of any breach or default, or of any similar breach or default hereafter occurring; nor shall any waiver of a single breach or default be deemed a waiver of any subsequent breach or default.

Section 18.	NO ASSIGNMENTS, SUBLETTING

The Sublessee may not assign, sell, convey, transfer sublease or otherwise dispose of this Facility Sublease or any of its right hereunder in whole or in part, or sublease or grant concessions, or licenses or other rights for the occupancy or use of all or any portion of the Facility or the Facility Site.  The Sublessee hereby agrees that any assignment of its interest in this Facility Sublease shall constitute an event of default hereunder and shall be null and void ab initio.

Section 19.	SUBLESSOR’S RIGHT TO PERFORM

If the Sublessee fails to make any payment required to be made by it hereunder or under any Facility Sublease Document or fails to perform or comply with any of its other agreements contained herein or obligations under the Facility Lease assumed by it pursuant to Section 2.2 after notice to the Sublessee and failure of the Sublessee to so perform or comply within ten (10) days thereafter in the case of a failure to make any payment or thirty (30) days thereafter in all other cases, the Sublessor may itself make such payment or perform or comply with such agreement in a reasonable manner, but shall not be obligated hereunder to do so, and the amount of such payment and of the reasonable expenses of the Sublessor incurred in connection with such payment or the performance of or compliance with such agreement, as the case may be, together with interest thereon at the Overdue Rate, to the extent permitted by Applicable Law, shall be deemed payable by the Sublessee to the Sublessor on demand.

Section 20.	GENERAL INDEMNITY

Section 20.1  Claims Indemnified.

  Subject to the exclusions stated in Section 20.2, the Sublessee will, on an after-tax basis, indemnify the Sublessor and its respective members, partners, agents, employees, servants and affiliates (each, a “Sublessor Indemnitee”) for, hold each Sublessor Indemnitee harmless from, and defend each Sublessor Indemnitee against, all liabilities, obligations, losses, damages, penalties, environmental claims, actions, suits, costs, expenses, judgments and claims of any nature (each, a “Claim,” and collectively, the “Claims”) that may be imposed on or asserted against such Sublessor Indemnitee arising out of, in connection with, or relating to any of the following:

(a)  the construction, financing, refinancing, acquisition, operation, warranty, ownership, possession, maintenance, repair, lease, condition, alteration, modification,

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restoration, refurbishing, return, purchase, sale or other disposition, insuring, sublease, or other use or non-use of the Facility, the Facility Site or any portion or component thereof or interest therein;

(b)  the conduct of the business or affairs of the Sublessee at the Facility and the Facility Site or in connection therewith;

(c)  the manufacture, design, purchase, acceptance, rejection, delivery or condition of, or improvement to, the Facility, the Facility Site or any portion or component thereof or interest therein;

(d)  any Facility Sublease Document, the execution, delivery, performance or enforcement thereof or any amendment, supplement or modification to, or any waiver, thereof or thereto;

(e)  the Environmental Condition of, or any Release of Hazardous Materials from the Facility, the Facility Site or any portion or component thereof;

(f)  the reasonable documented costs and expenses of each Sublessor Indemnitee incurred in connection with any modification, amendment, supplement to, or any waiver to the Facility Sublease documents or any Operative Document (whether or not entered into);

(g)  the imposition of any lien other than, with respect to a particular Sublessor Indemnitee, a lien arising by or through such Sublessor Indemnitee (or its agents, employees, servants or affiliates) that is prohibited under the terms of the Facility Lease documents;

(h)  any violation by, or liability relating to, the Sublessee of, or under, any applicable law, whether now or hereafter in effect (including those relating to the environment), or any action of any governmental body or other person taken with respect to the Facility, the Facility Site, any Facility Sublease Document or the interests of any Sublessor Indemnitee under the Facility Sublease Documents, or the presence, release, generation, management, recycling, use, storage, transportation, treatment or manufacture of any Hazardous Materials in, at, under or from the Facility, the Facility Site or any portion or component thereof;

(i)  failure to obtain the KeySpan Release (as such term is defined in the MISPA) of the guaranty issued by the Guarantor to the New York Department of Public Service on August 5, 2005 in connection with the decommissioning of the Facility, or the failure by the Sublessee or its relevant Affiliate to maintain or comply with the terms of any

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replacement guaranty, letter of credit or other form of security posted by the Sublessee or such Affiliate in connection with the KeySpan Release of such guaranty;

(j)  the nonperformance or breach by the Sublessee of any obligation contained in any Facility Sublease Document;

(k)  the continuing fees (if any) and expenses of any Financing Party acting as a trustee or agent (including the reasonable, documented out of pocket fees and expenses of its counsel, accountants and other professional persons) arising out of discharge of its duties under or in connection with the Operative Documents; and

(l)  in any other way relating to the Facility Lease or the Facility Sublease, or the transaction contemplated by the Facility Sublease Documents.

Section 20.2  Claims Excluded. Any Claim to the extent (A) arising out of or attributable to, (B) in connection with or (C) relating to, any of the following, is excluded from the Sublessee’s agreement to indemnify any Sublessor Indemnitee under this Section 20:

(a)  acts, omissions or events (including violation of law or any change in the Environmental Condition of the Facility or the Facility Site or any portion or Component thereof, or the use, storage, transportation, treatment or manufacture of any Hazardous Material in, at, under or from the Facility or the Facility Site)  occurring after expiration or other termination of the Facility Sublease and, where required by the Facility Sublease, return of the Facility to the Sublessor or its designee in compliance with the provisions of the Facility Sublease. Nothing in this Section 20.2 shall be construed to waive any right or claim which either party hereto (or any of their respective Affiliates) may have pursuant to the MISPA;

(b)  any offer, sale, assignment, transfer or other disposition (voluntary or involuntary) by or on behalf of the Sublessor of all or any of its interests in the Facility Lease or the Facility Site, unless such transfer is required by the terms of the Facility Sublease Documents or occurs in connection with the exercise of remedies during continuance of a Sublease Event of Default;

(c)  the gross negligence or willful misconduct of the Sublessor Indemnitee seeking indemnification or of a Related Party of such Sublessor Indemnitee;

(d)  noncompliance with the terms of any Facility Sublease Document by, or the breach of any agreement, covenant, representation or warranty under the Operative Documents, including Sublessor Retained Obligations, of the Sublessor Indemnitee seeking indemnification or a Related Party of such Sublessor Indemnitee, unless attributable to a breach by the Sublessee of any of its obligations under the Facility Sublease Documents;

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(e)  any obligation or liability expressly assumed in any Facility Sublease Document by the Sublessor Indemnitee seeking indemnification or by a Related Party of such Sublessor Indemnitee;

(f)  with respect to the Sublessor Indemnitee seeking indemnification, any claim constituting or arising from a Lien (other than a Permitted Lien) attributable to such Sublessor Indemnitee or to a Related Party of such Sublessor Indemnitee;

(g)  any Claim that is a tax, or is a cost of contesting a tax, whether or not the Lessee is required to indemnify therefor; and

(h)  any Claim relating to the costs and expenses of any Sublessor Indemnitee in connection with any amendments, supplements, modification or waiver to the Facility Sublease Documents or the Facility Lease Documents requested by such Sublessor Indemnitee or a Related Party if such amendment or supplement is not required by the Facility Lease Documents or requested by the Sublessee.

Section 20.3  Insured Claims.  Subject to the provisions of Section 20.5, in the case of any Claim indemnified by the Sublessee hereunder which is covered by a policy of insurance maintained by the Sublessee, each Sublessor Indemnitee agrees, unless it and each other Sublessor Indemnitee shall waive its rights to indemnification (for itself and each Related Party thereto) in a manner reasonably acceptable to the Sublessee, to cooperate, at the sole cost and expense of the Sublessee, with insurers in exercise of their rights to investigate, defend or compromise such Claim.

Section 20.4  Claims Procedure. Each Sublessor Indemnitee shall promptly after such Sublessor Indemnitee shall have Actual Knowledge thereof notify the Sublessee of any Claim as to which indemnification is sought; provided, that the failure so to notify the Lessee shall not reduce or affect the Sublessee’s liability which it may have to such Sublessor Indemnitee under this Section 20, unless such failure materially increases the Sublessee’s liability under such Claim from that which would have existed if the failure to give notice had not occurred or materially prejudices the Sublessee’s ability to defend such claim; and provided, further, that no payment hereunder by the Sublessee to an Sublessor Indemnitee shall be deemed to constitute a waiver or release of any right or remedy that the Sublessee may have against any such Sublessor Indemnitee for actual damages resulting directly from such failure or delay of such Sublessor Indemnitee to give the Sublessee such notice. Any amount payable to any Sublessor Indemnitee pursuant to this Section 20 shall be paid within thirty (30) days after receipt of such written demand therefor from such Sublessor Indemnitee (or, if this Facility Sublease is terminated pursuant to Section 10 or 17 hereof prior to the expiration of the 30-day period, by such date of termination), accompanied by a certificate of such Sublessor Indemnitee stating in reasonable detail the basis for the indemnification thereby sought and (if such Sublessor Indemnitee is not a party hereto) an agreement to be bound by the terms hereof as if such Sublessor Indemnitee were such a party. The foregoing shall not, however, constitute an obligation to disclose confidential information of any kind without the execution of an

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appropriate confidentiality agreement. Promptly after the Sublessee receives notification of such Claim accompanied by a written statement describing in reasonable detail the Claims which are the subject of and basis for such indemnity and the computation of the amount so payable, the Sublessee shall, without affecting its obligations hereunder, notify such Sublessor Indemnitee whether it intends to pay, object to, compromise or defend any matter involving the asserted liability of such Sublessor Indemnitee. The Sublessee shall have the right to investigate and, so long as no Sublease Event of Default shall have occurred and be continuing, the Sublessee shall have the right, in its sole discretion, to defend or compromise such Claim for which indemnification under this Section 20 is sought (which defense or compromise shall be deemed an acknowledgment of liability by the Sublessee in respect of such Claim); provided that no such defense or compromise (i) is reasonably likely to involve any danger of foreclosure, sale, forfeiture or loss of, or imposition of a Lien on any part of the Facility, the Ground Interest, the Lessor Estate or the other Indenture Estate or the impairment of the Facility in any material respect or (ii) could result in any criminal liability being incurred by, or could reasonably be expected to have any material adverse effect on, such Sublessor Indemnitee, provided further, that no Claim shall be compromised by the Sublessee on a basis that admits any criminal violation or gross negligence or willful misconduct on the part of such Sublessor Indemnitee without the express written consent of such Sublessor Indemnitee; and provided, further, that to the extent that other Claims unrelated to the  transactions contemplated by the Facility Sublease Documents are part of the same proceeding involving such Claim, the Sublessee may assume responsibility for the contest or compromise of such Claim only if the same may be and is severed from such other Claims (and each Sublessor Indemnitee agrees to use reasonable efforts to obtain such a severance). If the Sublessee elects, subject to the foregoing, to compromise or defend any such asserted liability, it may do so at its own expense and by counsel selected by it and reasonably satisfactory to such Sublessor Indemnitee. Upon the Sublessee’s election to compromise or defend such asserted liability and notification to such Sublessor Indemnitee of its intent to do so, such Sublessor Indemnitee shall cooperate at the Sublessee’s expense with all reasonable requests of the Sublessee in connection therewith and will provide the Sublessee with all information not within the control of the Sublessee as is reasonably available to such Sublessor Indemnitee which the Sublessee may reasonably request; provided however, that such Sublessor Indemnitee shall not, unless otherwise required by Applicable Law, be obligated to disclose to the Sublessee or any other Person, or permit the Sublessee or any other Person to examine (i) any income tax returns of the Sublessor, the Owner Participant, the Owner Lessor or the Equity Investor or (ii) any confidential information or pricing information not generally accessible by the public possessed by the Sublessor, the Owner Participant, the Owner Lessor or the Equity Investor (and, in the event that any such information is made available, the Sublessee shall treat such information as confidential and shall take all actions reasonably requested by such Sublessor Indemnitee for purposes of obtaining a stipulation from all parties to the related proceeding providing for the confidential treatment of such information from all such parties). Where the Sublessee, or the insurers under a policy of insurance maintained by the Sublessee, undertake the defense of such Sublessor Indemnitee with respect to a Claim (with counsel reasonably satisfactory to such Sublessor Indemnitee in the case of the Sublessee or its Affiliates and without reservation of rights against such Sublessor Indemnitee), no additional legal fees or expenses of such Sublessor Indemnitee in connection with the defense of such Claim shall be indemnified hereunder unless such fees or expenses were incurred at the request of the Sublessee or such insurers. Notwithstanding the foregoing, a Sublessor Indemnitee may participate at its

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own expense in any judicial proceeding controlled by the Sublessee pursuant to the preceding provisions, but only to the extent that such party’s participation does not in the reasonable opinion of counsel to the Sublessee interfere with such control; provided however, that such party’s participation does not constitute a waiver of the indemnification provided in this Section 20; provided, further, that if and to the extent that (i) such Sublessor Indemnitee is advised by counsel that an actual or potential conflict of interest exists where it is advisable for such Sublessor Indemnitee to be represented by separate counsel or (ii) there is a risk that such Sublessor Indemnitee may be indicted or otherwise charged in a criminal complaint and such Sublessor Indemnitee informs the Sublessee that such Sublessor Indemnitee desires to be represented by separate counsel, such Sublessor Indemnitee shall have the right to control its own defense of such Claim and the reasonable fees and expenses of such defense (including the reasonable fees and expenses of such separate counsel) shall be borne by the Sublessee. So long as no Sublease Event of Default shall have occurred and be continuing, no Sublessor Indemnitee shall enter into any settlement or other compromise with respect to any Claim without the prior written consent of the Sublessee unless (i) the Sublessor Indemnitee waives its rights to indemnification hereunder or (ii) the Sublessee has not acknowledged its indemnity obligation with respect thereto and there is a significant risk that a default judgment will be entered against such Sublessor Indemnitee. Nothing contained in this Section 20.4 shall be deemed to require any Sublessor Indemnitee to contest any Claim or to assume responsibility for or control of any judicial proceeding with respect thereto.

Section 20.5  Subrogation. To the extent that a Claim indemnified by the Sublessee under this Section 20 is in fact paid in full by the Sublessee or an insurer under an insurance policy maintained by the Sublessee, the Sublessee (so long as no Sublease Event of Default shall have occurred and be continuing) or such insurer shall be subrogated to the rights and remedies of the Sublessor Indemnitee on whose behalf such Claim was paid to the extent of such payment (other than rights of such Sublessor Indemnitee under insurance policies maintained at its own expense or rights of the Owner Trustee under the Trust Agreement) with respect to the transaction or event giving rise to such Claim. Should a Sublessor Indemnitee receive any refund, in whole or in part, with respect to any Claim paid by the Sublessee hereunder, it shall promptly pay over to the Sublessee the lesser of (i) the amount refunded reduced by the amount of any Tax incurred by reason of the receipt or accrual of such refund and increased by the amount of any Tax (but not in excess of the amount of such reduction) saved as a result of such payment or (ii) the amount the Sublessee or any of its insurers has paid in respect of such Claim; provided that, so long as a Sublease Event of Default shall have occurred and is continuing, such amount may be held by the Sublessor as security for the Sublessee’s obligations under the Facility Sublease Documents.

Section 20.6  Minimize Claims. The Sublessor and any other Sublessor Indemnitee will, to the extent within their control, use their respective reasonable efforts to minimize Claims relating to them, respectively, indemnifiable by the Sublessee under this Section 20, including by complying with reasonable requests by the Sublessee to do or to refrain from doing any act if such compliance is of a purely ministerial nature or, in the good faith opinion of the Sublessor, otherwise has no adverse impact on the Sublessor or any Affiliate of any thereof or on the business or operations of any of the foregoing.

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Section 21.	GENERAL TAX INDEMNITY

Section 21.1  General Tax Indemnity.

(a)  Indemnity.  Except as provided in Section 21.1(b), the Sublessee agrees (but, in all events, without duplication of indemnities) to indemnify on an After-Tax Basis the Sublessor and its respective Affiliates, agents, employees, servants, directors, members, and shareholders (the “Tax Indemnitee”), and to hold the Tax Indemnitee harmless from and to defend the Tax Indemnitee against (i) any amounts owed by the Tax Indemnitee to the Head Lease Tax Indemnitees under the Operative Documents and (ii) all Taxes that are imposed upon (A) the Tax Indemnitee as the result of (x) acts or omissions of the Sublessee (other than permitted acts excluded under Section 3(b), and events excluded under Section 4, of the Sublease Tax Indemnity Agreement) or (y) any breach of a Tax Representation (within the meaning of the Sublease Tax Indemnity Agreement) or (B) the Facility, the Facility Site, the Ground Interest or any Component or portion thereof or any interest therein, the Indenture Estate, the Collateral or upon any Operative Document or interest therein, or otherwise arising out of, in connection with or relating to, any of the following:

(i)  the construction, financing, refinancing, acquisition, operation, use, non-use, warranty, ownership, possession, repossession, maintenance, repair, lease, condition, alteration, modification, substitution, restoration, refurbishing, rebuild, replacement, return, purchase, sale, transfer or other disposition, insuring, sublease, or other use or non-use of the Facility, the Facility Site, the Ground Interest or any Component or portion of any thereof or interest therein;

(ii)  the conduct of the business or affairs of the Sublessee, any of its Affiliates, or any other operator at or in connection with the Facility, the Ground Interest, or the Facility Site;

(iii)  the manufacture, design, installation, preparation, purchase, acceptance, rejection, delivery, redelivery, exchange, transport, assembly, dismantling, abandonment, storage, shutdown or condition of, or improvement to, the Facility, the Facility Site, the Ground Interest, or any Component or portion thereof or any interest therein;

(iv)  the Facility Sublease, the Site Sub-sublease or any other Facility Sublease Document, the execution or delivery thereof, or the performance or enforcement of any terms thereof or any amendment or supplement thereto;

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(v)  any indebtedness with respect to the Facility or the Facility Sublease or the transfer, issuance, acquisition, modification, reoptimization or refinancing thereof, or the payment of any amounts thereon or with respect thereto;

(vi)  any actual or constructive payment of principal, interest or any other amount in respect of any prepaid rent;

(vii)  the payment of Sublease Base Rent, Sublease Renewal Rent, Supplemental Sublease Rent or any other payment under the Facility Sublease; or

(viii)  otherwise in connection with the transactions contemplated by the Operative Documents or any document or instrument in connection with the Facility or related to any Operative Document, including the exercise of rights or remedies under any Operative Document or the enforcement of any Operative Document.

(b)  Excluded Taxes.  The indemnity provided for in Section 21.1(a) above shall not extend to any Tax that is attributable to or arises as a result of any of the following (the “Excluded Taxes”):

(i)  (A) U.S. federal income taxes (including Taxes in the nature of capital gain, accumulated earnings, personal holding company, excess profits, minimum, alternative minimum and other similar taxes), (B) Taxes imposed under Article 9-A of the New York State Tax Law or Title 11, Chapters 5 (Unincorporated Business Tax) or 6, Subchapter 2 (General Corporation Tax) of the Administrative Code of the City of New York (“New York Taxes”) or any Taxes imposed in lieu thereof to the extent such Taxes imposed in lieu thereof are not in excess of the New York Taxes assumed to be owed by the Owner Participant on an annual basis with respect to the transactions contemplated by the Operative Documents and set forth on Schedule 9.2(b)(i) to the Participation Agreement, and (C) Taxes other than (x) U.S. federal income taxes and (y) Taxes imposed by the State of New York or any governmental or taxing authority thereof or therein, provided that this clause (C) shall not apply to any Taxes that would not have been imposed but for (w) the location of the Facility or any portion thereof (including any Component) in the jurisdiction imposing such Taxes, (x) the execution and delivery of the Operative Documents or the Facility Sublease in such jurisdiction, (y) the identity, organization, incorporation or presence in such jurisdiction of the Sublessee and/or (z) the making of any payment under the Operative Documents or under the Facility Sublease by or on behalf of the Sublessee from within such jurisdiction;

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(ii)  (A) Taxes attributable to any period after expiration or other termination of the Facility Lease or the Facility Sublease and surrender of the Facility to the Sublessor, the Lessor or the successors of either and, as to Taxes in respect of the payment of Sublease Rent, after the payment of all Sublease Rent, (B) Taxes attributable to any period ending prior to the Sublease Closing Date, and (C) with respect to any Straddle Period, Taxes allocated to the portion of the Straddle Period deemed to end on or before the Sublease Closing Date on the basis of an interim closing of the books, except that Taxes (such as real property Taxes) imposed on a periodic basis shall be allocated on a daily basis;

(iii)  Taxes imposed on the Tax Indemnitee attributable to the fraud, gross negligence or willful misconduct of the Tax Indemnitee or any Affiliate thereof (other than fraud, gross negligence or willful misconduct imputed to the Tax Indemnitee or any Affiliate thereof by reason of its participation in the transactions contemplated by the Operative Documents or the Facility Sublease);

(iv)  Taxes in the nature of succession, inheritance, estate and other similar taxes;

(v)  Taxes imposed on the Tax Indemnitee attributable to (A) any act or omission of such Tax Indemnitee (or any Related Party thereto) that is expressly prohibited (or, in the case of a failure to act, required to be performed) by the Operative Documents, any document or instrument in connection with the Facility and related to any Operative Document to which the Tax Indemnitee is a party or the Facility Sublease or (B) a breach by the Tax Indemnitee (or any Related Party thereto) or the inaccuracy of any of its representations, warranties or covenants under any Operative Document or under the Facility Sublease, unless attributable to the breach by the Sublessee of any of its obligations or representations under any Operative Document or under the Facility Sublease;

(vi)  Taxes imposed on any assignee or successor-in-interest to the Tax Indemnitee (including any transfer by merger, consolidation, liquidation, reorganization or otherwise by operation of law) to the extent any such Taxes exceed the Taxes that would have been imposed had no assignment or transfer taken place determined under the law as in effect on the date of the transfer; provided that this exclusion shall not apply for purposes of determining gross-up amounts and payments required to be made on an After-Tax Basis;

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(vii)  Taxes imposed on the Tax Indemnitee attributable to the Tax Indemnitee’s or any Related Party to such Tax Indemnitee’s being treated as other than a United States Person.

(viii)  Taxes attributable to the failure of the Tax Indemnitee or any Related Party thereto to comply on a timely basis with certification, information, documentation, reporting or other similar requirements; provided that this exclusion shall only apply if such Tax Indemnitee or Related Party is eligible to comply with such requirement and shall have been given timely written notice of such requirement by the Sublessee;

(ix)  Taxes imposed on the Tax Indemnitee to the extent that such Tax Indemnitee’s breach of its contest obligations under Section 21.1(g) effectively precludes the Sublessee’s ability to contest the Taxes;

(x)  Taxes imposed on the Tax Indemnitee resulting from an amendment, modification, supplement or waiver to any Operative Document which was not requested by the Sublessee unless such amendment, modification, supplement or waiver (A) was required by Applicable Law or the Operative Documents, (B) is necessary or appropriate to conform with any amendment, modification, supplement or waiver to any Operative Document requested by the Sublessee in writing, or (C) is made while a Sublease Event of Default shall have occurred and be continuing;

(xi)  Taxes relating to Section 4975 of the Code, Title I of ERISA or any Similar Law to the extent attributable to a breach by the Tax Indemnitee of its representations and/or covenants in Section 3.4(g) or 7.8 of the Participation Agreement, Section 6.8 or 7.2 of the OP Guaranty, Section 4.3 of the Certificate Purchase Agreement or the Certificates (including in respect of any beneficial interest therein), as applicable;

(xii)  Taxes imposed or collected under Section 1441 through 1446 of the Code;

(xiii)  Penalties, additions to tax or interest imposed on the Tax Indemnitee attributable to the Tax Indemnitee’s or a Related Party’s failure (A) to comply with the requirements imposed on it under Section 6011, 6111, or 6112 of the Code or the Treasury Regulations promulgated thereunder or (B) to timely file returns as required by a taxing authority unless such failure to timely file returns is attributable to the Sublessee’s not providing information that it is expressly required to provide under the Facility Sublease or otherwise breaching any of its obligations under the Facility Sublease;

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(xiv)  Taxes imposed on the Sublessor or any Related Party thereto as a result of the Sublessor’s being treated as other than a disregarded entity or pass through entity for tax purposes;

(xv)  Taxes imposed on the Tax Indemnitee with respect to the employees of the Tax Indemnitee in the nature of a payroll tax;

(xvi)  Taxes imposed on the Tax Indemnitee as a result of the transfer, delivery or recordation of the Operative Documents or the Facility Sublease occurring on the Sublease Closing Date;

(xvii)  New York State and New York City sales Taxes, the payment of which has been contractually allocated to the Sublessor pursuant to Section 23.12 hereof; and

(xviii)  Taxes arising out of, or caused by, any voluntary assignment, sale, transfer or other disposition (direct or indirect) or any involuntary assignment, sale, transfer or other disposition (direct or indirect) resulting from a bankruptcy or similar proceeding for relief of debtors in which the Tax Indemnitee or a Related Party thereto is a debtor or a foreclosure by a creditor of such Tax Indemnitee or Related Party by the Sublessor of all or any of its interest in the Facility, the Facility Site, or any Component or portion thereof or interest therein.

provided, however, that no Tax that is being contested in good faith in an appropriate proceeding shall be payable (except as may be required to be paid pursuant to Section 21.1(c) below) while such proceeding is pending or subject to any appeal pending a final judgment.

(c)  Payment.  Each payment required to be made by the Sublessee to the Tax Indemnitee pursuant to this Section 21.1 shall be paid either (i) when due directly to the applicable taxing authority, by the Sublessee if it is permitted to do so, or (ii) where direct payment is not permitted and with respect to gross-up amounts, in immediately available funds to the Tax Indemnitee by the later of (A) 30 days following the Sublessee’s receipt of the Tax Indemnitee’s written demand for the payment (which demand shall be accompanied by a statement of the Tax Indemnitee describing in reasonable detail the Taxes for which the Tax Indemnitee is demanding indemnity and the computation of such Taxes), (B) subject to Section 21.1(g) below, in the case of amounts which are being contested pursuant to such Section 21.1(g), at the time and in accordance with a final determination of such contest or (c) in the case of any indemnity demand for which the Sublessee has requested review and determination pursuant to Section 21.1(d) below, the completion of such review and determination; provided, however, that in no event shall such payment (or, at the Sublessee’s option pursuant to Section 21.1(g)(iii)(E), payment by the Sublessee of a Tax Advance) be made later than the date which is five Business Days prior to the date on which such Taxes are required to be paid to the applicable taxing

49

authority.  Any amount payable to the Sublessee pursuant to Section 21.1(e) or Section 21.1(f) below shall be paid promptly (but in all events within 30 days) after the Tax Indemnitee realizes a Tax or Indemnity Benefit giving rise to a payment under Section 21.1(e) or receives a refund or credit giving rise to a payment under Section 21.1(f) or receives a payment from a Head Lease Tax Indemnitee under Section 9.2(e) or (f) of the Participation Agreement, as the case may be, and shall be accompanied by a statement of the Tax Indemnitee computing in reasonable detail the amount of such payment.  Any amount that would be payable to the Sublessee pursuant to Section 21.1(e) or Section 21.1(f) below but for the fact that such amount would be in excess of the amount of indemnity(ies) previously paid to the Tax Indemnitee by the Sublessee may be used as an offset against any future general tax indemnity payments owed by the Sublessee to the Tax Indemnitee.  Upon the final determination of any contest pursuant to Section 21.1(g) below in respect of any Taxes for which the Sublessee has made a Tax Advance, the amount of the Sublessee’s obligation under Section 21.1(a) above shall be determined as if such Tax Advance had not been made.  Any obligation of the Sublessee under this Section 21.1 and the Tax Indemnitee’s obligation to repay the Tax Advance will be satisfied first by set-off against each other, and any difference owing by either party will be paid within 10 days of such final determination.

(d)  Independent Examination.  With respect to the exercise of rights by the Tax Indemnitee under Section 9.2(d) of the Participation Agreement, the Tax Indemnitee shall, to the extent permitted under Section 9.2(d) of the Participation Agreement, grant the Sublessee a power of attorney to act on behalf of the Tax Indemnitee, provided that no Sublease Event of Default shall have occurred and be occurring.  Within 30 days after the Sublessee receives any computation from the Tax Indemnitee pursuant to Section 21.1(c)(ii)(A) above, the Sublessee may request in writing that an independent public accounting firm jointly selected by the Tax Indemnitee and the Sublessee review and determine on a confidential basis the amount of any indemnity payment payable by the Sublessee to the Tax Indemnitee pursuant to this Section 21.1 or any payment by the Tax Indemnitee to the Sublessee pursuant to Section 21.1(e) or Section 21.1(f) below.  The Tax Indemnitee shall cooperate with such accounting firm and supply it with all information reasonably necessary for the accounting firm to conduct such review and determination; provided that such accounting firm shall agree in writing in a manner reasonably satisfactory to the Tax Indemnitee to maintain the confidentiality of such information; and provided, further, that the Tax Indemnitee shall not be required to provide income tax returns.  The parties hereto agree that the Tax Indemnitee shall have sole control over the positions taken with respect to its own tax returns and filings.  The parties hereto further agree that the independent public accounting firm’s sole responsibility shall be to verify the computation of any payment pursuant to this Section 21.1 and that matters of interpretation of this Facility Sublease or any other Operative Document are not within the scope of the independent accountant’s responsibility.  The fees and disbursements of such accounting firm will be paid by the Sublessee; provided that such fees and disbursements will be paid by the Tax Indemnitee if the verification results in an adjustment in the Sublessee’s favor of five percent or more of the indemnity payment or payments computed by the Tax Indemnitee (determined using a discount rate of six percent).  In the event such accounting firm determines that such computations are incorrect, then such firm shall determine what it believes to be the correct computations.  The computations of the accounting firm shall be final, binding and conclusive

50

upon the Sublessee and the Tax Indemnitee (absent manifest error).  Such accounting firm shall be requested to makes its determination within 30 days.

(e)  Tax or Indemnity Benefit.  If, as the result of any Taxes paid or indemnified against by the Sublessee under this Section 21.1, (i) the aggregate Taxes actually paid by the Tax Indemnitee for any taxable year are less (whether by reason of a deduction, credit, allocation or apportionment of income or otherwise) than the amount of such Taxes that otherwise would have been payable by the Tax Indemnitee, or (ii) the Tax Indemnitee actually receives a payment pursuant to Section 9.2(e) of the Participation Agreement (each a “Tax or Indemnity Benefit”), then to the extent such Tax or Indemnity Benefit was not taken into account in determining the amount of indemnification payable under Section 21.1(a) above and provided no Sublease Event of Default shall have occurred and be continuing (in which event the payment provided under this Section 21.1(e) shall be deferred until the Sublease Event of Default has been cured), the Tax Indemnitee shall pay to the Sublessee the lesser of (A) (y) the amount of such Tax or Indemnity Benefit, plus (z) an amount equal to any United States federal, state or local income tax benefit realized by the Tax Indemnitee as a result of the payment under clause (y) above and this clause (z) and (B) the amount of the indemnity(ies) paid pursuant to this Section 21.1 giving rise to such Tax or Indemnity Benefit.  If it is subsequently determined that the Tax Indemnitee was not entitled to such Tax or Indemnity Benefit, the portion of such Tax or Indemnity Benefit that was repaid to the Sublessee will be treated as Taxes for which the Sublessee must indemnify the Tax Indemnitee pursuant to this Section 21.1 without regard to Section 21.1(b) (other than Section 21.1(b)(iii)).

(f)  Refund.  If the Tax Indemnitee obtains a refund or credit of all or part of any Taxes paid, reimbursed or advanced by the Sublessee pursuant to this Section 21.1 or a payment from a Head Lease Tax Indemnitee under Section 9.2(f) of the Participation Agreement with respect to a refund or credit of any Taxes indemnified by the Sublessee, the Tax Indemnitee promptly shall pay to the Sublessee (x) the amount of such refund or credit (net of any Tax payable by the Tax Indemnitee or a Head Lease Tax Indemnitee as a result of the receipt or accrual of such refund or credit if the payment of such refund or credit by the Tax Indemnitee to the Sublessee or a Head Lease Tax Indemnitee to the Sublessor is not deductible against such Tax) plus (y) an amount equal to any United States federal, state or local income tax benefit realized by (i) such Tax Indemnitee as a result of the payments under clause (x) above and this clause (y) or (ii) the Head Lease Tax Indemnitee as a result of, and to the extent reflected in the calculation thereof, the payment by the Head Lease Tax Indemnitee under Section 9.2(f) of the Participation Agreement; provided that (A) if at the time such payment is due to the Sublessee a Sublease Event of Default shall have occurred and be continuing, such amount shall not be payable until such Sublease Event of Default has been cured, and (B) the amount payable to the Sublessee pursuant to this sentence shall not exceed the amount of the indemnity(ies) paid pursuant to Section 21.1 in respect of such refunded or credited Taxes.  If it is subsequently determined that the Tax Indemnitee or a Head Lease Tax Indemnitee was not entitled to such refund or credit, the portion of such refund or credit that was repaid to the Sublessee will be treated as Taxes for which the Sublessee must indemnify the Tax Indemnitee pursuant to this Section 21.1 without regard to Section 21.1(b) (other than Section 21.1(b)(iii)).  If, in connection with a refund or credit of all or party of any Taxes paid, reimbursed or advanced by the

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 Sublessee pursuant to this Section 21.1, the Tax Indemnitee receives an amount representing interest on such refund or credit, the Tax Indemnitee promptly shall pay to the Sublessee (1) the amount of such interest that shall be fairly attributable to such Taxes paid, reimbursed or advanced by the Sublessee prior to the receipt of such refund or credit (net of Taxes payable in respect of the receipt or accrual of such interest if the payment of such interest by the Head Lease Tax Indemnitee to the Tax Indemnitee or the Tax Indemnitee to the Sublessee is not deductible against such Tax) and (2) any Tax savings realized by the Head Lease Tax Indemnitee or Tax Indemnitee as a result of the payments made by the Head Lease Tax Indemnitee or Tax Indemnitee as described under (1) and (2).

(g)  Contest.  With respect to the exercise of rights by the Tax Indemnitee under Section 9.2(g) of the Participation Agreement, the Tax Indemnitee shall, to the extent permitted under Section 9.2(g) of the Participation Agreement, grant the Sublessee a power of attorney to act on behalf of the Tax Indemnitee, provided that no Sublease Event of Default shall have occurred and be occurring.

(i)  Notice of Contest.  If a written claim for payment is made by any taxing authority against the Tax Indemnitee or a Head Lease Tax Indemnitee for any Taxes with respect to which the Sublessee is liable for indemnity hereunder (a “Tax Claim”), the Tax Indemnitee shall give the Sublessee written notice of such Tax Claim promptly after its receipt (and in all events within 30 days of such receipt), and shall furnish the Sublessee with copies of such Tax Claim and all other writings received from the taxing authority to the extent relating to such Taxes; provided that failure so to notify the Sublessee shall not relieve the Sublessee of any obligation to indemnify the Tax Indemnitee hereunder except as provided in clause (xii) of Section 21.1(b).  The Tax Indemnitee shall not pay, or permit a Head Lease Tax Indemnitee to pay, such Tax Claim or take any other action with respect to such Tax Claim without the written consent of the Sublessee until at least 30 days after providing the Sublessee with such written notice; provided, however, that if action shall be required by Applicable Law to be taken prior to the end of such 30-day period, the Tax Indemnitee shall, in its notice to the Sublessee, so inform the Sublessee, and the Tax Indemnitee shall not take, or permit a Head Lease Tax Indemnitee to take, any action with respect to such Tax Claim without the written consent of the Sublessee before such time as action shall be required by Applicable Law to be taken.

(ii)  Control of Contest.  Subject to Section 21.1(g)(iii) below, the Sublessee will be entitled to contest (acting through counsel selected by the Sublessee and reasonably satisfactory to the Tax Indemnitee), and control the contest of, any Tax Claim if (i) the contest of the Tax Claim can be pursued in the name of the Sublessee; (ii) the contest of such Tax Claim must be pursued in the name of the Tax Indemnitee but may in the reasonable judgment of the Tax Indemnitee be segregated procedurally from tax claims for which the Sublessee is

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not obligated to indemnify the Tax Indemnitee (with the Tax Indemnitee agreeing or agreeing to use reasonable efforts to ensure that the Head Lease Tax Indemnitee will agree to use reasonable efforts to segregate the contest of any indemnified Tax from the contest of any unindemnified Tax, so that the Sublessee can control the contest of the indemnified Tax) or (iii) the Head Lease Tax Indemnitee or the Tax Indemnitee requests that the Sublessee control such contest.  In the case of all other Tax Claims, subject to Section 21.1(g)(iii) below, the Tax Indemnitee will, or will use reasonable efforts to ensure that the Head Lease Tax Indemnitee will, in good faith diligently contest the Tax Claim (including seeking judicial review of any adverse administrative determination and appealing any adverse judicial determination, except that no appeal shall be required to the United States Supreme Court) if the Sublessee shall request that the Tax be contested, and the following rules shall apply with respect to such contest:

(A)  the Tax Indemnitee will, or will use reasonable efforts to ensure that the Head Lease Tax Indemnitee will, control the contest of such Tax Claim in good faith (acting through counsel selected by the Tax Indemnitee and reasonably satisfactory to the Sublessee),

(B)  at the Sublessee’s written request, if payment is made to the applicable taxing authority, the Tax Indemnitee shall, or shall use reasonable efforts to ensure that the Head Lease Tax Indemnitee shall, use all reasonable efforts to obtain a refund thereof in appropriate administrative or judicial proceedings, and

(C)  the Tax Indemnitee shall, or shall use reasonable efforts to ensure that the Head Lease Tax Indemnitee shall, not otherwise settle, compromise or abandon such contest without the Sublessee’s prior written consent except as provided in Section 21.1(g)(iv).

In any case, the party conducting such contest shall consult in good faith with and keep reasonably informed the other party or parties and its designated counsel (and shall provide the other party or parties with copies of any documents, reports or claims issued by or sent to the relevant auditing agent or taxing authority as well as redacted portions of tax returns) with respect to such Tax Claim; provided, however¸ that the decisions regarding any actions to be taken shall be made by the party controlling the contest in its sole judgment.

(iii)  Conditions of Contest.  Not withstanding the foregoing, in no event shall the Sublessee be permitted to contest or continue to contest (or shall the Tax Indemnitee be required to contest or continue to contest) any Tax Claim pursuant to this Section 21.1, unless:

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(A)  within 30 days after notice by the Tax Indemnitee to the Sublessee of such Tax Claim (or such shorter period as is reasonably specified by the Tax Indemnitee if any contest of such Tax Claim must be commence prior to the expiration of such 30-day period), the Sublessee shall request in writing to the Tax Indemnitee that such Tax Claim be contested,

(B)  no Sublease Event of Default has occurred and is occurring,

(C)  there is no material risk of sale, forfeiture or loss of, or the creation of a material Lien on the Facility or any Component or portion thereof as a result of the contest of such Tax Claim (other than a Permitted Lien); provided that this clause (3) shall not apply if the Sublessee posts a bond or other security (which may include cash reserves) reasonably satisfactory to the Tax Indemnitee or the Taxes are fully paid in either manner specified in clause (5) below,

(D)  there is no material risk of imposition of any criminal liability to the Tax Indemnitee as a result of the contest of such Tax Claim,

(E)  if such contest involves payment of such Taxes, the Sublessee either advances to the Tax Indemnitee (on an interest-free basis and an After-Tax Basis) the amount of such payment (a “Tax Advance”) or pays the Tax Indemnitee (on an After-Tax Basis) the amount payable by the Sublessee pursuant to Section 21.1(a) above with respect to such Taxes,

(F)  the Sublessee agrees to pay and shall pay on demand and on an After-Tax Basis all reasonable out-of-pocket costs and expenses that the Tax Indemnitee may incur in connection with the contest of such Tax Claim (including all reasonable legal, accounting and investigatory fees and disbursements),

(G)  the amount of the Taxes in controversy, taking into account the amount of all similar and logically related Taxes with respect to the transactions contemplated by the Operative Documents and the Facility Sublease Documents that could be raised in any other year (including any future year) not barred by the statute of limitations, exceeds $25,000, and

(H)  the Tax Indemnitee has been provided with an opinion of independent tax counsel selected by the Sublessee and reasonably

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acceptable to the Tax Indemnitee to the effect that there is a Reasonable Basis for contesting such Tax Claim.

(iv)  Waiver of Indemnification.  Notwithstanding anything to the contrary contained in this Section 21.1, the Tax Indemnitee at any time may elect to decline to take any action or any further action with respect to a Tax Claim and may in its sole discretion settle or compromise any contest with respect to such Tax Claim without the Sublessee’s consent (and the Tax Indemnitee must so act to the extent that the Head Lease Tax Indemnitee has so acted) if the Tax Indemnitee:

(A)  waives its right to any indemnity payment by the Sublessee in respect of such Tax Claim (and any other claim for Taxes with respect to any other taxable year the contest of which is effectively precluded by the Tax Indemnitee’s declining to take action with respect to the Tax Claim), and

(B)  promptly pays to the Sublessee an amount which, after addition or subtraction of any further net decrease or increase, respectively, of Taxes realized by the Tax Indemnitee as a result of (i) such payment or (ii) the receipt by the Tax Indemnitee of any payment from a Head Lease Tax Indemnitee under the comparable provision of Section 9.2(g) of the Participation Agreement and the payment thereof by the Tax Indemnitee to the Sublessee, shall be equal to the amount of any Tax Advance and any payments made to the Tax Indemnitee under Section 21.1(a) above in respect of such Tax Claim, provided, however, that the amount of such repayment shall not include the amount of any costs or expenses with respect to any such contest.

Except as provided in the preceding sentence, any such waiver shall be without prejudice to the rights of the Tax Indemnitee with respect to any other Tax Claim.

(h)  Reports.

(i)  If any report, statement or return is required to be filed by the Tax Indemnitee or a Head Lease Tax Indemnitee with respect to any Tax that is subject to indemnification under this Section 21.1, the Sublessee shall (1) notify the Tax Indemnitee in writing of such requirement not later than 30

55

days prior to the date such report, statement or return is required to be filed (determined without regard to extensions) or (2) either (y) if permitted by Applicable Law and not otherwise directed by the Tax Indemnitee, prepare such report, statement or return with the Tax Indemnitee and timely file such report, statement or return with the appropriate taxing authority or (z) if the Sublessee is not permitted by law to file such report, statement or return, or if so directed by the Tax Indemnitee, prepare and furnish to the Tax Indemnitee not later than 30 days prior to the date such report, statement or return is required to be filed (determined without regard to extensions) a proposed form of such report, statement or return for filing, or delivery to the Head Lease Tax Indemnitee, by the Tax Indemnitee; provided, however, that if such report, statement or return requires information within the control of the Tax Indemnitee and its Affiliates or a Head Lease Tax Indemnitee, and not available to the Sublessee or its Affiliates, that is not provided to the Sublessee within a reasonable amount of time of the Sublessee’s request, the Sublessee shall instead prepare (and furnish to the Tax Indemnitee within the time frame discussed above) a draft of such report, statement or return by completing those portions of such report, statement or return which can be completed based upon the information then available to the Sublessee.

(ii)  The Tax Indemnitee and the Sublessee will timely provide the other, at the Sublessee’s expense, with all information in its possession that the other party may reasonably require and request to satisfy its obligations under this Section 21.1(h).  The Sublessee shall indemnify and hold the Tax Indemnitee harmless on an After-Tax Basis from and against all liabilities, costs and expenses (including the attorneys’, accountants’ and other professional fees for tax related filings or reviews) of the Tax Indemnitee arising out of any insufficiency or inaccuracy of any report, statement or return if such insufficiency or inaccuracy results from the insufficiency or inaccuracy of any information to be supplied by the Sublessee pursuant to this Section 21.1(h) in preparing and filing such report, statement or return.

Section 22.	SUBLESSEE LENDER PROTECTIONS.

Section 22.1  Replacement Sublease. In the event of the termination of this Facility Sublease prior to the expiration of the Basic Sublease Term (other than due to an Event of Loss or any Special Sublease Transfer or due to termination of the Facility Lease), including pursuant to Section 365 of the federal bankruptcy code, as amended from time to time and including any successor legislation thereto, the Sublessor shall serve upon a Sublessee Lender written notice that this Facility Sublease has been terminated, together with a statement of any and all sums due under this Facility Sublease and of all breaches and events of default, if any, under this Facility Sublease and any other Facility Sublease Document then known to the Sublessor (“Termination Notice”).  Sublessee Lender thereupon shall have the option, which option must be exercised by the Sublessee Lender delivering notice to the Sublessor within ten (10) Business Days from receipt of the Termination Notice (the “Option Period”), to cure any such Sublessee’s breaches or Sublessee events of default and the right to enter into a new sublease (the “New Sublease”) and related Facility Sublease Documents, subject to the satisfaction of the requirements of the Section 19 of the Facility Lease and at such Sublessee Lender’s sole cost and expense (i) effective as of the date of termination of this Facility Sublease, (ii) for the remainder of what otherwise would have been the Basic Sublease Term and (iii) at and upon all the agreements, terms, covenants and conditions of this Facility Sublease and other applicable Facility Sublease Documents; provided that if the Sublessee’s noncompliance is not a

56

type which can be immediately remedied and if, but only if, extending the Option Period will not involve increased risk of termination of the Facility Lease, such Option Period shall be further extended for an additional period of 60 days, which period shall be further extended to up to 180 days from receipt of the Termination Notice so long as the Sublessee’s Lender or it’s designee has commenced and is diligently pursuing appropriate action to cure such default.

Section 22.2  Default Notices.  The Sublessor, upon serving the Sublessee with any notice of default under the provisions of, or with respect to, this Facility Sublease and all other Facility Sublease Documents shall also serve a copy of such notice upon the Sublessee Lender (in the same manner as required hereby for notices to the Sublessee) at the address specified herein, or at such other address as a Sublessee Lender shall designated in writing to the Sublessor.

Section 23.	MISCELLANEOUS

Section 23.1  Amendments and Waivers.  No term, covenant, agreement or condition of this Facility Sublease may be terminated, amended or compliance therewith waived (either generally or in a particular instance, retroactively or prospectively) except by an instrument or instruments in writing executed by each party hereto.

Section 23.2  Notices.  Unless otherwise expressly specified or permitted by the terms hereof, all communications and notices provided for herein to a party hereto shall be in writing or by a telecommunications device capable of creating a written record, and any such notice shall become effective (a) upon personal delivery thereof, including by overnight mail or courier service, (b) in the case of notice by United States mail, certified or registered, postage prepaid, return receipt requested, upon receipt thereof, or (c) in the case of notice by such a telecommunications device, upon transmission thereof, provided such transmission is promptly confirmed by either of the methods set forth in clause (a) or (b) above, in each case addressed to such party and copy party at its address set forth below or at such other address as such party or copy party may from time to time designate by written notice to the other party:

If to the Sublessor:
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

Attention:  General Counsel
Telecopier: [REDACTED]
Telephone: [REDACTED]

If to the Sublessee:
KeySpan Ravenswood, LLC
C/O TransCanada Facility USA, Inc
TransCanada Pipelines Tower
       450 – 1st Street, SW
Calgary, AB  T2P 5H1

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Attention: Sean McMaster
     Executive Vice-President,
     Law and General Counsel
Facsimile:  [REDACTED]

With copies to:
Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606
Attention: Marc F. Sperber
     D. Michael Murray
Facsimile: [REDACTED]

Section 23.3  Survival.  Except for any provisions of Section 3.3, 3.4, 5, 9 and 17 hereof (and any other provisions hereof which expressly contemplate that they shall so survive), the warranties and covenants made by each party hereto shall not survive the expiration or termination of this Facility Sublease in accordance with its terms.

Section 23.4  Successors and Assigns.  This Facility Sublease shall be binding upon and shall inure to the benefit of, and shall be enforceable by, the parties hereto and their respective successors and assigns as permitted by and in accordance with the terms hereof.  Except as expressly provided herein or in the other Facility Sublease Documents, neither party hereto may assign its interests or transfer its obligations herein without the consent of the other party hereto.

Section 23.5  Governing Law.  This Facility Sublease has been delivered in the State of New York and shall be in all respects governed by and construed in accordance with the laws of the State of New York, including all matters of construction, validity and performance.

Section 23.6  Severability.  Any provision of this Facility Sublease that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 23.7  Counterparts.  This Facility Sublease may be executed by the parties hereto on any number of separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 23.8  Headings and Table of Contents.  The headings of the sections of this Facility Sublease and the Table of Contents are inserted for purposes of convenience only and shall not be construed to affect the meaning or construction of any of the provisions hereof.

Section 23.9  Further Assurances.  Each party hereto will promptly and duly execute and deliver such further documents to make such further assurances for and take such

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further action reasonably requested by the other party, all as may be reasonably necessary to carry out more effectively the intent and purpose of this Facility Sublease.  The Sublessee shall be responsible for any costs and expenses incurred in connection therewith.

Section 23.10  Measuring Life.  If and to the extent that any of the rights and privileges granted under this Facility Sublease, would, in the absence of the limitation imposed by this sentence, be invalid or unenforceable as being in violation of the rule against perpetuities or any other rule or law relating to the vesting of interests in property or the suspension of the power of alienation of property, then it is agreed that notwithstanding any other provision of this Facility Sublease, such options, rights and privileges, subject to the respective conditions hereof governing the exercise of such options, rights and privileges, will be exercisable only during (a) the longer of (i) a period which will end twenty-one (21) years after the death of the last survivor of the descendants living on the date of the execution of this Facility Sublease of the following Presidents of the United States:  Franklin D. Roosevelt, Harry S. Truman, Dwight D. Eisenhower, John F. Kennedy, Lyndon B. Johnson, Richard M. Nixon, Gerald R. Ford, James E. Carter, Ronald W. Reagan, George H.W. Bush, William J. Clinton and George W. Bush or (ii) the period provided under the Uniform Statutory Rule Against Perpetuities or (b) the specific applicable period of time expressed in this Facility Sublease, whichever of (a) and (b) is shorter.

Section 23.11  No Third Party Beneficiaries. The terms and provisions of this Facility Sublease shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns in accordance with the terms hereof, and is made solely and specifically for their benefit. Except as expressly provided under Section 22 hereof, no other Person shall have any rights, interest or claims hereunder or be entitled to any benefits under or on account of this Facility Sublease as a third-party beneficiary or otherwise.

Section 23.12  New York Sales Taxes. For New York State and New York City sales tax purposes, the parties to this Facility Sublease intend that 5.98% of each payment of Sublease Base Rent and Sublease Renewal Rent, if any, shall be attributable to transmission equipment and other tangible personal property the rental of which is subject to sales tax under Articles 28 and 29 of the New York Tax Law. The Sublessor shall, to the extent permitted by law, pay all taxes due with respect to the Sublease Base Rent directly to New York State, provided however that in the event that the payment of such tax by the Sublessor will result in any increase of the amount of tax due under Articles 28 and 29 of the New York Tax Law, the Sublessor will pay such amount to the Sublessee and then the Sublessee will pay such tax directly to New York State. The Sublessor shall indemnify the Sublessee, on an After-Tax Basis, for any payments of New York State and New York City sales tax with respect to Sublease Base Rent made in accordance with this Section 23.12. The Sublessee shall pay all taxes due with respect to Sublease Renewal Rent directly to New York State.

Section 23.13  Consent to Jurisdiction; Waiver of Trial by Jury.

(a)  Each of the parties hereto (i) hereby irrevocably submits to the nonexclusive jurisdiction of the Supreme Court of the State of New York, New York County (without prejudice to the right of any party to remove to the United States District Court for the Southern District of New York) and to the nonexclusive jurisdiction of the United States District

59

Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Facility Sublease or any other Facility Sublease Document or the subject matter hereof or thereof or any of the transactions contemplated hereby or thereby brought by any of the parties hereto or any of their successors or permitted assigns; (ii) hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court, or in such federal court; and (iii) to the extent permitted by Applicable Law, hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that such party is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Facility Sublease or any other Facility Sublease Document or the subject matter hereof or thereof may not be enforced in or by such court.

(b)  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES THE RIGHT TO DEMAND A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS FACILITY SUBLEASE OR ANY OTHER FACILITY SUBLEASE DOCUMENT OR THE SUBJECT MATTER HEREOF OR THEREOF BROUGHT BY ANY OF THE PARTIES HERETO OR THEIR SUCCESSORS OR PERMITTED ASSIGNS.

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IN WITNESS WHEREOF, the Sublessor and the Sublessee have caused this Facility Sublease to be duly executed and delivered by their respective officers thereunto duly authorized.

[UNIT 40 SUBLESSOR], as Sublessor

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

                                      KEYSPAN-RAVENSWOOD, LLC, as Sublessee

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

61

SCHEDULE A-1

[REDACTED: Basic rent payment dates and amounts from the Facility Lease.]

SCHEDULE A-2

[REDACTED: Amount which represents the NPV of all Basic Rent payments under the Facility Lease as of the Closing Date.]

SCHEDULE A-3

[REDACTED: Tax allocation of Sublease Base Rent.]

SCHEDULE B

[REDACTED: Dates and amounts mirror those in the Facility Lease.]

SCHEDULE C

Unamortized Rent

[REDACTED: The sum of all remaining Facility Lease Basic Lease Rent discounted at the Discount Rate.]

SCHEDULE D

Unamortized Purchase Price

[REDACTED: The amounts will be determined for each Sublease Termination Date as sum of (i) the NPV of all remaining Basic Lease Rent as of such date discounted at the Discount Rate and (ii) the unamortized portion of the Purchase Price allocable to the Facility Sublease Agreement (based upon a straight-line amortization of such allocated portion of the Purchase Price over the Basic Sublease Term).]

        M

EXHIBIT A
to
Site Sub-sublease

DESCRIPTION OF FACILITY SITE

All that certain piece or parcel of land, situate, lying, and being at Ravenswood Cogeneration Facility in Long Island City, the Borough and County of Queens, City and State of New York, bounded and described as follows:

Beginning at the point of a newly constructed building within Parcel “A” having coordinates of N277358.47 and E607681.66 in the New York State Plane Coordinate System of 1927, which beginning point is distant the following three courses from an angle point on the westerly side of Vernon Boulevard (75 feet wide), which angle point is located at the intersection of 38th Avenue (75 feet wide), as said Boulevard and Avenue are shown on map #4297, titled “the Elimination of 37th Avenue and 38th Avenue between Vernon Boulevard and the East River, along with the layout of Sewer Easements”, dated November 28, 1962 and adopted by the Board of Estimate of the City of New York on July 25th, 1963 (Map #4297) which map was filed at Topographical Bureau, Borough of Queens, City of New York on August 9, 1963 thence;

A.	North 25[o]02’04” East a distance of 476.77 feet in the right of way of Vernon Boulevard to a point, thence;
B.	North 64[o]57’56” West a distance of 214.15 feet at right angle from the previous course to a point being the original point of beginning of the Con Edison Lease area, thence;

C.	South 23[o]48’54” West a distance of 9.07 feet to the point of beginning of the Facility Site, running thence;

1.	South 59[o]11’27” East a distance of 43.51 feet along the perimeter of the said Facility Site area to a point, thence;
2.	North 32[o]20’17” East a distance of 4.31 feet along the same to a point, thence;
3.	South 59[o]20’48” East a distance of 22.03 feet along the same to a point, thence;
4.	North 30[o]48’33” East a distance of 0.55 feet along the same to a point, thence;
5.	South 59[o]11’27” East a distance of 30.24 feet along the same to a point, thence;
6.	South 30[o]48’33” West a distance of 30.23 feet along the same to a point, thence;
7.	South 59[o]11’27” East a distance of 30.52 feet along the same to a point, thence;
8.	South 30[o]48’33” West a distance of 13.79 feet along the same to a point, thence;
9.	South 59[o]11’27” East a distance of 9.74 feet along the same to a point, thence;
10.	South 30[o]48’33” West a distance of 107.85 feet along the same to a point, thence;
11.	North 59[o]11’27” West a distance of 20.80 feet along the same to a point, thence;
12.	South 30[o]48’33” West a distance of 85.62 feet along the same to a point, thence;
13.	South 59[o]11’27” East a distance of 28.29 feet along the same to a point, thence;
14.	South 30[o]48’33” West a distance of 82.39 feet along the same to a point, thence;
15.	North 59[o]11’27” West a distance of 57.01 feet along the same to a point, thence;
16.	North 30[o]48’33” East a distance of 13.49 feet along the same to a point, thence;
17.	North 59[o]11’27” West a distance of 51.01 feet along the same to a point, thence;
18.	North 30[o]48’33” East a distance of 16.72 feet along the same to a point, thence;
19.	North 59[o]11’27” West a distance of 41.34 feet along the same to a point, thence;

20.	North 30[o]48’33” East a distance of 18.65 feet along the same to a point, thence;
21.	North 59[o]11’27” West a distance of 123.57 feet along the same to a point, thence;
22.	North 30[o]48’33” East a distance of 163.89 feet to a point, thence;
23.	South 64[o]14’53” East a distance of 6.58 feet to a point, thence;
24.	South 60[o]36’23” East a distance of 10.27 feet along facility site area to a point, thence;
25.	South 59[o]11’27” East a distance of 117.09 feet along said facility site area to a point, thence;
26.	North 30[o]48’33” East a distance of 76.07 feet along the same to a point, thence;
27.	North 59[o]11’27” West a distance of 4.63 feet along the same to a point, thence;
28.	North 30[o]48’33” East a distance of 25.31 feet along the same to the Point and Place of Beginning.
Containing: 1.380 Acres (60,095 Square Feet), more or less.

Being known as the Facility Site, on map entitled “Facility Site Within Parcel “A”, Long Island City, Queens, New York”, prepared by GEOD Corporation, dated April 22, 2004, as last revised May 24, 2004.

EXHIBIT B
to
Site Sub-sublease Agreement

DESCRIPTION OF EASEMENTS

A.  The easements originally granted to the Ground Lessor pursuant to that certain Supplemental (Ravenswood) Easement Agreement ("SREA"), dated as of February 4, 2003, by and among Consolidated Edison Company of New York, Inc., Steam House Leasing, LLC and the Ground Lessor (the "SREA Easements"), as follows:
1.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a concrete "stack" and the concrete foundation on which it is constructed.
2.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a building to house the Continuous Emission Monitoring System "CEMS".
3.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of an "Aqueous Ammonia Tank in Dike," as well as an area appurtenant thereto for the installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of an oil water separator.
4.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of (A) a building to house a gas compressor and (B) lubricating oil containment and storage tanks and systems, a hot gas scrubber, coalescing filter, recycling cooler, fuel gas heater, related piping and electrical conduits.
5.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of (A) an underground kerosene fuel line and (B) electric lines located in an underground trench.
6.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of' a 12 foot wide underground common utility trench.
7.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of an above grade export steam line.
8.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a " 138 KV underground cable line".
9.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a "Sanitary Sewer Line".
10.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a " 12" Fire Protection Loop".
11.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a "31G04 Feeder Breaker G4E," and appurtenant equipment (including, but not limited to, appurtenant generator breakers, motor operated disconnect switches, ground switches, voltage regulators, transformers, manually operated disconnect switches, circuit breakers).

12.   Installation, erection, construction, reconstruction, maintenance, repair, rebuilding, modification, renovation, inspection, testing and operation of a "Natural Gas Feeder Line".
B.             The easements originally granted to the Ground Lessor as described in Schedule 2.02(a)(5), Schedule 2.02(a)(8) and Schedule 2.03(3) of that certain Amended and Restated Ravenswood Declaration of Easements Agreement ("DOE"), dated June 18, 1999, by and among Consolidated Edison Company of New York, Inc., Steam House Leasing, LLC and the Ground Lessor (the "DOE Easements," and collectively with the SREA Easements, the "Easements"), recorded in the Queens County Register's Office on June 30, 1999 in Reel 5294, Page 2470, as follows:
1.   An Easement over a portion of Rainey Substation for the maintenance, repair, operation, inspection and replacement of electrical feeders B1A, B1B, B2A, C1A, ClB, and C2A.
2.   An Easement over a portion of Vernon Substation for the maintenance, repair, operation and inspection of the Discharge Tunnel.
3.   An Easement for the operation, inspection, testing, repair, replacement and maintenance of all steam piping downstream of the 2 6" revenue meters.

The Easements are depicted on the attached Survey prepared by GEOD Corporation, dated April 22, 2004, as last revised May 24, 2004 (provided, however, that any conflict between the description on the Survey and the actual location of the Easement shall be resolved in favor of the actual location of the Easement).

EXHIBIT C

GUARANTY

Guaranty, dated as of [                                                      ], 2008 (this "Guaranty"), by TransCanada Corporation, a Canadian corporation and TransCanada Energy USA, Inc., a Delaware corporation (each, a "Guarantor," and collectively, the “Guarantors”), in favor of KeySpan Corporation, a New York corporation (the "Guaranty Beneficiary").

1.  GUARANTY.  In order to induce the Guaranty Beneficiary to re-affirm its obligations under the Guaranty, dated as of May 25, 2004 (the “Lease Guaranty”), in connection with the transactions contemplated by that certain Facility Sublease, dated as of [  ], 2008 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Facility Sublease”; unless the context hereof shall otherwise require, capitalized terms used in this Guaranty and not otherwise defined herein shall have the respective meanings specified therefor in the Facility Sublease) by and between [UNIT 40 SUBLESSOR], as sublessor (in such capacity, the “Sublessor”) and KeySpan-Ravenswood, LLC, as sublessee (in such capacity, the “Sublessee”), together with other Facility Sublease Documents (as such term is defined in the Facility Sublease) and to consummate the transactions contemplated therein with the Sublessee, each Guarantor, jointly and severally, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranty Beneficiary the payment and performance obligations of (x) the Sublessee under the Facility Sublease, the Site Sub-sublease and the Sublease Tax Indemnity Agreement accruing from and after the date hereof and (y) from and including the Transfer Date, the obligations of the Sublessor, in its capacity as the Lessee, the Ground Lessor and the Ground Sublessee under the Operative Documents, except for liabilities arising or occurring prior to the Transfer Date and except to the extent arising out of the failure of the Guarantee Beneficiary to pay or cause to be paid Basic Lease Rent under the Facility Lease (the “Obligations”), in each case, without regard to whether such Obligation is direct or indirect, absolute or contingent, now or hereafter existing or owing, voluntary or involuntary, created or arising by contract, operation of law or otherwise or incurred or payable before or after commencement of any proceedings by or against any Guaranteed Party under any bankruptcy law. In furtherance of the foregoing, each of the Guarantors acknowledges that the Guaranty Beneficiary may, in its sole discretion, bring and prosecute a separate action or actions against either Guarantor in respect of any or all of the Obligations, regardless of whether action is brought against any Guaranteed Party or whether the Guaranteed Party is joined in any such action or actions. The Obligations of the Guarantors under this Guaranty are joint and several. As used in this Guaranty, the “Guaranteed Party” shall mean the Sublessee under the Facility Sublease Documents and from and after the Transfer Date, the Sublessor in its capacity as the Lessee, the Ground Lessor and the Ground Sublessee under the Operative Documents.

2.  NATURE OF GUARANTY.  This Guaranty is in no way conditioned upon any attempt to collect from any Guaranteed Party or upon any other event or contingency, and shall be binding upon and enforceable against each Guarantor without regard to the validity, regularity or enforceability of any Facility Sublease Document, any Operative Document or of any term thereof. In the event that any payment to the Guaranty Beneficiary in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, each of the Guarantors shall remain liable hereunder with respect to the Obligations as if such payment had not been made. This Guaranty is an absolute, unlimited, continuing and unconditional guarantee of performance and payment (but not of collection) of the Obligations. The liability of each Guarantor under this Guaranty shall, to the fullest extent permitted under applicable law, be absolute, irrevocable and unconditional. This Guaranty is a primary and original obligation of each Guarantor and is not merely the creation of a surety relationship. The obligations of each Guarantor set forth herein constitute the full recourse obligations of such Guarantor enforceable against it to the full extent of all its assets and properties. Without limiting the foregoing, it is agreed and understood that (a) repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, any Guaranteed Party shall be in default with respect to the Obligations under the terms of the Facility Sublease Documents or the Operative Documents, and (b) notwithstanding the recovery hereunder for or in respect of any given default with respect to the Obligations of any Guaranteed Party under any Facility Sublease Document or any Operative Document, this Guaranty shall remain in full force and effect and shall apply to each and every subsequent default with respect to the Obligations.

3.  CHANGES IN OBLIGATIONS.  Each Guarantor agrees that the Guaranty Beneficiary may at any time and from time to time, without notice to or further consent of either Guarantor, extend the time of payment or performance of any Obligations, and may also make any agreement with the Guaranteed Party or with any other Person interested in the transactions contemplated by the Facility Sublease Documents for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any Facility Sublease Document or any Operative Document without in any way impairing or affecting the Guarantors' obligations under this Guaranty. The obligations of each Guarantor hereunder shall not be subject to any counterclaim, setoff, deduction or defense (other than payment or performance) based upon any claim or defense such Guarantor may have against the Guaranty Beneficiary or any claim or defense such Guarantor may have against any Guaranteed Party or any other Person and shall remain in full force and effect without regard to, and shall not be released, discharged, reduced or in any way affected by, any circumstance or condition whatsoever (whether or not either Guarantor shall have any knowledge or notice thereof) which might constitute a legal or equitable discharge or defense including, but not limited to:

(i)  any amendment, modification, supplement or termination (by operation of law or otherwise), express or implied, of any Facility Sublease Document or Operative Document, or any other instrument applicable to any Guaranteed Party or to such Guaranteed Party’s Obligations, or any part thereof;

(ii)  any failure on the part of any Guaranteed Party to perform or comply with any term of any Facility Sublease Document or Operative Document;

(iii)  any waiver, consent, change, extension, indulgence or other action or any action or inaction under or in respect of any Facility Sublease Document or Operative Document, including this Guaranty, whether or not the Guaranty Beneficiary, any Guaranteed Party or either Guarantor has notice or knowledge of any of the foregoing;

(iv)  any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to the Guaranty Beneficiary, either Guarantor or any Guaranteed Party, or their respective properties or their creditors, or any action taken by any trustee or receiver or by any court in any such proceeding;

(v)  any furnishing or acceptance of additional security or any release of any security (and each Guarantor authorizes the Guaranty Beneficiary to furnish, accept or release said security);

(vi)  any termination (by operation of law or otherwise), cancellation (by operation of law or otherwise), frustration or unenforceability, in whole or in part, of any Facility Sublease Document or Operative Document or any term thereof;

(vii)  any Lien on or affecting the respective assets and properties of either Guarantor or any Guaranteed Party;

(viii)  any claim as a result of any other dealings among the Guaranty Beneficiary, either Guarantor, or any of them;

(ix)  any change in the name of the Guaranty Beneficiary, any Guaranteed Party or any other Person;

(x)  any redelivery, repossession, sale, transfer or other disposition or surrender of the Facility, the Ground Interest or any part thereof;

(xi)  the transfer, assignment, mortgaging or purported transfer, assignment or mortgaging of all or any part of the interest of any Guaranteed Party in the

Facility, the Ground Interest, any part thereof or any Facility Sublease Document or Operative Documents;

(xii)  any failure of title with respect to the interest of any Guaranteed Party, or its successors and assigns, in the Facility, the Ground Interest or any part thereof;

(xiii)  any merger or consolidation of any Guaranteed Party or either Guarantor into or with any other Person or any direct or indirect sale, lease or transfer of any other assets of any Guaranteed Party or either Guarantor to any other Person;

(xiv)  any change in the ownership of any shares of capital stock of either Guarantor or any Guaranteed Party (including any such change which results in either Guarantor no longer owning capital stock of any Guaranteed Party); or

(xv)  any termination of the Facility Lease or the Facility Sublease as a result of the rejection thereof or other action by any Guaranteed Party or any trustee, receiver or liquidating agent of the Guaranteed Party or any of its properties in any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar proceeding (whether or not the Sublessee remains in possession of the Facility).

4.  CERTAIN WAIVERS. To the fullest extent permitted by Law, each of the Guarantors hereby expressly and unconditionally waives: (a) notice of any of the matters referred to in Section 3 hereof; (b) all notices which may be required by statute, rule of law or otherwise (except as expressly required to be given to the Guarantors by any Facility Sublease Document) to preserve any rights against the Guarantors hereunder, including notice of the acceptance of this Guaranty by the Guaranty Beneficiary, or the creation, renewal, extension, modification or accrual of the Obligations or notice of any other matters relating thereto, any presentment, demand, notice of dishonor, protest or nonpayment of any damages or other amounts payable under any Facility Sublease Document or any Operative Document; (c) any requirement for the enforcement, assertion or exercise of any right, remedy, power or privilege under or in respect of any Facility Sublease Document or any Operative Document, including diligence in collection or protection of or realization upon or in respect of the Obligations or any part thereof; (d) any requirement of diligence; (e) the occurrence of every other condition precedent to which such Guarantor or any Guaranty Beneficiary may otherwise be entitled, except as provided in any Facility Sublease Document or any Operative Document; (f) any requirement to mitigate the damages resulting from a default or termination under any Facility Sublease Document or any Operative Document, except that this shall not relieve the Guaranty Beneficiary of any such obligation; and (g) the right to require the Guaranty Beneficiary to proceed against any Guaranteed Party or any other Person liable on the Obligations, to proceed against or exhaust security held from any Guaranteed Party or any other Person, or to pursue any other remedy in the Guaranty Beneficiary’s power whatsoever, and each Guarantor waives the right to have the property of any Guaranteed Party first applied to the discharge of the Obligations.

The Guaranty Beneficiary may, at its election, exercise any right or remedy it might have against any Guaranteed Party or any security held by the Guaranty Beneficiary, including the right to foreclose upon any such security by judicial or nonjudicial sale, without affecting or impairing in any way the liability of either Guarantor hereunder, except to the extent the Obligations have been paid or satisfied, and each Guarantor waives any defense arising out of the absence, impairment or loss of any right of reimbursement, contribution or any other right or remedy of such Guarantor against any Guaranteed Party or any such security, whether resulting from such election by the Guaranty Beneficiary, or otherwise.

Each Guarantor assumes the responsibility for being and keeping informed of the financial condition of each Guaranteed Party and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Obligations and agrees that the Guaranty Beneficiary shall not have any duty to advise any Guarantor of information regarding any condition or circumstance or any change in such condition or circumstance. Each Guarantor acknowledges that the Guaranty Beneficiary has not made any representation to the Guarantor concerning the financial condition of the Guaranteed Parties.

5.  NO WAIVER; CUMULATIVE RIGHTS.  No failure on the part of the Guaranty Beneficiary to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranty Beneficiary of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranty Beneficiary or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranty Beneficiary at any time or from time to time.

6.  REPRESENTATIONS AND WARRANTIES.  Each Guarantor hereby represents and warrants that:

(a)  it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

(b)  it has the requisite capacity and corporate power and authority to execute and deliver this Guaranty and to fulfill and perform it’s obligations hereunder;

(c)  the execution, delivery and performance by the Guarantor of this Guaranty has been duly authorized by all necessary action on the part of the Guarantor, and when executed and delivered, this Guaranty will constitute the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) general principles of equity;

(d)  the execution, delivery and performance of this Guaranty do not and will not (a) contravene any Applicable Law binding on the Guarantor or its property, (b) require any action, consent or approval by any trustee or holder of indebtedness of the Guarantor (other than those obtained prior to the date hereof) or (c) constitute a violation of or a default under any indenture, mortgage or other material contract to which the Guarantor is a party or by which any of its property is bound, which in any case, individually or in the aggregate, is reasonably likely to result in a material adverse affect on (i) the business or financial condition of the Guarantor and its subsidiaries taken as a whole, or (ii) the ability of the Guarantor to perform any of its material obligations hereunder (“Material Adverse Effect”);

(e)  all Governmental Approvals (if any) which are required as of the date hereof for the execution, delivery or performance by the Guarantor of its obligations under this Guaranty have been obtained or made, were validly issued, are not the subject of any pending request for rehearing or appeal, and are in full force and effect (other than any Governmental Approvals, the failure to obtain which is not likely to cause a Material Adverse Effect);

(f)  the Guarantor is not and “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940; and

(g)  the Guarantor has the financial capacity to pay and perform its obligations under this Guaranty, and shall continue to have such capacity for so long as this Guaranty shall remain in effect in accordance with Section 9 hereof.

7.  COVENANTS. Each Guarantor agrees not to consolidate or merge with or into any other Person or sell, convey, transfer or lease all or substantially all of its properties and assets to any other Person without the prior written consent of the Guaranty Beneficiary, unless (i) immediately prior to and immediately following such consolidation, merger, sale, conveyance, transfer or lease, no Sublease Default or Sublease Event of Default shall have occurred and be continuing, (ii) the Person resulting from such consolidation, surviving such merger or succeeding to such assets (if other than each Guarantor) shall (A) be organized under the laws of the United States, any state thereof or the District of Columbia, and (B) expressly assume, pursuant to an agreement reasonably acceptable to the Guaranty Beneficiary, the obligations under this Guaranty, and (iii) if the Guarantor is the Person resulting from such consolidation or surviving such merger, such Guarantor shall affirm in writing its obligations under this Guaranty.

8.  NO ASSIGNMENT. Neither of the Guarantors nor the Guaranty Beneficiary may assign its rights, interests or obligations hereunder to any other Person without the prior written consent of the Guaranty Beneficiary (in the case of an assignment by either Guarantor) or each of the Guarantors (in the case of an assignment by the Guaranty Beneficiary).

9.  CONTINUING GUARANTY.  This Guaranty shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until the Obligations are satisfied in full and shall inure to the benefit of, and be enforceable by, the Guaranty Beneficiary and its successors and permitted assigns.

10.  REMEDIES. In the event any Guarantor shall fail to pay immediately any amounts due under this Guaranty, or to comply with any other term of this Guaranty, the Guaranty Beneficiary shall be entitled to all rights and remedies to which it may be entitled hereunder or at law, in equity or by statute.

11.  PARTIES. This Guaranty shall inure to the benefit of, and shall be enforceable by, the Guaranty Beneficiary, and shall be binding upon each Guarantor and its successors and assigns.

12.  NOTICES. All notices and other communications hereunder shall be in writing in the English language and shall be deemed given (a) when received if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt of transmittal is confirmed. All notices hereunder shall be delivered as set forth below or to such other Person or address or facsimile number as a party shall specify by notice in writing to the other party delivered in accordance with the terms hereof:

if to the Guaranty Beneficiary, to it at:

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
Attention:  John G. Cochrane, Executive Vice-President
      Michael Walker, Deputy General Counsel
Facsimile:  [REDACTED]

with a copy to (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522
Attention:  Sheldon S. Adler, Esq.
      Pankaj K. Sinha, Esq.
Facsimile:  [REDACTED]

if to the Guarantors, to them at at:

TransCanada Facility USA, Inc.
c/o TransCanada Corporation
450-1st Street, SW
Calgary, AB  T2P 5H1
Attention:  Garry Lamb
Facsimile:  [REDACTED]

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 Wacker Drive
Chicago, IL  60606

Attention:  Michael Murray
Facsimile:  [REDACTED]

13.  GOVERNING LAW.  This Guaranty shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of Law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

14.  CONSENT TO JURISDICTION; WAIVER OF TRIAL BY JURY. Each Guarantor (i) hereby irrevocably submits to the nonexclusive jurisdiction of the Supreme Court of the State of New York, New York County (without prejudice to the right of any party to remove to the United States District Court for the Southern District of New York) and to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Guaranty or the subject matter hereof brought by the Guaranty Beneficiary; (ii) hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court, or in such federal court; and (iii) to the extent permitted by Applicable Law, hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that such party is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Guaranty or the subject matter hereof may not be enforced in or by such court.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH GUARANTOR HEREBY WAIVES THE RIGHT TO DEMAND A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS GUARANTY OR THE SUBJECT MATTER THEREOF BROUGHT BY THE GUARANTY BENEFICIARY.

15.  SUBROGATION.  Each Guarantor shall be subrogated to any and all rights of the holders of the Obligations against the Guaranteed Parties in respect of all amounts paid to the holders of the Obligations by any Guarantor under or pursuant to this Guaranty.

16.  SEVERABILITY, AMENDMENTS AND WAIVERS. If any provision of this Guaranty or any application hereof shall be invalid or unenforceable under Applicable Law, the validity, legality and enforceability of the remaining provisions hereof shall not be affected or impaired thereby.  No term, covenant, agreement or condition of this Guaranty may be terminated or amended, or compliance therewith waived, except by an instrument or instruments in writing executed by each Guarantor and consented to by the parties hereto.

17.  COUNTERPARTS.  This Guaranty may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the Guarantors has caused this Guaranty to be executed and delivered as of the date first written above by its officers thereunto duly authorized.

TRANSCANADA CORPORATION

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

TRANSCANADA ENERGY USA, INC.

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

IN WITNESS WHEREOF, the Guaranty Beneficiary has caused this Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

KEYSPAN CORPORATION

By: ___________________________________
Name:
Title:

EXHIBIT D

GUARANTY

GUARANTY, dated as of [                    ], 2008 (this “Guaranty”), from National Grid Plc, a public limited company organized under the laws of England and Wales, and National Grid USA, a Delaware corporation (each a “Guarantor,” and together the “Guarantors”), in favor of KeySpan-Ravenswood, LLC, a New York limited liability company (the “Guaranty Beneficiary”).

18.  GUARANTY.  In order to induce the Guaranty Beneficiary to enter into a certain Facility Sublease, dated as of [], 2008 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Facility Sublease”; unless the context hereof shall otherwise require, capitalized terms used in this Guaranty and not otherwise defined herein shall have the respective meanings specified therefor in the Facility Sublease) by and between [UNIT 40 SUBLESSOR], as sublessor (in such capacity, the “Sublessor”) and KeySpan-Ravenswood, LLC, as sublessee (in such capacity, the “Sublessee”), together with other Facility Sublease Documents (as such term is defined in the Facility Sublease) and to consummate the transactions contemplated therein with the Sublessee, each Guarantor, jointly and severally, hereby absolutely, unconditionally and irrevocably guarantees to the Guaranty Beneficiary the due, punctual and full payment (when and as the same may become due and payable, at the stated due date, by acceleration or otherwise) of each amount that the Guaranteed Party is obligated to pay under or pursuant to Section 2.2(b), Section 4.2(b) and Section 10.3 of the Facility Sublease (the “Obligations”), in each case, without regard to whether such Obligation is direct or indirect, absolute or contingent, now or hereafter existing or owing, voluntary or involuntary, created or arising by contract, operation of law or otherwise or incurred or payable before or after commencement of any proceedings by or against any Guaranteed Party under any bankruptcy law. In furtherance of the foregoing, each of the Guarantors acknowledges that the Guaranty Beneficiary may, in its sole discretion, bring and prosecute a separate action or actions against either Guarantor in respect of any or all of the Obligations, regardless of whether action is brought against the Guaranteed Party or whether the Guaranteed Party is joined in any such action or actions. The Obligations of each Guarantor under this Guaranty are joint and several. As used in this Guaranty, the “Guaranteed Party” shall mean the Sublessor.

19.  NATURE OF GUARANTY.  This Guaranty is in no way conditioned upon any attempt to collect from any Guaranteed Party or upon any other event or contingency, and shall be binding upon and enforceable against each Guarantor without regard to the validity, regularity or enforceability of any Facility Sublease Document, any Operative Document or of any term thereof. In the event that any payment to the Guaranty Beneficiary in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, each Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made. This Guaranty is an absolute, unlimited, continuing and unconditional guarantee of performance and payment (but not of collection) of the Obligations. The liability of each Guarantor under this Guaranty shall, to the fullest extent permitted under applicable law, be absolute, irrevocable and unconditional. This Guaranty is a primary and original obligation of each Guarantor and is not merely the creation of a surety relationship. The obligations of each Guarantor set forth herein constitute the full recourse obligations of each Guarantor enforceable against it to the full extent of all its assets and properties. Without limiting the foregoing, it is agreed and understood that (a) repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, any Guaranteed Party shall be in default with respect to the Obligations

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under the terms of the Facility Sublease or the Operative Documents, and (b) notwithstanding the recovery hereunder for or in respect of any given default with respect to the Obligations of any Guaranteed Party under any Facility Sublease Document or any Operative Document, this Guaranty shall remain in full force and effect and shall apply to each and every subsequent default with respect to the Obligations.

20.  CHANGES IN OBLIGATIONS.  Each Guarantor agrees that the Guaranty Beneficiary may at any time and from time to time, without notice to or further consent of either Guarantor, extend the time of payment or performance of any Obligations, and may also make any agreement with the Guaranteed Party or with any other Person interested in the transactions contemplated by the Facility Sublease Documents for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and the Guaranty Beneficiary without in any way impairing or affecting the Guarantors' obligations under this Guaranty. The obligations of each Guarantor hereunder shall not be subject to any counterclaim, setoff, deduction or defense (other than payment or performance) based upon any claim or defense such Guarantor may have against the Guaranty Beneficiary or any claim or defense such Guarantor may have against the Guaranteed Party or any other Person and shall remain in full force and effect without regard to, and shall not be released, discharged, reduced or in any way affected by, any circumstance or condition whatsoever (whether or not either Guarantor shall have any knowledge or notice thereof) which might constitute a legal or equitable discharge or defense including, but not limited to:

(xvi)  any amendment, modification, supplement or termination (by operation of law or otherwise), express or implied, of any Facility Sublease Document or Operative Document, or any other instrument applicable to the Guaranteed Party or to such Guaranteed Party’s Obligations, or any part thereof;

(xvii)  any failure on the part of the Guaranteed Party to perform or comply with any term of any Facility Sublease Document or Operative Document;

(xviii)  any waiver, consent, change, extension, indulgence or other action or any action or inaction under or in respect of any Facility Sublease Document or Operative Document, including this Guaranty, whether or not the Guaranty Beneficiary, the Guaranteed Party or either Guarantor has notice or knowledge of any of the foregoing;

(xix)  any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to the Guaranty Beneficiary, either Guarantor or the Guaranteed Party, or their respective properties or their creditors, or any action taken by any trustee or receiver or by any court in any such proceeding;

(xx)  any furnishing or acceptance of additional security or any release of any security (and each Guarantor authorizes the Guaranty Beneficiary to furnish, accept or release said security);

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(xxi)  any termination (by operation of law or otherwise), cancellation (by operation of law or otherwise), frustration or unenforceability, in whole or in part, of any Facility Sublease Document or Operative Document or any term thereof;

(xxii)  any Lien on or affecting the respective assets and properties of either Guarantor or the Guaranteed Party;

(xxiii)  any claim as a result of any other dealings among the Guaranty Beneficiary, either Guarantor, or any of them;

(xxiv)  any change in the name of the Guaranty Beneficiary, the Guaranteed Party or any other Person;

(xxv)  any redelivery, repossession, sale, transfer or other disposition or surrender of the Facility, the Ground Interest or any part thereof;

(xxvi)  the transfer, assignment, mortgaging or purported transfer, assignment or mortgaging of all or any part of the interest of the Guaranteed Party in the Facility, the Ground Interest, any part thereof or any Facility Sublease Document or Operative Documents;

(xxvii)  any failure of title with respect to the interest of any Guaranteed Party, or its successors and assigns, in the Facility, the Ground Interest or any part thereof;

(xxviii)  any merger or consolidation of any Guaranteed Party or either Guarantor into or with any other Person or any direct or indirect sale, lease or transfer of any other assets of the Guaranteed Party or either Guarantor to any other Person;

(xxix)  any change in the ownership of any shares of capital stock of either Guarantor or the Guaranteed Party (including any such change which results in either Guarantor no longer owning capital stock of the Guaranteed Party); or

(xxx)  any termination of the Facility Lease or the Facility Sublease as a result of the rejection thereof or other action by the Guaranteed Party or any trustee, receiver or liquidating agent of the Guaranteed Party or any of its properties in any bankruptcy, insolvency, reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar proceeding (whether or not the Sublessee remains in possession of the Facility).

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21.  CERTAIN WAIVERS. To the fullest extent permitted by Law, each Guarantor hereby expressly and unconditionally waives: (a) notice of any of the matters referred to in Section 3 hereof; (b) all notices which may be required by statute, rule of law or otherwise (except as expressly required to be given to the Guarantors by any Facility Sublease Document) to preserve any rights against the Guarantors hereunder, including notice of the acceptance of this Guaranty by the Guaranty Beneficiary, or the creation, renewal, extension, modification or accrual of the Obligations or notice of any other matters relating thereto, any presentment, demand, notice of dishonor, protest or nonpayment of any damages or other amounts payable under any Facility Sublease Document or any Operative Document; (c) any requirement for the enforcement, assertion or exercise of any right, remedy, power or privilege under or in respect of any Facility Sublease Document or any Operative Document, including diligence in collection or protection of or realization upon or in respect of the Obligations or any part thereof; (d) any requirement of diligence; (e) the occurrence of every other condition precedent to which such Guarantor or any Guaranty Beneficiary may otherwise be entitled, except as provided in any Facility Sublease Document or any Operative Document; (f) any requirement to mitigate the damages resulting from a default or termination under any Facility Sublease Document or any Operative Document, except that this shall not relieve the Guaranty Beneficiary of any such obligation; and (g) the right to require the Guaranty Beneficiary to proceed against the Guaranteed Party or any other Person liable on the Obligations, to proceed against or exhaust security held from any Guaranteed Party or any other Person, or to pursue any other remedy in the Guaranty Beneficiary’s power whatsoever, and each Guarantor waives the right to have the property of the Guaranteed Party first applied to the discharge of the Obligations.

The Guaranty Beneficiary may, at its election, exercise any right or remedy it might have against the Guaranteed Party or any security held by the Guaranty Beneficiary, including the right to foreclose upon any such security by judicial or nonjudicial sale, without affecting or impairing in any way the liability of either Guarantor hereunder, except to the extent the Obligations have been paid or satisfied, and each Guarantor waives any defense arising out of the absence, impairment or loss of any right of reimbursement, contribution or any other right or remedy of such Guarantor against the Guaranteed Party or any such security, whether resulting from such election by the Guaranty Beneficiary, or otherwise.

Each Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Guaranteed Party and of all other circumstances bearing upon the risk of nonpayment or nonperformance of the Obligations and agrees that the Guaranty Beneficiary shall not have any duty to advise any Guarantor of information regarding any condition or circumstance or any change in such condition or circumstance. Each Guarantor acknowledges that the Guaranty Beneficiary has not made any representation to the Guarantor concerning the financial condition of the Guaranteed Party.

22.  NO WAIVER; CUMULATIVE RIGHTS.  No failure on the part of the Guaranty Beneficiary to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranty Beneficiary of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranty Beneficiary or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranty Beneficiary at any time or from time to time.

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23.  REPRESENTATIONS AND WARRANTIES.  Each Guarantor hereby represents and warrants that:

(a)  it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

(b)  it has the requisite capacity and corporate power and authority to execute and deliver this Guaranty and to fulfill and perform it’s obligations hereunder;

(c)  the execution, delivery and performance by the Guarantor of this Guaranty has been duly authorized by all necessary action on the part of the Guarantor, and when executed and delivered, this Guaranty will constitute the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) general principles of equity;

(d)  the execution, delivery and performance of this Guaranty do not and will not (a) contravene any Applicable Law binding on the Guarantor or its property, (b) require any action, consent or approval by any trustee or holder of indebtedness of the Guarantor (other than those obtained prior to the date hereof) or (c) constitute a violation of or a default under any indenture, mortgage or other material contract to which the Guarantor is a party or by which any of its property is bound, which in any case, individually or in the aggregate, is reasonably likely to result in a material adverse affect on (i) the business or financial condition of the Guarantor and its subsidiaries taken as a whole, or (ii) the ability of the Guarantor to perform any of its material obligations hereunder (“Material Adverse Effect”);

(e)  all Governmental Approvals (if any) which are required as of the date hereof for the execution, delivery or performance by the Guarantor of its obligations under this Guaranty have been obtained or made, were validly issued, are not the subject of any pending request for rehearing or appeal, and are in full force and effect (other than any Governmental Approvals, the failure to obtain which is not likely to cause a Material Adverse Effect);

(f)  the Guarantor is not and “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940; and

(g)  the Guarantor has the financial capacity to pay and perform its obligations under this Guaranty, and shall continue to have such capacity for so long as this Guaranty shall remain in effect in accordance with Section 9 hereof.

24.  COVENANTS. Each Guarantor agrees not to consolidate or merge with or into any other Person or sell, convey, transfer or lease all or substantially all of its properties and assets to any other Person without the prior written consent of the Guaranty Beneficiary, unless (i) immediately prior to and immediately following such consolidation, merger, sale, conveyance, transfer or lease, no Sublease

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Default or Sublease Event of Default shall have occurred and be continuing, (ii) the Person resulting from such consolidation, surviving such merger or succeeding to such assets (if other than the other Guarantor) shall (A) be organized under the laws of the United States, any state thereof or the District of Columbia, and (B) expressly assume, pursuant to an agreement reasonably acceptable to the Guaranty Beneficiary, the obligations under this Guaranty, and (iii) if the Guarantor is the Person resulting from such consolidation or surviving such merger, such Guarantor shall affirm in writing its obligations under this Guaranty.

25.  NO ASSIGNMENT. Neither of the Guarantors nor the Guaranty Beneficiary may assign its rights, interests or obligations hereunder to any other Person without the prior written consent of the Guaranty Beneficiary (in the case of an assignment by either Guarantor) or each of the Guarantors (in the case of an assignment by the Guaranty Beneficiary).

26.  CONTINUING GUARANTY.  This Guaranty shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until the Obligations are satisfied in full and shall inure to the benefit of, and be enforceable by, the Guaranty Beneficiary and its successors and permitted assigns.

27.  REMEDIES. In the event any Guarantor shall fail to pay immediately any amounts due under this Guaranty, or to comply with any other term of this Guaranty, the Guaranty Beneficiary shall be entitled to all rights and remedies to which it may be entitled hereunder or at law, in equity or by statute.

28.  PARTIES. This Guaranty shall inure to the benefit of, and shall be enforceable by, the Guaranty Beneficiary, and shall be binding upon each Guarantor and its successors and assigns.

29.  NOTICES. All notices and other communications hereunder shall be in writing in the English language and shall be deemed given (a) when received if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt of transmittal is confirmed. All notices hereunder shall be delivered as set forth below or to such other Person or address or facsimile number as a party shall specify by notice in writing to the other party delivered in accordance with the terms hereof:

if to the Guaranty Beneficiary, to it at:

TransCanada Facility USA, Inc.
c/o TransCanada Corporation
450-1st Street, SW
Calgary, AB  T2P 5H1
Attention:  Garry Lamb
Facsimile:  [REDACTED]

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with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 Wacker Drive
Chicago, IL  60606

Attention:  Michael Murray
Facsimile:  [REDACTED]

if to the Guarantors, to them at:

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
Attention:  John G. Cochrane, Executive Vice-President
      Michael Walker, Deputy General Counsel
Facsimile:  [REDACTED]
with a copy to (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036-6522
Attention:  Sheldon S. Adler, Esq.

                    Pankaj K. Sinha, Esq.
Facsimile:  [REDACTED]

30.  GOVERNING LAW.  This Guaranty shall be governed by and construed in accordance with the Laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

31.  CONSENT TO JURISDICTION; WAIVER OF TRIAL BY JURY. Each Guarantor (i) hereby irrevocably submits to the nonexclusive jurisdiction of the Supreme Court of the State of New York, New York County (without prejudice to the right of any party to remove to the United States District Court for the Southern District of New York) and to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Guaranty or the subject matter hereof brought by the Guaranty Beneficiary; (ii) hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court, or in such federal court; and (iii) to the extent permitted by Applicable Law, hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that such party is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Guaranty or the subject matter hereof may not be enforced in or by such court.

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TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH GUARANTOR HEREBY WAIVES THE RIGHT TO DEMAND A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS GUARANTY OR THE SUBJECT MATTER THEREOF BROUGHT BY THE GUARANTY BENEFICIARY.

32.  SUBROGATION.  Each Guarantor shall be subrogated to any and all rights of the holders of the Obligations against the Guaranteed Party in respect of all amounts paid to the holders of the Obligations by any Guarantor under or pursuant to this Guaranty.

33.  SEVERABILITY, AMENDMENTS AND WAIVERS. If any provision of this Guaranty or any application hereof shall be invalid or unenforceable under Applicable Law, the validity, legality and enforceability of the remaining provisions hereof shall not be affected or impaired thereby.  No term, covenant, agreement or condition of this Guaranty may be terminated or amended, or compliance therewith waived, except by an instrument or instruments in writing executed by each Guarantor and consented to by the parties hereto.

34.  COUNTERPARTS.  This Guaranty may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned has caused this Guaranty to be executed and delivered as of the day and year first above written.

NATIONAL GRID, PLC
as Guarantor

By:      __________________________
Name:
Title:

 NATIONAL GRID USA
as Guarantor

By:      __________________________
Name:
Title:

KEYSPAN-RAVENSWOOD, LLC
as Guaranty Beneficiary

By:     __________________________
Name:
Title:

EXHIBIT E

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement is dated as of [•], 2008 (this "Agreement"), between KeySpan Corporation, a New York corporation (the "Seller"), and TransCanada Facility USA, Inc., a Delaware corporation (the "Buyer"), (collectively, the "Parties").

R E C I T A L S:

WHEREAS, the Seller and the Buyer have entered into the Membership Interest and Stock Purchase Agreement, dated as of March 31, 2008 (the "Purchase Agreement"), relating to the purchase and sale of all the outstanding Membership Interests (as defined therein) of KeySpan-Ravenswood, LLC ("Ravenswood") and the Shares (as defined therein) of KeySpan Ravenswood Services Corp. ("Services Corp." and together with Ravenswood, the "Companies"); and

WHEREAS, the Purchase Agreement provides that concurrently with the consummation of the transactions contemplated thereby, the Parties will enter into this Agreement whereby the Seller, or its Affiliates (as defined herein), will provide Services (as defined herein) to the Buyer during the Transition Period (as defined herein).

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

SECTION 1
DEFINITIONS

For the purposes of this Agreement, the following terms will have the definitions hereinafter specified:

1.1           "Affiliate" shall mean with respect to any specified entity, any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the entity specified;

1.2           "Direct Cost" shall mean, with respect to each Service, the cost or expense incurred by the Seller attributable to the provision by it of such Service, but which does not include any profit component.

1.3           "Reimbursable Cost" shall mean, with respect to each Service, (i) the Direct Cost, (ii) the actual cost to the Seller directly related to the provision of such Service by a Provider, or (iii) any other method agreed to by the Seller and the Buyer for the reimbursement of costs and expenses incurred by the Seller to perform such Service as set forth in the applicable Section of Schedule A.

1.4           "Service" or "Services" shall mean those services listed and described on Schedule A attached hereto to be provided pursuant to the terms and in the manner described herein; and

1.5  "Transition Period" shall mean (a) with respect to each Service other than the Shares Assets, the period beginning on the date of this Agreement and continuing for nine (9) months and (b) with respect to the Shared Assets, the period beginning on the date of this Agreement and continuing for six  (6) months; provided, that the Buyer shall use reasonable best efforts to terminate each Service as soon as reasonably practicable, it being understood that a breach of this Section 1.5 shall not affect Seller's obligations under this Agreement.

All capitalized terms not otherwise defined herein will have the meanings ascribed to them in the Purchase Agreement.

SECTION 2
SERVICES

2.1	Transition Services.

(a)  During the applicable Transition Period, the Seller agrees to provide, or cause its Affiliates to provide, to the Buyer all of the Services set forth in Schedule A to this Agreement.

(b)  The Seller may cause third-party service providers (the “Providers”) that have been approved by the Buyer, whether acting on behalf of the Seller or any of its Affiliates, to provide Services to the Buyer, in accordance with the terms and conditions of this Agreement.

(c)  In every case, all of the Services will be provided in accordance with the terms, limitations and conditions set forth herein and on Schedule A.

(d)  The Parties may, in writing, mutually agree to modify, reduce or increase the scope of any Services at any time.

(e)  Notwithstanding anything to the contrary in this Agreement, the Seller shall use commercially reasonable efforts to maintain staffing at levels capable of delivering Services in a timely manner.

2.2  Quality of Services.  The Seller, or its respective Affiliates, as applicable, shall provide the Services to the Buyer in accordance with at least the same standard of care and timeliness that the Services were provided to the Companies during the period between [January 1, 2007 and the Closing Date].

SECTION 3
PAYMENT
3.1	Payment.

(a)  In consideration for providing the Services, the Buyer will pay to the Seller, or its respective Affiliates, as applicable, for each calendar month: (i) the Reimbursable Cost for each Service on Schedule A attached hereto; and (ii) all reasonable and documented expenses incurred by the Seller, or its respective Affiliates, as applicable, in providing the

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Services (including, but not limited to, airfare, lodging, meals, mileage, parking and ground transportation).

(b)  Except as otherwise provided herein, statements will be rendered each month by the Seller, or its respective Affiliates, as applicable, to the Buyer for Services delivered during the preceding month and all reasonable and documented expenses incurred by the Seller, or its respective Affiliates, as applicable, in providing such Services (the “Monthly Statement”).  Such Monthly Statements will be substantiated by supporting information and will itemize in reasonable detail the basis for such Monthly Statement.  Each Monthly Statement will be payable to the Seller, or its respective Affiliates, as the case may be, in cash 10 days after the invoice date of such Monthly Statement.  Any overdue payment will bear interest at 8% per annum until paid.

(c)  No amounts due hereunder from the Buyer to the Seller, or its respective Affiliates, as applicable, may or will be offset or held in escrow by the Buyer against amounts due or allegedly due from the Seller, or its respective Affiliates, to the Buyer pursuant to the Purchase Agreement or any other documents delivered in connection with the transactions contemplated by the Purchase Agreement.

(d)  The Buyer will pay and be responsible for all sales, service, value-added, use, excise, consumption, and other similar taxes (but excluding any withholding taxes or other net income or franchise taxes  that are assessed or imposed against the Seller, or its respective Affiliates, as applicable) and duties that are assessed or imposed against the Seller, or its respective Affiliates, as applicable, on the provision of Services as a whole, or of any particular Service, pursuant to the terms of this Agreement.  Any and all payments by or on account of any obligation of the Buyer hereunder will be made free and clear of and without deduction for any and all present or future taxes, including deductions, charges or withholdings imposed by any Governmental Entity.

SECTION 4
TERM

4.1  General.  Each Service will commence on the date of this Agreement, and will continue for the applicable Transition Period; provided, however, that the Buyer may terminate this Agreement, or any Service or Services provided hereunder, upon 30 days prior written notice.

4.2  Amounts Due.  In the event of a termination of this Agreement, all outstanding amounts due from the Buyer under Section 3.1, up through and including the date of termination, will become due and payable to the Seller, or its respective Affiliates, as applicable.  The fee for any terminated Service will be prorated for the number of days of Service received in the calendar month (based on a thirty (30)-day month) in which the Service is terminated.

4.3  Effect of Expiration.  In the event of expiration of this Agreement, the Seller shall, and shall cause its applicable Affiliates to, transfer to the Buyer all materials and supplies procured in connection with the provision of the Services, the cost of which has been included in Reimbursable Costs already paid by the Buyer for the Services.

4.4  Survival.  The provisions in Sections 3.1, 4.2, 4.3, 4.4, 6.2 through 6.13 and Article V hereof shall survive the expiration or other termination of this Agreement.

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SECTION 5
LIABILITIES; INDEMNIFICATION

5.1  Consequential and Other Damages.  Neither the Seller, nor any of its respective Affiliates, will be liable, whether in contract, in tort or otherwise, for any punitive, special, indirect, incidental, liquidated or consequential damages whatsoever, which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or the provision of or failure to provide any Service hereunder.

5.2  LIMITATION OF LIABILITY.  EACH OF THE SELLER, AND ITS RESPECTIVE AFFILIATES, AS APPLICABLE, WILL USE REASONABLE CARE AND SKILL IN CARRYING OUT THE SERVICES.  NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER THE SELLER, NOR ANY OF ITS RESPECTIVE AFFILIATES, WILL BE LIABLE WITH RESPECT TO THIS AGREEMENT OR ANYTHING DONE IN CONNECTION HEREWITH, INCLUDING BUT NOT LIMITED TO THE PERFORMANCE OR BREACH HEREOF, OR FROM THE SALE, DELIVERY, PROVISION OR USE OF ANY SERVICE OR DOCUMENTATION OR DATA PROVIDED UNDER OR COVERED BY THIS AGREEMENT EXCEPT IN THE EVENT OF THE SELLER'S, OR ANY OF ITS RESPECTIVE AFFILIATE'S, AS THE CASE MAY BE, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT IN CONNECTION WITH THIS AGREEMENT, IN WHICH CASE THE AGGREGATE LIABILITY OF THE SELLER AND ITS RESPECTIVE AFFILIATES, AS THE CASE MAY BE, SHALL BE LIMITED TO THE SUM OF ALL FEES RECEIVED BY SUCH PARTY FOR SERVICES UNDER THE AGREEMENT.

5.3  Indemnification. The Buyer will indemnify and hold harmless each of the Seller or its respective Affiliates for any Loss that is incurred by the Seller, or its respective Affiliates, as the case may be, under this Agreement, except solely to the extent such Loss is the direct result of either the Seller's or any of its respective Affiliate's, as the case may be, gross negligence or willful misconduct with respect to its obligations under this Agreement.

SECTION 6
GENERAL PROVISIONS

6.1           Access

(a)           During the Transition Period, the Seller, or its respective Affiliates, as the case may be, will have access, at reasonable times and during regular business hours, to any information or records kept by the Buyer or the Company reasonably requested by the Seller and in order to provide the Services under this Agreement.

(b)           For a period of 12 months following the end of the Transition Period, the Buyer, or its respective Affiliates, as the case may be, may inspect, review and copy, at reasonable times and during regular business hours, the files, books, records, accounts, servicing practices, policies and procedures of the Seller or its Affiliates, as applicable, primarily related to the Services.

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(c)  The Seller, or its respective Affiliates, as the case may be, will have the right of reasonable ingress to and egress from the Company's and its Subsidiaries' premises, during regular business hours and upon reasonable prior notice, for purposes specifically connected with the delivery of Services hereunder.

6.2           Confidentiality.  The Seller shall, and shall cause its applicable Affiliates to, treat all information provided to Seller or any of its Affiliates pursuant to Section 6.1(a) as though it was Buyer Protected Information.  The Buyer shall, and shall cause its applicable Affiliates to, treat all information provided to the Buyer or any of its Affiliates pursuant to Section 6.1(b) as though it was Seller Protected Information.

6.3           Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent if sent by facsimile (provided that the sender receives confirmation of successful transmission), and (c) when received, if sent by overnight courier service or if mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Buyer to:

TransCanada Facility USA, Inc.
450 – 1st Street, SW
Calgary, AB   T2P 5H1
Attention:  Sean McMaster
                    Executive Vice-President,
                    Law and General Counsel
Facsimile: [REDACTED]

with copies to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606
Attention: Marc F. Sperber
                   D. Michael Murray
Facsimile: [REDACTED]

If to the Seller, or any of its respective Affiliates, to:

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
Attention:  John G. Cochrane, Executive Vice-President
    Michael Walker, Esq.
Facsimile: [REDACTED]

14

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Sheldon S. Adler, Esq.
    Pankaj K. Sinha, Esq.
Facsimile: [REDACTED]

6.4           Relationship between Parties.  Nothing contained in this Agreement shall be construed as creating a partnership, joint venture, agency, trust or other association of any kind, or treating the Seller and the Buyer as co-employers, it being understood that each Party is individually responsible only for its obligations as set forth in this Agreement.  The Seller, or its respective Affiliates, as the case may be, shall provide the Services hereunder in the capacity of an independent contractor and not as an employee or agent of the Buyer or its Affiliates.

6.5           Assignment; Binding Effect.  This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by the Buyer and the Seller and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that the Buyer may assign its rights and delegate its duties under this Agreement to an Affiliate of the Buyer without the consent of (but with prior written notice to) the Seller if (a) the assignee shall assume in writing all of the Buyer's obligations hereunder and (b) the Buyer shall not be released from any of its obligations hereunder by reason of such assignment.  Notwithstanding the foregoing, the Parties acknowledge that the Seller may delegate the performance of any Services to be provided under this Agreement to one or more of its Affiliates that normally performs such Services and that the Buyer may designate one or more of its Affiliates that is engaged in the conduct of the Business to receive any or all of the Services; provided, however, that the Seller and the Buyer will each remain fully responsible for compliance with the terms of this Agreement the same as if such delegation or designation were not effected.

6.6	Governing Law; Jurisdiction.

(a)           This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the State of New York without regard to the conflicts of laws rules thereof.

(b)  All judicial Actions brought against the parties arising out of or relating to this Agreement, or any obligations hereunder, shall be brought in any state or federal court of competent jurisdiction in the State of New York.  By executing and delivering this Agreement, the Parties irrevocably:  (i) accept generally and unconditionally the exclusive jurisdiction and venue of these courts; (ii) waive any objections which such Party may now or hereafter have to the laying of venue of any of the aforesaid Actions arising out of or in connection with this

15

Agreement brought in the courts referred to in clause (i) above and hereby further irrevocably waive and agree not to plead or claim in any such court that such Action brought in any such court has been brought in an inconvenient forum; (iii) agree that service of all process in any such Action in any such court may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 6.3; and (iv) agree that service as provided in clause (iii) above is sufficient to confer personal jurisdiction over such Party in any such Action in any such court, and otherwise constitutes effective and binding service in every respect.

             6.7    Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart.  For purposes of this Agreement, facsimile signatures shall be deemed originals.

6.8    Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

6.9    Entire Agreement.  This Agreement and Schedule A hereto constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter.

6.10   Interpretation.

(a)  When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule of or to this Agreement unless otherwise indicated.

(b)  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."|

(c)           Unless the context requires otherwise, the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words in this Agreement refer to this entire Agreement.

(d)           Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(e)           References in this Agreement to "dollars" or "$" are to U.S. dollars.

(f)           This Agreement was prepared jointly by the Parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

16

6.11  Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the Seller and the Buyer.  Except as otherwise provided in this Agreement, any failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

6.12  Third Party Beneficiaries.  This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder and except that each of the Seller, or its respective Affiliates shall have the right to enforce the obligations of the Buyer solely with respect to Section 5.3.

6.13  Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

6.14  Reasonable Cooperation.  During the Transition Period, each of the Parties shall reasonably cooperate with each other to perform its obligations under this Agreement.

[The remainder of this page is intentionally left blank.]

17

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

KEYSPAN CORPORATION

By:___________________________________
Name:
Title:

TRANSCANADA FACILITY USA, INC.

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

Schedule A

Service	Obligations of the Seller	Fee
1. Shared Assets
For a period of six (6) months after the date of this Agreement, the Seller shall, and shall cause its Affiliates to, make all Shared Assets available for the Companies’ use on substantially the same basis as such Shared Assets were available for use in the conduct of the Business as conducted prior to the date of the Purchase Agreement.  The Buyer shall cause the Companies to limit their use of the Shared Assets during such six (6)-month period after the date of this Agreement to substantially the same frequency and extent that such Shared Assets were used in the conduct of the Business as conducted during the one (1)-year period prior to the date of Purchase Agreement.
Direct Cost
[Additional Sections of Schedule A to be mutually agreed upon by the Seller and the Buyer prior to the Closing Date.]

SELLER DISCLOSURE SCHEDULES

These disclosure schedules are delivered to you pursuant to the Membership Interest and Stock Purchase Agreement, dated March 31, 2008 (the "Agreement"), by and among KeySpan Corporation, a New York corporation (the "Seller"), KeySpan Energy Corporation (solely for purposes of Sections 2.1, 4.5, 5.1, 5.2, 5.3, 5.6, 7.1, 7.8, 7.13, 7.17 and Article XI thereof), a New York corporation, and TransCanada Facility USA, Inc., a Delaware corporation (the "Buyer"), and constitutes the "Seller Disclosure Schedules" as defined in the Agreement.

Nothing in these Seller Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in the Agreement or to independently constitute any representation, warranty or covenant.  In particular, although these Seller Disclosure Schedules may contain supplementary information not specifically required under the Agreement, such supplementary information (i) is provided for general information purposes for the parties to the Agreement, (ii) is not separately represented or warranted herein or in the Agreement and (iii) does not necessarily include other matters of a similar informational nature.

Inclusion of any item in these Seller Disclosure Schedules (i) does not represent a determination that such item is material (or constitutes a "Material Adverse Effect") or establish a standard of materiality, (ii) does not represent a determination that such item is required to be disclosed pursuant to the Agreement, (iii) does not represent a determination that such item did not arise in the ordinary course of business, and (iv) shall not constitute, or be deemed to be, an admission to any third party concerning such item or an admission of default or breach under any agreement or document.

Disclosures included herein shall be considered to be made for purposes of other sections of these Seller Disclosure Schedules to the extent that the relevance of any such disclosure to any other sections of the Seller Disclosure Schedules is reasonably apparent from the text of such disclosure.  The inclusion of any cross-references to any section of these Seller Disclosure Schedules, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not reasonably apparent for the purposes of the immediately preceding sentence.

The information contained herein is provided solely for purposes of making disclosures to the Buyer under the Agreement.  In disclosing this information, the disclosing party does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.  Any information contained herein shall be subject to the terms of the Confidentiality Agreement until the Closing.

Appendices and exhibits attached hereto and referenced herein form an integral part of the sections of these Seller Disclosure Schedules into which they are incorporated by reference or attached for all purposes as if fully set forth in such section.

Unless otherwise noted herein, any capitalized term used in these Seller Disclosure Schedules shall have the same meaning assigned to such term in the Agreement.  Any introductory language or headings contained in these Seller Disclosure Schedules are for convenience of reference only and shall not affect the interpretation of these Seller Disclosure Schedules or the Agreement.

Section 1.1(a)
Excluded Liabilities

[REDACTED: Description of liabilities which the seller is retaining.]

Section 1.1(b)
Knowledge

1.  [REDACTED: Listing of employees identified for the definition of “Knowledge of the Seller” or “to the Seller’s Knowledge”.]

Section 1.1(c)
Permitted Encumbrances

1.
Pursuant to the Voluntary Cleanup Agreement, Ravenswood has submitted to the NYSDEC a draft Declaration of Covenants and Restrictions providing, inter alia, that the owner shall occupy and use the Unit 40 Land in accordance with the NYSDEC’s approved "Soils Management Plan".  NYSDEC approval is pending.

2.	With the exception of Items 4, 21 and 22 of Section 5.7(a), Section 5.7(a) of the Seller Disclosure Schedules are incorporated herein by reference.

Section 1.1(d)
Scheduled Capital Expenditures

2008 Capital Expenditures

[REDACTED: Capital expenditure amounts.]

Section 1.1(e)
Unit 10/20/30 Land

PARCEL I (RAVENSWOOD GENERATING STATION PARCEL A)

All that certain plot, piece or parcel of land including land now or formerly under water, situate, lying and being at Ravenswood in the Borough and County of Queens, City and State of New York, bounded and described as follows:

BEGINNING at a point on the westerly side of Vernon Boulevard at the extreme southeasterly end of the arc of a curve connecting the southerly side of 36th Avenue with the westerly side of Vernon Boulevard;

RUNNING THENCE southerly along the westerly side of Vernon Boulevard, 981.30 feet to an angle point;

THENCE southerly still along the westerly side of Vernon Boulevard, 675.44 feet;

THENCE westerly along a line forming an interior angle of 96 degrees 49 minutes 42 seconds with the westerly side of Vernon Boulevard, 52.52 feet;

THENCE northerly along a line forming an interior angle of 90 degrees 56 minutes 05 seconds with the last mentioned course, 29.12 feet;

THENCE westerly along a line forming an interior angle of 270 degrees 54 minutes 55 seconds with the last mentioned course, 465.83 feet;

THENCE southerly along a line forming an interior angle of 270 degrees 04 minutes 03 seconds with the last mentioned course, 344.55 feet;

THENCE westerly along a line forming an interior angle of 86 degrees 35 minutes 25 seconds with the last mentioned course 149.56 feet to the United States Pierhead and Bulkhead approved by the Secretary of War on June 30, 1947;

THENCE northerly along said pierhead and bulkhead line, 290.42 feet to an angle point;

THENCE northerly still along said pierhead and bulkhead line, 1171.01 feet to an angle point;

THENCE northerly still along said pierhead and bulkhead line, 466.21 feet to the southerly side of 36th Avenue;

THENCE easterly along the southerly side of 36th Avenue, 12.07 feet to the angle point;

THENCE easterly still along the southerly side of 36th Avenue 38.45 feet to a point of curvature;

THENCE easterly still along the southerly side of 36th Avenue on a curve bearing to the left having a radius of 2061.00 feet, and a central angle of 08 degrees 56 minutes 17 seconds a distance of 321.51 feet to a point of tangency;

THENCE easterly still along the southerly side of 36th Avenue, 278.69 feet to the extreme northwesterly end of the arc of the curve, first above mentioned, connecting the southerly side of 36th Avenue to the westerly side of Vernon Boulevard;

THENCE along the aforementioned arc of the curve bearing to the right having a radius of 15.00 feet and a central angle of 90 degrees 00 minutes 00 seconds, a distance of 23.56 feet to the westerly side of Vernon Boulevard at the point or place of BEGINNING.

EXCEPTING the following described premises:

All that certain plot, piece or parcel of land, situate, lying and being at Ravenswood Cogeneration Facility in Long Island City, the Borough and County of Queens, City and State of New York, bounded and described as follows:

BEGINNING at the point of a newly constructed building within Parcel "A" having coordinates of N277358.47 and E607681.66 in the New York State Plane Coordinate System of 1927, which beginning point is distant the following three courses from an angle point on the westerly side of Vernon Boulevard (75 feet wide), which angle point is located at the intersection of 38th Avenue (75 feet wide), as said Boulevard and Avenue are shown on Map #4297, titled "the Elimination of 37th Avenue and 38th Avenue between Vernon Boulevard and the East River, along with the layout of Sewer Easements", dated November 28, 1962 and adopted by the Board of Estimate of the City of New York on July 25th, 1963 (Map #4297) which map was filed at Topographical Bureau, Borough of Queens, City of New York on August 9, 1963, thence;

A.	North 25 degrees 02 minutes 04 seconds East a distance of 476.77 feet in the right of way of Vernon Boulevard to a point, thence;

B.	North 64 degrees 57 minutes 56 seconds West a distance of 214.15 feet at a right angle from the previous course to a point being the original point of beginning of the Con Edison Lease area, thence;

C.	South 23 degrees 48 minutes 54 seconds West a distance of 9.07 feet to the point of beginning of the Facility Site, running thence;

1.	South 59 degrees 11 minutes 27 seconds East a distance of 43.51 feet along the perimeter of the said Facility Site area to a point, thence;

2.	North 32 degrees 20 minutes 17 seconds East a distance of 4.31 feet along the same to a point, thence;

3.	South 59 degrees 20 minutes 48 seconds East a distance of 22.03 feet along the same to a point, thence;

4.	North 30 degrees 48 minutes 33 seconds East a distance of 0.55 feet along the same to a point, thence;

5.	South 59 degrees 11 minutes 27 seconds East a distance of 30.24 feet along the same to a point, thence;

6.	South 30 degrees 48 minutes 33 seconds West a distance of 30.23 feet along the same to a point, thence;

7.	South 59 degrees 11 minutes 27 seconds East a distance of 30.52 feet along the same to a point, thence;

8.	South 30 degrees 48 minutes 33 seconds West a distance of 13.79 feet along the same to a point, thence;

9.	South 59 degrees 11 minutes 27 seconds East a distance of 9.74 feet along the same to a point, thence;

10.	South 30 degrees 48 minutes 33 seconds West a distance of 107.85 feet along the same to a point, thence;

11.	North 59 degrees 11 minutes 27 seconds West a distance of 20.80 feet along the same to a point, thence;

12.	South 30 degrees 48 minutes 33 seconds West a distance of 85.62 feet along the same to a point, thence;

13.	South 59 degrees 11 minutes 27 seconds East a distance of 28.29 feet along the same to a point, thence;

14.	South 30 degrees 48 minutes 33 seconds West a distance of 82.39 feet along the same to a point, thence;

15.	North 59 degrees 11 minutes 27 seconds West a distance of 57.01 feet along the same to a point, thence;

16.	North 30 degrees 48 minutes 33 seconds East a distance of 13.49 feet along the same to a point, thence;

17.	North 59 degrees 11 minutes 27 seconds West a distance of 51.01 feet along the same to a point, thence;

18.	North 30 degrees 48 minutes 33 seconds East a distance of 16.72 feet along the same to a point, thence;

19.	North 59 degrees 11 minutes 27 seconds West a distance of 41.34 feet along the same to a point, thence;

20.	North 30 degrees 48 minutes 33 seconds East a distance of 18.65 feet along the same to a point, thence;

21.	North 59 degrees 11 minutes 27 seconds West a distance of 123.57 feet along the same to a point, thence;

22.	North 30 degrees 48 minutes 33 seconds East a distance of 163.89 feet to a point, thence;

23.	South 64 degrees 14 minutes 53 seconds East a distance of 6.85 feet to a point, thence;

24.	South 60 degrees 36 minutes 23 seconds East a distance of 10.27 feet along Facility Site area to a point, thence;

25.	South 59 degrees 11 minutes 27 seconds East a distance of 117.09 feet along said Facility Site area to a point, thence;

26.	North 30 degrees 48 minutes 33 seconds East a distance of 76.07 feet along the same to a point, thence;

27.	North 59 degrees 11 minutes 27 seconds West a distance of 4.63 feet along the same to a point, thence;

28.	North 30 degrees 48 minutes 33 seconds East a distance of 25.31 feet along the same to the point or place of beginning.

PARCEL II (RAINEY OIL TANK FARM PARCEL D):

All that certain plot, piece or parcel of land including land now or formerly under water, situate, lying and being at Ravenswood in the Borough and County of Queens, City and State of New York, bounded and described as follows:

BEGINNING at a point on the northerly side of 36th Avenue distant 11.10 feet westerly from the extreme southwesterly end of the arc of a curve connecting the northerly side of 36th Avenue with the westerly side of Vernon Boulevard;

RUNNING THENCE westerly along the northerly side of 36th Avenue, 267.59 feet to a point of curvature;

THENCE westerly still along the northerly side of 36th Avenue on a curve bearing to the right having a radius of 1934.00 feet, and a central angle of 00 degrees 30 minutes 51 seconds a distance of 17.36 feet to a point of tangency;

THENCE northwesterly along a line forming an interior angle of 119 degrees 05 minutes 28 seconds with the tangent to the preceding course (which tangent forms the aforesaid point of tangency) 18.81 feet;

THENCE northerly along a line forming an interior angle of 151 degrees 53 minutes 55 seconds with the last mentioned course, 71.37 feet;

THENCE easterly along a line forming an interior angle of 89 degrees 33 minutes 57 seconds with the last mentioned course, 160.85 feet;

THENCE southerly along a line forming an interior angle of 89 degrees 47 minutes 41 seconds with the last mentioned course, 62.83 feet;

THENCE easterly along a line forming an interior angle of 269 degrees 54 minutes 41 seconds with the last mentioned course, 133.82 feet;

THENCE southerly along a line forming an interior angle of 90 degrees 22 minutes 41 seconds with the last mentioned course, 24.65 feet to the northerly side of 36th Avenue at the point or place of BEGINNING.

Section 1.1(f)
Unit 40 Land

All that certain piece or parcel of land, situate, lying, and being at Ravenswood Cogeneration Facility in Long Island City, the Borough and County of Queens, City and State of New York, bounded and described as follows:

Beginning at the point of a newly constructed building within Parcel "A" having coordinates of N277358.47 and E607681.66 in the New York State Plane Coordinate System of 1927, which beginning point is distant the following three courses from an angle point on the westerly side of Vernon Boulevard (75 feet wide), which angle point is located at the intersection of 38th Avenue (75 feet wide), as said Boulevard and Avenue are shown on map #4297, titled "the Elimination of 37th Avenue and 38th Avenue between Vernon Boulevard and the East River, along with the layout of Sewer Easements", dated November 28, 1962 and adopted by the Board of Estimate of the City of New York on July 25th, 1963 (Map #4297) which map was filed at Topographical Bureau, Borough of Queens, City of New York on August 9, 1963 thence;

A.	North 25°02'04" East a distance of 476.77 feet in the right of way of Vernon Boulevard to a point, thence;

B.	North 64°57'56" West a distance of 214.15 feet at right angle from the previous course to a point being the original point of beginning of the Con Edison Lease area, thence;

C.	South 23°48'54" West a distance of 9.07 feet to the point of beginning of the Facility Site, running thence;

1.	South 59°11'27" East a distance of 43.51 feet along the perimeter of the said Facility Site area to a point, thence;

2.	North 32°20'17" East a distance of 4.31 feet along the same to a point, thence;

3.	South 59°20'48" East a distance of 22.03 feet along the same to a point, thence;

4.	North 30°48'33" East a distance of 0.55 feet along the same to a point, thence;

5.	South 59°11'27" East a distance of 30.24 feet along the same to a point, thence;

6.	South 30°48'33" West a distance of 30.23 feet along the same to a point, thence;

7.	South 59°11'27" East a distance of 30.52 feet along the same to a point, thence;

8.	South 30°48'33" West a distance of 13.79 feet along the same to a point, thence;

9.	South 59°11'27" East a distance of 9.74 feet along the same to a point, thence;

10.	South 30°48'33" West a distance of 107.85 feet along the same to a point, thence;

11.	North 59°11'27" West a distance of 20.80 feet along the same to a point, thence;

12.	South 30°48'33" West a distance of 85.62 feet along the same to a point, thence;

13.	South 59°11'27" East a distance of 28.29 feet along the same to a point, thence;

14.	South 30°48'33" West a distance of 82.39 feet along the same to a point, thence;

15.	North 59°11'27" West a distance of 57.01 feet along the same to a point, thence;

16.	North 30°48'33" East a distance of 13.49 feet along the same to a point, thence;

17.	North 59°11'27" West a distance of 51.01 feet along the same to a point, thence;

18.	North 30°48'33" East a distance of 16.72 feet along the same to a point, thence;

19.	North 59°11'27" West a distance of 41.34 feet along the same to a point, thence;

20.	North 30°48'33" East a distance of 18.65 feet along the same to a point, thence;

21.	North 59°11'27" West a distance of 123.57 feet along the same to a point, thence;

22.	North 30°48'33" East a distance of 163.89 feet to a point, thence;

23.	South 64°14'53" East a distance of 6.58 feet to a point, thence;

24.	South 60°36'23" East a distance of 10.27 feet along facility site area to a point, thence;

25.	South 59°11'27" East a distance of 117.09 feet along said facility site area to a point, thence;

26.	North 30°48'33" East a distance of 76.07 feet along the same to a point, thence;

27.	North 59°11'27" West a distance of 4.63 feet along the same to a point, thence;

28.	North 30°48'33" East a distance of 25.31 feet along the same to the Point and Place of Beginning.

Containing: 1.380 Acres (60,095 Square Feet), more or less.

Section 1.1(g)
Target Working Capital

[REDACTED: Ravenswood and Services January 31, 2008 working capital.]

Section 5.3(a)
Consents and Approvals

[REDACTED: Description of certain agreements under which consents are required for approvals.]

4.
Prior to the Closing, the Seller will assign the Operation and Maintenance Agreement between Global Common Greenport, LLC and Services, dated June 27, 2003, to an Affiliate of the Seller other than the Companies.

Section 5.3(b)
Consents and Approvals

1.	FCC consent is required for the transfer of one (1) radio license to the Buyer.

2.
Approval from the New York State Board on Electric Generation Siting and the Environment for the transfer of the Certificate of Environmental Compatibility and Public Need for Unit 40 (Case 99-F-1625) pursuant to 16 NYCRR § 1000.16.

3.	As of the date hereof, KeySpan Generation LLC is named on the Ravenswood SPDES permit. This permit will be transferred into the name of one of the Companies prior to the Closing.

Section 5.5(a)
Absence of Certain Changes or Events

None.

Section 5.7(a)
Real Property

Title of Document	Parties	Date
Ravenswood Continuing Site Agreement	Con Edison and MarketSpan Corporation d/b/a Energy (assigned to KeySpan-Ravenswood, Inc. n/k/a Ravenswood)	January 28, 1999
Ravenswood-Rainey Declaration of Subdivision Easements	Con Edison as sole declarant	May 26, 1999
Ravenswood –Vernon Declaration of Subdivision Easements	Con Edison as sole declarant	May 26, 1999
Indenture of Trust, Security Agreement and Assignment	LIC Funding, Limited Partnership ("LIC") and The Bank of New York	June 9, 1999
Amended and Restated Declaration of Easement Agreement	Con Edison, Ravenswood and Steam House Leasing, LLC (an affiliate of Con Edison)	June 18, 1999
Ravenswood-Rainey Zoning Lot Development Agreement	Con Edison and Ravenswood	June 18, 1999
Ravenswood-Vernon Zoning Lot Development Agreement	Con Edison and Ravenswood	June 18, 1999
Lease Agreement between Con Edison and Steam House Leasing, LLC (affiliate of Con Edison) (commonly known as the Steam House Lease)	Con Edison (as Landlord) and Steam House Leasing, LLC (as Tenant). Services is now the Landlord under the Lease.	June 18, 1999
Agreement Regarding the Operation and Maintenance of the "A" House at the Ravenswood Facility (commonly known as the O&M Agreement)	Con Edison and Services	June 18, 1999
Ground Lease and Easement Agreement	Ravenswood as landlord and LIC as tenant	June 18, 1999
Deed from Con Edison to Ravenswood	Con Edison, as grantor	June 18, 1999
Deed from Con Edison to LIC	Con Edison, as grantor	June 18, 1999
Deed from Ravenswood to Services	Ravenswood, as grantor	June 18, 1999
Supplemental Ravenswood Easement Agreement	Con Edison, Ravenswood and Steam House Leasing, LLC (affiliate of Con Edison)	February 4, 2003
Indenture of Trust, Assignment of Leases and Rents and Security Agreement	SE Ravenswood Trust and Wells Fargo Bank Northwest, N.A. as Indenture Trustee	May 25, 2004
Deed and Bill of Sale	Ravenswood to SE Ravenswood Trust	May 25, 2004

Site Lease and Easement Agreement	Ravenswood, as ground lessor, SE Ravenswood Trust, as ground lessee	May 25, 2004
Site Sublease	SE Ravenswood Trust, as Sublessor, and Ravenswood, as Sublessee	May 25, 2004
Memorandum of Site Lease and Easement Agreement	Ravenswood	May 25, 2004
Memorandum of Site Sublease	Ravenswood	May 25, 2004
Subordination and Non-Disturbance Agreement	The Bank of New York, as Trustee, Ravenswood, LIC and Wells Fargo Bank Northwest, N.A., as trustee	May 25, 2004
Leasehold Mortgage, Assignment of Rents and Fixture Filing	LIC and the Bank of New York	Undated
The matters set forth in and described on Schedule B, exception numbers 3, 5-12 and 14-16, in that certain Certificate and Report of Title	Issued by Commonwealth Land Title Insurance Company, Title Number NY080086	January 15, 2008

Section 5.7(d)
Real Property

(see attached)

Section 5.8
Environmental Matters

1.	All information, data and conclusions set forth in the documents set forth in the Electronic Data Room, including but not limited to:

[REDACTED: Description of certain environmental assessments and reports.]

 2.           The following renewal applications are pending with the NYSDEC: MPFL (renewal filed12/5/07); Unit 40 Title V (renewal filed 4/21/06); and A House Title V (renewal filed4/17/06).

Air

1.
From time to time, Ravenswood violates opacity limits specified in its New York State Title V air permit.  Exceedences are reported to the NYSDEC in accordance with the applicable NY DEC consent order. Ravenswood has received the following fines for such exceedances since 2004:

Year	Unit	Fines ($)
2004	10	100
2004	20	1000
2005	10	100
2005	20	100
2005	30	800
2006	20	100
2006	30	100
2007	10	100
2007	20	600
2007	30	300

The above-listed fines were imposed pursuant to the stipulated penalty provision of the Consent Decree.  Pursuant to a letter from the NYSDEC dated March 10, 2008, the stipulated penalty provision of the Consent Decree applicable to opacity exceedances is no longer in effect as a result of the issuance of a Title V permit to the facility.

[REDACTED: Disclosure related to potential environmental liabilities.]

Water, Oil and Chemical

1.           [REDACTED: Disclosure related to potential environmental liabilities.]

2.	As of the date hereof, KeySpan Generation LLC is named on the Ravenswood SPDES permit. This permit will be transferred into the name of one of the Companies prior to the Closing.

3.
Per the NYSDEC's Spill Database, there are twelve (12) open spill numbers from the Consent Decree: 9103498, 9415584, 9809807, 9910096, 9912003, 9009327, 9407884, 9411975, 9704952, 9806863, 9812437, and 9900155. These twelve (12) open spills are subject to possible investigation and/or remediation. Five (5) of these twelve (12) spill numbers are the subject of the 2007 GT Site Remedial Action Work Plan that is pending NYSDEC approval.

4.	Ravenswood and Services are subject to the Consent Decree.

5.	Ravenswood is subject to the Voluntary Cleanup Order.

6.
The Seller submitted for NYSDEC approval the 2007 GT Site Remedial Action Work Plan; the Bedrock Monitoring/Recovery Well Installation Work Plan; and post cleanup sampling data for the 2007 No. 6 Oil Excavation near Unit 40.  In March 2008, the NYSDEC approved the 2008 Boiler House A - Oil Seepage Investigation Work Plan.

7.	The Real Property previously had a Manufactured Gas Plant (MGP) operation from 1898 to the early 1950's and there are MGP and non-MGP subsurface contamination issues that exist.

8.           [REDACTED: Disclosure related to potential environmental liabilities.]

Section 5.8(a)
Environmental Permits

Agency	Program	Permit Number
NYCDEP	NYCDEP Air	PA129672M
NYCDEP	NYCDEP Air	PA129772J
NYCDEP	NYCDEP Air	PA129872R
NYCDEP	NYCDEP Air	PA049595H
NYCDEP	NYCDEP Air	PA049395N
NYCDEP	NYCDEP Air	PA049495K
NYCDEP	NYCDEP Air	PA052195X
NYCDEP	NYCBS	2-000366
NYCDEP	NYCDEP Air	PA129472H
NYCDEP	NYCDEP Air	PA129572P
NYSDEC	Title V	2-6304-00024/00035 REN1
NYSDEC	Title IV Acid Rain	2-6304-00024/00029 REN1
NYSDEC	SPDES	NY-0005193
NYSDEC	MPFL	02-1960
NYSDEC	NYCBS	2-000063
NYSDEC	Title V	2-6304-00024/00039
NYSDEC	Title V	2-6304-01378/00002
NYSDEC	EPA PSD	2-6304-00024/00039EPA
NYSDEC	Title IV Acid Rain	2-6304-00024/00039EPA
Board on Electric Generation Siting and the Environment	Certificate of Environmental Compatibility and Public Need – Unit 40	Case 99-F-1625

Section 5.9(a)
Collective Bargaining Agreement(s)

1.           Ravenswood Collective Bargaining Agreement between Services and Local 1-2 UtilityWorkers’ Union of America, AFL-CIO, dated from June 25, 2006 to June 24, 2009.

Section 5.9(b)
Labor Matters

1.
One (1) case is pending against Services alleging that management performed bargaining unit work. The union postponed the arbitration scheduled on March 24, 2008, and has not rescheduled the arbitration as of the date hereof.

2.	One (1) charge was filed against Services for the alleged termination of an employee because of his activities on behalf of Local 1-2, Utility Workers of Union of America.

Section 5.10(a)
ERISA; Benefit Plans

1.           Employees of Services participate in the following benefit plans/programs:

2007 Management Change of Control Severance Plan;
Employees’ Retirement Plan for Management Employees - DefinedBenefit;
Employees’ Retirement Plan for Management Employees – Cash Balance
Employees’ Retirement Plan for Management Employees – Ravenswood;
Retirement Income Plan of KeySpan Corporation for ManagementEmployees;
Retirement Income Plan for Management Employees – Cash Balance
Employees’ Retirement Plan for Ravenswood Union Employees
Supplemental Retirement Plan of MarketSpan Corporation d/b/a KeySpan Energy;
Excess Benefit Plan of Market Span Corporation d/b/a KeySpan Energy;
KeySpan Energy 401(k) Plan for Management Employees;
KeySpan Energy 401(k) Plan for Union Employees;
Annual Bonus Program (known as The KeySpan Incentive Compensationand Gainsharing Award Program prior to acquisition by National Grid);
Medical and dental coverage;
Prescription drug coverage;
Retiree Medical, Dental and Prescription Drug Plans;
Basic Group Term Life Insurance Plan;
Optional employee paid supplemental life insurance;
Retiree Life Insurance Plan;
Accidental Death and Dismemberment Insurance;
Optional Accidental Death and Dismemberment insurance
Business Travel Accident Insurance;
Optional Long Term Disability;
Flexible Spending Accounts for Healthcare and Dependent care;
Employee Stock Purchase Plan (rollout in April 2008);
Tuition Reimbursement Plan;
Vacation Allowance;
Vacation Buy/Sell Plan (Management Only);
Transit/Parking Reimbursement Plan (for management only);
Legal Services Plan;
Long-Term Care;
Cancer Coverage;
Adoption Assistance;
Paid Holidays;
Paid Sick Time;
Management Shift Pay Coverage; and
Services has entered into management retention agreements with the following employees:

[REDACTED: Names of employees.]

Section 5.10(g)
ERISA; Benefit Plans

The consummation of the transactions contemplated by the Agreement will trigger payments under retention agreements with the following employees:

[REDACTED: Names of employees.]

Section 5.11(a)
Certain Contracts and Arrangements

1.           Agreements:

Contract	Parties	Date
Ravenswood Continuing Site Agreement	Con Edison and MarketSpan Corporation d/b/a Energy (assigned to KeySpan-Ravenswood, Inc. n/k/a Ravenswood)	January 28, 1999
Energy Service Agreement	Services and Ravenswood	June 9, 1999
Operation and Maintenance Agreement	Services and Ravenswood	June 9, 1999
Fuel Oil Supply Agreement	Con Edison and Services	June 18, 1999
[REDACTED: Subject to confidentiality.]
Gas Transportation	Iroquois Gas Transmission System, LP and Ravenswood	February 18, 2002
Warehouse Lease	Ravenswood and Port Distribution Corp.	February 20, 2002
Gas Transportation and Balancing Service Agreement	Con Edison and Services	April 1, 2002
Operation and Maintenance of the A House Agreement, as amended	Con Edison and Services	October 1, 2002
Fuel Supply Letter Agreement	Con Edison and Services	December 20, 2002
Storage and Throughput Agreement, as amended	K-Sea Transportation Corp. or K-Sea Operating Partnership L.P. and Services	February 1, 2003
Interconnection Agreement	Con Edison and Ravenswood	August 1, 2003
Demineralized Water System Agreement	Ecolochem, Inc. and KeySpan Energy Corporation	September 18, 2003
Environmental Spill Response	Ken's Marine Service, Inc. and KeySpan Corporate Services LLC	November 10, 2003
[REDACTED: Subject to confidentiality.]
[REDACTED: Subject to confidentiality.]
[REDACTED: Subject to confidentiality.]
Fuel Storage – Tank 8563	IMTT-Bayonne and Ravenswood (assigned to Services on October 1, 2007)	May 27, 2004
Fuel Storage – Tank 8563	IMTT-Bayonne and Services	February 13, 2008
Fuel Storage – Tank 6204	IMTT-Bayonne and Ravenswood (assigned to Services on October 1, 2007)	October 12, 2005
Time Charter Barge Agreement	Moran Towing and Transportation, Inc. and Services	September 13, 2006

Fuel Storage – Tank 8070	IMTT-Bayonne and Ravenswood (assigned to Services on October 1, 2007)	March 7, 2007
Time Charter Barge Agreement	Bouchard Transportation Co. Inc. and Bouchard Ocean Services and Services	June 1, 2007
Fuel Supply – No. 6 Oil	Sunoco, Inc. and Services	July 1, 2007
Fuel Supply – No. 6 Oil	ConocoPhillips Company and Services	July 1, 2007
Fuel Supply - Kerosene	ConocoPhillips Company and Services	July 1, 2007
Fuel Supply – No. 6 Oil and Kerosene	Westport Petroleum, Inc. and Services	September 1, 2007
Agency Agreement, as amended	[REDACTED: Name of party due to confidentiality] Corporation, Ravenswood and Services	December 19, 2007
Energy, Ancillary Services and Fuel Conversion	[REDACTED: Name of party due to confidentiality] Corporation and Ravenswood	December 19, 2007
Toll – Insurance	XL Specialty Insurance	January 1, 2008
Warehouse Storage for Ravenswood Power Station Critical Spares	Worldwide Holding & Logistics and Ravenswood	December 2, 2004
Operation and Maintenance Agreement	Global Common Greenport, LLC and Services	June 27, 2003

2.           Purchase Orders:

Project	PO #	Vendor Name	Original Amount
RS0157	402450	SIEMENS POWER GENERATION	[REDACTED]

RS0158	402451	SIEMENS POWER GENERATION	[REDACTED]

RS0168	402446	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402446	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402446	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402446	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402450	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402450	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402450	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402451	SIEMENS POWER GENERATION	[REDACTED]
RS0168	402451	SIEMENS POWER GENERATION	[REDACTED]

RS0206	466878	SIEMENS POWER GENERATION	[REDACTED]
RS0206	466889	SIEMENS POWER GENERATION	[REDACTED]

3.           Sections 5.7(a) (Real Property), 5.9(a) (Collective Bargaining Agreements), 5.10(a) (ERISA; Benefit Plans), Item 3 of Section 5.15 (Taxes) and 7.13 (Affiliate Contracts) of the Seller Disclosures is incorporated herein by reference.

Section 5.11(b)
Certain Contracts and Arrangements

1.	[REDACTED: Description of contract which must be assigned.]

2.	Section 5.3(a) of the Seller Disclosure Schedules is incorporated herein by reference.

Section 5.11(c)
Certain Contracts and Arrangements

None.

Section 5.12
Legal Proceedings

Regulatory Proceedings

FERC

FERC In-City Capacity Market Investigation FERC Docket No. EL07-39
FERC In-City Capacity Market Mitigation FERC Docket No. EL07-39
NYISO Demand Curve Reset FERC Docket No. ER08-283
NYISO v. SCS Astoria FERC Docket No. EL07-18
KeySpan v. NYISO FERC Docket No. EL05-17
KeySpan v. FERC (D.C. Circuit) No. 07-1278 (FERC Case EL07-35)
KeySpan-Ravenswood, Inc., et. al., FERC Docket No. EL08-15-000
KeySpan-Ravenswood, Inc., FERC Docket No. ER99-2387
National Grid plc and KeySpan Corporation, FERC Docket No. EC06-125

NYPSC

National Grid/KeySpan Merger Order, 06-M-0878

Other

•	[REDACTED: Description of civil investigation.]

Litigation

Personal Injury and Property Damage

Chris Arciszewski and Anna Dyjak v. KeySpan Energy Corporation, KeySpan-Ravenswood LLC, and Consolidated Edison Company of New York, Inc., Supreme Court, King County

Daniel Sally v. KeySpan Energy Corporation and KeySpan Corporation, Supreme Court, King County

There are [REDACTED: Specific number] pending lawsuits arising out of the Unit 40 expansion project.

[REDACTED: Description of pending lawsuits and insurance coverage.]

Employment

Jeffrey Brathwaite v. KeySpan Energy Corporation, Supreme Court, King County

Kevin O’Connell v. KeySpan Energy Corporation, KeySpan Ravenswood Services, Inc. and Hydrochem Industrial Services, Inc., Supreme Court, King County

Section 5.13(a)
Permits; Compliance with Laws

1.           Ravenswood holds the following New York City Fire Department permits:

Account #	Permit Description
04115150	AC/REFRIG>SHP AND/OR ROOF/CEIL
06462758	STR/USE/SELL/ACD1000GL/MAJ/POR
08015133	BULK OIL STR-INSPECT PER UNIT
08014086	BULK OIL STR-INSPECT PER UNIT COM-MX/LQ STR/USE/SEL 1-10 UNIT
09061680	LAB STR/USE SML QTY-RENEW INSP
20010849	COM-MX/LQ STR/USE/SEL 1-10 UNIT
26062695	COM-MX> 10 GAL TO 550 GAL
86077468	AUTO SPRINK SYS/INIT SIAMESE EACH ADD SIAMESE CONNECTION
23097637	2-YEARS FUNCTIONALITY TEST
22118103	2-YEARS FUNCTIONALITY TEST
24128407	2-YEARS FUNCTIONALITY TEST
25090721	2-YEARS FUNCTIONALITY TEST
25159815	2-YEARS FUNCTIONALITY TEST
24065427	GASES COMPRESSED STORE/SELL; COMB GASES NOT 15 PSI
85013548	GASES/STR/1300G INSPECT PER HR; GASES/STR/1300G INSPECT 5 MINS COMPRESSED GASES ONLY STR/USE
22012819	STAND PIPE SYS/INITIAL SIAMESE STAND PIPE SYS/EA ADD SIAMESE
22014237	COM-MX/LQ STR/USE/SEL 500-2500
21059514	COM-MX/LQ STR/USE/SEL 1-10 UNIT
Rainey Substation
20003216	COM-MX/LQ STR/USE/SEL>500-2500 COM-MX/LQ EA ADD-2500G MAJ POR
Gas Turbines
99029456	AC/REFRIG>SHP AND/OR ROOF/CEIL
99029464	COMPRESSED GASES ONLY STR/USE USE O2/COMB GASES IN BLOWPIPE COM-MX/LQ STR/USE/SEL 500-2500 COM-MX/LQ EA ADD-2500G MAJ POR

86015161
A/C UP TO 3 UNITS                                                                                                                                    USE 02 COMB GASES IN BLOWPIPE                                                                                                                    A/C EACH ADDITIONAL 6 UNITS                                                                                                                     GASES COMPRESSED STORE/SELL                                                                                                ACETYLENE STORAGE                                                                                                                                 COMB MIX/LIQ-300F> 70-500 GAL                                                                                                                         LIQUID GASES ONLY < 1300 GALS                                                                                                          COMPRESSED GASES ONLY STR/USE

24013898	COMPRESSED GASES ONLY STR/USE
CITYWIDE DISASTER	ANNUAL QUEENSWATCH SERVICE

2.           The New York City Fire Department issues "Certificates of Fitness" to employees ofServices in the following categories:

C14	CHARGE OF CHEMICAL LABORATORY
C24	SUPERVISE BULK ACID STORAGE
F12	STDPIPE/FIRE PUMP/GRAV TANK
F30	FIRE GUARD TORCH OPERATIONS
F36	FIRE GUARD GENERIC
F93	CON FG CONST/TOR OP.
F97	CON STD/SPRK FIRE PUMP
G14	HANDLE HYDROGEN
G29	COMPRESS GAS 15 PSI
G35	OPERATE AIR COMPRESSOR
G38	TORCH USE OF O-2 COMB GAS
G44	STORE/SALE/USE OF LPG
G46	STORE/USE NONFLAM COMP GASES
G95	CON USE FLAMM GAS CUT/WELD/JT
G97	CON CRYO SYST/STORE/HAND/LIQU
G98	CON HAND/STOR/COMP FLAMM GAS
P10	SUPERVISE PETROLEUM PIPELINE
P12	SUPERVISE BULK OIL PLANTS
P23	OPERATION OF PETRO PIPELINE
W11	TEST AIR COMPRESSOR
W12	MAINTENANCE SPRINKLER SYSTEM

3.           Section 5.8(a) of the Seller Disclosure Schedules is incorporated herein by reference.

Section 5.13(b)
Permits; Compliance with Laws

None.

Section 5.14
Regulation as a Utility

1.
Ravenswood is a regulated public utility under the Federal Power Act and subject to the jurisdiction of FERC.  It is an exempt wholesale generator ("EWG") (See FERC Docket No. EG99-166).  It sells its capacity, energy, and ancillary services exclusively at wholesale pursuant to its market-based rate authority and tariff (See FERC Docket No. ER99-2387) subject to the market rules and mitigation measures contained in the New York Independent System Operator Inc. Services Tariff (See Central Hudson Gas & Electric, Corp., et al, 86 FERC ¶ 61,062 (1999) and its progeny).

2.	Ravenswood is also a regulated public utility under the New York Public Service Law and subject to the jurisdiction of the New York State Public Service Commission.

Section 5.15
Taxes

1.	The Seller is under IRS audit with respect to the federal consolidated tax returns of it and its subsidiaries, including the Companies, for the years 2000 – 2004.

2.	Ravenswood annually files grievances with New York City challenging the property tax assessments for the Real Property.

3.
The Companies are party to the National Grid General Partnership and Affiliated U.S. Corporations Federal and State Income Tax Allocation Agreement, as amended and restated, effective as of August 24, 2007.

4.
For Federal income tax purposes, the Companies join in the filing of a consolidated return with the Seller as the parent/taxpayer.  All tax years through and including December 31, 1999, are closed.  The current IRS audit cycle is for the calendar years 2000 – 2004, inclusive.  Thus, all years from 2000 forward are open.

5.
For state and local income tax purposes, Ravenswood joins in the filing of combined New York State and New York City "income" tax returns beginning July 1, 2002, with the Seller as the parent.  The combined returns are currently under audit by the New York State Department of Finance for the tax years 2000 – 2002, inclusive.  The New York City Department of Finance is also auditing the combined returns for the tax years 2000 – 2002, inclusive.  The calendar tax years 2003 – 2006 are open years.  Tax returns for the short tax year ended August 24, 2007, have not yet been filed.

6.	For state and local income tax purposes, Services files separate company returns. The tax years 1999 – 2003, inclusive, are closed by statute.

Section 5.16
Intellectual Property

1.           The following applications are owned or licensed by the Seller or one of its Affiliates, and will not be available to the Companies or their Affiliates after the Closing (except to the extent applicable as set forth in the Transition Services Agreement):

Application Function	Vendor
Supply Chain (Purchasing & Inventory)	Oracle
Work Management - Demand Maintenance and Preventative Maintenance	Maximo
HR (payroll & benefits)	Peoplesoft
Time Entry	Smart Time
Finance	Oracle
Fixed Assets	PowerPlant
Budgeting	Essbase/Pillar
Security – Access	AMAG
Security – Video	Verint
Email client	Netscape
Email server	Sun One Messaging Server and LDAP
Calendar client	Oracle Calendar Client
Calendar client	Oracle Calendar Server
MircoGads System - provides data to the NYISO and the National Electric Reliability Council; captures unit outage and derate events which is used to calculate unit capacity payments; also used to capture unit performance, reliability, availability, and maintenance information.
MicroGads
The E-notification system provides all Ravenswood PI alarming to e-mail, pagers and cell phone.	E-Notification
Outage Scheduling	Primavera
Visual KPI - role based cell phone access to Ravenswood PI and Smartsignal data.	Transpara
NOx RACT Compliance and Reporting System	KeySpan

2.           Seller also holds site licenses for Microsoft Office and McAfee Anti-Virus, which are currently used by the Companies but will not be available to the Companies or their Affiliates after the Closing. Should the Buyer wish to continue using these software packages, it will need to purchase licenses from the vendors.

3.           [REDACTED: Name of party due to confidentiality] owns certain software relating to the performance of fuel supply management and energy supply trading operations for the Companies pursuant to the Companies’ obligations under the [REDACTED: Name of party due to confidentiality] Agreements, which will not be transferred to the Companies after the Closing.  The Companies do not maintain software to support fuel supply management and energy supply trading operations.

Section 5.17
Insurance

None.

Section 5.19
Bank Accounts

	Bank	Account	Account Name	Purpose	Authorized Signatories
1.	Chase	[REDACTED]	KeySpan-Ravenswood Services Corp.	Working Fund Account; Permits	[REDACTED]
2.	Chase	[REDACTED]	KeySpan-Ravenswood LLC
Site Restoration after decommissioning of the Facility as required by the NYSPSC (Prior to the Closing, Services will transfer this Chase account [REDACTED: Account Number] to an Affiliate of the Seller other than the Companies.)
[REDACTED]

Section 7.1
Conduct of Business of the Seller

1.	Ravenswood has the following pending property tax petitions and may enter into or amend a tax agreement, treaty or settlement with respect to such petitions:

Tax Year	Index Number
1999	104132
2000	103309
2001	103859
2002	104083
2003	104432
2004	101463
2005	100551
2006	100433
2007	100107

2.
Prior to the Closing, Service will assign the Operation and Maintenance Agreement between Global Common Greenport, LLC and Services, dated June 27, 2003, to an Affiliate of the Seller other than the Companies.

3.	Prior to the Closing, KeySpan Corporate Services LLC will, subject to the satisfaction of the terms therein, assign to Services its obligations under the following contracts:

[REDACTED: Certain contracts subject to assignment.]

4.	[REDACTED: Certain contracts subject to assignment.]

5.	[REDACTED: Potential settlement agreement.]

6.	Prior to the Closing, Services will transfer Chase account number [REDACTED: account number] to an Affiliate of the Seller other than the Companies.

7.	[REDACTED: Potential settlement agreement.]

8.
Management employees are due an annual wage increase effective July 1, 2008.  The wage increase will be consistent with past practices except that it will be based on a 15 month period as a result of moving the annual effective date from April 1 (KeySpan) to July 1 (National Grid). The estimated amount for all Ravenswood management employees and corporate support employees is $[REDACTED: Amount of wage increase.]

Section 7.9(b)(ii)
Continuing Corporate Employee(s)

[REDACTED: Employee names.]

Section 7.9(b)(iv)
Severance Benefits

1.           Eligible Management Employees Terminated On or Before [REDACTED: Date.]

Eligibility: any full time Continuing Employee who had achieved at least one full year of service as of August 24, 2007 ("Eligible Management Employee").

Eligible Management Employees terminated on or before [REDACTED: Date] shall be entitled to severance benefits consistent with the terms of the 2007 Management Change of Control Severance Plan, as in effect on the Closing Date.

The 2007 Management Change of Control Severance Plan provides for a cash severance payment in an amount equal to not less than 12 weeks, but not more than 78 weeks, of base pay.  Benefit amounts are determined based on the Eligible Management Employee’s management band and years of service.  Eligible Management Employees shall also receive (i) continuation of medical, dental and life insurance benefits during the severance period and (ii) one (1) month of outplacement services.

2.	Severance Benefits for Eligible Management Employees Terminated
after [REDACTED: Date] and Other Management Employees.

Any (a) Eligible Management Employee terminated after [REDACTED: Date] (but within [REDACTED: Length of term] of the Closing Date) and (b) Continuing Employee terminated from Services or its successor for reasons other than cause within [REDACTED: Length of term] of the Closing Date who is not eligible for the 2007 Management Change of Control Severance Plan shall be entitled to a cash severance benefit in an amount equal to [REDACTED: Severance benefits.]

 Section 7.10(a)
Emissions Allowances to be Included in the Ravenswood Accounts

SO2 Allowances
Account No.: 002500FACLTY
Account Name: Ravenswood Generating Station

Vintage Year	Start Block	End Block	PRG Code	Total Block	ORISPL Code
2008	5452506	5452905	ARP	400	2500
2008	5455644	5456543	ARP	900	2500
2008	5458300	5460999	ARP	2700	2500
2008	9440724	9440724	ARP	1	2500
2008	9440725	9440725	ARP	1	2500
2008	9440726	9440727	ARP	2	2500
2009	5452506	5452905	ARP	400	2500
2009	5455644	5456543	ARP	900	2500
2009	5458300	5460999	ARP	2700	2500
2009	9440724	9440724	ARP	1	2500
2009	9440725	9440725	ARP	1	2500
2009	9440726	9440727	ARP	2	2500
2010	5166789	5167188	ARP	400	2500
2010	5169949	5170848	ARP	900	2500
2010	5172622	5175321	ARP	2700	2500
2011	5166789	5167188	ARP	400	2500
2011	5169949	5170848	ARP	900	2500
2011	5172622	5175321	ARP	2700	2500
2012	5166789	5167188	ARP	400	2500
2012	5169949	5170848	ARP	900	2500
2012	5172622	5175321	ARP	2700	2500
2013	5166789	5167188	ARP	400	2500
2013	5169949	5170848	ARP	900	2500
2013	5172622	5175321	ARP	2700	2500
2014	5166789	5167188	ARP	400	2500
2014	5169949	5170848	ARP	900	2500
2014	5172622	5175321	ARP	2700	2500
2015	5166789	5167188	ARP	400	2500
2015	5169949	5170848	ARP	900	2500
2015	5172622	5175321	ARP	2700	2500
2016	5166789	5167188	ARP	400	2500
2016	5169949	5170848	ARP	900	2500
2016	5172622	5175321	ARP	2700	2500
2017	5166789	5167188	ARP	400	2500
2017	5169949	5170848	ARP	900	2500
2017	5172622	5175321	ARP	2700	2500
2018	5166789	5167188	ARP	400	2500

2018	5169949	5170848	ARP	900	2500
2018	5172622	5175321	ARP	2700	2500
2019	5166789	5167188	ARP	400	2500
2019	5169949	5170848	ARP	900	2500
2019	5172622	5175321	ARP	2700	2500
2020	5166789	5167188	ARP	400	2500
2020	5169949	5170848	ARP	900	2500
2020	5172622	5175321	ARP	2700	2500
2021	5166789	5167188	ARP	400	2500
2021	5169949	5170848	ARP	900	2500
2021	5172622	5175321	ARP	2700	2500
2022	5166789	5167188	ARP	400	2500
2022	5169949	5170848	ARP	900	2500
2022	5172622	5175321	ARP	2700	2500
2023	5166789	5167188	ARP	400	2500
2023	5169949	5170848	ARP	900	2500
2023	5172622	5175321	ARP	2700	2500
2024	5166789	5167188	ARP	400	2500
2024	5169949	5170848	ARP	900	2500
2024	5172622	5175321	ARP	2700	2500
2025	5166789	5167188	ARP	400	2500
2025	5169949	5170848	ARP	900	2500
2025	5172622	5175321	ARP	2700	2500
2026	5166789	5167188	ARP	400	2500
2026	5169949	5170848	ARP	900	2500
2026	5172622	5175321	ARP	2700	2500
2027	5166789	5167188	ARP	400	2500
2027	5169949	5170848	ARP	900	2500
2027	5172622	5175321	ARP	2700	2500
2028	5166789	5167188	ARP	400	2500
2028	5169949	5170848	ARP	900	2500
2028	5172622	5175321	ARP	2700	2500
2029	5166789	5167188	ARP	400	2500
2029	5169949	5170848	ARP	900	2500
2029	5172622	5175321	ARP	2700	2500
2030	5166789	5167188	ARP	400	2500
2030	5169949	5170848	ARP	900	2500
2030	5172622	5175321	ARP	2700	2500
2031	5166789	5167188	ARP	400	2500
2031	5169949	5170848	ARP	900	2500
2031	5172622	5175321	ARP	2700	2500
2032	5166789	5167188	ARP	400	2500
2032	5169949	5170848	ARP	900	2500
2032	5172622	5175321	ARP	2700	2500
2033	5166789	5167188	ARP	400	2500
2033	5169949	5170848	ARP	900	2500

2033	5172622	5175321	ARP	2700	2500
2034	5166789	5167188	ARP	400	2500
2034	5169949	5170848	ARP	900	2500
2034	5172622	5175321	ARP	2700	2500
2035	5166789	5167188	ARP	400	2500
2035	5169949	5170848	ARP	900	2500
2035	5172622	5175321	ARP	2700	2500
2036	5166789	5167188	ARP	400	2500
2036	5169949	5170848	ARP	900	2500
2036	5172622	5175321	ARP	2700	2500
2037	5166789	5167188	ARP	400	2500
2037	5169949	5170848	ARP	900	2500
2037	5172622	5175321	ARP	2700	2500

NYS ADRP NOx Allowances
Account Name: Ravenswood Generating Station

Unit ID	Account Number	Control Period	AllowanceType	Program	Date Acquired	Serial Range	AllowanceTotal
10	NYNOX10047	2007-08	Standard	Part 237	1/26/05	224494-224766	273
10	NYNOX10047	2008-09	Standard	Part 237	9/08/06	273870 - 274142	273
	NYNOX10048	2007-08		Part 237
	NYNOX10048	2008-09		Part 237
20	NYNOX10049	2007-08	Standard	Part 237	1/26/05	224767 - 225395	629
20	NYNOX10049	2008-09	Standard	Part 237	9/08/06	274143 - 274771	629
30	NYNOX10050	2007-08	Standard	Part 237	1/26/05	225396 - 226902	1507
30	NYNOX10050	2008-09	Standard	Part 237	9/08/06	274772 - 276278	1507
CT02-1	NYNOX10051	2007-08	Standard	Part 237	1/26/05	226903 - 226906	4
CT02-1	NYNOX10051	2008-09	Standard	Part 237	9/08/06	276279 - 276282	4

CT02-2	NYNOX10052	2007-08	Standard	Part 237	1/26/05	226907 - 226909	3
CT02-2	NYNOX10052	2008-09	Standard	Part 237	9/08/06	276283 - 276285	3
CT02-3	NYNOX10053	2007-08	Standard	Part 237	1/26/05	226910 - 226912	3
CT02-3	NYNOX10053	2008-09	Standard	Part 237	9/08/06	276286 - 276288	3
CT02-4	NYNOX10054	2007-08	Standard	Part 237	1/26/05	226913 - 226916	4
CT02-4	NYNOX10054	2008-09	Standard	Part 237	9/08/06	276289 - 276292	4
CT03-1	NYNOX10055	2007-08	Standard	Part 237	1/26/05	226917 - 226919	3
CT03-1	NYNOX10055	2008-09	Standard	Part 237	9/08/06	276293 - 276295	3
CT03-2	NYNOX10056	2007-08	Standard	Part 237	1/26/05	226920 - 226921	2
CT03-2	NYNOX10056	2008-09	Standard	Part 237	9/08/06	276296 - 276297	2
CT03-3	NYNOX10057	2007-08	Standard	Part 237	01/26/2005	226922 - 226924	3
CT03-3	NYNOX10057	2008-09	Standard	Part 237	9/08/06	276298 - 276300	3
CT03-4	NYNOX10058	2007-08	Standard	Part 237	1/26/05	226925 - 226927	3
CT03-4	NYNOX10058	2008-09	Standard	Part 237	9/08/06	276301 - 276303	3
UCC001	NYNOX10518	2007-08		Part 237
UCC001	NYNOX10518	2008-09		Part 237

NYS ADRP SO2 Allowances

Unit ID	Account Number	Account Name	Control Period	Date Acquired	Serial Range	Allowance Total
10	NYSO210239	Unit 10 SO2 Compliance	2008	11/02/2005	1605384 - 1605741	358
10	NYSO210239	Unit 10 SO2 Compliance	2009	10/18/2006	1812391 - 1812748	358
	NYSO210240	SO2 Overdraft	2008
	NYSO210240	SO2 Overdraft	2009
20	NYSO210241	Unit 20 SO2 Compliance	2008	11/02/2005	1605742 - 1606299	558
20	NYSO210241	Unit 20 SO2 Compliance	2009	10/18/2006	1812749 - 1813306	558
30	NYSO210242	Unit 30 SO2 Compliance	2008	11/02/2005	1606300 - 1608387	2088
30	NYSO210242	Unit 30 SO2 Compliance	2009	10/18/2006	1813307 - 1815394	2088

NOx Budget Allowance
Account Name: Ravenswood Generating Station

Account Number	Start Lock	End Block	PRG Code	Total Block	ORISPL Code
2500000010	224528	225015	NBP	488	2500
2500000020	225016	225633	NBP	618	2500
2500000030	225634	226863	NBP	1230	2500
002500BLR001	259141	259172	NBP	32	2500
002500BLR003	259173	259209	NBP	37	2500
002500BLR004	259210	259245	NBP	36	2500
002500CT0001	226985	226986	NBP	2	2500
002500CT0004	226987	226988	NBP	2	2500
002500CT0005	226989	226993	NBP	5	2500
002500CT0006	226994	226998	NBP	5	2500
002500CT0007	226999	227004	NBP	6	2500
002500CT0008	227005	227012	NBP	8	2500
002500CT0009	227013	227021	NBP	9	2500
002500CT0010	227022	227028	NBP	7	2500
002500CT0011	227029	227036	NBP	8	2500
002500CT02Z1	227037	227043	NBP	7	2500
002500CT02Z2	227044	227051	NBP	8	2500
002500CT02Z3	227052	227058	NBP	7	2500
002500CT02Z4	227059	227066	NBP	8	2500
002500CT03Z1	227067	227072	NBP	6	2500
002500CT03Z2	227073	227078	NBP	6	2500
002500CT03Z3	227079	227084	NBP	6	2500
002500CT03Z4	227085	227089	NBP	5	2500
002500UCC001	261202	261226	NBP	25	2500

 Section 7.12
Restructuring

[REDACTED: Specific steps to implement the restructuring contemplated in Section 7.12.]

Set forth below is a summary of the steps to be undertaken to effectuate the Restructuring contemplated by Section 7.12 of the Agreement.

Section 7.13
Termination of Affiliate Contracts

Set forth below are Affiliate Contracts that will terminate upon their terms in accordance with the Agreement:

1.	Both Companies are party to the Services Agreement with KeySpan Corporate Services LLC, dated January 1, 2008.

2.
The Companies are party to the National Grid General Partnership and Affiliated U.S. Corporations Federal and State Income Tax Allocation Agreement, as amended and restated, effective as of August 24, 2007.

Section 7.16
Ravenswood Insurance

The Seller maintains the following insurance policies for its subsidiaries, including the Companies:

SCHEDULE OF INSURANCE
2007/2008

	POLICY	CARRIER	POLICY #	PERIOD	LIMITS	DESCRIPTION
	GENERAL LIABILITY	[REDACTED]	[REDACTED]	02/01/07 - 04/01/08	[REDACTED]	CAPTIVE LAYER
•	EXCESS LIABILITY	[REDACTED]	[REDACTED]	02/01/07 - 04/01/08	[REDACTED]	MULTI- LAYERED PER OCCURRENCE
	EXCESS LIABILITY	[REDACTED]	[REDACTED]	02/01/07 - 04/01/08	[REDACTED]	GENERAL LIABILITY PROGRAM
	EXCESS LIABILITY	[REDACTED]	[REDACTED]	08/24/07-04/01/08	[REDACTED]

	EXCESS D & O LIABILITY	[REDACTED]	[REDACTED]	12/01/07 - 12/01/08	[REDACTED]	DIRECTORS & OFFICERS INS COVER
	CHARTERERS LEGAL LIABILITY	[REDACTED]	[REDACTED]	02/21/08 – 02/21/09	[REDACTED]	CHARTERERS LEGAL LIABILITY FOR TRANSPORT OF FUEL OIL VIA BARGE FROM NJ TERMINAL TO RAVENSWOOD PLT.

ALL RISK POLICY	[REDACTED]	[REDACTED]	03/01/07 - 04/01/08	[REDACTED]	ALL RISK PROP. & BOILER MACH. COV.

	BUSINESS TRAVEL	[REDACTED]	[REDACTED]	01/14/05 - 03/14/08	[REDACTED]	INS. COV. FOR BUSINESS TRAVEL
	BLANKET CRIME INS	[REDACTED]	[REDACTED]	08/24/07 -08/24/08	[REDACTED]	INS. COV. FOR CRIME ON KEYSPAN PROPERTY
•	BLANKET CRIME INS	[REDACTED]	[REDACTED]	08/24/07 -08/24/08	[REDACTED]
•	FIDUCIARY LIA.	[REDACTED]	[REDACTED]	11/30/07 - 11/30/08	[REDACTED]	INS. COV FOR FIDUCIARY PLANS INCLUD. NAT GRID US
	FIDUCIARY LIA.	[REDACTED]	[REDACTED]	11/30/07 - 11/30/08	[REDACTED]
	FIDUCIARY LIA.	[REDACTED]	[REDACTED]	11/30/07 - 11/30/08	[REDACTED]
	FIDUCIARY LIA.	[REDACTED]	[REDACTED]	11/30/07 - 11/30/08	[REDACTED]
	SPECIAL CRIME	[REDACTED]	[REDACTED]	05/28/07 - 05/28/08	[REDACTED]	SPECIAL CRIME COVERAGE FOR EMPLOYEES
	WORKERS COMP.	[REDACTED]	[REDACTED]	09/30/07 - 09/30/08	[REDACTED]	CAPTIVE LAYER
KEYSPAN CAPTIVE INSURANCE PROGRAM
	POLICY	POLICY #	PERIOD		LIMITS	DESCRIPTION
	GENERAL LIABILITY	[REDACTED]	02/01/08 - 04/01/09		[REDACTED]	SELF INS TO $3M

PROPERTY	[REDACTED]	03/01/07 - 04/01/08	[REDACTED]	FOR $5M LAYER ABOVE VARIOUS DEDUCTIBLES
WORKERS COMP.	[REDACTED]	09/30/07 - 09/30/08	[REDACTED]	SELF INSURED TO $1M
OUTAGE INSURANCE
POLICY	POLICY #	PERIOD	LIMITS	DESCRIPTION
OUTAGE INSURANCE	[REDACTED]	1/1/08 – 12/31/08	[REDACTED]	LOSSES INCURRED TO REPLACE THE POWER OTHERWISE GENERATED BY COVERED UNITS RESULTING FROM AN UNPLANNED EVENT

Section 7.20
Guaranties

Item	Counter Party	Guaranteed Party	Contract	Amount $	Guarantee Date
1.	Con Edison	Ravenswood	Gas Transportation and Balancing Agreement	[REDACTED]	1/12/04
2.	Iroquois Gas Transmission System, LP	Ravenswood	Contract for 60,000 Dth/day firm reserved transportation	[REDACTED]	9/23/05
3.	Sunoco, Inc	Services	Fuel Oil Supply Agreement to provide No. 6 oil to Ravenswood	[REDACTED]	12/13/07
4.	Westport Petroleum, Inc.	Services	Fuel Oil Supply Agreement to provide No. 6 oil to Ravenswood	[REDACTED]	12/13/07
5.	New York State Department of Public Service	Ravenswood	Financial assurances required for the Unit 40 decommissioning license obligations pursuant to Article X license	[REDACTED]	8/05/05
6.	ConocoPhilips Company	Services	Fuel Oil Supply Agreement	[REDACTED]	2/08/08

BUYER DISCLOSURE SCHEDULES

These disclosure schedules are delivered to you pursuant to the Membership Interest and Stock Purchase Agreement, dated March 31, 2008 (the "Agreement"), by and among KeySpan Corporation, a New York corporation (the "Seller"), for purposes of Sections 2.1, 4.5, 5.1, 5.2, 5.3, 5.6, 7.1, 7.8, 7.13, 7.17 and Article XI only, KeySpan Energy Corporation, a New York corporation and TransCanada Facility USA, Inc., a Delaware corporation (the "Buyer"), and constitutes the "Buyer Disclosure Schedules" as defined in the Agreement.

           Nothing in these Buyer Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in the Agreement or to independently constitute any representation, warranty or covenant.  In particular, although these Buyer Disclosure Schedules may contain supplementary information not specifically required under the Agreement, such supplementary information (i) is provided for general information purposes for the parties to the Agreement, (ii) is not separately represented or warranted herein or in the Agreement and (iii) does not necessarily include other matters of a similar informational nature.

           Inclusion of any item in these Buyer Disclosure Schedules (i) does not represent a determination that such item is material or establish a standard of materiality, (ii) does not represent a determination that such item is required to be disclosed pursuant to the Agreement, (iii) does not represent a determination that such item did not arise in the ordinary course of business, and (iv) shall not constitute, or be deemed to be, an admission to any third party concerning such item or an admission of default or breach under any agreement or document.

           Disclosures included herein shall be considered to be made for purposes of other sections of these Buyer Disclosure Schedules to the extent that the relevance of any such disclosure to any other sections of the Buyer Disclosure Schedules is reasonably apparent from the text of such disclosure.  The inclusion of any cross-references to any section of these Buyer Disclosure Schedules, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not reasonably apparent for the purposes of the immediately preceding sentence.

           The information contained herein is provided solely for purposes of making disclosures to the Seller under the Agreement.  In disclosing this information, the disclosing party does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

           Appendices and exhibits attached hereto and referenced herein form an integral part of the sections of these Buyer Disclosure Schedules into which they are incorporated by reference or attached for all purposes as if fully set forth in such section.

           Unless otherwise noted herein, any capitalized term used in these Buyer Disclosure Schedules shall have the same meaning assigned to such term in the Agreement.

Any introductory language or headings contained in these Buyer Disclosure Schedules are for convenience of reference only and shall not affect the interpretation of these Buyer Disclosure Schedules or the Agreement.

Schedule 6.3(a)
Consent and Approvals; No Violation

None.

Schedule 6.3(b)
Buyer’s Required Regulatory Approvals

1.
Ravenswood participates in a NOx RACT Compliance Program (6 NYCRR Part 227-2) with the A-House and the Seller's Long Island generation portfolio. The Buyer will need to establish a NOx RACT Compliance Program with the NYDEC.

2.	FCC consent is required for the transfer of one (1) radio license to the Buyer.

3.
Approval from the New York State Board on Electric Generation Siting and the Environment for the transfer of the Certificate of Environmental Compatibility and Public Need for Unit 40 (Case 99-F-1625) pursuant to 16 NYCRR § 1000.16.

4.	As of the date hereof, KeySpan Generation LLC is named on the Ravenswood SPDES permit. This permit will be transferred into the name of one of the Companies prior to the Closing.

Section 6.3(c)
New York State UCAP Generation Capacity and NYISO Transmission

An Affiliate of the Buyer is a party to an agreement (“Unit Entitlement Agreement”) through which it is entitled to the energy and capacity of a 65 MW gas-fired power generation facility in New York state which is qualified to bid in the UCAP auction in the Rest-of-State Region.  Neither the Buyer nor its Affiliates own any equity interest in this facility.  The Unit Entitlement Agreement expires on July 1, 2008.  [REDACTED: Further description of the Unit Entitlement Agreement subject to Confidentiality Agreement.]

Neither the Buyer nor any of its Affiliates own or control any other generation capacity in any zones within New York state.  In addition, neither the Buyer nor any of its Affiliates own or control any transmission which is located in, or interconnected to, the NYISO market.